
11005559

Received SEC

MAR 1 6 2011

Washington, DC 20549

PROVEN PERFORMANCE

Building momentum



U.S. BANCORP 2010 Annual Report

usbancorp

2010 REVENUE


43%

Consumer and Small Business Banking

Our commitment to outstanding customer service, plus more than 3,000 convenient banking offices throughout 25 states and great online access make us the bank of choice for millions of customers. U.S. Bank supports the individuals, families and businesses of our nation with quality products and services.


20%

Wholesale Banking and Commercial Real Estate

U.S. Bank is helping to drive a recovering economy through wide-ranging financial services and capital access for large and middle market businesses, financial institutions, public sector clients, builders and developers of companies and communities and corporate America.


9%

Wealth Management and Securities Services

Our Wealth Management advisors guide our clients in building, managing and protecting the wealth they've earned. Our Securities Services business is a top-tier provider of Corporate Trust services and serves businesses, financial institutions, government entities and other clients with a full menu of services and industry-leading capabilities.


28%

Payment Services

We offer merchant processing and card issuance for a wide variety of cards, companies, government agencies and agent banks. Our subsidiary Elavon is a leading global provider of merchant acquiring services, providing integrated payment processing to more than a million merchants through relationships with financial institutions, associations and other partners.


FSC
www.fsc.org
MIX
Paper from responsible sources
FSC® C015782

Sustainability

This annual report was printed at Hennegan, a company committed to sustaining a healthy and safe environment by exceeding regulatory and environmental requirements as defined by local, state and federal government. Their environmental initiatives focus on:

- Reducing volatile organic compound emissions, energy and water use.
- Recycling chemical and paper waste.
- Sourcing environmentally preferable products.

The paper utilized in this annual report is certified by SmartWood, a program of the Rainforest Alliance, to the FSC® standards and contains a minimum of 10% post-consumer recycled paper fibers. The narrative and financial sections contain 30% post-consumer recycled paper fibers.

BUSINESS SCOPE

Regional
Consumer & Business Banking & Wealth Management



National
Wholesale Banking & Trust Services



International
Payments



U.S. BANCORP AT A GLANCE

Ranking	U.S. Bank is 5th largest U.S. commercial bank
Asset size	$308 billion
Deposits	$204 billion
Loans	$197 billion
Customers	17 million
Bank branches	3,031
ATMs	5,310

Payment services and merchant processing	International
Wholesale banking and trust services	National
Consumer and business banking	Regional
NYSE symbol	USB

At year end December 31, 2010

Proven performance
Building momentum

In 2010, U.S. Bancorp continued to distinguish itself from its peers. Throughout the economic downturn, we held fast to the core fundamentals of our company with a clear focus on the future. Strong capital generation, diversified businesses, quality earnings, prudent risk management and investments in our company have positioned us to maximize the benefits of an economic recovery.


SEC MAIL PROCESSING
RECEIVED
MAR 16 2011

Please see explanation on Page 17 regarding the risks and uncertainties that may affect the accuracy of forward-looking statements.

CORPORATE PROFILE

U.S. Bancorp is a diversified financial services holding company and the parent company of U.S. Bank National Association, the fifth-largest commercial bank in the nation. U.S. Bancorp is known for its strong financial performance, prudent risk management, quality products and services and its focus on customer service. U.S. Bancorp supports the communities it serves through financial services, economic development initiatives, grants, sponsorships and employee volunteerism. U.S. Bancorp has been recognized as one of the safest, most respected and most trusted banking companies in the world. The company offers regional consumer and business banking and wealth management services, national wholesale and trust services, and international payments services to more than 17 million customers. Headquartered in Minneapolis, U.S. Bancorp was founded in 1863 under national Charter #24 and currently employs more than 61,000 people.

Visit U.S. Bancorp online at **usbank.com**


NET INCOME
(Dollars in Millions)
5,000
2,500
0
4,751
4,324
2,946
2,205
3,317
06 07 08 09 10


DILUTED EARNINGS PER COMMON SHARE
(In Dollars)
3.00
1.50
0
2.61
2.42
1.61
.97
1.73
06 07 08 09 10


DIVIDENDS DECLARED PER COMMON SHARE
(In Dollars)
2.00
1.00
0
1.390
1.625
1.700
.200
.200
06 07 08 09 10


RETURN ON AVERAGE ASSETS
(In Percents)
2.4
1.2
0
2.23
1.93
1.21
.82
1.16
06 07 08 09 10


RETURN ON AVERAGE COMMON EQUITY
(In Percents)
25
12.5
0
23.5
21.3
13.9
8.2
12.7
06 07 08 09 10


DIVIDEND PAYOUT RATIO
(In Percents)
100
50
0
52.7
66.3
104.9
20.6
11.5
06 07 08 09 10


NET INTEREST MARGIN (TAXABLE-EQUIVALENT BASIS)
(In Percents)
4.00
2.00
0
3.65
3.47
3.66
3.67
3.88
06 07 08 09 10


EFFICIENCY RATIO (a)
(In Percents)
60
30
0
45.4
49.2
46.9
48.4
51.5
06 07 08 09 10


TIER 1 CAPITAL
(In Percents)
12
6
0
8.8
8.3
10.6
9.6
10.5
06 07 08 09 10


AVERAGE ASSETS
(Dollars in Millions)
300,000
150,000
0
213,512
223,621
244,400
268,360
285,861
06 07 08 09 10


AVERAGE SHAREHOLDERS' EQUITY
(Dollars in Millions)
30,000
15,000
0
20,710
20,997
22,570
26,307
28,049
06 07 08 09 10


TOTAL RISKED-BASED CAPITAL
(In Percents)
15
7.5
0
12.6
12.2
14.3
12.9
13.3
06 07 08 09 10

(a) Computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income excluding net securities gains (losses).



Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2010	2009	2008	2010 v 2009	2009 v 2008
Total net revenue (taxable-equivalent basis)	$ 18,148	$ 16,668	$ 14,677	8.9%	13.6%
Noninterest expense	9,383	8,281	7,348	13.3	12.7
Provision for credit losses	4,356	5,557	3,096	(21.6)	79.5
Income taxes and taxable-equivalent adjustments	1,144	593	1,221	92.9	(51.4)
Net income	3,265	2,237	3,012	46.0	(25.7)
Net income attributable to noncontrolling interests	52	(32)	(66)	*	51.5
Net income attributable to U.S. Bancorp	$ 3,317	$ 2,205	$ 2,946	50.4	(25.2)
Net income applicable to U.S. Bancorp common shareholders	$ 3,332	$ 1,803	$ 2,819	84.8	(36.0)
Per Common Share					
Earnings per share	$ 1.74	$.97	$ 1.62	79.4%	(40.1)%
Diluted earnings per share	$ 1.73	$.97	$ 1.61	78.4	(39.8)
Dividends declared per share	$.20	$.20	$ 1.70	—	(88.2)
Book value per share	$ 14.36	$ 12.79	$ 10.47	12.3	22.2
Market value per share	$ 26.97	$ 22.51	$ 25.01	19.8	(10.0)
Average common shares outstanding	1,912	1,851	1,742	3.3	6.3
Average diluted common shares outstanding	1,921	1,859	1,756	3.3	5.9
Financial Ratios					
Return on average assets	1.16%	.82%	1.21%		
Return on average common equity	12.7	8.2	13.9		
Net interest margin (taxable-equivalent basis)	3.88	3.67	3.66		
Efficiency ratio (a)	51.5	48.4	46.9		
Average Balances					
Loans	$193,022	$185,805	$165,552	3.9%	12.2%
Investment securities	47,763	42,809	42,850	11.6	(.1)
Earning assets	252,042	237,287	215,046	6.2	10.3
Assets	285,861	268,360	244,400	6.5	9.8
Deposits	184,721	167,801	136,184	10.1	23.2
Total U.S. Bancorp shareholders' equity	28,049	26,307	22,570	6.6	16.6
Period End Balances					
Loans	$197,061	$194,755	$184,955	1.2%	5.3%
Allowance for credit losses	5,531	5,264	3,639	5.1	44.7
Investment securities	52,978	44,768	39,521	18.3	13.3
Assets	307,786	281,176	265,912	9.5	5.7
Deposits	204,252	183,242	159,350	11.5	15.0
Total U.S. Bancorp shareholders' equity	29,519	25,963	26,300	13.7	(1.3)
Capital ratios					
Tier 1 capital	10.5%	9.6%	10.6%		
Total risk-based capital	13.3	12.9	14.3		
Leverage	9.1	8.5	9.8		
Tier 1 common equity to risk-weighted assets (b)	7.8	6.8	5.1		
Tangible common equity to tangible assets (b)	6.0	5.3	3.3		
Tangible common equity to risk-weighted assets (b)	7.2	6.1	3.7		

** Not meaningful*
(a) Computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income excluding net securities gains (losses).
(b) See Non-Regulatory Capital Ratios on page 60.

always Building

Differentiating U.S. Bancorp

In 2010, U.S. Bancorp continued to differentiate itself from its peer banks through its industry leading financial performance, prudent risk profile, balance sheet and business line growth, and ongoing investments in the company's franchise and future. Thanks to our low-risk operating model, strong balance sheet and diversified businesses, U.S. Bancorp has been profitable every single quarter during the past three years spanning this recession. In fact, we have further differentiated ourselves by being the only bank in our peer group to have generated a profit every quarter for the past 20 years. U.S. Bancorp, again, ended the year as one of the strongest — if not *the* strongest — banks in the industry.

We have made good strategic use of our historic strength as a conservatively managed, efficient, solid performer to also successfully evolve and transform our company into a growth-oriented organization.

Throughout this difficult economic cycle, we have remained focused on what's fundamental — and what's right for our shareholders, our customers, our employees and our communities. We are building on our strengths and building for the future.


LOANS AND DEPOSITS
(Dollars in Billions)
220
160
100
144
154
185
195
204
197
183
159
131
125
06
07
08
09
10
Loans
Deposits
Ending balances

Growth and investment

Over the past two years, we've expanded our banking franchise through FDIC-assisted bank acquisitions and other branch purchases in California, Arizona, Nevada, Chicago and, most recently, New Mexico, which represented our expansion into the 25th contiguous state in our retail footprint. These are all attractive markets and each acquisition reflected our strategy of accretive, market fill-in and expansion to add density and relevant market share to our franchise. Other business expansion efforts are highlighted in the following pages, including our growth in corporate banking, high-grade bond sales, corporate trust, and payments portfolios, among others. In fact, since 2007, we have acquired five corporate trust operations and numerous payments businesses and portfolios. Our capital generation capabilities and fundamental strength have allowed us to take advantage of these attractive acquisition opportunities, as competitors were distracted by internal issues or choosing to divest.

As the country emerges from the worst of the downturn and begins to recover, you will see the results from our recent strategic investments accelerate. We will continue to pursue strategic acquisition opportunities that meet or exceed our stringent financial criteria. This is an organization focused on sustainable, repeatable and consistent organic growth and any acquisition will simply represent an "opportunity not missed."

Financial performance

Net income for the year rose 50 percent to $3.3 billion, or $1.73 per diluted share, from $2.2 billion the year before. Our performance was driven by record revenue and declining credit costs, and once again, we were an industry leader in return on assets, return on common equity and efficiency, all the while continuing to improve our top-of-class customer service. At year end, credit-loss provisions declined for the fifth consecutive quarter, and loans had risen to a record $197 billion. These results reflected the benefits of our diversified business model, recent investments, deeper customer relationships and overall financial strength.

Continued challenges

Despite these positive results, U.S. Bancorp and the industry still face challenges in loan demand which, though showing some welcome signs of recovery, remains muted. Credit-worthy businesses are applying for credit lines, but many are not actively utilizing them. Commercial utilization levels are at historic lows, and only a continuing and robust recovery will allow that to change.

Capital and liquidity positions

We continued to generate significant capital in 2010, ending the year with a Tier 1 common equity ratio of 7.8 percent and a Tier 1 capital ratio of 10.5 percent, both measures significantly higher than the regulatory levels required to be considered "well-capitalized." Our ability to generate capital each and every quarter, and the significant growth we have experienced in deposits over the past few years have provided us with the capacity to fund and grow our balance sheet. Further, the strength of our capital and liquidity has been recognized by the rating agencies, as our debt ratings continue to place us among the highest-rated banks in the country.

Our role in the recovery

The financial services industry is no longer in a crisis situation; many banks are doing well, and the economy is slowly recovering. As one of America's strongest banks, we are proud to be an industry leader, providing guidance on public messaging and communicating on behalf of our industry with regulators and legislators.

It is now time for America's banking industry to be heard. A healthy and vibrant banking industry is essential to drive the economy forward and help our country recover from this recession. When the intensity of the economic downturn became clear several years ago, and as some financial companies' role in the downturn became known, the entire industry lost a great deal of respect and its reputation suffered. This proved to be harmful to all banks, customers, shareholders and communities. It is now clear that strong banks, including U.S. Bancorp, are critically important to the recovery and must have a voice in the direction of industry regulation. U.S. Bancorp will continue to work with the administration, legislators, the regulators — and our peer banks — to make it clear to all that the banking industry holds the key to accelerating the economic recovery. Importantly, however, we must continue to highlight the consequences of excessive regulation that could be injurious, rather than supportive, of a full recovery.



Richard K. Davis
Chairman, President and Chief Executive Officer



Financial reform and USB

That being said, U.S. Bancorp is well-positioned to manage the uncertainty of industry regulatory reform and its impact on the economic recovery. While our earnings have, and will be, negatively affected by many of these actions — our strength and stability will be emboldened. We began this recession in a relative "position of strength" and we are positioned to emerge in the recovery even stronger.

Although we are defined as a large financial services company, we are still, essentially, an uncomplicated, (even "old-fashioned") bank. Our lower-risk business model and focus on consumer and commercial banking, credit cards, quality home mortgages and fee businesses differentiate us from institutions whose investment banking, brokerage, insurance and other businesses are more volatile and exposed to economic forces more than U.S. Bancorp.

Regardless of the regulatory outcomes, our operating model and growth strategies are proven and sound. We are headed in exactly the right direction even if regulatory, legislative and economic headwinds cause us to take a little longer to get there.

Investing in our employees

Perhaps the most important investment we've made in the past couple of years has been our investment in our employees and our efforts to increase an already-high level



U.S. BANCORP MANAGING COMMITTEE (left to right)

Richard C. Hartnack, Vice Chairman, Consumer and Small Business Banking
Jeffry H. von Gillern, Vice Chairman, Technology and Operations Services
Pamela A. Joseph, Vice Chairman, Payment Services
Richard J. Hidy, Executive Vice President and Chief Risk Officer
Richard B. Payne, Vice Chairman, Wholesale Banking
Howell (Mac) McCullough, III, Executive Vice President, Chief Strategy Officer
Richard K. Davis, Chairman, President and Chief Executive Officer
Joseph C. Hoesley, Vice Chairman, Commercial Real Estate
P.W. (Bill) Parker, Executive Vice President and Chief Credit Officer
Terrance R. Dolan, Vice Chairman, Wealth Management and Securities Services
Jennie P. Carlson, Executive Vice President, Human Resources
Andrew Cecere, Vice Chairman and Chief Financial Officer
Lee R. Mitau, Executive Vice President and General Counsel

of employee engagement. Some may consider such an investment secondary to technology or geography; however, we believe that employees are THE key to our success. Our strategy is to create the most engaged employee partners, who will inspire and deliver an industry-leading customer experience, optimizing our earnings potential — which, in turn, will favorably impact the communities we serve. It all begins with great employees!

Rewarding our shareholders

While the 19.8 percent increase in our share price in 2010 was a very positive reflection of our performance, raising the dividend remains a top priority for me, our management team and board of directors. Our strong capital position and ability to generate capital each quarter through solid operating earnings, even under the most severe economic conditions, gives us confidence in our ability to increase our dividend in 2011. In January, we submitted information to the regulators for their assessment of our capital position, a precursor to obtaining permission to raise our dividend. We believe our shareholders deserve to be rewarded for the investment they have made in this company and for the loyalty, confidence and patience they have shown over the past several years.

As we begin the new year, U.S. Bank is "Positioned to Win" and eager to continue our support to the country's economic recovery. We are proud to be bankers and respectful of the key role we play in helping to make dreams come true.

Sincerely,



Richard K. Davis
Chairman, President and Chief Executive Officer

February 28, 2011

REVENUE
(Dollars in Billions)


20,000
16,000
12,000
13,742
14,060
14,677
16,668
18,148
06
07
08
09
10

RETURN ON AVERAGE ASSETS
(In Percents)


3.00
1.50
0
2.23
1.93
1.21
0.82
1.16
1.38
1.06
0.33
0.41
0.63
06
07
08
09
10
U.S. Bancorp
Peer Median

RETURN ON AVERAGE COMMON EQUITY
(In Percents)


30
15
0
23.5
21.3
13.9
8.2
12.7
13.5
11.6
3.8
1.9
5.0
06
07
08
09
10
U.S. Bancorp
Peer Median

Peer Banks: Bank of America, BB&T, Fifth Third Bancorp, JPMorgan Chase, KeyCorp, PNC Financial Services Group, Regions Financial, SunTrust Banks, U.S. Bancorp and Wells Fargo & Company



U.S. Bancorp's ability to withstand the worst of the economic downturn was earned by years of adhering to prudent credit standards, building a diversified mix of businesses, balancing efficient operations with investments for the future, and profitably growing our franchise.

Our disciplined actions throughout this cycle have served to preserve the strong foundation we have established, and the rewards of this disciplined approach can be seen in our improving credit quality and the growing momentum within our balance sheet and fee income businesses and on-going profitability.



We are committed to enhancing the customer experience and claiming the industry's number one position in customer service. Building deeper relationships with our customers is one of the key ways we build satisfaction and loyalty while discovering new ways to better meet the needs of our customers.

Over the past ten years, our company has continued to build on its prudent, conservative, cost-conscious heritage to emerge as an even stronger company that outperforms its peer group, grows core revenue, increases market share and generates capital at industry-leading levels.

U.S. Bancorp's consistent underwriting standards and credit process and our actions to effectively manage credit risk have served us well throughout the years, and never more so than during the last two. In the latter part of 2010, we enjoyed the priceless legacy of a conservative credit culture, reporting continued improvement in the company's asset quality as net charge-offs, non-performing assets and delinquencies declined. Having credit costs under control positioned the company to be among the first banks to rebound in terms of growth.

As one of only three banks in our peer group to have been profitable every single quarter for the past three years, our operating model has proved strong and sustainable. Our performance, as measured by return on average assets, return on average equity, and efficiency, is consistently at the top of our peer group.

Our balance sheet is strong. We continue to generate a significant amount of capital each quarter and year, and we are confident that we can meet or exceed all future capital requirements, whether dictated by our own growing operations, the U.S. regulatory authorities, or the new Basel III international capital guidelines.

Most importantly, U.S. Bancorp is built on a foundation of doing the right thing for our shareholders, our customers, our employees and our communities.

Building on a strong foundation



U.S. Bancorp Growth
U.S. Bank Loans and Deposits Grow
DIVERSIFIED REVENUE MIX
Revenue by Business Line
Full Year 2010
43%
28%
20%
9%
Payment Services
Wholesale Banking and Commercial Real Estate
Wealth Management and Securities Services
Consumer and Small Business Banking
LOANS AND DEPOSITS
(Dollars in Billions)
220
160
100
06
07
08
09
10
Loans
Deposits
Ending balances
usbancorp

MAINTAINING OUR STRENGTH, SAFETY AND STABILITY

U.S. Bank's *diverse revenue streams* and low-cost deposit base differentiate us from many banks. They are ongoing strengths, and have been especially beneficial during the economic downturn. Also, both will help offset pressure on future earnings resulting from recent legislation and regulation restricting banking activities which impacted our 2010 revenue by more than $415 million. U.S. Bank's *position of strength* makes us more than able to manage the financial fallout of these new regulations.



U.S. Bancorp works to build strong market positions in all of our businesses and to grow deposit market share in our 25-state branch footprint. As we grow the scope and scale of our businesses, we are able to compete even more effectively. U.S. Bank has expanded profitably through organic growth and through strategic acquisitions during the past two years. Acquisitions of smaller banks, corporate trust businesses, card portfolios, and payment processing providers and portfolios are already contributing, or have the potential to augment, capital generation and revenue growth.

In Consumer Banking, we have opened new traditional branches, on-site and in-store branches and made some low-risk acquisitions in selected high-growth markets. In particular, recent acquisitions added new scale to current key markets in California, Arizona and around Chicago, and we entered the state of New Mexico with 35 branches, giving us top-three deposit market share in that state. Our objective is to achieve and maintain top-three market share or higher in key markets over time. We are the nation's fourth-largest branch network overall and number one in in-store branches. Our mortgage banking division is now sixth-largest in the nation in originations and in servicing. Our home mortgage origination market share has grown 400 percent since 2007, while adhering to our prudent risk management policies.



While our Payments business continues to build scale throughout the world, our newest travel and rewards card, FlexPerks, has become the most successful card issuance program in the industry and has received international recognition for its rewards structure, roll-out marketing and phenomenal growth rate.

In our Wealth Management and Securities Services business, we have made strategic acquisitions that build market share and capabilities, including international alliances which allow us to service clients' global needs. U.S. Bank has successfully completed 18 corporate trust acquisitions over the past 20 years and we are ranked in the top three in the areas of Municipal Trustee, Corporate Trustee and Structured Trustee. We are also in the top three as a third-party provider of mutual funds services. Our December 30 acquisition of the domestic and European-based securitization trust administration businesses of Bank of America, N.A., solidified U.S. Bank's position as a top-tier corporate trust provider.

A single international processing platform and rapid expansion via acquisitions, strategic alliances and joint ventures has moved our Payment Services business to the forefront of global payments, and this scale allows us to leverage our substantial technology investments. Our payments subsidiary Elavon is a top-five domestic merchant acquirer and a top-ten global merchant acquirer. In addition to building our domestic business, notably providing payments services to other banks, we continue to expand internationally with a continued focus on Western Europe, and new operations in Mexico and Brazil.

We are expanding our lower-risk capital markets activities to better meet the needs of our clients and prospects, as well as to build scale in this growing business.

Building relevant scale profitably across all our lines of business has been a successful strategy for us. We have executed the strategy in ways that benefit the profitability and capabilities of our businesses, our financial performance and the quality of products and services we offer our customers.

Building relevant scale





GROWING OUR COMPANY THROUGH SCALE, SKILL AND SERVICE

In Corporate Banking and Commercial Real Estate, we are *expanding low-risk capital markets* activities to better serve clients and to *build scale* in this business. Additionally, we have enhanced foreign exchange services, restructured our customer derivative business and added high grade fixed income and municipal bond capabilities. Specialized corporate banking and capital markets offices are now in New York, Charlotte, Los Angeles and Chicago, among others.

Our technology investments are designed to give us an industry leadership position with the capability to effectively manage risk, operate more efficiently, communicate more easily, deliver quality products and services and improve multichannel delivery.

Every line of business is dependent upon our ability to support, deliver and interact with our customers on a day-to-day, even minute-to-minute basis. Here are just a few of the most impactful investments in technology in the past year.

With more than 30 million "hits" a month, our online banking is a delivery channel that must meet customer demand for ease, simplicity and responsiveness. We are investing $130 million to deliver a superior online and cross-channel experience that deepens customer relationships through sales, self-service and retention capabilities.



Investments in technology are evident at the branch level, a reflection of our goal to make banking at U.S. Bank easy and to build deeper customer relationships. We are investing nearly $300 million in new hardware and software to serve our consumer and small business customers better.

We are building an online and mobile platform that helps customers understand their financial situation and take action when necessary. This customer advocacy includes alert services notifying customers when they need to pay bills or when they may be low on funds. It includes showing customers we know and value them by offering tailored services and solutions and streamlined account opening processes.

With more than 18 billion smart phone apps downloaded through 2010, it's clear that mobile banking apps and other innovative mobile systems are the delivery channels of the future. U.S. Bank has become a leader in product innovation, and we have implemented or are piloting a variety of banking and payments emerging technologies, including support for mobile phone wallets and contactless payment technologies. Mobile wallets and contactless payments are rapidly moving from the experimental and trial stage to broad commercial acceptance.

In our branches, we are making franchise-wide technology investments that will immediately elevate the customer experience. Our bankers have faster, easier access to information and transactions, allowing them to focus on customer service and understanding customer needs. Where in the past it might have taken up to 30 "clicks" to complete an application or account opening, now it can take as few as two. Technological improvements in 2010 included the addition of e-signature pads for Consumer Lending to allow online electronic signatures, eliminating repeated in-person visits.

Other major investments in technology include a new Business Center in Kansas, our Home Mortgage origination platform, Call Center telephony and distribution channel integration. We invested $856 million in our franchise in 2010, including technology enhancements.

Building

for the future through investments **in technology**



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Disclosures
2011 U.S. Bancorp

LEADING THE WAY IN INTERNET AND MOBILE BANKING

Internet and mobile channel usage *continues to grow* dramatically, and U.S. Bank is building new capabilities to meet customer needs. The key driver of our investment priorities is listening to our customers to understand how internet and mobile capabilities make it easier to do business with U.S. Bank. Our focus is on *building a seamless experience* across our channels to serve customers wherever and however they want to do business.



At U.S. Bank, providing an outstanding customer experience is a company priority and is as essential as our financial performance is to the success of our company.

Employees are recognized and rewarded for providing superlative customer service, just as they are for achieving financial and operational goals.

We follow up on our customers' experience with us through regular surveys, and we track the results to achieve continuous improvement. Our employees are trained and equipped to assure excellent service, and our quality products and services meet the needs of individuals, families, businesses and communities.

As we focused on our customers and our communities, customers gravitated to U.S. Bank — and they still do.


CIRCLE of SERVICE EXCELLENCE
usbank

The most prestigious of U.S. Bank's many service recognition programs for employees is our "Circle of Service Excellence." Employees are nominated by co-workers or customers for specific examples of outstanding service and winners receive both public recognition and financial compensation.

In the face of new regulations under legislation following the economic crisis, U.S. Bank has taken the lead in offering our customers choices about how they want to structure their accounts. We responded to the call for more clarity with clear, understandable disclosures and other changes that both met new regulatory requirements and benefitted our customers.

U.S. Bank was at the forefront of our industry in supporting thoughtful, customer-focused financial reforms. Our proactive steps to make banking more transparent increased our reputation as a bank of integrity and customer service, while our stability and strength created a measurable flight to quality as new customers chose U.S. Bank as their financial partner. Customers rank U.S. Bank highly in overall satisfaction, quality and value according to the American Customer Satisfaction Index (ACSI) research conducted in the third quarter of 2010. Our overall satisfaction score once again exceeded the industry average and the other four largest banks in the country. In customer loyalty, U.S. Bank scored significantly higher than the bank industry average.

U.S. Bank also had strong showings in recently released J.D. Power and Associates Customer Satisfaction Studies on home mortgage servicing and credit card customer satisfaction. U.S. Bank owned the lead among traditional bank credit card issuers and was rated third overall in the J.D. Power and Associates Customer Satisfaction study. Additionally, U.S. Bank Home Mortgage placed third in the J.D. Power and Associates 2010 Primary Mortgage Servicer Study.

Building satisfaction and loyalty



BANKING ON OUTSTANDING SERVICE AND CUSTOMER EXPERIENCE

U.S. Bank has kept its *focus on its customers* — and the employees who serve them — throughout the economic downturn. While other banks may have been distracted by critical financial and capital issues, U.S. Bank continued its initiatives to claim the *lead position in customer experience*. We have the service policies and practices in place to support our employees and their continuous efforts to make the customer experience at U.S. Bank exceptional.

Building communities

U.S. Bank serves hundreds of communities, large and small, across our 25-state footprint. From major metropolitan areas to small towns, these communities play a vital role in our success, and in return, we are proud to play a vital role in their economic and community development through grants, sponsorships, financial services, employee volunteerism and other programs.

Our Community Development Corporation is one of the nation's largest tax credit investors and provides innovative financing solutions to help communities create affordable housing projects, preserve historic buildings and districts and fund renewable energy projects. We have invested billions of dollars nationwide in hundreds of transactions to bring revitalization to our communities.



U.S. Bank contributes to the strength and vitality of our communities through the U.S. Bancorp Foundation, local sponsorships, Community Affairs Corporate Giving Program, through quality financial services and by company support and encouragement of our employees' superb volunteer efforts and community leadership.

In 2010 U.S. Bancorp donated $38 million to strengthen our communities. These U.S. Bancorp Foundation grants and Community Affairs contributions, plus financial support of community initiatives and nonprofit sponsorships supported arts and culture, education, economic development and local United Way campaigns across our franchise. Through our partnerships with universities, we are helping create new curricula that will provide financial education in our communities.

Employee volunteer efforts are encouraged and rewarded. Every employee receives eight hours of paid time off each year to volunteer at a nonprofit organization of their choice, and senior managers lead by example in supporting volunteerism. Our Five Star Volunteer Award honors our most remarkable employee volunteers and contributes to the organizations they designate. This year U.S. Bank is recognizing 138 employees located in 28 states across the country, chosen from 418 nominations submitted by employees, co-workers and nonprofit organizations.

To assure that we fully understand the economic and social needs of our communities, we invite business and community leaders to join our local U.S. Bank Advisory Boards. We currently have 141 boards and more than 1,000 board members who serve as additional ears and eyes in the community and provide valuable insights and advice as the bank's ambassadors, advisors and advocates.

We take U.S. Bank's responsibility as a driver of the economy very seriously, and we value the positive difference we are able to make in the lives of our customers and our communities.

Proven performance
Building momentum

There are no limits on our opportunities to succeed. Our business model, operating philosophy and financial strength all withstood the severe disruptions of the past two years, and U.S. Bancorp is in a perfect position to grow even stronger in a recovering economy.

See the following pages for a complete report of our financial results and the policies and procedures that produced them.

Financials

FORWARD-LOOKING STATEMENTS

The following information appears in accordance with the Private Securities Litigation Reform Act of 1995:

This report contains forward-looking statements about U.S. Bancorp. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements and are based on the information available to, and assumptions and estimates made by, management as of the date hereof. These forward-looking statements cover, among other things, anticipated future revenue and expenses and the future plans and prospects of U.S. Bancorp.

Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including deterioration in general business and economic conditions; a recurrence of turbulence in the financial markets; changes in interest rates; deterioration in the credit quality of its loan portfolios or in the value of the collateral securing those loans; deterioration in the value of securities held in its investment securities portfolio; legal and regulatory developments, increased competition from both banks and non-banks; changes in customer behavior and preferences; effects of mergers and acquisitions and related integration, effects of critical accounting policies and judgments; and management's ability to effectively manage credits risk, residual value risk, market risk, operational risk, interest rate risk and liquidity risk. Such statements speak only as of the date hereof, and the company undertakes no obligation to update them in light of new information or future events.

Important factors could cause actual results to differ materially from those anticipated, including the risks discussed in the Management's Discussion and Analysis section that follows, as well as the risks discussed in detail in the "Risk Factors" section on pages 131–138 of this report. However, factors other than these also could adversely affect our results, and the reader should not consider these factors to be a complete set of all potential risks or uncertainties.

Management's Discussion and Analysis

OVERVIEW

The financial performance of U.S. Bancorp and its subsidiaries (the "Company") in 2010 reflected the strength and quality of its business lines, prudent risk management and recent investments. In 2010, the Company achieved record total net revenue, increased its capital, experienced lower credit costs, and grew both its balance sheet and fee-based businesses. Though business and consumer customers continue to be affected by the tepid economic conditions and high unemployment levels in the United States, the Company's comparative financial strength and enhanced product offerings attracted a significant number of new customer relationships in 2010, resulting in loan growth and significant increases in deposits as the Company continues to benefit from a "flight-to-quality" by customers. Additionally, in 2010 the Company invested opportunistically in businesses and products that strengthened its presence and ability to serve customers. Weakness in domestic real estate markets, both residential and commercial, continued to affect the Company's loan portfolios, though the Company's credit costs have declined since late 2009.

Despite significant legislative and regulatory challenges, and an economic environment which continues to adversely impact the banking industry, the Company earned $3.3 billion in 2010, an increase of 50.4 percent over 2009. Growth in total net revenue of $1.5 billion (8.9 percent) was attributable to an increase in net interest income, the result of higher earning assets and expanded net interest margin. Noninterest income grew year-over-year as increases in payments-related revenue and other fee-based businesses were partially offset by expected decreases from recent legislative actions and current economic conditions. The Company's total net charge-offs and nonperforming assets both peaked in the first quarter of 2010, and declined throughout the remainder of the year. Additionally, the Company continued its focus on effectively managing its cost structure while making investments to increase revenue, improve efficiency and enhance customer service, with an efficiency ratio (the ratio of noninterest expense to taxable-equivalent net revenue, excluding net securities gains and losses) in 2010 of 51.5 percent, one of the lowest in the industry.

The Company's capital position remained strong and grew during 2010, with a Tier 1 (using Basel I definition) common equity to risk-weighted assets ratio of 7.8 percent and a Tier 1 capital ratio of 10.5 percent at December 31, 2010. In addition, at December 31, 2010, the Company's total risk-based capital ratio was 13.3 percent, and its tangible common equity to risk-weighted assets ratio was 7.2 percent (refer to "Non-Regulatory Capital Ratios" for further information on the calculation of the Tier 1 common equity to risk-weighted assets and tangible common equity to risk-weighted assets ratios). On January 7, 2011, the Company submitted its plan to the Federal Reserve System requesting regulatory approval to increase its dividend, and expects to receive feedback from the Federal Reserve System late in the first quarter of 2011. Credit rating organizations rate the Company's debt among the highest of its large domestic banking peers. This comparative financial strength provides the Company with favorable funding costs, and the ability to attract new customers, leading to growth in loans and deposits.

In 2010, the Company grew its loan portfolio and significantly increased deposits. Average loans and deposits increased $7.2 billion (3.9 percent) and $16.9 billion (10.1 percent), respectively, over 2009, including the impact of a Federal Deposit Insurance Corporation ("FDIC") assisted transaction in the fourth quarter of 2009. Average loan growth reflected increases in residential mortgages, retail loans and commercial real estate loans, offset by a decline in commercial loans, the result of lower utilization of available commitments.

The Company's provision for credit losses decreased $1.2 billion (21.6 percent) in 2010, compared with 2009. Real estate markets continue to experience stress, and the Company had 8 percent higher net charge-offs in 2010 than in 2009. However, net charge-offs began to decline in early 2010 and the Company's net charge-offs in the fourth quarter of 2010 were 16 percent lower than the fourth quarter of 2009. The Company recorded a provision in excess of net charge-offs of $200 million in the first six months of 2010, but improving credit trends and risk profile of the Company's loan portfolio resulted in the Company recording a provision that was less than net charge-offs by $25 million in the fourth quarter of 2010.

In January, 2011, U.S. federal banking regulators communicated to the Company the preliminary results of an interagency examination of the Company's policies, procedures, and internal controls related to residential mortgage foreclosure practices. This examination was part of a review by the regulators of the foreclosure practices of 14 large mortgage servicers. As a result of the review, the Company expects the regulators will require the Company to address certain aspects of its foreclosure processes, including developing plans related to control procedures and monitoring of loss mitigation and foreclosure activities, and taking certain other remedial actions. Though the Company

Table 1 SELECTED FINANCIAL DATA

Year ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2010	2009	2008	2007	2006
Condensed Income Statement					
Net interest income (taxable-equivalent basis) (a)	$ 9,788	$ 8,716	$ 7,866	$ 6,764	$ 6,790
Noninterest income	8,438	8,403	7,789	7,281	6,938
Securities gains (losses), net	(78)	(451)	(978)	15	14
Total net revenue	18,148	16,668	14,677	14,060	13,742
Noninterest expense	9,383	8,281	7,348	6,907	6,229
Provision for credit losses	4,356	5,557	3,096	792	544
Income before taxes	4,409	2,830	4,233	6,361	6,969
Taxable-equivalent adjustment	209	198	134	75	49
Applicable income taxes	935	395	1,087	1,883	2,112
Net income	3,265	2,237	3,012	4,403	4,808
Net (income) loss attributable to noncontrolling interests	52	(32)	(66)	(79)	(57)
Net income attributable to U.S. Bancorp	$ 3,317	$ 2,205	$ 2,946	$ 4,324	$ 4,751
Net income applicable to U.S. Bancorp common shareholders	$ 3,332	$ 1,803	$ 2,819	$ 4,258	$ 4,696
Per Common Share					
Earnings per share	$ 1.74	$ .97	$ 1.62	$ 2.45	$ 2.64
Diluted earnings per share	$ 1.73	$ .97	$ 1.61	$ 2.42	$ 2.61
Dividends declared per share	$ .200	$ .200	$ 1.700	$ 1.625	$ 1.390
Book value per share	$ 14.36	$ 12.79	$ 10.47	$ 11.60	$ 11.44
Market value per share	$ 26.97	$ 22.51	$ 25.01	$ 31.74	$ 36.19
Average common shares outstanding	1,912	1,851	1,742	1,735	1,778
Average diluted common shares outstanding	1,921	1,859	1,756	1,756	1,803
Financial Ratios					
Return on average assets	1.16%	.82%	1.21%	1.93%	2.23%
Return on average common equity	12.7	8.2	13.9	21.3	23.5
Net interest margin (taxable-equivalent basis) (a)	3.88	3.67	3.66	3.47	3.65
Efficiency ratio (b)	51.5	48.4	46.9	49.2	45.4
Average Balances					
Loans	$193,022	$185,805	$165,552	$147,348	$140,601
Loans held for sale	5,616	5,820	3,914	4,298	3,663
Investment securities	47,763	42,809	42,850	41,313	39,961
Earning assets	252,042	237,287	215,046	194,683	186,231
Assets	285,861	268,360	244,400	223,621	213,512
Noninterest-bearing deposits	40,162	37,856	28,739	27,364	28,755
Deposits	184,721	167,801	136,184	121,075	120,589
Short-term borrowings	33,719	29,149	38,237	28,925	24,422
Long-term debt	30,835	36,520	39,250	44,560	40,357
Total U.S. Bancorp shareholders' equity	28,049	26,307	22,570	20,997	20,710
Period End Balances					
Loans	$197,061	$194,755	$184,955	$153,827	$143,597
Allowance for credit losses	5,531	5,264	3,639	2,260	2,256
Investment securities	52,978	44,768	39,521	43,116	40,117
Assets	307,786	281,176	265,912	237,615	219,232
Deposits	204,252	183,242	159,350	131,445	124,882
Long-term debt	31,537	32,580	38,359	43,440	37,602
Total U.S. Bancorp shareholders' equity	29,519	25,963	26,300	21,046	21,197
Capital ratios					
Tier 1 capital	10.5%	9.6%	10.6%	8.3%	8.8%
Total risk-based capital	13.3	12.9	14.3	12.2	12.6
Leverage	9.1	8.5	9.8	7.9	8.2
Tier 1 common equity to risk-weighted assets (c)	7.8	6.8	5.1	5.6	6.0
Tangible common equity to tangible assets (c)	6.0	5.3	3.3	4.8	5.2
Tangible common equity to risk-weighted assets (c)	7.2	6.1	3.7	5.1	5.6

(a) Presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.
(b) Computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income excluding net securities gains (losses).
(c) See Non-Regulatory Capital Ratios on page 60.

believes its policies, procedures and internal controls related to foreclosure practices materially follow established safeguards and legal requirements, the Company intends to comply with the expected requirements of the regulators in all respects. The Company does not believe those requirements will materially affect its financial position, results of operations, or ability to conduct normal business activities. In addition, the Company expects monetary penalties may be assessed but does not know the amount of any such penalties.

The Company's financial strength, business model, credit culture and focus on efficiency have enabled it to deliver consistently profitable financial performance while operating in a very turbulent environment. Given the current economic environment, the Company will continue to focus on managing credit losses and operating costs, while also utilizing its financial strength to grow market share and profitability. Despite the expectation of significant impacts to the industry from recently enacted legislation, the Company believes it is well positioned for long-term growth in earnings per common share and an industry-leading return on common equity. The Company intends to achieve these financial objectives by providing high-quality customer service, ensuring regulatory compliance, continuing to carefully manage costs and, where appropriate, strategically investing in businesses that diversify and generate revenues, enhance the Company's distribution network and expand its product offerings.

Earnings Summary The Company reported net income attributable to U.S. Bancorp of $3.3 billion in 2010, or $1.73 per diluted common share, compared with $2.2 billion, or $.97 per diluted common share, in 2009. Return on average assets and return on average common equity were 1.16 percent and 12.7 percent, respectively, in 2010, compared with .82 percent and 8.2 percent, respectively, in 2009. Diluted earnings per common share for 2010 included a non-recurring $.05 benefit related to an exchange of newly issued perpetual preferred stock for outstanding income trust securities ("ITS exchange"), net of related debt extinguishment costs. Also impacting 2010 were $175 million of provision for credit losses in excess of net charge-offs, net securities losses of $78 million, and a $103 million gain ($41 million after tax) resulting from the exchange of the Company's long-term asset management business for an equity interest in Nuveen Investments and cash consideration ("Nuveen Gain"). The results for 2009 included $1.7 billion of provision for credit losses in excess of net charge-offs, net securities losses of $451 million, a $123 million FDIC special assessment, a $92 million gain from a corporate real estate transaction and a reduction to earnings per share from the recognition of $154 million of unaccreted preferred stock discount as a result of the redemption of preferred stock previously issued to the U.S. Department of the Treasury.

Total net revenue, on a taxable-equivalent basis, for 2010 was $1.5 billion (8.9 percent) higher than 2009, reflecting a 12.3 percent increase in net interest income and a 5.1 percent increase in total noninterest income. Net interest income increased in 2010 as a result of an increase in average earning assets and continued growth in low cost core deposit funding. Noninterest income increased principally due to higher payments-related and commercial products revenue and a decrease in net securities losses, partially offset by lower deposit service charges, trust and investment management fees and mortgage banking revenue.

Total noninterest expense in 2010 increased $1.1 billion (13.3 percent), compared with 2009, primarily due to the impact of acquisitions, higher total compensation and employee benefits expense and costs related to investments in affordable housing and other tax-advantaged projects, partially offset by lower FDIC deposit insurance expense due to the special assessment in 2009.

Acquisitions In 2009, the Company acquired the banking operations of First Bank of Oak Park Corporation ("FBOP") in an FDIC assisted transaction, and in 2008 the Company acquired the banking operations of Downey Savings and Loan Association, F.A. and PFF Bank and Trust ("Downey" and "PFF", respectively) in FDIC assisted transactions. Through these acquisitions, the Company increased its deposit base and branch franchise. In total, the Company acquired approximately $35 billion of assets in these acquisitions, most of which are covered under loss sharing agreements with the FDIC ("covered" assets). Under the terms of the loss sharing agreements, the FDIC will reimburse the Company for most of the losses on the covered assets.

In 2010, the Company acquired the securitization trust administration business of Bank of America, N.A. This transaction included the acquisition of $1.1 trillion of assets under administration and provided the Company with approximately $8 billion of deposits as of December 31, 2010.

In January 2011, the Company acquired the banking operations of First Community Bank of New Mexico ("FCB") from the FDIC. The FCB transaction did not include a loss sharing agreement. The Company acquired 38 branch locations and approximately $2.1 billion in assets, assumed approximately $1.8 billion in liabilities, and received approximately $412 million in cash from the FDIC.

Table 2 ANALYSIS OF NET INTEREST INCOME (a)

(Dollars in Millions)	2010	2009	2008	2010 v 2009	2009 v 2008
Components of Net Interest Income					
Income on earning assets (taxable-equivalent basis)	$ 12,375	$ 11,748	$ 12,630	$ 627	$ (882)
Expense on interest-bearing liabilities (taxable-equivalent basis)	2,587	3,032	4,764	(445)	(1,732)
Net interest income (taxable-equivalent basis)	$ 9,788	$ 8,716	$ 7,866	$ 1,072	$ 850
Net interest income, as reported	$ 9,579	$ 8,518	$ 7,732	$ 1,061	$ 786
Average Yields and Rates Paid					
Earning assets yield (taxable-equivalent basis)	4.91%	4.95%	5.87%	(.04)%	(.92)%
Rate paid on interest-bearing liabilities (taxable-equivalent basis)	1.24	1.55	2.58	(.31)	(1.03)%
Gross interest margin (taxable-equivalent basis)	3.67%	3.40%	3.29%	.27%	.11%
Net interest margin (taxable-equivalent basis)	3.88%	3.67%	3.66%	.21%	.01%
Average Balances					
Investment securities	$ 47,763	$ 42,809	$ 42,850	$ 4,954	$ (41)
Loans	193,022	185,805	165,552	7,217	20,253
Earning assets	252,042	237,287	215,046	14,755	22,241
Interest-bearing liabilities	209,113	195,614	184,932	13,499	10,682
Net free funds (b)	42,929	41,673	30,114	1,256	11,559

(a) Interest and rates are presented on a fully taxable-equivalent basis utilizing a federal tax rate of 35 percent.
(b) Represents noninterest-bearing deposits, other noninterest-bearing liabilities and equity, allowance for loan losses and unrealized gain (loss) on available-for-sale securities less non-earning assets.

STATEMENT OF INCOME ANALYSIS

Net Interest Income Net interest income, on a taxable-equivalent basis, was $9.8 billion in 2010, compared with $8.7 billion in 2009 and $7.9 billion in 2008. The $1.1 billion (12.3 percent) increase in net interest income in 2010, compared with 2009, was primarily the result of continued growth in lower cost core deposit funding and increases in average earning assets. Average earning assets were $14.8 billion (6.2 percent) higher in 2010, compared with 2009, driven by increases in average loans and investment securities. Average deposits increased $16.9 billion (10.1 percent) in 2010, compared with 2009. The net interest margin in 2010 was 3.88 percent, compared with 3.67 percent in 2009 and 3.66 percent in 2008. The increase in net interest margin was principally due to the impact of favorable funding rates, the result of the increase in deposits and improved credit spreads. Refer to the "Interest Rate Risk Management" section for further information on the sensitivity of the Company's net interest income to changes in interest rates.

Average total loans were $193.0 billion in 2010, compared with $185.8 billion in 2009. The $7.2 billion (3.9 percent) increase was driven by growth in residential mortgages, retail loans, commercial real estate loans and acquisition-related covered loans, partially offset by a $5.8 billion (11.0 percent) decline in commercial loans, which was principally the result of lower utilization of available commitments by customers. Residential mortgage growth of $3.2 billion (13.2 percent) reflected increased origination and refinancing activity throughout most of 2009 and the second half of 2010 as a result of market interest rate declines. Average retail loans increased $2.1 billion (3.3 percent) year-over-year, driven by increases in credit card and installment (primarily automobile) loans. Average credit card balances for 2010 were $1.5 billion (9.8 percent) higher than 2009, reflecting growth in existing portfolios and portfolio purchases during 2009 and the second quarter of 2010. Growth in average commercial real estate balances of $518 million (1.5 percent) reflected the impact of new business activity, partially offset by customer debt deleveraging. Average covered loans were $19.9 billion in 2010, compared with $12.7 billion in 2009, reflecting the FBOP acquisition in the fourth quarter of 2009.

Average investment securities in 2010 were $5.0 billion (11.6 percent) higher than 2009, primarily due to purchases of U.S. government agency-backed securities and the consolidation of $.6 billion of held-to-maturity securities held in a variable interest entity ("VIE") due to the adoption of new authoritative accounting guidance effective January 1, 2010.

Average total deposits for 2010 were $16.9 billion (10.1 percent) higher than 2009. Of this increase,

Table 3 NET INTEREST INCOME — CHANGES DUE TO RATE AND VOLUME (a)

(Dollars in Millions)	2010 v 2009 Volume	Yield/Rate	Total	2009 v 2008 Volume	Yield/Rate	Total
Increase (Decrease) in						
Interest Income						
Investment securities	$ 205	$(212)	$ (7)	$ (2)	$ (388)	$ (390)
Loans held for sale	(10)	(21)	(31)	111	(61)	50
Loans						
Commercial loans	(228)	131	(97)	(74)	(554)	(628)
Commercial real estate	22	55	77	150	(468)	(318)
Residential mortgage	182	(126)	56	75	(114)	(39)
Retail loans	137	10	147	480	(489)	(9)
Total loans, excluding covered loans	113	70	183	631	(1,625)	(994)
Covered loans	327	80	407	534	(17)	517
Total loans	440	150	590	1,165	(1,642)	(477)
Other earning assets	89	(14)	75	7	(72)	(65)
Total earning assets	724	(97)	627	1,281	(2,163)	(882)
Interest Expense						
Interest-bearing deposits						
Interest checking	7	(8)	(1)	46	(219)	(173)
Money market accounts	36	(49)	(13)	69	(254)	(185)
Savings accounts	42	8	50	24	27	51
Time certificates of deposit less than $100,000	(32)	(126)	(158)	149	(160)	(11)
Time deposits greater than $100,000	(46)	(106)	(152)	(5)	(356)	(361)
Total interest-bearing deposits	7	(281)	(274)	283	(962)	(679)
Short-term borrowings	86	(81)	5	(272)	(321)	(593)
Long-term debt	(199)	23	(176)	(121)	(339)	(460)
Total interest-bearing liabilities	(106)	(339)	(445)	(110)	(1,622)	(1,732)
Increase (decrease) in net interest income	$ 830	$ 242	$1,072	$1,391	$ (541)	$ 850

(a) This table shows the components of the change in net interest income by volume and rate on a taxable-equivalent basis utilizing a tax rate of 35 percent. This table does not take into account the level of noninterest-bearing funding, nor does it fully reflect changes in the mix of assets and liabilities. The change in interest not solely due to changes in volume or rates has been allocated on a pro-rata basis to volume and yield/rate.

$12.0 billion related to deposits assumed in the FBOP acquisition. Excluding deposits from acquisitions, 2010 average total deposits increased $6.8 billion (4.1 percent) over 2009. Average noninterest-bearing deposits in 2010 were $2.3 billion (6.1 percent) higher than 2009, primarily due to growth in Consumer and Small Business Banking and Wholesale Banking and Commercial Real Estate balances. Average total savings deposits were $19.0 billion (23.2 percent) higher in 2010, compared with 2009, due to an increase in savings account balances of $7.8 billion (59.5 percent) resulting from continued strong participation in a product offered by Consumer and Small Business Banking, higher money market savings balances of $7.9 billion (24.8 percent) from higher corporate trust and Consumer and Small Business Banking balances, and higher interest checking account balances of $3.3 billion (9.0 percent) resulting from increases in Consumer and Small Business Banking and institutional trust accounts. Average time certificates of deposit less than $100,000 were lower in 2010 by $1.3 billion (7.0 percent), compared with 2009, reflecting the net impact of balances assumed in the FBOP acquisition, more than offset by expected run-off of balances assumed in the PFF and Downey acquisitions and lower renewals given the current interest rate environment. Average time deposits greater than $100,000 were $3.1 billion (10.3 percent) lower in 2010, compared with 2009, reflecting the net impact of acquisitions, more than offset by a decrease in required overall wholesale funding. Time deposits greater than $100,000 are managed as an alternative to other funding sources, such as wholesale borrowing, based largely on relative pricing.

The $.8 billion (10.8 percent) increase in net interest income in 2009, compared with 2008, was attributable to growth in average earning assets and lower cost core deposit funding. The $22.2 billion (10.3 percent) increase in average earning assets in 2009 over 2008 was principally a result of growth in total average loans, including originated and acquired loans, and loans held for sale.

Average total loans increased $20.3 billion (12.2 percent) in 2009, compared with 2008, driven by new loan originations, acquisitions and portfolio purchases. Average covered loans increased $11.4 billion, due to the timing of the Downey, PFF and FBOP acquisitions. Average retail loans increased $6.5 billion (11.6 percent), driven by increases in credit card, home equity and student loans, reflecting both growth in existing portfolios and portfolio purchases during 2009.

Average investment securities in 2009 were essentially unchanged from 2008, as security purchases offset maturities and sales. In 2009, the composition of the Company's investment portfolio shifted to a larger proportion in U.S. Treasury, agency and agency mortgage-backed securities, compared with 2008.

Average noninterest-bearing deposits in 2009 were $9.1 billion (31.7 percent) higher than 2008. The increase reflected higher business demand deposit balances, partially offset by lower trust demand deposits. Average total savings products increased $18.4 billion (29.0 percent) in 2009, compared with 2008, principally as a result of a $7.2 billion increase in savings accounts from higher Consumer and Small Business Banking balances, a $5.7 billion (18.4 percent) increase in interest checking balances from higher government and consumer banking customer balances and acquisitions, and a $5.5 billion (20.9 percent) increase in money market savings balances from higher broker-dealer, corporate trust and institutional trust customer balances and acquisitions. Average time certificates of deposit less than $100,000 increased $4.3 billion (31.6 percent) primarily due to acquisitions. Average time deposits greater than $100,000 decreased $.2 billion (.7 percent) in 2009, compared with 2008.

Provision for Credit Losses The provision for credit losses reflects changes in the credit quality of the entire portfolio of loans, and is maintained at a level considered appropriate by management for probable and estimable incurred losses, based on factors discussed in the "Analysis and Determination of Allowance for Credit Losses" section.

In 2010, the provision for credit losses was $4.4 billion, compared with $5.6 billion and $3.1 billion in 2009 and 2008, respectively. The provision for credit losses exceeded net charge-offs by $175 million in 2010, $1.7 billion in 2009 and $1.3 billion in 2008. The $1.2 billion decrease in provision for credit losses in 2010, compared with 2009, reflected improving credit trends and the underlying risk profile of the loan portfolio as economic conditions continued to stabilize. Accruing loans ninety days or more past due decreased by $431 million (excluding covered loans) from December 31, 2009 to December 31, 2010, reflecting a moderation in the level of stress in economic conditions during 2010. Delinquencies in most major loan categories began to decrease in the third quarter of 2010. Nonperforming assets decreased $553 million (excluding covered assets) from December 31, 2009 to December 31, 2010, principally in the construction and land development portfolios, as the Company continued to resolve and reduce exposure to these assets. However, net charge-offs increased $313 million (8.1 percent) over 2009, as borrowers still impacted by weak economic conditions and real estate markets defaulted on loans.

The $2.5 billion increase in the provision for credit losses in 2009, compared with 2008 and the increase in the allowance for credit losses from December 31, 2008 to December 31, 2009 reflected deterioration in economic conditions during most of 2009 and the corresponding impact on the commercial, commercial real estate and consumer loan portfolios. It also reflected stress in the residential real estate markets. Nonperforming assets increased $1.9 billion (excluding covered assets) from December 31, 2008 to December 31, 2009. The increase was driven primarily by stress in residential home construction and related industries, deterioration in the residential mortgage portfolio, as well as an increase in foreclosed properties and the impact of the economic slowdown on commercial and consumer customers. Net charge-offs increased $2.1 billion in 2009, compared with 2008, primarily due to economic factors affecting the residential housing markets, including homebuilding and related industries, commercial real estate properties, and credit card and other consumer and commercial loans, as the economy weakened and unemployment increased during the period.

Refer to "Corporate Risk Profile" for further information on the provision for credit losses, net charge-offs, nonperforming assets and other factors considered by the Company in assessing the credit quality of the loan portfolio and establishing the allowance for credit losses.

Noninterest Income Noninterest income in 2010 was $8.4 billion, compared with $8.0 billion in 2009 and $6.8 billion in 2008. The $408 million (5.1 percent) increase in 2010 over 2009, was due to higher payments-related revenues of 6.3 percent, principally due to increased

Table 4 NONINTEREST INCOME

(Dollars in Millions)	2010	2009	2008	2010 v 2009	2009 v 2008
Credit and debit card revenue	$1,091	$1,055	$1,039	3.4%	1.5%
Corporate payment products revenue	710	669	671	6.1	(.3)
Merchant processing services	1,253	1,148	1,151	9.1	(.3)
ATM processing services	423	410	366	3.2	12.0
Trust and investment management fees	1,080	1,168	1,314	(7.5)	(11.1)
Deposit service charges	710	970	1,081	(26.8)	(10.3)
Treasury management fees	555	552	517	.5	6.8
Commercial products revenue	771	615	492	25.4	25.0
Mortgage banking revenue	1,003	1,035	270	(3.1)	*
Investment products fees and commissions	111	109	147	1.8	(25.9)
Securities gains (losses), net	(78)	(451)	(978)	82.7	53.9
Other	731	672	741	8.8	(9.3)
Total noninterest income	$8,360	$7,952	$6,811	5.1%	16.8%

* *Not meaningful*

transaction volumes and business expansion; an increase in commercial products revenue of 25.4 percent, attributable to higher standby letters of credit fees, commercial loan and syndication fees and other capital markets revenue; a decrease in net securities losses of 82.7 percent, primarily due to lower impairments in the current year; and an increase in other income. The increase in other income of 8.8 percent, reflected the Nuveen Gain, higher 2010 gains related to the Company's investment in Visa Inc. and higher retail lease residual valuation income, partially offset by the $92 million gain on a corporate real estate transaction in 2009, a payments-related contract termination gain that occurred in 2009 and lower customer derivative revenue. Mortgage banking revenue decreased 3.1 percent, principally due to lower origination and sales revenue and an unfavorable net change in the valuation of mortgage servicing rights ("MSRs") and related economic hedging activities, partially offset by higher servicing income. Deposit service charges decreased 26.8 percent as a result of Company-initiated and regulatory revisions to overdraft fee policies, partially offset by core account growth. Trust and investment management fees declined 7.5 percent because low interest rates negatively impacted money market investment fees and money market fund balances declined as a result of customers migrating balances from money market funds to deposits.

The $1.2 billion (16.8 percent) increase in noninterest income in 2009 over 2008 was principally due to a $765 million increase in mortgage banking revenue, the result of strong mortgage loan production, as the Company gained market share and low interest rates drove refinancing, and an increase in the valuation of MSRs net of related economic hedging instruments. Other increases in noninterest income included higher ATM processing services of 12.0 percent, related to growth in transaction volumes and business expansion, higher treasury management fees of 6.8 percent, resulting from increased new business activity and pricing, and a 25.0 percent increase in commercial products revenue due to higher letters of credit, capital markets and other commercial loan fees. Net securities losses in 2009 were 53.9 percent lower than 2008. Other income decreased 9.3 percent due to higher gains in 2008 related to the Company's ownership position in Visa Inc., partially offset by the gain from a corporate real estate transaction and the payments-related contract termination gain. Deposit service charges decreased 10.3 percent primarily due to a decrease in the number of transaction-related fees, which more than offset account growth. Trust and investment management fees declined 11.1 percent, reflecting lower assets under management account volume and the impact of low interest rates on money market investment fees. Investment product fees and commissions declined 25.9 percent due to lower sales levels in 2009, compared with 2008.

The Company expects recently enacted legislation will have a negative impact on noninterest income, principally related to debit interchange fee revenue, in future years.

Noninterest Expense Noninterest expense in 2010 was $9.4 billion, compared with $8.3 billion in 2009 and $7.3 billion in 2008. The Company's efficiency ratio was 51.5 percent in 2010, compared with 48.4 percent in 2009. The $1.1 billion (13.3 percent) increase in noninterest expense in 2010 over 2009 was principally due to acquisitions, increased total compensation and employee benefits expense and higher costs related to investments in affordable housing and other tax-advantaged projects. Total

Table 5 NONINTEREST EXPENSE

(Dollars in Millions)	2010	2009	2008	2010 v 2009	2009 v 2008
Compensation	$3,779	$3,135	$3,039	20.5%	3.2%
Employee benefits	694	574	515	20.9	11.5
Net occupancy and equipment	919	836	781	9.9	7.0
Professional services	306	255	240	20.0	6.3
Marketing and business development	360	378	310	(4.8)	21.9
Technology and communications	744	673	598	10.5	12.5
Postage, printing and supplies	301	288	294	4.5	(2.0)
Other intangibles	367	387	355	(5.2)	9.0
Other	1,913	1,755	1,216	9.0	44.3
Total noninterest expense	$9,383	$8,281	$7,348	13.3%	12.7%
Efficiency ratio (a)	51.5%	48.4%	46.9%		

(a) Computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income excluding securities gains (losses), net.

compensation and employee benefits expense increased 20.6 percent, reflecting acquisitions, branch expansion and other initiatives, the elimination of a five percent cost reduction program that was in effect during 2009, higher incentive compensation costs related to the Company's improved financial results, merit increases, and increased pension costs associated with previous declines in the value of pension assets. Net occupancy and equipment expense and professional services expense increased 9.9 percent and 20.0 percent, respectively, principally due to acquisitions and other business initiatives. Technology and communications expense increased 10.5 percent as a result of business initiatives and volume increases across various business lines. Postage, printing and supplies expense increased 4.5 percent, principally due to payments-related business initiatives. Other expense increased 9.0 percent, reflecting higher costs related to investments in affordable housing and other tax-advantaged projects, which reduce the Company's income tax expense, and higher other real estate owned ("OREO") costs, partially offset by the $123 million FDIC special assessment in 2009. Marketing and business development expense decreased 4.8 percent, largely due to payments-related initiatives during 2009. Other intangibles expense decreased 5.2 percent due to the declining level or completion of scheduled amortization of certain intangibles.

The $933 million (12.7 percent) increase in noninterest expense in 2009, compared with 2008, was principally due to the impact of acquisitions, higher ongoing FDIC deposit insurance expense and the $123 million special assessment in 2009, costs related to affordable housing and other tax-advantaged investments, and marketing and business development expense. Compensation expense increased 3.2 percent primarily due to acquisitions, partially offset by reductions from cost containment efforts. Employee benefits expense increased 11.5 percent primarily due to increased pension costs associated with previous declines in the value of pension assets. Net occupancy and equipment expense, and professional services expense increased 7.0 percent and 6.3 percent, respectively, primarily due to acquisitions, as well as branch-based and other business expansion initiatives. Marketing and business development expense increased 21.9 percent, principally due to costs related to the introduction of new credit card products and advertising related to the Company's national branding strategy, while technology and business communications expense increased 12.5 percent, primarily due to business expansion initiatives. Other intangibles expense increased 9.0 percent due to acquisitions. Other expense increased 44.3 percent due to higher FDIC deposit insurance expense, including the $123 million special assessment in 2009. Other expense also reflected increased costs related to investments in affordable housing and other tax-advantaged projects, higher merchant processing expenses, growth in mortgage servicing expenses and costs associated with OREO.

The Company expects recently enacted legislation will increase deposit insurance expense in future years.

Pension Plans Because of the long-term nature of pension plans, the related accounting is complex and can be impacted by several factors, including investment funding policies, accounting methods, and actuarial assumptions.

The Company's pension accounting reflects the long-term nature of the benefit obligations and the investment horizon of plan assets. Amounts recorded in the financial statements reflect actuarial assumptions about participant benefits and plan asset returns. Changes in actuarial assumptions, and differences in actual plan experience compared with actuarial assumptions, are deferred and recognized in expense in future periods. Differences related to participant benefits are

Table 6 LOAN PORTFOLIO DISTRIBUTION

At December 31 (Dollars in Millions)	2010 Amount	2010 Percent of Total	2009 Amount	2009 Percent of Total	2008 Amount	2008 Percent of Total	2007 Amount	2007 Percent of Total	2006 Amount	2006 Percent of Total
Commercial										
Commercial	$ 42,272	21.5%	$ 42,255	21.7%	$ 49,759	26.9%	$ 44,832	29.1%	$ 40,640	28.3%
Lease financing	6,126	3.1	6,537	3.4	6,859	3.7	6,242	4.1	5,550	3.9
Total commercial	48,398	24.6	48,792	25.1	56,618	30.6	51,074	33.2	46,190	32.2
Commercial Real Estate										
Commercial mortgages	27,254	13.8	25,306	13.0	23,434	12.7	20,146	13.1	19,711	13.7
Construction and development	7,441	3.8	8,787	4.5	9,779	5.3	9,061	5.9	8,934	6.2
Total commercial real estate	34,695	17.6	34,093	17.5	33,213	18.0	29,207	19.0	28,645	19.9
Residential Mortgages										
Residential mortgages	24,315	12.3	20,581	10.6	18,232	9.9	17,099	11.1	15,316	10.7
Home equity loans, first liens	6,417	3.3	5,475	2.8	5,348	2.9	5,683	3.7	5,969	4.1
Total residential mortgages	30,732	15.6	26,056	13.4	23,580	12.8	22,782	14.8	21,285	14.8
Retail										
Credit card	16,803	8.5	16,814	8.6	13,520	7.3	10,956	7.1	8,670	6.0
Retail leasing	4,569	2.3	4,568	2.3	5,126	2.8	5,969	3.9	6,960	4.9
Home equity and second mortgages	18,940	9.6	19,439	10.0	19,177	10.4	16,441	10.7	15,523	10.8
Other retail										
Revolving credit	3,472	1.8	3,506	1.8	3,205	1.7	2,731	1.8	2,563	1.8
Installment	5,459	2.8	5,455	2.8	5,525	3.0	5,246	3.4	4,478	3.1
Automobile	10,897	5.5	9,544	4.9	9,212	5.0	8,970	5.8	8,693	6.1
Student	5,054	2.5	4,629	2.4	4,603	2.5	451	.3	590	.4
Total other retail	24,882	12.6	23,134	11.9	22,545	12.2	17,398	11.3	16,324	11.4
Total retail	65,194	33.0	63,955	32.8	60,368	32.6	50,764	33.0	47,477	33.1
Total loans, excluding covered loans	179,019	90.8	172,896	88.8	173,779	94.0	153,827	100.0	143,597	100.0
Covered loans	18,042	9.2	21,859	11.2	11,176	6.0	–	–	–	–
Total loans	$197,061	100.0%	$194,755	100.0%	$184,955	100.0%	$153,827	100.0%	$143,597	100.0%

recognized over the future service period of the employees. Differences related to the expected return on plan assets are included in expense over an approximately twelve-year period.

The Company expects pension expense to increase $111 million in 2011, primarily driven by a $34 million increase related to utilizing a lower discount rate, a $29 million increase related to the amortization of unrecognized actuarial losses from prior years, a $6 million increase related to lower expected returns on plan assets and a $42 million increase related to amortization of other actuarial losses, including changes in assumptions based on actuarial review of past experience and compensation levels. If performance of plan assets equals the actuarially-assumed long-term rate of return ("LTROR"), the cumulative asset return difference of $255 million at December 31, 2010 will incrementally increase pension expense $34 million in 2012 and $47 million in 2013, and incrementally decrease pension expense $18 million in 2014 and $5 million in 2015.

Because of the complexity of forecasting pension plan activities, the accounting methods utilized for pension plans, the Company's ability to respond to factors affecting the plans and the hypothetical nature of actuarial assumptions, actual pension expense will differ from these amounts.

Refer to Note 17 of the Notes to the Consolidated Financial Statements for further information on the Company's pension plan funding practices, investment policies and asset allocation strategies, and accounting policies for pension plans.

Table 7 COMMERCIAL LOANS BY INDUSTRY GROUP AND GEOGRAPHY, EXCLUDING COVERED LOANS

(Dollars in Millions)	December 31, 2010 Loans	December 31, 2010 Percent	December 31, 2009 Loans	December 31, 2009 Percent
Industry Group				
Consumer products and services	$ 7,599	15.7%	$ 8,197	16.8%
Financial services	5,785	12.0	5,123	10.5
Healthcare	3,744	7.7	2,000	4.1
Capital goods	3,696	7.7	3,806	7.8
Commercial services and supplies	3,543	7.3	3,757	7.7
Agriculture	2,539	5.3	3,415	7.0
Property management and development	2,489	5.1	2,586	5.3
Consumer staples	2,438	5.0	1,659	3.4
Transportation	1,926	4.0	1,708	3.5
Energy	1,788	3.7	1,122	2.3
Paper and forestry products, mining and basic materials	1,738	3.6	1,952	4.0
Private investors	1,712	3.5	1,757	3.6
Information technology	1,543	3.2	878	1.8
Other	7,858	16.2	10,832	22.2
Total	$48,398	100.0%	$48,792	100.0%
Geography				
California	$ 5,588	11.5%	$ 6,685	13.7%
Colorado	1,974	4.1	1,903	3.9
Illinois	2,457	5.1	3,611	7.4
Minnesota	3,993	8.2	3,757	7.7
Missouri	2,020	4.2	1,708	3.5
Ohio	2,464	5.1	2,196	4.5
Oregon	1,508	3.1	1,610	3.3
Washington	2,259	4.7	2,196	4.5
Wisconsin	2,144	4.4	2,098	4.3
Iowa, Kansas, Nebraska, North Dakota, South Dakota	3,465	7.2	3,123	6.4
Arkansas, Indiana, Kentucky, Tennessee	2,798	5.8	1,805	3.7
Idaho, Montana, Wyoming	1,069	2.2	1,073	2.2
Arizona, Nevada, Utah	1,741	3.6	2,000	4.1
Total banking region	33,480	69.2	33,765	69.2
Outside the Company's banking region	14,918	30.8	15,027	30.8
Total	$48,398	100.0%	$48,792	100.0%

The following table shows an analysis of hypothetical changes in the LTROR and discount rate:

LTROR (Dollars in Millions)	Down 100 Basis Points	Up 100 Basis Points
Incremental benefit (expense)	$ (25)	$ 25
Percent of 2010 net income	(.47)%	.47%

Discount Rate (Dollars in Millions)	Down 100 Basis Points	Up 100 Basis Points
Incremental benefit (expense)	$ (77)	$ 66
Percent of 2010 net income	(1.44)%	1.23%

Income Tax Expense The provision for income taxes was $935 million (an effective rate of 22.3 percent) in 2010, compared with $395 million (an effective rate of 15.0 percent) in 2009 and $1.1 billion (an effective rate of 26.5 percent) in 2008. The increase in the effective tax rate over 2009 primarily reflected the marginal impact of higher pre-tax earnings year-over-year and the 2010 Nuveen Gain.

For further information on income taxes, refer to Note 19 of the Notes to Consolidated Financial Statements.

BALANCE SHEET ANALYSIS

Average earning assets were $252.0 billion in 2010, compared with $237.3 billion in 2009. The increase in average earning assets of $14.7 billion (6.2 percent) was due to growth in total average loans of $7.2 billion (3.9 percent) and investment securities of $5.0 billion (11.6 percent).

For average balance information, refer to Consolidated Daily Average Balance Sheet and Related Yields and Rates on pages 128 and 129.

Table 8 COMMERCIAL REAL ESTATE BY PROPERTY TYPE AND GEOGRAPHY, EXCLUDING COVERED LOANS

(Dollars in Millions)	December 31, 2010		December 31, 2009	
	Loans	Percent	Loans	Percent
Property Type				
Business owner occupied	$11,416	32.9%	$10,944	32.1%
Commercial property				
Industrial	1,530	4.4	1,500	4.4
Office	3,783	10.9	3,580	10.5
Retail	4,288	12.4	4,500	13.2
Other commercial	3,551	10.2	3,614	10.6
Homebuilders				
Condominiums	463	1.3	614	1.8
Other residential	1,144	3.3	1,704	5.0
Multi-family	6,130	17.7	5,625	16.5
Hotel/motel	2,134	6.2	1,807	5.3
Health care facilities	256	.7	205	.6
Total	$34,695	100.0%	$34,093	100.0%
Geography				
California	$ 7,515	21.6%	$ 7,432	21.8%
Colorado	1,524	4.4	1,568	4.6
Illinois	1,248	3.6	1,227	3.6
Minnesota	1,805	5.2	1,739	5.1
Missouri	1,558	4.5	1,568	4.6
Ohio	1,402	4.0	1,364	4.0
Oregon	1,809	5.2	1,773	5.2
Washington	3,488	10.1	3,307	9.7
Wisconsin	1,724	5.0	1,568	4.6
Iowa, Kansas, Nebraska, North Dakota, South Dakota	2,205	6.4	2,216	6.5
Arkansas, Indiana, Kentucky, Tennessee	1,634	4.7	1,602	4.7
Idaho, Montana, Wyoming	1,185	3.4	1,227	3.6
Arizona, Nevada, Utah	2,868	8.3	3,034	8.9
Total banking region	29,965	86.4	29,625	86.9
Outside the Company's banking region	4,730	13.6	4,468	13.1
Total	$34,695	100.0%	$34,093	100.0%

Loans The Company's loan portfolio was $197.1 billion at December 31, 2010, an increase of $2.3 billion (1.2 percent) from December 31, 2009. The increase was driven by growth in residential mortgages of $4.7 billion (17.9 percent), retail loans of $1.2 billion (1.9 percent) and commercial real estate loans of $.6 billion (1.8 percent), partially offset by decreases in commercial loans of $.4 billion (.8 percent) and acquisition-related covered loans of $3.8 billion (17.5 percent). Table 6 provides a summary of the loan distribution by product type, while Table 10 provides a summary of the selected loan maturity distribution by loan category. Average total loans increased $7.2 billion (3.9 percent) in 2010, compared with 2009. The increase was due to growth in most major loan categories in 2010.

Commercial Commercial loans, including lease financing, decreased $394 million (.8 percent) as of December 31, 2010, compared with December 31, 2009. Average commercial loans decreased $5.8 billion (11.0 percent) in 2010, compared with 2009. These decreases were primarily due to lower utilization by customers of available commitments, partially offset by new loan commitments. Table 7 provides a summary of commercial loans by industry and geographical locations.

Commercial Real Estate The Company's portfolio of commercial real estate loans, which includes commercial mortgages and construction loans, increased $602 million (1.8 percent) at December 31, 2010, compared with December 31, 2009. Average commercial real estate loans increased $518 million (1.5 percent) in 2010, compared with 2009. The growth principally reflected the impact of new business activity, partially offset by customer debt deleveraging. Table 8 provides a summary of commercial real estate by property type and geographical location. The collateral for $4.5 billion of commercial real estate loans

Table 9 RESIDENTIAL MORTGAGES AND RETAIL LOANS BY GEOGRAPHY, EXCLUDING COVERED LOANS

(Dollars in Millions)	December 31, 2010 Loans	December 31, 2010 Percent	December 31, 2009 Loans	December 31, 2009 Percent
Residential Mortgages				
California	$ 3,339	10.9%	$ 2,487	9.5%
Colorado	1,947	6.3	1,755	6.7
Illinois	2,123	6.9	1,676	6.4
Minnesota	2,457	8.0	2,216	8.5
Missouri	1,643	5.4	1,467	5.6
Ohio	1,824	5.9	1,682	6.5
Oregon	1,246	4.1	1,065	4.1
Washington	1,726	5.6	1,414	5.4
Wisconsin	1,171	3.8	1,067	4.1
Iowa, Kansas, Nebraska, North Dakota, South Dakota	1,522	5.0	1,393	5.4
Arkansas, Indiana, Kentucky, Tennessee	2,431	7.9	1,947	7.5
Idaho, Montana, Wyoming	688	2.2	601	2.3
Arizona, Nevada, Utah	1,857	6.0	1,657	6.4
Total banking region	23,974	78.0	20,427	78.4
Outside the Company's banking region	6,758	22.0	5,629	21.6
Total	$30,732	100.0%	$26,056	100.0%
Retail Loans				
California	$ 7,656	11.7%	$ 8,442	13.2%
Colorado	2,984	4.6	3,390	5.3
Illinois	3,037	4.6	3,262	5.1
Minnesota	5,940	9.1	6,396	10.0
Missouri	2,725	4.2	2,942	4.6
Ohio	3,974	6.1	3,837	6.0
Oregon	2,592	4.0	2,878	4.5
Washington	3,029	4.6	3,262	5.1
Wisconsin	2,926	4.5	2,878	4.5
Iowa, Kansas, Nebraska, North Dakota, South Dakota	3,277	5.0	3,581	5.6
Arkansas, Indiana, Kentucky, Tennessee	4,110	6.3	4,285	6.7
Idaho, Montana, Wyoming	1,606	2.5	1,791	2.8
Arizona, Nevada, Utah	2,774	4.3	3,006	4.7
Total banking region	46,630	71.5	49,950	78.1
Outside the Company's banking region	18,564	28.5	14,005	21.9
Total	$65,194	100.0%	$63,955	100.0%

included in covered loans at December 31, 2010 was in California, compared with $4.7 billion at December 31, 2009.

The Company classifies loans as construction until the completion of the construction phase. Following construction, if a loan is retained, the loan is reclassified to the commercial mortgage category. In 2010, approximately $995 million of construction loans were reclassified to the commercial mortgage loan category for bridge financing after completion of the construction phase. At December 31, 2010, $270 million of tax-exempt industrial development loans were secured by real estate. The Company's commercial real estate mortgages and construction loans had unfunded commitments of $6.5 billion and $6.1 billion at December 31, 2010 and 2009, respectively.

The Company also finances the operations of real estate developers and other entities with operations related to real estate. These loans are not secured directly by real estate and are subject to terms and conditions similar to commercial loans. These loans were included in the commercial loan category and totaled $1.7 billion at December 31, 2010.

Residential Mortgages Residential mortgages held in the loan portfolio at December 31, 2010, increased $4.7 billion (17.9 percent) over December 31, 2009. Average residential mortgages increased $3.2 billion (13.2 percent) in 2010, compared with 2009. The growth reflected increased origination and refinancing activity in the second half of 2010 as a result of the low interest rate environment. Most

Table 10 SELECTED LOAN MATURITY DISTRIBUTION

December 31, 2010 (Dollars in Millions)	One Year or Less	Over One Through Five Years	Over Five Years	Total
Commercial	$20,697	$25,625	$ 2,076	$ 48,398
Commercial real estate	10,684	17,252	6,759	34,695
Residential mortgages	1,728	3,608	25,396	30,732
Retail	25,679	24,303	15,212	65,194
Covered loans	4,814	4,445	8,783	18,042
Total loans	$63,602	$75,233	$58,226	$197,061
Total of loans due after one year with				
Predetermined interest rates				$ 61,855
Floating interest rates				71,604

loans retained in the portfolio are to customers with prime or near-prime credit characteristics at the date of origination.

Retail Total retail loans outstanding, which include credit card, retail leasing, home equity and second mortgages and other retail loans, increased $1.2 billion (1.9 percent) at December 31, 2010, compared with December 31, 2009. The increase was primarily driven by higher installment (primarily automobile) and federally-guaranteed student loans, partially offset by lower credit card and home equity balances. Average retail loans increased $2.1 billion (3.3 percent) in 2010, compared with 2009, as a result of current year growth and credit card portfolio purchases in 2009 and 2010.

Of the total retail loans and residential mortgages outstanding, excluding covered assets, at December 31, 2010, approximately 73.6 percent were to customers located in the Company's primary banking region. Table 9 provides a geographic summary of residential mortgages and retail loans outstanding as of December 31, 2010 and 2009. The collateral for $5.2 billion of residential mortgages and retail loans included in covered loans at December 31, 2010 was in California, compared with $6.6 billion at December 31, 2009.

Loans Held for Sale Loans held for sale, consisting primarily of residential mortgages to be sold in the secondary market, were $8.4 billion at December 31, 2010, compared with $4.8 billion at December 31, 2009. The increase in loans held for sale was principally due to a higher level of mortgage loan origination and refinancing activity in the second half of 2010.

Investment Securities The Company uses its investment securities portfolio for several purposes. The portfolio serves as a vehicle to manage enterprise interest rate risk, provides liquidity, including the ability to meet proposed regulatory requirements, generates interest and dividend income from the investment of excess funds depending on loan demand and is used as collateral for public deposits and wholesale funding sources. While the Company intends to hold its investment securities indefinitely, it may sell available-for-sale securities in response to structural changes in the balance sheet and related interest rate risk and to meet liquidity requirements, among other factors.

At December 31, 2010, investment securities totaled $53.0 billion, compared with $44.8 billion at December 31, 2009. The $8.2 billion (18.3 percent) increase reflected $7.3 billion of net investment purchases, the consolidation of $.6 billion of held-to-maturity securities held in a VIE due to the adoption of new authoritative accounting guidance effective January 1, 2010, and a $.3 billion favorable change in net unrealized gains (losses) on available-for-sale securities.

Average investment securities were $47.8 billion in 2010, compared with $42.8 billion in 2009. The weighted-average yield of the available-for-sale portfolio was 3.41 percent at December 31, 2010, compared with 4.00 percent at December 31, 2009. The average maturity of the available-for-sale portfolio was 7.4 years at December 31, 2010, compared with 7.1 years at December 31, 2009. Investment securities by type are shown in Table 11.

The Company conducts a regular assessment of its investment portfolio to determine whether any securities are other-than-temporarily impaired. At December 31, 2010, the Company's net unrealized loss on available-for-sale securities was $346 million, compared with $635 million at December 31, 2009. The favorable change in net unrealized gains (losses) was primarily due to increases in the fair value of agency and certain non-agency mortgage-backed securities, partially offset by decreases in the fair value of obligations of state and political subdivisions securities as a result of market interest rate increases near the end of 2010. Unrealized losses on available-for-sale securities in an unrealized loss position totaled $1.2 billion at December 31, 2010, compared with $1.3 billion at December 31, 2009. When assessing unrealized losses for other-than-temporary impairment, the Company considers the nature of the investment, the financial condition of the issuer, the extent and duration of unrealized loss,

Table 11 INVESTMENT SECURITIES

December 31, 2010 (Dollars in Millions)	Available-for-Sale Amortized Cost	Available-for-Sale Fair Value	Available-for-Sale Weighted-Average Maturity in Years	Available-for-Sale Weighted-Average Yield (e)	Held-to-Maturity Amortized Cost	Held-to-Maturity Fair Value	Held-to-Maturity Weighted-Average Maturity in Years	Held-to-Maturity Weighted-Average Yield (e)
U.S. Treasury and Agencies								
Maturing in one year or less	$ 836	$ 838	.5	2.05%	$ –	$ –	–	–%
Maturing after one year through five years	1,671	1,646	2.7	1.21	103	102	3.3	.88
Maturing after five years through ten years	33	35	6.9	4.86	–	–	–	–
Maturing after ten years	19	18	12.3	3.66	62	62	11.1	1.75
Total	$ 2,559	$ 2,537	2.1	1.55%	$ 165	$ 164	6.2	1.21%
Mortgage-Backed Securities (a)								
Maturing in one year or less	$ 695	$ 696	.6	2.11%	$ –	$ –	–	–%
Maturing after one year through five years	19,023	19,310	3.6	3.18	206	199	3.7	2.15
Maturing after five years through ten years	17,451	17,421	6.0	2.80	554	552	6.1	3.10
Maturing after ten years	2,625	2,573	12.6	1.44	100	100	13.6	1.27
Total	$39,794	$40,000	5.2	2.88%	$ 860	$ 851	6.4	2.66%
Asset-Backed Securities (a)								
Maturing in one year or less	$ 3	$ 11	.4	17.33%	$ 100	$ 100	.3	.59%
Maturing after one year through five years	348	357	4.0	8.30	69	69	2.4	1.05
Maturing after five years through ten years	326	337	7.0	4.04	79	71	6.1	.91
Maturing after ten years	236	239	10.5	2.38	36	31	23.6	.79
Total	$ 913	$ 944	6.7	5.28%	$ 284	$ 271	5.4	.81%
Obligations of State and Political Subdivisions (b) (c)								
Maturing in one year or less	$ 4	$ 4	.1	6.48%	$ –	$ –	.7	6.99%
Maturing after one year through five years	835	831	3.8	5.94	6	7	3.9	8.09
Maturing after five years through ten years	836	819	6.4	6.70	6	6	6.3	6.46
Maturing after ten years	5,160	4,763	20.9	6.83	15	14	16.1	5.52
Total	$ 6,835	$ 6,417	17.1	6.71%	$ 27	$ 27	11.0	6.32%
Other Debt Securities								
Maturing in one year or less	$ 6	$ 6	.9	1.39%	$ –	$ –	–	–%
Maturing after one year through five years	92	82	1.4	6.61	15	12	2.5	1.24
Maturing after five years through ten years	31	29	6.8	6.33	118	94	7.8	1.14
Maturing after ten years	1,306	1,136	31.4	4.11	–	–	–	–
Total	$ 1,435	$ 1,253	28.8	4.30%	$ 133	$ 106	7.2	1.15%
Other Investments	$ 319	$ 358	18.0	4.14%	$ –	$ –	–	–%
Total investment securities (d)	$51,855	$51,509	7.4	3.41%	$1,469	$1,419	6.3	2.07%

(a) Information related to asset and mortgage-backed securities included above is presented based upon weighted-average maturities anticipating future prepayments.
(b) Information related to obligations of state and political subdivisions is presented based upon yield to first optional call date if the security is purchased at a premium, yield to maturity if purchased at par or a discount.
(c) Maturity calculations for obligations of state and political subdivisions are based on the first optional call date for securities with a fair value above par and contractual maturity for securities with a fair value equal to or below par.
(d) The weighted-average maturity of the available-for-sale investment securities was 7.1 years at December 31, 2009, with a corresponding weighted-average yield of 4.00 percent. The weighted-average maturity of the held-to-maturity investment securities was 8.4 years at December 31, 2009, with a corresponding weighted-average yield of 5.10 percent.
(e) Average yields are presented on a fully-taxable equivalent basis under a tax rate of 35 percent. Yields on available-for-sale and held-to-maturity securities are computed based on historical cost balances. Average yield and maturity calculations exclude equity securities that have no stated yield or maturity.

December 31 (Dollars in Millions)	2010 Amortized Cost	2010 Percent of Total	2009 Amortized Cost	2009 Percent of Total
U.S. Treasury and agencies	$ 2,724	5.1%	$ 3,415	7.5%
Mortgage-backed securities	40,654	76.2	32,289	71.1
Asset-backed securities	1,197	2.3	559	1.2
Obligations of state and political subdivisions	6,862	12.9	6,854	15.1
Other debt securities and investments	1,887	3.5	2,286	5.1
Total investment securities	$53,324	100.0%	$45,403	100.0%

Table 12 DEPOSITS

The composition of deposits was as follows:

December 31 (Dollars in Millions)	2010 Amount	2010 Percent of Total	2009 Amount	2009 Percent of Total	2008 Amount	2008 Percent of Total	2007 Amount	2007 Percent of Total	2006 Amount	2006 Percent of Total
Noninterest-bearing deposits	$ 45,314	22.2%	$ 38,186	20.8%	$ 37,494	23.5%	$ 33,334	25.4%	$ 32,128	25.7%
Interest-bearing deposits										
Interest checking	43,183	21.2	38,436	21.0	32,254	20.2	28,996	22.1	24,937	20.0
Money market savings	46,855	22.9	40,848	22.3	26,137	16.4	24,301	18.5	26,220	21.0
Savings accounts	24,260	11.9	16,885	9.2	9,070	5.7	5,001	3.8	5,314	4.2
Total of savings deposits	114,298	56.0	96,169	52.5	67,461	42.3	58,298	44.4	56,471	45.2
Time certificates of deposit less than $100,000	15,083	7.4	18,966	10.4	18,425	11.7	14,160	10.8	13,859	11.1
Time deposits greater than $100,000										
Domestic	12,330	6.0	16,858	9.2	20,791	13.0	15,351	11.7	14,868	11.9
Foreign	17,227	8.4	13,063	7.1	15,179	9.5	10,302	7.8	7,556	6.1
Total interest-bearing deposits	158,938	77.8	145,056	79.2	121,856	76.5	98,111	74.6	92,754	74.3
Total deposits	$204,252	100.0%	$183,242	100.0%	$159,350	100.0%	$131,445	100.0%	$124,882	100.0%

The maturity of time deposits was as follows:

December 31, 2010 (Dollars in Millions)	Certificates Less Than $100,000	Time Deposits Greater Than $100,000	Total
Three months or less	$ 1,790	$19,625	$21,415
Three months through six months	1,597	1,309	2,906
Six months through one year	3,095	1,609	4,704
2012	4,239	2,745	6,984
2013	1,704	1,239	2,943
2014	1,546	1,359	2,905
2015	1,107	1,367	2,474
Thereafter	5	304	309
Total	$15,083	$29,557	$44,640

expected cash flows of underlying collateral or assets and market conditions. At December 31, 2010, the Company had no plans to sell securities with unrealized losses and believes it is more likely than not it would not be required to sell such securities before recovery of their amortized cost.

There is limited market activity for structured investment-related and non-agency mortgage-backed securities held by the Company. As a result, the Company estimates the fair value of these securities using estimates of expected cash flows, discount rates and management's assessment of various other market factors, which are judgmental in nature. The Company recorded $91 million of impairment charges in earnings during 2010, predominately on non-agency mortgage-backed and structured investment-related securities. These impairment charges were due to changes in expected cash flows resulting from increases in defaults in the underlying mortgage pools and regulatory actions in the first quarter of 2010 related to an insurer of some of the securities. Further adverse changes in market conditions may result in additional impairment charges in future periods.

During 2009, the Company recognized impairment charges in earnings of $223 million related to perpetual preferred securities, primarily issued by financial institutions, and $363 million on non-agency mortgage-backed and structured investment-related securities.

Refer to Notes 5 and 21 in the Notes to Consolidated Financial Statements for further information on investment securities.

Deposits Total deposits were $204.3 billion at December 31, 2010, compared with $183.2 billion at December 31, 2009. The $21.0 billion (11.5 percent) increase in total deposits reflected organic growth in core deposits and balances from the securitization trust administration acquisition in the fourth quarter of 2010. Average total deposits increased $16.9 billion (10.1 percent) over 2009, reflecting increases in noninterest-bearing and savings account balances, partially offset by a decrease in interest-bearing time deposits.

Noninterest-bearing deposits at December 31, 2010, increased $7.1 billion (18.7 percent) over December 31, 2009. Average noninterest-bearing deposits increased $2.3 billion (6.1 percent) in 2010, compared with 2009. The increase was due primarily to growth in Wholesale Banking and Commercial Real Estate, Consumer and Small Business Banking and corporate trust balances.

Interest-bearing savings deposits increased $18.1 billion (18.9 percent) at December 31, 2010, compared with December 31, 2009. Excluding acquisitions, interest-bearing savings deposits increased $11.8 billion (12.3 percent) at December 31, 2010, compared with December 31, 2009. The increase in these deposit balances was related to increases in all major savings deposit categories. The $7.4 billion (43.7 percent) increase in savings account balances reflected growth in Consumer and Small Business Banking balances. The $6.0 billion (14.7 percent) increase in money market savings account balances principally reflected acquisition-related growth in corporate trust balances. The $4.7 billion (12.4 percent) increase in interest checking account balances was due primarily to higher broker-dealer balances. Average interest-bearing savings deposits in 2010 increased $19.0 billion (23.2 percent), compared with 2009, driven by higher money market savings account balances of $7.9 billion (24.8 percent), savings account balances of $7.8 billion (59.5 percent) and interest checking account balances of $3.3 billion (9.0 percent).

Interest-bearing time deposits at December 31, 2010, decreased $4.2 billion (8.7 percent), compared with December 31, 2009, driven by decreases in both time certificates of deposit less than $100,000 and time deposits greater than $100,000. Excluding the trust administration acquisition, interest-bearing time deposits decreased $6.1 billion (12.4 percent) at December 31, 2010, compared with December 31, 2009. Time certificates of deposit less than $100,000 decreased $3.9 billion (20.5 percent) at December 31, 2010, compared with December 31, 2009, as a result of expected decreases in acquired certificates of deposit and decreases in Consumer and Small Business Banking balances. Average time certificates of deposit less than $100,000 in 2010 decreased $1.3 billion (7.0 percent), compared with 2009, reflecting maturities and lower renewals given the current interest rate environment. Time deposits greater than $100,000 decreased $364 million (1.2 percent) at December 31, 2010, compared with December 31, 2009. Average time deposits greater than $100,000 in 2010 decreased $3.1 billion (10.3 percent), compared with 2009. Time deposits greater than $100,000 are managed as an alternative to other funding sources, such as wholesale borrowing, based largely on relative pricing.

During 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act was signed into law, resulting in a permanent increase in the statutory standard maximum deposit insurance amount for domestic deposits to $250,000 per depositor. Domestic time deposits greater than $250,000 were $5.4 billion at December 31, 2010, compared with $7.1 billion at December 31, 2009.

Borrowings The Company utilizes both short-term and long-term borrowings as part of its asset/liability management and funding strategies. Short-term borrowings, which include federal funds purchased, commercial paper, repurchase agreements, borrowings secured by high-grade assets and other short-term borrowings, were $32.6 billion at December 31, 2010, compared with $31.3 billion at December 31, 2009. The $1.3 billion (4.0 percent) increase in short-term borrowings reflected wholesale funding associated with the Company's asset growth and asset/liability management activities.

Long-term debt was $31.5 billion at December 31, 2010, compared with $32.6 billion at December 31, 2009, reflecting a $2.6 billion net decrease in Federal Home Loan Bank advances, $5.7 billion of medium-term note maturities and repayments and the extinguishment of $.6 billion of junior subordinated debentures in connection with the ITS exchange, partially offset by $5.7 billion of medium-term note and subordinated debt issuances and the consolidation of $2.3 billion of long-term debt related to certain VIEs at December 31, 2010. Refer to Note 13 of the Notes to Consolidated Financial Statements for additional information regarding long-term debt and the "Liquidity Risk Management" section for discussion of liquidity management of the Company.

CORPORATE RISK PROFILE

Overview Managing risks is an essential part of successfully operating a financial services company. The most prominent risk exposures are credit, residual value, operational, interest rate, market and liquidity risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan, investment or derivative contract when it is due. Residual value risk is the potential reduction in the end-of-term value of leased assets. Operational risk includes risks related to fraud, legal and compliance, processing errors, technology, breaches of internal controls and business continuation and disaster recovery. Interest rate risk is the potential reduction of net interest income as a result of changes in interest rates, which can affect the re-pricing of assets and liabilities differently. Market risk arises from fluctuations in interest rates, foreign exchange rates, and security prices that may result in changes in the values of financial instruments, such as trading and available-for-sale securities and derivatives that are accounted for on a fair value basis. Liquidity risk is the possible inability to fund obligations to depositors, investors or borrowers. In addition, corporate strategic decisions, as well as the risks described above, could give rise to reputation risk. Reputation risk is the risk that negative publicity or press, whether true or not, could result in costly litigation or cause a decline in the Company's stock value, customer base, funding sources or revenue.

Credit Risk Management The Company's strategy for credit risk management includes well-defined, centralized credit policies, uniform underwriting criteria, and ongoing risk monitoring and review processes for all commercial and consumer credit exposures. The strategy also emphasizes diversification on a geographic, industry and customer level, regular credit examinations and management reviews of loans exhibiting deterioration of credit quality. The credit risk management strategy also includes a credit risk assessment process, independent of business line managers, that performs assessments of compliance with commercial and consumer credit policies, risk ratings, and other critical credit information. The Company strives to identify potential problem loans early, record any necessary charge-offs promptly and maintain appropriate reserve levels for probable incurred loan losses. Commercial banking operations rely on prudent credit policies and procedures and individual lender and business line manager accountability. Lenders are assigned lending authority based on their level of experience and customer service requirements. Credit officers reporting to an independent credit administration function have higher levels of lending authority and support the business units in their credit decision process. Loan decisions are documented with respect to the borrower's business, purpose of the loan, evaluation of the repayment source and the associated risks, evaluation of collateral, covenants and monitoring requirements, and risk rating rationale. The Company classifies commercial loans by credit quality ratings that it defines, including: pass, special mention and classified, and utilizes a credit risk rating system to measure the credit quality of individual commercial loans. This risk rating system includes estimates about the likelihood of default by borrowers and the severity of loss in the event of default. The Company uses the risk rating system for on-going management of the portfolio, regulatory reporting, determining the frequency of review of the credit exposures, and evaluation and determination of the specific allowance for commercial credit losses. The Company regularly forecasts potential changes in risk ratings, nonperforming status and potential for loss and the estimated impact on the allowance for credit losses. The Company classifies loans by the same credit quality ratings in its retail banking operations, primarily driven by delinquency status. In addition, standard credit scoring systems are used to assess credit risks of consumer, small business and small-ticket leasing customers and to price products accordingly. The Company conducts the underwriting and collections of its retail products in loan underwriting and servicing centers specializing in certain retail products. Forecasts of delinquency levels, bankruptcies and losses in conjunction with projection of estimated losses by delinquency categories and vintage information are regularly prepared and are used to evaluate underwriting and collection and determine the specific allowance for credit losses for these products. Because business processes and credit risks associated with unfunded credit commitments are essentially the same as for loans, the Company utilizes similar processes to estimate its liability for unfunded credit commitments. The Company also engages in non-lending activities that may give rise to credit risk, including interest rate swap and option contracts for balance sheet hedging purposes, foreign exchange transactions, deposit overdrafts and interest rate swap contracts for customers, and settlement risk, including Automated Clearing House transactions, and the processing of credit card transactions for merchants. These activities are also subject to credit review, analysis and approval processes.

Economic and Other Factors In evaluating its credit risk, the Company considers changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, the level of allowance coverage relative to similar banking institutions and macroeconomic factors, such as changes in unemployment rates, gross domestic product and consumer bankruptcy filings.

Beginning in late 2007, financial markets suffered significant disruptions, leading to and exacerbated by declining real estate values and subsequent economic challenges, both domestically and globally. Median home prices, which peaked in 2006, declined across most domestic markets with severe price reductions in California and some parts of the Southwest, Northeast and Southeast regions.

The decline in residential home values has had a significant adverse impact on residential mortgage loans. Residential mortgage delinquencies, which increased dramatically in 2007 for sub-prime borrowers, also increased throughout 2008 and 2009 for other classes of borrowers. High unemployment levels throughout 2009 and 2010 further increased losses in prime-based residential portfolios and credit cards.

Economic conditions began to stabilize in late 2009 and throughout 2010, though unemployment and under-employment continue to be elevated, consumer confidence and spending remain lower, and many borrowers continue to have difficulty meeting their commitments. Credit costs peaked for the Company in late 2009 and trended downward thereafter, but remain at elevated levels. The Company recorded provision for credit losses in excess of net charge-offs during 2010, 2009 and 2008 of $175 million, $1.7 billion and $1.3 billion, respectively, as the result of these economic and environmental factors. The decrease in the provision for credit losses in excess of net charge-offs for 2010, compared with 2009, reflected the stabilization of economic conditions throughout 2010 and the improving underlying risk profile of the loan portfolio.

Credit Diversification The Company manages its credit risk, in part, through diversification of its loan portfolio and limit setting by product type criteria and concentrations. As part of its normal business activities, the Company offers a broad array of traditional commercial lending products and specialized products such as asset-based lending, commercial lease financing, agricultural credit, warehouse mortgage lending, commercial real estate, health care and correspondent banking. The Company also offers an array of retail lending products, including residential mortgages, credit cards, retail leases, home equity, revolving credit, lending to students and other consumer loans. These retail credit products are primarily offered through the branch office network, home mortgage and loan production offices, indirect distribution channels, such as automobile dealers, and a consumer finance division. The Company monitors and manages the portfolio diversification by industry, customer and geography. Table 6 provides information with respect to the overall product diversification and changes in the mix during 2010.

The commercial portfolio reflects the Company's focus on serving small business customers, middle market and larger corporate businesses throughout its Consumer and Small Business Banking markets, as well as large national customers. The commercial loan portfolio is diversified among various industries with somewhat higher concentrations in consumer products and services, financial services, healthcare, commercial services and supplies, capital goods (including manufacturing and commercial construction-related businesses), property management and development and agricultural industries. Additionally, the commercial portfolio is diversified across the Company's geographical markets with 69.2 percent of total commercial loans, excluding covered loans, within the Company's Consumer and Small Business Banking markets. Credit relationships outside of the Company's Consumer and Small Business Banking markets are reflected within the corporate banking, mortgage banking, auto dealer and leasing businesses focusing on large national customers and specifically targeted industries. Loans to mortgage banking customers are primarily warehouse lines which are collateralized with the underlying mortgages. The Company regularly monitors its mortgage collateral position to manage its risk exposure. Table 7 provides a summary of significant industry groups and geographical locations of commercial loans outstanding at December 31, 2010 and 2009.

The commercial real estate portfolio reflects the Company's focus on serving business owners within its geographic footprint as well as regional and national investment-based real estate owners and builders. At December 31, 2010, the Company had commercial real estate loans of $34.7 billion, or 17.6 percent of total loans, compared with $34.1 billion at December 31, 2009. Within commercial real estate loans, different property types have varying degrees of credit risk. Table 8 provides a summary of the significant property types and geographical locations of commercial real estate loans outstanding at December 31, 2010 and 2009. At December 31, 2010, approximately 32.9 percent of the commercial real estate loan portfolio represented business owner-occupied properties that tend to exhibit credit risk characteristics similar to the middle market commercial loan portfolio. Generally, the investment-based real estate mortgages are diversified among various property types with somewhat higher concentrations in office and retail properties. During 2010, the Company continued to reduce its level of exposure to homebuilders, given the stress in the homebuilding industry sector. From a geographical perspective, the Company's commercial real estate portfolio is generally well diversified. However, at December 31, 2010, 21.6 percent of the Company's commercial real estate portfolio, excluding covered assets, was secured by collateral in California, which has experienced higher delinquency levels and credit quality deterioration due to excess home inventory levels and declining valuations. During 2010, the Company recorded $845 million of net charge-offs in the total commercial real estate portfolio. Included in commercial real estate at year-end 2010 was approximately $1.2 billion in loans related to land held for development and $1.8 billion of loans related to residential and commercial acquisition and development properties. These loans are subject to quarterly monitoring for changes in local market conditions due to a higher credit risk profile. The commercial real estate portfolio is diversified across the Company's geographical markets with 86.4 percent of total commercial real estate loans outstanding at December 31, 2010, within the Company's Consumer and Small Business Banking markets.

The assets acquired from the FDIC assisted acquisitions of Downey, PFF and FBOP included nonperforming loans and other loans with characteristics indicative of a high credit risk profile, including a substantial concentration in California, loans with negative-amortization payment options, and homebuilder and other construction finance loans. Because most of these loans are covered under loss sharing agreements with the FDIC, the Company's financial exposure to losses from these assets is substantially reduced. To the extent actual losses exceed the Company's estimates at acquisition, the Company's financial risk would only be its share of those losses under the loss sharing agreements.

The Company's retail lending business utilizes several distinct business processes and channels to originate retail credit, including traditional branch lending, indirect lending, portfolio acquisitions and a consumer finance division. Each distinct underwriting and origination activity manages unique credit risk characteristics and prices its loan production commensurate with the differing risk profiles. Within Consumer and Small Business Banking, the consumer finance division specializes in serving channel-specific and alternative lending markets in residential mortgages, home equity and installment loan financing. The consumer finance division manages loans originated through a broker network, correspondent relationships and U.S. Bank branch offices. Generally, loans managed by the Company's consumer finance division exhibit higher credit risk characteristics, but are priced commensurate with the differing risk profile.

Residential mortgages represent an important financial product for consumer customers of the Company and are originated through the Company's branches, loan production offices, a wholesale network of originators and the consumer finance division. With respect to residential mortgages originated through these channels, the Company may either retain the loans on its balance sheet or sell its interest in the balances into the secondary market while retaining the servicing rights and customer relationships. Utilizing the secondary markets enables the Company to effectively reduce its credit and other asset/liability risks. For residential mortgages that are retained in the Company's portfolio and for home equity and second mortgages, credit risk is also diversified by geography and managed by adherence to loan-to-value and borrower credit criteria during the underwriting process.

The following tables provide summary information of the loan-to-values of residential mortgages and home equity and second mortgages by distribution channel and type at December 31, 2010 (excluding covered loans):

Residential mortgages (Dollars in Millions)	Interest Only	Amortizing	Total	Percent of Total
Consumer Finance				
Less than or equal to 80%	$1,393	$ 4,772	$ 6,165	53.5%
Over 80% through 90%	494	2,356	2,850	24.7
Over 90% through 100%	457	1,912	2,369	20.5
Over 100%	–	147	147	1.3
Total	$2,344	$ 9,187	$11,531	100.0%
Other Retail				
Less than or equal to 80%	$1,911	$15,870	$17,781	92.6%
Over 80% through 90%	56	656	712	3.7
Over 90% through 100%	71	637	708	3.7
Over 100%	–	–	–	–
Total	$2,038	$17,163	$19,201	100.0%
Total Company				
Less than or equal to 80%	$3,304	$20,642	$23,946	77.9%
Over 80% through 90%	550	3,012	3,562	11.6
Over 90% through 100%	528	2,549	3,077	10.0
Over 100%	–	147	147	.5
Total	$4,382	$26,350	$30,732	100.0%

Note: loan-to-values determined as of the date of origination and adjusted for cumulative principal payments, and consider mortgage insurance, as applicable.

Home equity and second mortgages (Dollars in Millions)	Lines	Loans	Total	Percent of Total
Consumer Finance (a)				
Less than or equal to 80%	$ 1,059	$ 197	$ 1,256	49.7%
Over 80% through 90%	440	148	588	23.3
Over 90% through 100%	328	237	565	22.4
Over 100%	52	65	117	4.6
Total	$ 1,879	$ 647	$ 2,526	100.0%
Other Retail				
Less than or equal to 80%	$11,623	$1,202	$12,825	78.1%
Over 80% through 90%	2,054	447	2,501	15.2
Over 90% through 100%	665	359	1,024	6.3
Over 100%	39	25	64	.4
Total	$14,381	$2,033	$16,414	100.0%
Total Company				
Less than or equal to 80%	$12,682	$1,399	$14,081	74.3%
Over 80% through 90%	2,494	595	3,089	16.3
Over 90% through 100%	993	596	1,589	8.4
Over 100%	91	90	181	1.0
Total	$16,260	$2,680	$18,940	100.0%

(a) Consumer finance category includes credit originated and managed by the consumer finance division, as well as the majority of home equity and second mortgages with a loan-to-value greater than 100 percent that were originated in the branches.

Note: Loan-to-values determined using the original appraisal value of collateral and the current amortized loan balance, or maximum of current commitment or current balance on lines.

Within the consumer finance division at December 31, 2010, approximately $2.1 billion of residential mortgages were to customers that may be defined as sub-prime borrowers based on credit scores from independent credit rating agencies at loan origination, compared with $2.5 billion at December 31, 2009.

The following table provides further information on the loan-to-values of residential mortgages specifically for the consumer finance division at December 31, 2010:

(Dollars in Millions)	Interest Only	Amortizing	Total	Percent of Division
Sub-Prime Borrowers				
Less than or equal to 80%	$ 5	$ 958	$ 963	8.4%
Over 80% through 90%	3	489	492	4.3
Over 90% through 100%	13	612	625	5.4
Over 100%	–	49	49	.4
Total	$ 21	$2,108	$ 2,129	18.5%
Other Borrowers				
Less than or equal to 80%	$1,388	$3,814	$ 5,202	45.1%
Over 80% through 90%	491	1,867	2,358	20.5
Over 90% through 100%	444	1,300	1,744	15.1
Over 100%	–	98	98	.8
Total	$2,323	$7,079	$ 9,402	81.5%
Total Consumer Finance	$2,344	$9,187	$11,531	100.0%

In addition to residential mortgages, at December 31, 2010, the consumer finance division had $.5 billion of home equity and second mortgage loans to customers that may be defined as sub-prime borrowers, compared with $.6 billion at December 31, 2009.

The following table provides further information on the loan-to-values of home equity and second mortgages specifically for the consumer finance division at December 31, 2010:

(Dollars in Millions)	Lines	Loans	Total	Percent of Total
Sub-Prime Borrowers				
Less than or equal to 80%	$ 64	$117	$ 181	7.2%
Over 80% through 90%	43	84	127	5.0
Over 90% through 100%	7	144	151	6.0
Over 100%	34	52	86	3.4
Total	$ 148	$397	$ 545	21.6%
Other Borrowers				
Less than or equal to 80%	$ 995	$ 80	$1,075	42.6%
Over 80% through 90%	397	64	461	18.2
Over 90% through 100%	321	93	414	16.4
Over 100%	18	13	31	1.2
Total	$1,731	$250	$1,981	78.4%
Total Consumer Finance	$1,879	$647	$2,526	100.0%

The total amount of residential mortgage, home equity and second mortgage loans, other than covered loans, to customers that may be defined as sub-prime borrowers represented only .9 percent of total assets at December 31, 2010, compared with 1.1 percent at December 31, 2009. Covered loans include $1.6 billion in loans with negative-amortization payment options at December 31, 2010, compared with $2.2 billion at December 31, 2009. Other than covered loans, the Company does not have any residential mortgages with payment schedules that would cause balances to increase over time.

The retail loan portfolio principally reflects the Company's focus on consumers within its geographical footprint of branches and certain niche lending activities that are nationally focused. Within the Company's retail loan portfolio, approximately 76.0 percent of the credit card balances relate to cards originated through the bank branches or co-branded and affinity programs that generally experience better credit quality performance than portfolios generated through other channels.

Table 9 provides a geographical summary of the residential mortgage and retail loan portfolios.

Loan Delinquencies Trends in delinquency ratios are an indicator, among other considerations, of credit risk within the Company's loan portfolios. The entire balance of an account is considered delinquent if the minimum payment contractually required to be made is not received by the specified date on the billing statement. The Company

Table 13 DELINQUENT LOAN RATIOS AS A PERCENT OF ENDING LOAN BALANCES

At December 31 90 days or more past due **excluding** nonperforming loans	2010	2009	2008	2007	2006
Commercial					
Commercial	.15%	.25%	.15%	.08%	.06%
Lease financing	.02	–	–	–	–
Total commercial	.13	.22	.13	.07	.05
Commercial Real Estate					
Commercial mortgages	–	–	–	.02	.01
Construction and development	.01	.07	.36	.02	.01
Total commercial real estate	–	.02	.11	.02	.01
Residential Mortgages	1.63	2.80	1.55	.86	.42
Retail					
Credit card	1.86	2.59	2.20	1.94	1.75
Retail leasing	.05	.11	.16	.10	.03
Other retail	.49	.57	.45	.37	.24
Total retail	.81	1.07	.82	.68	.49
Total loans, excluding covered loans	.61	.88	.56	.38	.24
Covered Loans	6.04	3.59	5.25	–	–
Total loans	1.11%	1.19%	.84%	.38%	.24%

At December 31 90 days or more past due **including** nonperforming loans	2010	2009	2008	2007	2006
Commercial	1.37%	2.25%	.82%	.43%	.57%
Commercial real estate	3.73	5.22	3.34	1.02	.53
Residential mortgages (a)	3.70	4.59	2.44	1.10	.59
Retail (b)	1.26	1.39	.97	.73	.59
Total loans, excluding covered loans	2.19	2.87	1.57	.74	.57
Covered loans	12.94	9.76	8.55	–	–
Total loans	3.17%	3.64%	2.00%	.74%	.57%

(a) Delinquent loan ratios exclude loans purchased from Government National Mortgage Association ("GNMA") mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs. Including the guaranteed amounts, the ratio of residential mortgages 90 days or more past due including nonperforming loans was 12.28 percent, 12.86 percent, 6.95 percent, 3.78 percent, and 3.08 percent at December 31, 2010, 2009, 2008, 2007 and 2006, respectively.

(b) Beginning in 2008, delinquent loan ratios exclude student loans that are guaranteed by the federal government. Including the guaranteed amounts, the ratio of retail loans 90 days or more past due including nonperforming loans was 1.60 percent, 1.57 percent, and 1.10 percent at December 31, 2010, 2009, and 2008, respectively.

measures delinquencies, both including and excluding nonperforming loans, to enable comparability with other companies. Delinquent loans purchased from Government National Mortgage Association ("GNMA") mortgage pools, for which repayments of principal and interest are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs, are excluded from delinquency statistics. In addition, in certain situations, a retail customer's account may be re-aged to remove it from delinquent status. Generally, the purpose of re-aging accounts is to assist customers who have recently overcome temporary financial difficulties, and have demonstrated both the ability and willingness to resume regular payments. To qualify for re-aging, the account must have been open for at least nine months and cannot have been re-aged during the preceding 365 days. An account may not be re-aged more than two times in a five-year period. To qualify for re-aging, the customer must also have made three regular minimum monthly payments within the last 90 days. In addition, the Company may re-age the retail account of a customer who has experienced longer-term financial difficulties and apply modified, concessionary terms and conditions to the account. Such additional re-ages are limited to one in a five-year period and must meet the qualifications for re-aging described above. All re-aging strategies must be independently approved by the Company's credit administration function. Commercial loans are not subject to re-aging policies.

Accruing loans 90 days or more past due totaled \$2.2 billion (\$1.1 billion excluding covered loans) at December 31, 2010, compared with \$2.3 billion (\$1.5 billion excluding covered loans) at December 31, 2009, and \$1.6 billion (\$967 million excluding covered loans) at December 31, 2008. The \$431 million (28.3 percent) decrease, excluding covered loans, reflected a moderation in the level of stress in economic conditions during 2010. These loans are not included in nonperforming assets and continue to accrue interest because they are adequately secured by collateral, are in the process of collection and are reasonably expected to result in repayment or restoration to current status, or are managed in homogeneous portfolios with specified charge-off timeframes adhering to regulatory guidelines. The ratio of accruing loans 90 days or more past due to total loans was 1.11 percent (.61 percent excluding covered loans) at December 31, 2010, compared with 1.19 percent (.88 percent excluding covered loans) at December 31, 2009, and .84 percent (.56 percent excluding covered loans) at December 31, 2008.

The following table provides summary delinquency information for residential mortgages and retail loans, excluding covered loans:

December 31 (Dollars in Millions)	Amount 2010	Amount 2009	As a Percent of Ending Loan Balances 2010	As a Percent of Ending Loan Balances 2009
Residential mortgages				
30-89 days	$ 456	$ 615	1.48%	2.36%
90 days or more	500	729	1.63	2.80
Nonperforming	636	467	2.07	1.79
Total	$1,592	$1,811	5.18%	6.95%
Retail				
Credit card				
30-89 days	$ 269	$ 400	1.60%	2.38%
90 days or more	313	435	1.86	2.59
Nonperforming	228	142	1.36	.84
Total	$ 810	$ 977	4.82%	5.81%
Retail leasing				
30-89 days	$ 17	$ 34	.37%	.74%
90 days or more	2	5	.05	.11
Nonperforming	–	–	–	–
Total	$ 19	$ 39	.42%	.85%
Home equity and second mortgages				
30-89 days	$ 175	$ 181	.93%	.93%
90 days or more	148	152	.78	.78
Nonperforming	36	32	.19	.17
Total	$ 359	$ 365	1.90%	1.88%
Other retail				
30-89 days	$ 212	$ 256	.85%	1.10%
90 days or more	66	92	.26	.40
Nonperforming	29	30	.12	.13
Total	$ 307	$ 378	1.23%	1.63%

The following table provides information on delinquent and nonperforming loans, excluding covered loans, as a percent of ending loan balances, by channel:

December 31	Consumer Finance (a) 2010	Consumer Finance (a) 2009	Other Retail 2010	Other Retail 2009
Residential mortgages				
30-89 days	2.38%	3.99%	.95%	1.30%
90 days or more	2.26	4.00	1.24	2.02
Nonperforming	2.99	3.04	1.52	.98
Total	7.63%	11.03%	3.71%	4.30%
Retail				
Credit card				
30-89 days	–%	–%	1.60%	2.38%
90 days or more	–	–	1.86	2.59
Nonperforming	–	–	1.36	.84
Total	–%	–%	4.82%	5.81%
Retail leasing				
30-89 days	–%	–%	.37%	.74%
90 days or more	–	–	.05	.11
Nonperforming	–	–	–	–
Total	–%	–%	.42%	.85%
Home equity and second mortgages				
30-89 days	1.98%	2.54%	.76%	.70%
90 days or more	1.82	2.02	.62	.60
Nonperforming	.20	.20	.19	.16
Total	4.00%	4.76%	1.57%	1.46%
Other retail				
30-89 days	4.42%	5.17%	.77%	1.00%
90 days or more	.68	1.17	.25	.37
Nonperforming	–	.16	.12	.13
Total	5.10%	6.50%	1.14%	1.50%

(a) Consumer finance category includes credit originated and managed by the consumer finance division, as well as the majority of home equity and second mortgages with a loan-to-value greater than 100 percent that were originated in the branches.

Within the consumer finance division at December 31, 2010, approximately $412 million and $75 million of these delinquent and nonperforming residential mortgages and other retail loans, respectively, were to customers that may be defined as sub-prime borrowers, compared with $557 million and $98 million, respectively at December 31, 2009.

The following table provides summary delinquency information for covered loans:

December 31 (Dollars in Millions)	Amount		As a Percent of Ending Loan Balances	
	2010	2009	2010	2009
30-89 days	$ 757	$1,195	4.19%	5.46%
90 days or more	1,090	784	6.04	3.59
Nonperforming	1,244	1,350	6.90	6.18
Total	$3,091	$3,329	17.13%	15.23%

Restructured Loans In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term. In most cases the modification is either a concessionary reduction in interest rate, extension of the maturity date or reduction in the principal balance that would otherwise not be considered. Concessionary modifications are classified as troubled debt restructurings ("TDRs") unless the modification is short-term, or results in only an insignificant delay or shortfall in the payments to be received. TDRs accrue interest if the borrower complies with the revised terms and conditions and has demonstrated repayment performance at a level commensurate with the modified terms over several payment cycles.

Short-Term Modifications The Company makes short-term modifications to assist borrowers experiencing temporary hardships. Consumer programs include short-term interest rate reductions (three months or less for residential mortgages and twelve months or less for credit cards), deferrals of up to three past due payments, and the ability to return to current status if the borrower makes required payments during the short-term modification period. At December 31, 2010, loans modified under these programs, excluding loans purchased from GNMA mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs, represented less than 1.0 percent of total residential mortgage loan balances and 1.9 percent of credit card receivable balances. Because these changes have an insignificant impact on the economic return on the loan, the Company does not consider loans modified under these hardship programs to be TDRs. The Company determines applicable allowances for loan losses for these loans in a manner consistent with other homogeneous loan portfolios.

The Company may also modify commercial loans on a short-term basis, with the most common modification being an extension of the maturity date of twelve months or less. Such extensions generally are used when the maturity date is imminent and the borrower is experiencing some level of financial stress but the Company believes the borrower will ultimately pay all contractual amounts owed. These extended loans represented approximately 1.1 percent of total commercial and commercial real estate loan balances at December 31, 2010. Because interest is charged during the extension period (at the original contractual rate or, in many cases, a higher rate), the extension has an insignificant impact on the economic return on the loan. Therefore, the Company does not consider such extensions to be TDRs. The Company determines the applicable allowance for loan losses on these loans in a manner consistent with other commercial loans.

Troubled Debt Restructurings Many of the Company's TDRs are determined on a case-by-case basis in connection with ongoing loan collection processes. However, the Company has also implemented certain restructuring programs that may result in TDRs. The consumer finance division has a mortgage loan restructuring program where certain qualifying borrowers facing an interest rate reset who are current in their repayment status, are allowed to retain the lower of their existing interest rate or the market interest rate as of their interest reset date. The Company also participates in the U.S. Department of the Treasury Home Affordable Modification Program ("HAMP"). HAMP gives qualifying homeowners an opportunity to refinance into more affordable monthly payments, with the U.S. Department of the Treasury compensating the Company for a portion of the reduction in monthly amounts due from borrowers participating in this program. Both the consumer finance division modification program and the HAMP program require the customer to complete a trial period, where the loan modification is contingent on the customer satisfactorily completing the trial period and the loan documents are not modified until that time. The Company reports loans that are modified following the satisfactory completion of the trial period as TDRs. Loans in the pre-modification trial phase represented less than 1.0 percent of residential mortgage loan balances at December 31, 2010.

In addition, the Company has also modified certain mortgage loans according to provisions in FDIC-assisted transaction loss sharing agreements. Losses associated with modifications on these loans, including the economic impact of interest rate reductions, are generally eligible for reimbursement under the loss sharing agreements.

Acquired loans restructured after acquisition are not considered TDRs for purposes of the Company's accounting and disclosure if the loans evidenced credit deterioration as of the acquisition date and are accounted for in pools.

The following table provides a summary of TDRs by loan type, including the delinquency status for TDRs that continue to accrue interest and TDRs included in nonperforming assets (excluding covered loans):

December 31, 2010 (Dollars in Millions)	Performing TDRs	As a Percent of Performing TDRs: 30-89 Days Past Due	As a Percent of Performing TDRs: 90 Days or more Past Due	Nonperforming TDRs	Total TDRs
Commercial	$ 77	6.7%	2.8%	$ 62(b)	$ 139
Commercial real estate	15	–	–	199(b)	214
Residential mortgages (a)	1,804	6.7	6.3	153	1,957
Credit card	224	10.9	7.7	228(c)	452
Other retail	87	9.9	6.0	27	114
Total	$2,207	7.2%	6.3%	$669	$2,876

(a) Excludes loans purchased from GNMA mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs, and loans in the trial period under HAMP or the Company's program where a legal modification of the loan is contingent on the customer successfully completing the trial modification period.

(b) Primarily represents loans less than six months from the modification date that have not met the performance period required to return to accrual status (generally six months) and, for commercial, small business credit cards with a modified rate equal to 0 percent.

(c) Represents consumer credit cards with a modified rate equal to 0 percent.

The following table provides a summary of TDRs, excluding covered loans, that are performing in accordance with the modified terms, and therefore continue to accrue interest:

December 31 (Dollars in Millions)	Amount 2010	Amount 2009	As a Percent of Ending Loan Balances 2010	As a Percent of Ending Loan Balances 2009
Commercial	$ 77	$ 35	.16%	.07%
Commercial real estate	15	110	.04	.32
Residential mortgages (a)	1,804	1,354	5.87	5.20
Credit card	224	221	1.33	1.31
Other retail	87	74	.18	.16
Total	$2,207	$1,794	1.12%	.92%

(a) Excludes loans purchased from GNMA mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs, and loans in the trial period under HAMP or the Company's program where a legal modification of the loan is contingent on the customer successfully completing the trial modification period.

TDRs, excluding covered loans, that are performing in accordance with modified terms were $413 million higher at December 31, 2010, than at December 31, 2009, primarily reflecting loan modifications for certain residential mortgage and consumer credit card customers in light of current economic conditions. The Company continues to work with customers to modify loans for borrowers who are having financial difficulties, including those acquired through FDIC-assisted bank acquisitions, but expects the overall level of loan modifications to moderate during the first quarter of 2011.

Nonperforming Assets The level of nonperforming assets represents another indicator of the potential for future credit losses. Nonperforming assets include nonaccrual loans, restructured loans not performing in accordance with modified terms, other real estate and other nonperforming assets owned by the Company. Interest payments collected from assets on nonaccrual status are typically applied against the principal balance and not recorded as income.

At December 31, 2010, total nonperforming assets were $5.0 billion, compared with $5.9 billion at December 31, 2009 and $2.6 billion at December 31, 2008. Excluding covered assets, nonperforming assets were $3.4 billion at December 31, 2010, compared with $3.9 billion at December 31, 2009 and $2.0 billion at December 31, 2008. The $553 million (14.2 percent) decrease in nonperforming assets, excluding covered assets, from December 31, 2009 to December 31, 2010, was principally in the construction and land development portfolios, as the Company continued to resolve and reduce the exposure to these assets. There was also an improvement in other commercial portfolios, reflecting the stabilizing economy. However, stress continued in the residential mortgage portfolio and foreclosed properties increased due to the overall duration of the economic slowdown. Nonperforming covered assets at December 31, 2010 were $1.7 billion, compared with $2.0 billion at December 31, 2009 and $643 million at December 31, 2008. These assets are covered by loss sharing agreements with the FDIC that substantially reduce the risk of credit losses to the Company. In addition, the majority of the nonperforming covered assets were considered credit-impaired at acquisition and recorded at their estimated fair value at acquisition. The ratio of total nonperforming assets to total loans and other real estate was 2.55 percent (1.87 percent excluding covered assets) at December 31, 2010, compared with 3.02 percent (2.25 percent excluding covered assets) at December 31, 2009 and 1.42 percent (1.14 percent excluding covered assets) at December 31, 2008.

Table 14 NONPERFORMING ASSETS(a)

At December 31 (Dollars in Millions)	2010	2009	2008	2007	2006
Commercial					
Commercial	$ 519	$ 866	$ 290	$128	$196
Lease financing	78	125	102	53	40
Total commercial	597	991	392	181	236
Commercial Real Estate					
Commercial mortgages	545	581	294	84	112
Construction and development	748	1,192	780	209	38
Total commercial real estate	1,293	1,773	1,074	293	150
Residential Mortgages	636	467	210	54	36
Retail					
Credit card	228	142	67	14	31
Retail leasing	–	–	–	–	–
Other retail	65	62	25	15	17
Total retail	293	204	92	29	48
Total nonperforming loans, excluding covered loans	2,819	3,435	1,768	557	470
Covered Loans	1,244	1,350	369	–	–
Total nonperforming loans	4,063	4,785	2,137	557	470
Other Real Estate (b)(c)	511	437	190	111	95
Covered Other Real Estate (c)	453	653	274	–	–
Other Assets	21	32	23	22	22
Total nonperforming assets	$5,048	$5,907	$2,624	$690	$587
Total nonperforming assets, excluding covered assets	$3,351	$3,904	$1,981	$690	$587
Excluding covered assets:					
Accruing loans 90 days or more past due	$1,094	$1,525	$ 967	$584	$349
Nonperforming loans to total loans	1.57%	1.99%	1.02%	.36%	.33%
Nonperforming assets to total loans plus other real estate (b)	1.87%	2.25%	1.14%	.45%	.41%
Including covered assets:					
Accruing loans 90 days or more past due	$2,184	$2,309	$1,554	$584	$349
Nonperforming loans to total loans	2.06%	2.46%	1.16%	.36%	.33%
Nonperforming assets to total loans plus other real estate (b)	2.55%	3.02%	1.42%	.45%	.41%
Net interest foregone on nonperforming loans	$ 123	$ 169	$ 80	$ 41	$ 39

Changes in Nonperforming Assets

(Dollars in Millions)	Commercial and Commercial Real Estate	Retail and Residential Mortgages (e)	Total
Balance December 31, 2009	$ 4,727	$1,180	$ 5,907
Additions to nonperforming assets			
New nonaccrual loans and foreclosed properties	3,654	1,112	4,766
Advances on loans	193	–	193
Total additions	3,847	1,112	4,959
Reductions in nonperforming assets			
Paydowns, payoffs	(2,254)	(191)	(2,445)
Net sales	(616)	(378)	(994)
Return to performing status	(529)	(39)	(568)
Charge-offs (d)	(1,579)	(232)	(1,811)
Total reductions	(4,978)	(840)	(5,818)
Net additions to (reductions in) nonperforming assets	(1,131)	272	(859)
Balance December 31, 2010	$ 3,596	$1,452	$ 5,048

(a) Throughout this document, nonperforming assets and related ratios do not include accruing loans 90 days or more past due.
(b) Excludes $575 million, $359 million, $209 million, $102 million and $83 million at December 31, 2010, 2009, 2008, 2007 and 2006, respectively, of foreclosed GNMA loans which continue to accrue interest.
(c) Includes equity investments in entities whose only assets are other real estate owned.
(d) Charge-offs exclude actions for certain card products and loan sales that were not classified as nonperforming at the time the charge-off occurred.
(e) Residential mortgage information excludes changes related to residential mortgages serviced by others.

Table 15 NET CHARGE-OFFS AS A PERCENT OF AVERAGE LOANS OUTSTANDING

Year Ended December 31	2010	2009	2008	2007	2006
Commercial					
Commercial	1.80%	1.60%	.53%	.24%	.15%
Lease financing	1.47	2.82	1.36	.61	.46
Total commercial	1.76	1.75	.63	.29	.18
Commercial Real Estate					
Commercial mortgages	1.23	.42	.15	.06	.01
Construction and development	6.32	5.35	1.48	.11	.01
Total commercial real estate	2.47	1.82	.55	.08	.01
Residential Mortgages	1.97	2.00	1.01	.28	.19
Retail					
Credit card (a)	7.32	6.90	4.73	3.34	2.88
Retail leasing	.27	.74	.65	.25	.20
Home equity and second mortgages	1.72	1.75	1.01	.46	.33
Other retail	1.68	1.85	1.39	.96	.85
Total retail	3.03	2.95	1.92	1.17	.92
Total loans, excluding covered loans	2.41	2.23	1.10	.54	.39
Covered Loans	.09	.09	.38	–	–
Total loans	2.17%	2.08%	1.10%	.54%	.39%

(a) Net charge-offs as a percent of average loans outstanding, excluding portfolio purchases where the acquired loans were recorded at fair value at the purchase date, were 7.99 percent and 7.14 percent for the years ended December 31, 2010 and 2009, respectively.

The Company expects nonperforming assets, excluding covered assets and assets acquired in the January 2011 FCB transaction, to trend lower in the first quarter of 2011.

Other real estate, excluding covered assets, was $511 million at December 31, 2010, compared with $437 million at December 31, 2009, and was primarily related to foreclosed properties that previously secured loan balances. The increase in other real estate assets reflected continuing stress in residential construction and related supplier industries.

The following table provides an analysis of OREO, excluding covered assets, as a percent of their related loan balances, including geographical location detail for residential (residential mortgage, home equity and second mortgage) and commercial (commercial and commercial real estate) loan balances:

December 31 (Dollars in Millions)	Amount		As a Percent of Ending Loan Balances	
	2010	2009	2010	2009
Residential				
Minnesota	$ 28	$ 27	.53%	.49%
California	21	15	.34	.27
Illinois	16	8	.57	.29
Nevada	11	3	1.49	.37
Missouri	10	7	.39	.26
All other states	132	113	.41	.40
Total residential	218	173	.44	.38
Commercial				
Nevada	58	73	3.93	3.57
Oregon	26	28	.74	.81
California	23	43	.18	.30
Virginia	22	8	3.41	1.21
Ohio	20	–	.48	–
All other states	144	112	.24	.19
Total commercial	293	264	.35	.32
Total OREO	$511	$437	.29%	.25%

Analysis of Loan Net Charge-Offs Total loan net charge-offs were $4.2 billion in 2010, compared with $3.9 billion in 2009 and $1.8 billion in 2008. The ratio of total loan net charge-offs to average loans was 2.17 percent in 2010, compared with 2.08 percent in 2009 and 1.10 percent in 2008. The increase in total net charge-offs in 2010, compared with 2009, and the increase in 2009, compared with 2008, was driven by the weakening economy and rising unemployment affecting the residential housing markets, including homebuilding and related industries, commercial real estate properties and credit card and other consumer and commercial loans. Total net charge-offs peaked for the Company in the first quarter of 2010 and have since trended lower as the economy has begun to stabilize. The Company expects the level of net charge-offs to continue to trend lower in the first quarter of 2011.

Commercial and commercial real estate loan net charge-offs for 2010 were $1.7 billion (2.06 percent of average loans outstanding), compared with $1.5 billion (1.78 percent of average loans outstanding) in 2009 and $514 million (.60 percent of average loans outstanding) in 2008. The increase in net charge-offs in 2010, compared with 2009 and the increase in 2009, compared with 2008, reflected the weakening economy and rising unemployment throughout most of 2009, affecting the residential housing markets, including homebuilding and related industries, commercial real estate properties and other commercial loans.

Residential mortgage loan net charge-offs for 2010 were $546 million (1.97 percent of average loans outstanding), compared with $489 million (2.00 percent of average loans outstanding) in 2009 and $234 million (1.01 percent of average loans outstanding) in 2008. Retail loan net charge-offs for 2010 were $1.9 billion (3.03 percent of average loans outstanding), compared with $1.8 billion (2.95 percent of average loans outstanding) in 2009 and $1.1 billion (1.92 percent of average loans outstanding) in 2008. The retail loan net charge-offs percentage was impacted by credit card portfolio purchases recorded at fair value beginning in the second quarter of 2009. The increases in residential mortgage and retail loan net charge-offs in 2010, compared with 2009 and the increases in 2009, compared with 2008, reflected the adverse impact of economic conditions on consumers, as higher unemployment levels increased losses in the prime-based residential mortgage and credit card portfolios.

The following table provides an analysis of net charge-offs as a percent of average loans outstanding managed by the consumer finance division, compared with other retail loans:

Year Ended December 31 (Dollars in Millions)	Average Loans 2010	Average Loans 2009	Percent of Average Loans 2010	Percent of Average Loans 2009
Consumer Finance (a)				
Residential mortgages	$10,739	$ 9,973	3.63%	3.80%
Home equity and second mortgages	2,479	2,457	5.28	6.43
Other retail	603	571	3.65	5.78
Other Retail				
Residential mortgages	$16,965	$14,508	.92%	.76%
Home equity and second mortgages	16,806	16,878	1.19	1.07
Other retail	23,393	22,285	1.62	1.75
Total Company				
Residential mortgages	$27,704	$24,481	1.97%	2.00%
Home equity and second mortgages	19,285	19,335	1.72	1.75
Other retail	23,996	22,856	1.68	1.85

(a) Consumer finance category included credit originated and managed by the consumer finance division, as well as the majority of home equity and second mortgages with a loan-to-value greater than 100 percent that were originated in the branches.

The following table provides further information on net charge-offs as a percent of average loans outstanding for the consumer finance division:

Year Ended December 31 (Dollars in Millions)	Average Loans 2010	Average Loans 2009	Percent of Average Loans 2010	Percent of Average Loans 2009
Residential mortgages				
Sub-prime borrowers	$ 2,300	$ 2,674	6.39%	6.02%
Other borrowers	8,439	7,299	2.88	2.99
Total	$10,739	$ 9,973	3.63%	3.80%
Home equity and second mortgages				
Sub-prime borrowers	$ 575	$ 670	10.26%	11.79%
Other borrowers	1,904	1,787	3.78	4.42
Total	$ 2,479	$ 2,457	5.28%	6.43%

Analysis and Determination of the Allowance for Credit Losses The allowance for credit losses reserves for probable and estimable losses incurred in the Company's loan and lease portfolio, and includes certain amounts that do not represent loss exposure to the Company because those losses are recoverable under loss sharing agreements with the FDIC. Management evaluates the allowance each quarter to ensure it appropriately reserves for incurred losses. The evaluation of each element and the overall allowance is based on a continuing assessment of problem loans, recent loss experience and other factors, including regulatory guidance and economic conditions. Because business processes and credit risks associated with unfunded credit commitments are essentially the same as for loans, the Company utilizes similar processes to estimate its liability for unfunded credit commitments, which is included in other liabilities in the Consolidated Balance Sheet. Both the allowance for loan losses and the liability for unfunded credit commitments are included in the Company's analysis of credit losses and reported reserve ratios.

At December 31, 2010, the allowance for credit losses was $5.5 billion (2.81 percent of total loans and 3.03 percent of loans excluding covered loans), compared with an allowance of $5.3 billion (2.70 percent of total loans and 3.04 percent of loans excluding covered loans) at December 31, 2009, and $3.6 billion (1.97 percent of total loans and 2.09 percent of loans excluding covered loans) at December 31, 2008. During 2010, the Company increased the allowance for credit losses by $92 million to reflect covered loan losses reimbursable by the FDIC. The ratio of the allowance for credit losses to nonperforming loans was 136 percent (192 percent excluding covered loans) at December 31, 2010, compared with 110 percent (153 percent excluding covered loans) at December 31, 2009 and 170 percent (206 percent excluding covered loans) at December 31, 2008. The ratio of the allowance for credit losses to annual loan net charge-offs at December 31, 2010, was 132 percent, compared with 136 percent and 200 percent at December 31, 2009 and 2008, respectively. Management determined the allowance for credit losses was appropriate at December 31, 2010.

Several factors were taken into consideration in evaluating the allowance for credit losses at December 31, 2010, including the risk profile of the portfolios, loan net charge-offs during the period, the level of nonperforming assets, accruing loans 90 days or more past due, delinquency ratios and changes in TDR loan balances. Management also considered the uncertainty related to certain industry sectors, and the extent of credit exposure to specific borrowers within the portfolio. In addition, concentration risks associated with commercial real estate and the mix of loans, including credit cards, loans originated through the consumer finance division and residential mortgage balances, and their relative credit risks, were evaluated. Finally, the Company considered current economic conditions that might impact the portfolio. Management determines the allowance that is required for specific loan categories based on relative risk characteristics of the loan portfolio. On an ongoing basis, management evaluates its methods for determining the allowance for each element of the portfolio and makes enhancements considered appropriate. Table 17 shows the amount of the allowance for credit losses by portfolio category.

Regardless of the extent of the Company's analysis of customer performance, portfolio trends or risk management processes, certain incurred but undetected losses are probable within the loan portfolios. This is due to several factors, including inherent delays in obtaining information regarding a customer's financial condition or changes in its unique business conditions, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends. Volatility of economic or customer-specific conditions affecting the identification and estimation of losses from larger non-homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogeneous groups of loans, loan portfolio concentrations, and additional subjective considerations are among other factors. Because of these subjective factors, the process utilized to determine each element of the allowance for credit losses by specific loan category has some imprecision. As a result, the Company estimates a range of incurred losses in the portfolio based on statistical analyses and management judgment. A statistical analysis attempts to measure the extent of imprecision and other uncertainty by determining the volatility of losses over time, across loan categories. Also, management judgmentally considers loan concentrations, risks associated with specific industries, the stage of the business cycle, economic conditions and other qualitative factors. Beginning in 2007, the Company assigned this element of the allowance to each portfolio type to better reflect the Company's risk in the specific portfolios. In years prior to 2007, this element of the allowance was separately categorized as "available for other factors".

The allowance recorded for commercial and commercial real estate loans is based, in part, on a regular review of individual credit relationships. The Company's risk rating process is an integral component of the methodology utilized to determine these elements of the allowance for credit losses. An allowance for credit losses is established for pools of commercial and commercial real estate loans and unfunded commitments based on the risk ratings assigned. An analysis of the migration of commercial and commercial real estate loans and actual loss experience is conducted quarterly to assess the exposure for credits with similar risk characteristics. In addition to its risk rating process, the Company separately analyzes the carrying value of impaired loans to determine whether the carrying value is less than or equal to the appraised collateral value or the present value of expected cash flows. Based on this analysis, an allowance for credit losses may be specifically established for impaired loans. The allowance established for commercial and commercial real estate loan portfolios, including impaired commercial and commercial real estate

Table 16 SUMMARY OF ALLOWANCE FOR CREDIT LOSSES

(Dollars in Millions)	2010	2009	2008	2007	2006
Balance at beginning of year	$5,264	$3,639	$2,260	$2,256	$2,251
Charge-Offs					
Commercial					
Commercial	784	769	282	154	121
Lease financing	134	227	113	63	51
Total commercial	918	996	395	217	172
Commercial real estate					
Commercial mortgages	333	103	34	16	11
Construction and development	538	516	139	10	1
Total commercial real estate	871	619	173	26	12
Residential mortgages	554	493	236	63	43
Retail					
Credit card	1,270	1,093	630	389	256
Retail leasing	25	47	41	23	25
Home equity and second mortgages	348	347	185	82	62
Other retail	490	504	344	232	193
Total retail	2,133	1,991	1,200	726	536
Covered loans (a)	20	12	5	–	–
Total charge-offs	4,496	4,111	2,009	1,032	763
Recoveries					
Commercial					
Commercial	48	30	27	52	61
Lease financing	43	40	26	28	27
Total commercial	91	70	53	80	88
Commercial real estate					
Commercial mortgages	13	2	1	4	8
Construction and development	13	3	–	–	–
Total commercial real estate	26	5	1	4	8
Residential mortgages	8	4	2	2	2
Retail					
Credit card	70	62	65	69	36
Retail leasing	13	11	6	7	11
Home equity and second mortgages	17	9	7	8	12
Other retail	88	81	56	70	62
Total retail	188	163	134	154	121
Covered loans (a)	2	1	–	–	–
Total recoveries	315	243	190	240	219
Net Charge-Offs					
Commercial					
Commercial	736	739	255	102	60
Lease financing	91	187	87	35	24
Total commercial	827	926	342	137	84
Commercial real estate					
Commercial mortgages	320	101	33	12	3
Construction and development	525	513	139	10	1
Total commercial real estate	845	614	172	22	4
Residential mortgages	546	489	234	61	41
Retail					
Credit card	1,200	1,031	565	320	220
Retail leasing	12	36	35	16	14
Home equity and second mortgages	331	338	178	74	50
Other retail	402	423	288	162	131
Total retail	1,945	1,828	1,066	572	415
Covered loans (a)	18	11	5	–	–
Total net charge-offs	4,181	3,868	1,819	792	544
Provision for credit losses	4,356	5,557	3,096	792	544
Net change for credit losses to be reimbursed by the FDIC	92	–	–	–	–
Acquisitions and other changes	–	(64)	102	4	5
Balance at end of year	$5,531	$5,264	$3,639	$2,260	$2,256
Components					
Allowance for loan losses, excluding losses to be reimbursed by the FDIC	$5,218	$5,079	$3,514	$2,058	$2,022
Allowance for credit losses to be reimbursed by the FDIC	92	–	–	–	–
Liability for unfunded credit commitments	221	185	125	202	234
Total allowance for credit losses	$5,531	$5,264	$3,639	$2,260	$2,256
Allowance for Credit Losses as a Percentage of					
Period-end loans, excluding covered loans	3.03%	3.04%	2.09%	1.47%	1.57%
Nonperforming loans, excluding covered loans	192	153	206	406	480
Nonperforming assets, excluding covered assets	162	135	184	328	384
Net charge-offs, excluding covered loans	130	136	201	285	415
Period-end loans	2.81%	2.70%	1.97%	1.47%	1.57%
Nonperforming loans	136	110	170	406	480
Nonperforming assets	110	89	139	328	384
Net charge-offs	132	136	200	285	415

Note: At December 31, 2010, $2.2 billion of the total allowance for credit losses related to incurred losses on retail loans.
(a) Relates to covered loan charge-offs and recoveries not reimbursable by the FDIC.

Table 17 ELEMENTS OF THE ALLOWANCE FOR CREDIT LOSSES

December 31 (Dollars in Millions)	Allowance Amount					Allowance as a Percent of Loans				
	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006
Commercial										
Commercial	$ 992	$1,026	$ 782	$ 860	$ 665	2.35%	2.43%	1.57%	1.92%	1.64%
Lease financing	112	182	208	146	90	1.83	2.78	3.03	2.34	1.62
Total commercial	1,104	1,208	990	1,006	755	2.28	2.48	1.75	1.97	1.63
Commercial Real Estate										
Commercial mortgages	929	548	258	150	126	3.41	2.17	1.10	.74	.64
Construction and development	362	453	191	108	74	4.86	5.16	1.95	1.19	.83
Total commercial real estate	1,291	1,001	449	258	200	3.72	2.94	1.35	.88	.70
Residential Mortgage	820	672	524	131	58	2.67	2.58	2.22	.58	.27
Retail										
Credit card	1,395	1,495	926	487	298	8.30	8.89	6.85	4.45	3.44
Retail leasing	11	30	49	17	15	.24	.66	.96	.28	.22
Home equity and second mortgages	411	374	255	114	52	2.17	1.92	1.33	.69	.33
Other retail	385	467	372	247	177	1.55	2.02	1.65	1.42	1.08
Total retail	2,202	2,366	1,602	865	542	3.38	3.70	2.65	1.70	1.14
Covered loans	114	17	74	–	–	.63	.08	.66	–	–
Total allocated allowance	5,531	5,264	3,639	2,260	1,555	2.81	2.70	1.97	1.47	1.08
Available for other factors	–	–	–	–	701	–	–	–	–	.49
Total allowance	$5,531	$5,264	$3,639	$2,260	$2,256	2.81%	2.70%	1.97%	1.47%	1.57%

loans, was $2.4 billion at December 31, 2010, compared with $2.2 billion at December 31, 2009, and $1.4 billion at December 31, 2008. The increase in the allowance for commercial and commercial real estate loans of $186 million at December 31, 2010, compared with December 31, 2009, reflected continuing stress in commercial real estate and residential housing, especially residential homebuilding and related industry sectors, along with the impact of the current economic conditions on the commercial loan portfolios.

The allowance recorded for the residential mortgages and retail loan portfolios is based on an analysis of product mix, credit scoring and risk composition of the portfolio, loss and bankruptcy experiences, economic conditions and historical and expected delinquency and charge-off statistics for each homogenous group of loans. Based on this information and analysis, an allowance was established approximating a twelve-month estimate of net charge-offs. For homogenous loans modified under a TDR, an allowance was established for any impairment to the recorded investment in the loan. The allowance established for residential mortgages was $820 million at December 31, 2010, compared with $672 million and $524 million at December 31, 2009 and 2008, respectively. The increase in the allowance for the residential mortgage portfolio in 2010 reflected continued stress in the portfolio, due to continued declining valuations in the underlying properties securing those loans. The allowance established for retail loans was $2.2 billion at December 31, 2010, compared with $2.4 billion and $1.6 billion at December 31, 2009 and 2008, respectively. The decrease in the allowance for the retail portfolio in 2010 reflected a moderation in the level of stress in economic conditions throughout 2010.

The evaluation of the adequacy of the allowance for credit losses for purchased non-impaired loans acquired on or after January 1, 2009 considers credit discounts recorded as a part of the initial determination of the fair value of the loans. For these loans, no allowance for credit losses is recorded at the purchase date. Credit discounts representing the principal losses expected over the life of the loans are a component of the initial fair value. Subsequent to the purchase date, the methods utilized to estimate the required allowance for credit losses for these loans is similar to originated loans; however, the Company records a provision for credit losses only when the required allowance, net of any expected reimbursement under any loss sharing agreements with the FDIC, exceeds any remaining credit discounts.

The evaluation of the adequacy of the allowance for credit losses for purchased impaired loans considers the expected cash flows to be collected from the borrower. These loans are initially recorded at fair value and therefore no allowance for credit losses is recorded at the purchase date. Subsequent to the purchase date, the expected cash flows of the impaired loans are subject to evaluation. Decreases in the present value of expected cash flows are recognized by recording an allowance for credit losses.

Although the Company determines the amount of each element of the allowance separately and considers this process to be an important credit management tool, the entire allowance for credit losses is available for the entire loan portfolio. The actual amount of losses incurred can vary significantly from the estimated amounts.

Residual Value Risk Management The Company manages its risk to changes in the residual value of leased assets through disciplined residual valuation setting at the inception of a lease, diversification of its leased assets, regular residual asset valuation reviews and monitoring of residual value gains or losses upon the disposition of assets. Commercial lease originations are subject to the same well-defined underwriting standards referred to in the "Credit Risk Management" section which includes an evaluation of the residual value risk. Retail lease residual value risk is mitigated further by originating longer-term vehicle leases and effective end-of-term marketing of off-lease vehicles.

Included in the retail leasing portfolio was approximately $2.9 billion of retail leasing residuals at December 31, 2010, unchanged from December 31, 2009. The Company monitors concentrations of leases by manufacturer and vehicle "make and model." As of December 31, 2010, vehicle lease residuals related to sport utility vehicles were 48.2 percent of the portfolio while upscale and mid-range vehicle classes represented approximately 22.4 percent and 14.2 percent of the portfolio, respectively. At year-end 2010, the largest vehicle-type concentration represented approximately 5 percent of the aggregate residual value of the vehicles in the portfolio.

Because retail residual valuations tend to be less volatile for longer-term leases, relative to the estimated residual at inception of the lease, the Company actively manages lease origination production to achieve a longer-term portfolio. At December 31, 2010, the weighted-average origination term of the portfolio was 44 months, compared with 45 months at December 31, 2009. In 2008, sales of used vehicles softened from prior years, due to the overall weakening of the economy. As a result, the Company's portfolio experienced deterioration in residual values in 2008 in all categories; most notably sport utility vehicles and luxury models, as a result of higher fuel prices and weak economic conditions. Used vehicle prices increased substantially during 2009, as sales of vehicles were affected by the financial condition of the automobile manufacturers and various government programs and involvement with the manufacturers. The used vehicle market continued to recover in 2010, and reached record high levels as a higher percentage of consumers purchased used, instead of new, vehicles due to uncertainty about the economy.

At December 31, 2010, the commercial leasing portfolio had $661 million of residuals, compared with $701 million at December 31, 2009. At year-end 2010, lease residuals related to trucks and other transportation equipment were 31.7 percent of the total residual portfolio. Business and office equipment represented 20.8 percent of the aggregate portfolio, while railcars represented 12.3 percent. No other concentrations of more than 10 percent existed at December 31, 2010.

Operational Risk Management Operational risk represents the risk of loss resulting from the Company's operations, including, but not limited to, the risk of fraud by employees or persons outside the Company, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of the internal control system and compliance requirements, and business continuation and disaster recovery. This risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity.

The Company operates in many different businesses in diverse markets and relies on the ability of its employees and systems to process a high number of transactions. Operational risk is inherent in all business activities, and the management of this risk is important to the achievement of the Company's objectives. In the event of a breakdown in the internal control system, improper operation of systems or improper employees' actions, the Company could suffer financial loss, face regulatory action and suffer damage to its reputation.

The Company manages operational risk through a risk management framework and its internal control processes. Within this framework, the Risk Management Committee of the Company's Board of Directors provides oversight and assesses the most significant operational risks facing the Company within its business lines. Under the guidance of the Risk Management Committee, enterprise risk management personnel establish policies and interact with business lines to monitor significant operating risks on a regular basis. Business lines have direct and primary responsibility and accountability for identifying, controlling, and monitoring operational risks embedded in their business activities. Business managers maintain a system of controls with the objective of providing proper transaction authorization and execution, proper system operations, safeguarding of assets from misuse or theft, and ensuring the reliability of financial and other data. Business managers ensure that the controls are appropriate and are implemented as designed.

Each business line within the Company has designated risk managers. These risk managers are responsible for, among other things, coordinating the completion of ongoing risk assessments and ensuring that operational risk management is integrated into business decision-making activities. The Company's internal audit function validates the system of internal controls through regular and ongoing risk-based audit procedures and reports on the effectiveness of internal controls to executive management and the Audit Committee of the Board of Directors. Management also provides various operational risk related reporting to the Risk Management Committee of the Board of Directors.

Customer-related business conditions may also increase operational risk, or the level of operational losses in certain transaction processing business units, including merchant processing activities. Ongoing risk monitoring of customer activities and their financial condition and operational processes serve to mitigate customer-related operational risk. Refer to Note 22 of the Notes to Consolidated Financial Statements for further discussion on merchant processing. Business continuation and disaster recovery planning is also critical to effectively managing operational risks. Each business unit of the Company is required to develop, maintain and test these plans at least annually to ensure that recovery activities, if needed, can support mission critical functions, including technology, networks and data centers supporting customer applications and business operations.

While the Company believes that it has designed effective methods to minimize operational risks, there is no absolute assurance that business disruption or operational losses would not occur in the event of a disaster. On an ongoing basis, management makes process changes and investments to enhance its systems of internal controls and business continuity and disaster recovery plans.

Interest Rate Risk Management In the banking industry, changes in interest rates are a significant risk that can impact earnings, market valuations and safety and soundness of an entity. To minimize the volatility of net interest income and the market value of assets and liabilities, the Company manages its exposure to changes in interest rates through asset and liability management activities within guidelines established by its Asset Liability Committee ("ALCO") and approved by the Board of Directors. The ALCO has the responsibility for approving and ensuring compliance with the ALCO management policies, including interest rate risk exposure. The Company uses net interest income simulation analysis and market value of equity modeling for measuring and analyzing consolidated interest rate risk.

Net Interest Income Simulation Analysis One of the primary tools used to measure interest rate risk and the effect of interest rate changes on net interest income is simulation analysis. The monthly analysis incorporates substantially all of the Company's assets and liabilities and off-balance sheet instruments, together with forecasted changes in the balance sheet and assumptions that reflect the current interest rate environment. Through this simulation, management estimates the impact on net interest income of a 200 basis point ("bps") upward or downward gradual change of market interest rates over a one-year period. The simulation also estimates the effect of immediate and sustained parallel shifts in the yield curve of 50 bps as well as the effect of immediate and sustained flattening or steepening of the yield curve. This simulation includes assumptions about how the balance sheet is likely to be affected by changes in loan and deposit growth. Assumptions are made to project interest rates for new loans and deposits based on historical analysis, management's outlook and re-pricing strategies. These assumptions are validated on a periodic basis. A sensitivity analysis is provided for key variables of the simulation. The results are reviewed by the ALCO monthly and are used to guide asset/liability management strategies.

The table below summarizes the projected impact to net interest income over the next 12 months of various potential interest rate changes. The Company manages its interest rate risk position by holding assets on the balance sheet with desired interest rate risk characteristics, implementing certain pricing strategies for loans and deposits and through the selection of derivatives and various funding and investment portfolio strategies. The Company manages the overall interest rate risk profile within policy limits. The ALCO policy limits the

SENSITIVITY OF NET INTEREST INCOME

	December 31, 2010				December 31, 2009			
	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Gradual*	Up 200 bps Gradual	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Gradual*	Up 200 bps Gradual
Net interest income	*	1.64%	*	3.14%	*	.43%	*	1.00%

* Given the current level of interest rates, a downward rate scenario can not be computed.

estimated change in net interest income in a gradual 200 bps rate change scenario to a 4.0 percent decline of forecasted net interest income over the next 12 months. At December 31, 2010 and 2009, the Company was within this policy.

Market Value of Equity Modeling The Company also manages interest rate sensitivity by utilizing market value of equity modeling, which measures the degree to which the market values of the Company's assets and liabilities and off-balance sheet instruments will change given a change in interest rates. Management measures the impact of changes in market interest rates under a number of scenarios, including immediate and sustained parallel shifts, and flattening or steepening of the yield curve. The ALCO policy limits the change in the market value of equity in a 200 bps parallel rate shock to a 15.0 percent decline. A 200 bps increase would have resulted in a 3.6 percent decrease in the market value of equity at December 31, 2010, compared with a 4.3 percent decrease at December 31, 2009. A 200 bps decrease, where possible given current rates, would have resulted in a 5.2 percent decrease in the market value of equity at December 31, 2010, compared with a 2.8 percent decrease at December 31, 2009.

The valuation analysis is dependent upon certain key assumptions about the nature of assets and liabilities with non-contractual maturities. Management estimates the average life and rate characteristics of asset and liability accounts based upon historical analysis and management's expectation of rate behavior. These assumptions are validated on a periodic basis. A sensitivity analysis of key variables of the valuation analysis is provided to the ALCO monthly and is used to guide asset/liability management strategies.

Use of Derivatives to Manage Interest Rate and Other Risks
To reduce the sensitivity of earnings to interest rate, prepayment, credit, price and foreign currency fluctuations ("asset and liability management positions"), the Company enters into derivative transactions. The Company uses derivatives for asset and liability management purposes primarily in the following ways:

- To convert fixed-rate debt, issued to finance the Company, from fixed-rate payments to floating-rate payments;
- To convert the cash flows associated with floating-rate debt, issued to finance the Company, from floating-rate payments to fixed-rate payments; and
- To mitigate changes in value of the Company's mortgage origination pipeline, funded mortgage loans held for sale and MSRs.

To manage these risks, the Company may enter into exchange-traded and over-the-counter derivative contracts including interest rate swaps, swaptions, futures, forwards and options. In addition, the Company enters into interest rate and foreign exchange derivative contracts to accommodate the business requirements of its customers ("customer-related positions"). The Company minimizes the market and liquidity risks of customer-related positions by entering into similar offsetting positions with broker-dealers. The Company does not utilize derivatives for speculative purposes.

The Company does not designate all of the derivatives that it enters into for risk management purposes as accounting hedges because of the inefficiency of applying the accounting requirements, and may instead elect fair value accounting for the related hedged items. In particular, the Company enters into U.S. Treasury futures, options on U.S. Treasury futures contracts, interest rate swaps and forward commitments to buy residential mortgage loans to mitigate fluctuations in the value of its MSRs, but does not designate those derivatives as accounting hedges.

Additionally, the Company uses forward commitments to sell residential mortgage loans at specified prices to economically hedge the interest rate risk in its residential mortgage loan production activities. At December 31, 2010, the Company had $15.1 billion of forward commitments to sell mortgage loans hedging $8.1 billion of mortgage loans held for sale and $9.6 billion of unfunded mortgage loan commitments. The forward commitments to sell and the unfunded mortgage loan commitments are considered derivatives under the accounting guidance related to accounting for derivative instruments and hedge activities, and the Company has elected the fair value option for the mortgage loans held for sale.

Derivatives are subject to credit risk associated with counterparties to the contracts. Credit risk associated with derivatives is measured by the Company based on the probability of counterparty default. The Company manages the credit risk of its derivative positions by diversifying its positions among various counterparties, entering into master netting agreements where possible with its counterparties, requiring collateral agreements with credit-rating thresholds and, in certain cases, though insignificant, transferring the counterparty credit risk related to interest rate swaps to third-parties through the use of risk participation agreements.

For additional information on derivatives and hedging activities, refer to Note 20 in the Notes to Consolidated Financial Statements.

Table 18 DEBT RATINGS

	Moody's	Standard & Poor's	Fitch	Dominion Bond Rating Service
U.S. Bancorp				
Short-term borrowings			F1+	R-1 (middle)
Senior debt and medium-term notes	Aa3	A+	AA-	AA
Subordinated debt	A1	A	A+	AA (low)
Preferred stock	A3	BBB+	A	A
Commercial paper	P-1	A-1	F1+	R-1 (middle)
U.S. Bank National Association				
Short-term time deposits	P-1	A-1+	F1+	R-1 (high)
Long-term time deposits	Aa2	AA-	AA	AA (high)
Bank notes	Aa2/P-1	AA-/A-1+	AA-/F1+	AA (high)
Subordinated debt	Aa3	A+	A+	AA
Senior unsecured debt	Aa2	AA-	AA-	AA (high)
Commercial paper	P-1	A-1+	F1+	R-1 (high)

Market Risk Management In addition to interest rate risk, the Company is exposed to other forms of market risk, principally related to trading activities which support customers' strategies to manage their own foreign currency, interest rate risks and funding activities. The ALCO established the Market Risk Committee ("MRC"), which oversees market risk management. The MRC monitors and reviews the Company's trading positions and establishes policies for market risk management, including exposure limits for each portfolio. The Company also manages market risk of non-trading business activities, including its MSRs and loans held for sale. The Company uses a Value at Risk ("VaR") approach to measure general market risk. Theoretically, VaR represents the amount the Company has at risk of loss to adverse market movements over a 1-day time horizon. The Company measures VaR at the ninety-ninth percentile using distributions derived from past market data. On average, the Company expects the one day VaR to be exceeded two to three times per year. The Company monitors the effectiveness of its risk program by back-testing the performance of its VaR models, regularly updating the historical data used by the VaR models and stress testing. The Company's trading VaR did not exceed $5 million during 2010 and $4 million during 2009.

Liquidity Risk Management The ALCO establishes policies and guidelines, as well as analyzes and manages liquidity, to ensure adequate funds are available to meet normal operating requirements, and unexpected customer demands for funds, such as high levels of deposit withdrawals or loan demand, in a timely and cost-effective manner. Liquidity management is viewed from long-term and short-term perspectives, including various stress scenarios, as well as from an asset and liability perspective. Management monitors liquidity through a regular review of maturity profiles, funding sources, and loan and deposit forecasts to minimize funding risk.

Since 2008, the financial markets have been challenging for many financial institutions. As a result of these financial market conditions, many banks experienced liquidity constraints, substantially increased pricing to retain deposits or utilized the Federal Reserve System discount window to secure adequate funding. The Company's profitable operations, sound credit quality and strong capital position have enabled it to develop a large and reliable base of core deposit funding within its market areas and in domestic and global capital markets. This has allowed the Company to maintain a strong liquidity position, as depositors and investors in the wholesale funding markets seek stable financial institutions.

The ALCO reviews the Company's ability to meet funding requirements due to adverse business or market events. The Company regularly projects its liquidity position under various stress scenarios and maintains contingency plans that reflect its access to diversified funding sources. Historically, a significant amount of the Company's available liquidity has been provided by its ability, through its subsidiaries, to borrow against its assets at various Federal Home Loan Banks ("FHLB") and the Federal Reserve System. In response to recent regulatory proposals, the Company has begun to acquire U.S. Government and agency securities as an additional source of available liquidity. The Company expects to continue to increase its U.S. Government and agency securities holdings to meet these liquidity objectives. The Company's liquidity policies require diversification of wholesale funding sources to avoid maturity, name and market concentrations. The Company maintains a Grand

Table 19 CONTRACTUAL OBLIGATIONS

December 31, 2010 (Dollars in Millions)	Payments Due By Period One Year or Less	Over One Through Three Years	Over Three Through Five Years	Over Five Years	Total
Contractual Obligations (a)					
Long-term debt (b)(c)	$1,949	$10,369	$7,345	$11,874	$31,537
Operating leases	199	367	266	455	1,287
Purchase obligations	182	213	119	34	548
Benefit obligations (d)	40	81	85	220	426
Total	$2,370	$11,030	$7,815	$12,583	$33,798

(a) Unrecognized tax positions of $532 million at December 31, 2010, are excluded as the Company cannot make a reasonably reliable estimate of the period of cash settlement with the respective taxing authority.
(b) In the banking industry, interest-bearing obligations are principally utilized to fund interest-bearing assets. As such, interest charges on related contractual obligations were excluded from reported amounts as the potential cash outflows would have corresponding cash inflows from interest-bearing assets.
(c) Includes obligations under capital leases.
(d) Amounts only include obligations related to the unfunded non-qualified pension plans and post-retirement medical plan.

Cayman branch for issuing eurodollar time deposits. In addition, the Company establishes relationships with dealers to issue national market retail and institutional savings certificates and short-term and medium-term bank notes. The Company's subsidiary banks also have significant correspondent banking networks and relationships. Accordingly, the Company has access to national fed funds, funding through repurchase agreements and sources of stable, regionally-based certificates of deposit and commercial paper.

The Company's ability to raise negotiated funding at competitive prices is influenced by rating agencies' views of the Company's credit quality, liquidity, capital and earnings. Table 18 details the rating agencies' most recent assessments.

The parent company's routine funding requirements consist primarily of operating expenses, dividends paid to shareholders, debt service, repurchases of common stock and funds used for acquisitions. The parent company obtains funding to meet its obligations from dividends collected from its subsidiaries and the issuance of debt securities.

Under United States Securities and Exchange Commission rules, the parent company is classified as a "well-known seasoned issuer," which allows it to file a registration statement that does not have a limit on issuance capacity. "Well-known seasoned issuers" generally include those companies with outstanding common securities with a market value of at least $700 million held by non-affiliated parties or those companies that have issued at least $1 billion in aggregate principal amount of non-convertible securities, other than common equity, in the last three years. However, the parent company's ability to issue debt and other securities under a registration statement filed with the United States Securities and Exchange Commission under these rules is limited by the debt issuance authority granted by the Company's Board of Directors and/or the ALCO policy.

At December 31, 2010, parent company long-term debt outstanding was $13.0 billion, compared with $14.5 billion at December 31, 2009. The $1.5 billion decrease was primarily due to repayments and maturities of $5.2 billion of medium-term notes and the extinguishment of $.6 billion of junior subordinated debentures in connection with the ITS exchange, partially offset by $4.2 billion of medium-term note issuances. As of December 31, 2010, there was $3 million of parent company debt scheduled to mature in 2011. Future debt obligations may be met through medium-term note and capital security issuances and dividends from subsidiaries, as well as from parent company cash and cash equivalents.

Federal banking laws regulate the amount of dividends that may be paid by banking subsidiaries without prior approval. The amount of dividends available to the parent company from its banking subsidiaries after meeting the regulatory capital requirements for well-capitalized banks was approximately $5.8 billion at December 31, 2010. For further information, see Note 23 of the Notes to Consolidated Financial Statements.

Off-Balance Sheet Arrangements Off-balance sheet arrangements include any contractual arrangement to which an unconsolidated entity is a party, under which the Company has an obligation to provide credit or liquidity enhancements or market risk support. Off-balance sheet arrangements also include any obligation under a variable interest held by an unconsolidated entity that provides financing, liquidity, credit enhancement or market risk support.

In the ordinary course of business, the Company enters into an array of commitments to extend credit, letters of credit and various forms of guarantees that may be considered off-balance sheet arrangements. The nature and extent of these arrangements are described in Note 22 of the

Table 20 REGULATORY CAPITAL RATIOS

At December 31 (Dollars in Millions)	2010	2009
U.S. Bancorp		
Tier 1 capital	$25,947	$22,610
As a percent of risk-weighted assets	10.5%	9.6%
As a percent of adjusted quarterly average assets (leverage ratio)	9.1%	8.5%
Total risk-based capital	$33,033	$30,458
As a percent of risk-weighted assets	13.3%	12.9%
Bank Subsidiaries		
U.S. Bank National Association		
Tier 1 capital	9.0%	7.2%
Total risk-based capital	12.4	11.2
Leverage	7.7	6.3
U.S. Bank National Association ND		
Tier 1 capital	14.1%	13.2%
Total risk-based capital	17.2	16.5
Leverage	13.7	12.8
Bank Regulatory Capital Requirements	Minimum	Well-Capitalized
Tier 1 capital	4.0%	6.0%
Total risk-based capital	8.0	10.0
Leverage	4.0	5.0

Notes to Consolidated Financial Statements. The Company has not significantly utilized asset securitizations or conduits as a source of funding.

Capital Management The Company is committed to managing capital to maintain strong protection for depositors and creditors and for maximum shareholder benefit. The Company continually assesses its business risks and capital position. The Company also manages its capital to exceed regulatory capital requirements for well-capitalized bank holding companies. To achieve these capital goals, the Company employs a variety of capital management tools, including dividends, common share repurchases, and the issuance of subordinated debt, common stock and other capital instruments.

The Company repurchased approximately 1 million shares of its common stock in 2010, compared with an immaterial amount in 2009, related to employee stock plan activity under various authorizations approved by its Board of Directors. The average price paid for the shares repurchased in 2010 was $23.88 per share, compared with $14.02 per share in 2009. As of December 31, 2010, the Company had approximately 20 million shares that may yet be purchased under the current Board of Director approved authorization. For a more complete analysis of activities impacting shareholders' equity and capital management programs, refer to Note 15 of the Notes to Consolidated Financial Statements.

Total U.S. Bancorp shareholders' equity was $29.5 billion at December 31, 2010, compared with $26.0 billion at December 31, 2009. The increase was primarily the result of corporate earnings, the issuance of $.4 billion of perpetual preferred stock in connection with the ITS exchange, and changes in unrealized gains and losses on available-for-sale investment securities included in other comprehensive income, partially offset by dividends.

Banking regulators define minimum capital requirements for banks and financial services holding companies. These requirements are expressed in the form of a minimum Tier 1 capital ratio, total risk-based capital ratio, and Tier 1 leverage ratio. The minimum required level for these ratios is 4.0 percent, 8.0 percent, and 4.0 percent, respectively. The Company targets its regulatory capital levels, at both the bank and bank holding company level, to exceed the "well-capitalized" threshold for these ratios of 6.0 percent, 10.0 percent, and 5.0 percent, respectively. The most recent notification from the Office of the Comptroller of the Currency categorized each of the Company's banks as "well-capitalized", under the FDIC Improvement Act prompt corrective action provisions applicable to all banks. There are no conditions or events since that notification that management believes have changed the risk-based category of any covered subsidiary banks.

As an approved mortgage seller and servicer, U.S. Bank National Association, through its mortgage banking division, is required to maintain various levels of shareholders' equity, as specified by various agencies, including the United States Department of Housing and Urban Development, Government National Mortgage Association, Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. At December 31, 2010, U.S. Bank National Association met these requirements.

Table 20 provides a summary of capital ratios as of December 31, 2010 and 2009, including Tier 1 and total risk-based capital ratios, as defined by the regulatory agencies.

The Company believes certain capital ratios in addition to regulatory capital ratios are useful in evaluating its capital adequacy. The Company's Tier 1 common (using Basel I definition) and tangible common equity, as a percent of risk-weighted assets, were 7.8 percent and 7.2 percent, respectively, at December 31, 2010, compared with 6.8 percent and 6.1 percent, respectively, at December 31, 2009. The Company's tangible common equity divided by tangible assets was 6.0 percent at December 31, 2010, compared with 5.3 percent at December 31, 2009. Refer to "Non-Regulatory Capital Ratios" for further information regarding the calculation of these measures.

FOURTH QUARTER SUMMARY

The Company reported net income attributable to U.S. Bancorp of $974 million for the fourth quarter of 2010, or $.49 per diluted common share, compared with $602 million, or $.30 per diluted common share, for the fourth quarter of 2009. Return on average assets and return on average common equity were 1.31 percent and 13.7 percent, respectively, for the fourth quarter of 2010, compared with returns of .86 percent and 9.6 percent, respectively, for the fourth quarter of 2009. Included in the fourth quarter 2010 results was the $103 million ($41 million after tax) Nuveen Gain, a provision for credit losses less than net charge-offs by $25 million and net securities losses of $14 million. Significant items in the fourth quarter of 2009 that impact the comparison of results included a provision for credit losses in excess of net charge-offs of $278 million and net securities losses of $158 million.

Total net revenue, on a taxable-equivalent basis for the fourth quarter of 2010, was $345 million (7.9 percent) higher than the fourth quarter of 2009, reflecting a 5.9 percent increase in net interest income and a 10.2 percent increase in total noninterest income. The increase in net interest income from 2009 was largely the result of an increase in average earning assets and continued growth in lower cost core

Table 21 FOURTH QUARTER RESULTS

(Dollars and Shares in Millions, Except Per Share Data)	Three Months Ended December 31 2010	2009
Condensed Income Statement		
Net interest income (taxable-equivalent basis) (a)	$2,499	$2,360
Noninterest income	2,236	2,174
Securities gains (losses), net	(14)	(158)
Total net revenue	4,721	4,376
Noninterest expense	2,485	2,228
Provision for credit losses	912	1,388
Income before taxes	1,324	760
Taxable-equivalent adjustment	53	50
Applicable income taxes	315	108
Net income	956	602
Net income attributable to noncontrolling interests	18	–
Net income attributable to U.S. Bancorp	$ 974	$ 602
Net income applicable to U.S. Bancorp common shareholders	$ 951	$ 580
Per Common Share		
Earnings per share	$ .50	$ .30
Diluted earnings per share	$ .49	$ .30
Dividends declared per share	$ .05	$ .05
Average common shares outstanding	1,914	1,908
Average diluted common shares outstanding	1,922	1,917
Financial Ratios		
Return on average assets	1.31%	.86%
Return on average common equity	13.7	9.6
Net interest margin (taxable-equivalent basis) (a)	3.83	3.83
Efficiency ratio	52.5	49.1

(a) Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.

deposit funding. Noninterest income increased over a year ago, primarily due to higher payments-related revenue, commercial products revenue, mortgage banking revenue, other income and lower securities losses.

Fourth quarter 2010 net interest income, on a taxable-equivalent basis was $2.5 billion, compared with $2.4 billion in the fourth quarter of 2009. The $139 million (5.9 percent) increase was principally the result of growth in average earning assets. Average earning assets for the fourth quarter of 2010 increased over the fourth quarter of 2009 by $14.5 billion (5.9 percent), driven by increases of $3.8 billion (2.0 percent) in average loans and $5.6 billion (12.8 percent) in average investment securities. The net interest margin in the fourth quarter of 2010 was 3.83 percent, unchanged from the fourth quarter of 2009, as the impact of favorable funding rates was offset by a reduction in the yield on residential mortgages and investment securities.

Noninterest income in the fourth quarter of 2010 was $2.2 billion, compared with $2.0 billion in the same period of 2009, an increase of $206 million (10.2 percent). The increase was due to higher payments-related revenues of $38 million (5.1 percent), largely due to increased transaction volumes and business expansion, an increase in commercial products revenue of $23 million (12.4 percent), attributable to higher standby letters of credit fees, commercial loan and syndication fees and other capital markets revenue. Additionally, mortgage banking revenue was higher than the fourth quarter of 2009 by $32 million (14.7 percent), driven by higher origination and sales and servicing revenue, partially offset by a lower net valuation of MSRs. Total noninterest income was also favorably impacted by a decrease in net securities losses of $144 million (91.1 percent). Other income increased $50 million (20.4 percent), principally due to the fourth quarter 2010 Nuveen Gain and a gain related to the Company's investment in Visa Inc., partially offset by the fourth quarter 2009 payments-related contract termination gain, lower customer derivative revenue and lower retail lease residual valuation income. Offsetting these positive variances was a decrease of deposit service charges of $94 million (39.5 percent) as a result of revised overdraft fee policies, partially offset by core account growth.

Noninterest expense was $2.5 billion in the fourth quarter of 2010, an increase of $257 million (11.5 percent) from the fourth quarter of 2009. The increase was principally due to the impact of acquisitions and increased total compensation and employee benefits expense. Total compensation and employee benefits expense increased $209 million (21.7 percent), reflecting acquisitions, branch expansion and other business initiatives, higher incentive compensation costs related to the Company's improved financial results and merit increases. Net occupancy and equipment expense increased $23 million (10.7 percent), principally due to acquisitions and other business expansion and technology initiatives. Professional services expense was $16 million (19.8 percent) higher, due to technology-related projects and other projects across multiple business lines. Postage, printing and supplies expense increased $8 million (11.4 percent), principally due to payments-related business initiatives. Other expense increased $17 million (3.4 percent), largely due to costs associated with OREO, acquisition integration, insurance and litigation matters. Other intangibles expense decreased $18 million (16.8 percent) due to the declining level or completion of scheduled amortization of certain intangibles.

The provision for credit losses for the fourth quarter of 2010 was $912 million, a decrease of $476 million (34.3 percent) from the same period of 2009. Net charge-offs decreased $173 million (15.6 percent) in the fourth quarter of 2010, compared with the fourth quarter of 2009, principally due to improvement in the commercial, credit card and other retail portfolios. The provision for credit losses was $25 million lower than net charge-offs in the fourth quarter of 2010, but exceeded net charge-offs by $278 million in the fourth quarter of 2009.

The provision for income taxes for the fourth quarter of 2010 resulted in an effective tax rate of 24.8 percent, compared with an effective tax rate of 15.2 percent in the fourth quarter of 2009. The increase in the effective rate for the fourth quarter of 2010, compared with the same period of the prior year, principally reflected the marginal impact of higher pre-tax earnings year-over-year and the Nuveen Gain in the fourth quarter of 2010.

LINE OF BUSINESS FINANCIAL REVIEW

The Company's major lines of business are Wholesale Banking and Commercial Real Estate, Consumer and Small Business Banking, Wealth Management and Securities Services, Payment Services, and Treasury and Corporate Support. These operating segments are components of the Company about which financial information is prepared and is evaluated regularly by management in deciding how to allocate resources and assess performance.

Basis for Financial Presentation Business line results are derived from the Company's business unit profitability reporting systems by specifically attributing managed balance sheet assets, deposits and other liabilities and their related income or expense. Goodwill and other intangible assets are assigned to the lines of business based on the mix of business of the acquired entity. Within the Company, capital levels are evaluated and managed centrally; however, capital is allocated to the operating segments to support evaluation of business performance. Business lines are allocated capital on a risk-adjusted basis considering economic and regulatory capital requirements. Generally, the determination of the amount of capital allocated to each business line includes credit and operational capital allocations following a Basel II regulatory framework. Interest income and expense is determined based on the assets and liabilities managed by the business line. Because funding and asset liability management is a central function, funds transfer-pricing methodologies are utilized to allocate a cost of funds used or credit for funds provided to all business line assets and liabilities, respectively, using a matched funding concept. Also, each business unit is allocated the taxable-equivalent benefit of tax-exempt products. The residual effect on net interest income of asset/liability management activities is included in Treasury and Corporate Support. Noninterest income and expenses directly managed by each business line, including fees, service charges, salaries and benefits, and other direct revenues and costs are accounted for within each segment's

Table 22 LINE OF BUSINESS FINANCIAL PERFORMANCE

Year Ended December 31 (Dollars in Millions)	Wholesale Banking and Commercial Real Estate			Consumer and Small Business Banking		
	2010	2009	Percent Change	2010	2009	Percent Change
Condensed Income Statement						
Net interest income (taxable-equivalent basis)	$ 2,089	$ 1,997	4.6%	$ 4,309	$ 4,009	7.5%
Noninterest income	1,151	984	17.0	2,738	2,962	(7.6)
Securities gains (losses), net	(1)	(3)	66.7	–	–	–
Total net revenue	3,239	2,978	8.8	7,047	6,971	1.1
Noninterest expense	1,261	1,093	15.4	4,179	3,616	15.6
Other intangibles	16	25	(36.0)	97	95	2.1
Total noninterest expense	1,277	1,118	14.2	4,276	3,711	15.2
Income before provision and income taxes	1,962	1,860	5.5	2,771	3,260	(15.0)
Provision for credit losses	1,322	1,632	(19.0)	1,620	1,877	(13.7)
Income before income taxes	640	228	*	1,151	1,383	(16.8)
Income taxes and taxable-equivalent adjustment	233	84	*	419	505	(17.0)
Net income	407	144	*	732	878	(16.6)
Net (income) loss attributable to noncontrolling interests	1	–	*	(3)	–	*
Net income attributable to U.S. Bancorp	$ 408	$ 144	*	$ 729	$ 878	(17.0)
Average Balance Sheet						
Commercial	$34,193	$39,415	(13.2)%	$ 6,402	$ 6,604	(3.1)%
Commercial real estate	21,744	21,504	1.1	11,638	11,430	1.8
Residential mortgages	69	81	(14.8)	27,256	23,993	13.6
Retail	33	53	(37.7)	44,996	44,402	1.3
Total loans, excluding covered loans	56,039	61,053	(8.2)	90,292	86,429	4.5
Covered loans	1,966	317	*	9,534	10,124	(5.8)
Total loans	58,005	61,370	(5.5)	99,826	96,553	3.4
Goodwill	1,607	1,506	6.7	3,538	3,240	9.2
Other intangible assets	69	90	(23.3)	1,907	1,677	13.7
Assets	63,187	66,238	(4.6)	114,272	110,203	3.7
Noninterest-bearing deposits	18,279	17,451	4.7	15,540	14,249	9.1
Interest checking	11,295	11,840	(4.6)	23,772	21,017	13.1
Savings products	10,114	9,261	9.2	35,894	27,061	32.6
Time deposits	11,426	13,044	(12.4)	25,816	26,648	(3.1)
Total deposits	51,114	51,596	(.9)	101,022	88,975	13.5
Total U.S. Bancorp shareholders' equity	5,477	4,940	10.9	8,513	7,400	15.0

** Not meaningful*

financial results in a manner similar to the consolidated financial statements. Occupancy costs are allocated based on utilization of facilities by the lines of business. Generally, operating losses are charged to the line of business when the loss event is realized in a manner similar to a loan charge-off. Noninterest expenses incurred by centrally managed operations or business lines that directly support another business line's operations are charged to the applicable business line based on its utilization of those services, primarily measured by the volume of customer activities, number of employees or other relevant factors. These allocated expenses are reported as net shared services expense within noninterest expense. Certain activities that do not directly support the operations of the lines of business or for which the lines of business are not considered financially accountable in evaluating their performance are not charged to the lines of business. The income or expenses associated with these corporate activities is reported within the Treasury and Corporate Support line of business. Income taxes are assessed to each line of business at a standard tax rate with the residual tax expense or benefit to arrive at the consolidated effective tax rate included in Treasury and Corporate Support.

Wealth Management and Securities Services			Payment Services			Treasury and Corporate Support			Consolidated Company		
2010	2009	Percent Change	2010	2009	Percent Change	2010	2009	Percent Change	2010	2009	Percent Change
$ 320	$ 302	6.0%	$ 1,339	$ 1,170	14.4%	$ 1,731	$ 1,238	39.8%	$ 9,788	$ 8,716	12.3%
1,101	1,187	(7.2)	3,152	3,006	4.9	296	264	12.1	8,438	8,403	.4
–	–	–	–	–	–	(77)	(448)	82.8	(78)	(451)	82.7
1,421	1,489	(4.6)	4,491	4,176	7.5	1,950	1,054	85.0	18,148	16,668	8.9
1,000	867	15.3	1,695	1,508	12.4	881	810	8.8	9,016	7,894	14.2
53	68	(22.1)	201	199	1.0	–	–	–	367	387	(5.2)
1,053	935	12.6	1,896	1,707	11.1	881	810	8.8	9,383	8,281	13.3
368	554	(33.6)	2,595	2,469	5.1	1,069	244	*	8,765	8,387	4.5
22	29	(24.1)	1,334	1,994	(33.1)	58	25	*	4,356	5,557	(21.6)
346	525	(34.1)	1,261	475	*	1,011	219	*	4,409	2,830	55.8
126	191	(34.0)	458	172	*	(92)	(359)	74.4	1,144	593	92.9
220	334	(34.1)	803	303	*	1,103	578	90.8	3,265	2,237	46.0
–	–	–	(30)	(25)	(20.0)	84	(7)	*	52	(32)	*
$ 220	$ 334	(34.1)	$ 773	$ 278	*	$ 1,187	$ 571	*	$ 3,317	$ 2,205	50.4
$ 1,040	$ 1,188	(12.5)%	$ 5,212	$ 4,677	11.4%	$ 181	$ 943	(80.8)%	$ 47,028	$ 52,827	(11.0)%
581	570	1.9	–	–	–	306	247	23.9	34,269	33,751	1.5
372	387	(3.9)	–	–	–	7	20	(65.0)	27,704	24,481	13.2
1,640	1,537	6.7	17,406	16,017	8.7	14	14	–	64,089	62,023	3.3
3,633	3,682	(1.3)	22,618	20,694	9.3	508	1,224	(58.5)	173,090	173,082	–
14	–	*	–	–	–	8,418	2,282	*	19,932	12,723	56.7
3,647	3,682	(1.0)	22,618	20,694	9.3	8,926	3,506	*	193,022	185,805	3.9
1,516	1,513	.2	2,348	2,354	(.3)	–	(1)	*	9,009	8,612	4.6
201	258	(22.1)	943	935	.9	7	5	40.0	3,127	2,965	5.5
5,860	5,988	(2.1)	27,309	24,864	9.8	75,233	61,067	23.2	285,861	268,360	6.5
5,501	5,308	3.6	634	539	17.6	208	309	(32.7)	40,162	37,856	6.1
4,983	3,914	27.3	119	84	41.7	15	11	36.4	40,184	36,866	9.0
14,327	8,397	70.6	23	19	21.1	224	166	34.9	60,582	44,904	34.9
6,146	5,904	4.1	1	1	–	404	2,578	(84.3)	43,793	48,175	(9.1)
30,957	23,523	31.6	777	643	20.8	851	3,064	(72.2)	184,721	167,801	10.1
2,109	2,061	2.3	5,310	4,772	11.3	6,640	7,134	(6.9)	28,049	26,307	6.6

Designations, assignments and allocations change from time to time as management systems are enhanced, methods of evaluating performance or product lines change or business segments are realigned to better respond to the Company's diverse customer base. During 2010, certain organization and methodology changes were made and, accordingly, 2009 results were restated and presented on a comparable basis.

Wholesale Banking and Commercial Real Estate Wholesale Banking and Commercial Real Estate offers lending, equipment finance and small-ticket leasing, depository, treasury management, capital markets, foreign exchange, international trade services and other financial services to middle market, large corporate, commercial real estate, financial institution and public sector clients. Wholesale Banking and Commercial Real Estate contributed $408 million of the Company's net income in 2010, or an increase of $264 million compared with 2009. The increase was primarily driven by higher net revenue and lower provision for credit losses expense, partially offset by higher noninterest expense.

Total net revenue increased $261 million (8.8 percent) in 2010, compared with 2009. Net interest income, on a taxable-equivalent basis, increased $92 million (4.6 percent) in 2010, compared with 2009, driven by improved spreads on loans, partially offset by a decrease in total average loans and the impact of declining rates on the margin benefit of deposits. Total noninterest income increased $169 million (17.2 percent) in 2010, compared with 2009. The increase was mainly due to strong growth in commercial products revenue, including standby letters of credit, commercial loan and capital markets fees and higher equity investment income, partially offset by lower commercial leasing revenue.

Total noninterest expense increased $159 million (14.2 percent) in 2010, compared with 2009, primarily due to higher total compensation and employee benefits expense and increased costs related to OREO. The provision for credit losses decreased $310 million (19.0 percent) in 2010, compared with 2009. The favorable change was primarily due to a decrease in the reserve allocation, partially offset by higher net charge-offs. Nonperforming assets were $1.7 billion at December 31, 2010, compared with $2.6 billion at December 31, 2009. Nonperforming assets as a percentage of period-end loans were 2.97 percent at December 31, 2010, compared with 4.44 percent at December 31, 2009. Refer to the "Corporate Risk Profile" section for further information on factors impacting the credit quality of the loan portfolios.

Consumer and Small Business Banking Consumer and Small Business Banking delivers products and services through banking offices, telephone servicing and sales, on-line services, direct mail and ATM processing. It encompasses community banking, metropolitan banking, in-store banking, small business banking, consumer lending, mortgage banking, consumer finance, workplace banking, student banking and 24-hour banking. Consumer and Small Business Banking contributed $729 million of the Company's net income in 2010, or a decrease of $149 million (17.0 percent), compared with 2009. Within Consumer and Small Business Banking, the retail banking division contributed $162 million of the total net income in 2010, or a decrease of $163 million (50.2 percent) from the prior year. Mortgage banking contributed $567 million of the business line's net income in 2010, or an increase of $14 million (2.5 percent) over the prior year.

Total net revenue increased $76 million (1.1 percent) in 2010, compared with 2009. Net interest income, on a taxable-equivalent basis, increased $300 million (7.5 percent) in 2010, compared with 2009. The year-over-year increase in net interest income was due to improved loan spreads, higher deposit volumes and loan fees, partially offset by a decline in the margin benefit of deposits. Total noninterest income decreased $224 million (7.6 percent) in 2010, compared with 2009. The year-over-year decrease in total noninterest income was driven by lower deposit service charges, principally due to the impact of Company-initiated and regulatory revisions to overdraft fee policies and lower overdraft incidences, and lower mortgage origination and sales revenue. These decreases were partially offset by improvement in retail lease end-of-term results and higher ATM processing servicing fees.

Total noninterest expense increased $565 million (15.2 percent) in 2010, compared with 2009. The increase reflected higher total compensation and employee benefits expense, higher processing costs and net occupancy and equipment expenses related to business expansion, including the impact of the FBOP acquisition.

The provision for credit losses decreased $257 million (13.7 percent) in 2010, compared with 2009, as stress within the installment and other consumer loan portfolios moderated. As a percentage of average loans outstanding, net charge-offs decreased to 1.48 percent in 2010, compared with 1.50 percent in 2009. Nonperforming assets were

$1.4 billion at December 31, 2010, compared with $1.3 billion at December 31, 2009. Nonperforming assets as a percentage of period-end loans were 1.34 percent at December 31, 2010, compared with 1.35 percent at December 31, 2009. Refer to the "Corporate Risk Profile" section for further information on factors impacting the credit quality of the loan portfolios.

Wealth Management and Securities Services Wealth Management and Securities Services provides private banking, financial advisory services, investment management, retail brokerage services, insurance, trust, custody and fund servicing through five businesses: Wealth Management, Corporate Trust Services, U.S. Bancorp Asset Management, Institutional Trust & Custody and Fund Services. Wealth Management and Securities Services contributed $220 million of the Company's net income in 2010, a decrease of $114 million (34.1 percent), compared with 2009.

Total net revenue decreased $68 million (4.6 percent) in 2010, compared with 2009, driven by adverse capital markets. Net interest income, on a taxable-equivalent basis, increased $18 million (6.0 percent) in 2010, compared with 2009. The increase in net interest income was primarily due to higher deposit volumes as customers migrated from money market funds to deposit products, partially offset by a decline in the related margin benefit. Noninterest income decreased $86 million (7.2 percent) in 2010, compared with 2009, as low interest rates negatively impacted money market investment fees and lower money market fund balances led to a decline in account-level fees.

Total noninterest expense increased $118 million (12.6 percent) in 2010, compared with 2009. The increase in noninterest expense was primarily due to higher total compensation, employee benefits expense and FDIC insurance assessments.

Payment Services Payment Services includes consumer and business credit cards, stored-value cards, debit cards, corporate and purchasing card services, consumer lines of credit and merchant processing. Payment Services contributed $773 million of the Company's net income in 2010, or an increase of $495 million compared with 2009. The increase was primarily due to an increase in total net revenue and a decrease in the provision for credit losses, partially offset by higher noninterest expense.

Total net revenue increased $315 million (7.5 percent) in 2010, compared with 2009. Net interest income, on a taxable-equivalent basis, increased $169 million (14.4 percent) in 2010, compared with 2009, primarily due to strong growth in credit card loan balances and improved loan spreads, partially offset by the cost of rebates on the government card program, as well as reduced loan fees from the implementation of the Credit Card Accountability, Responsibility and Disclosure Act of 2009 beginning in the second quarter of 2010. Noninterest income increased $146 million (4.9 percent) in 2010, compared with 2009, driven by higher transaction volumes across all products, partially offset by a fourth quarter of 2009 contract termination gain.

Total noninterest expense increased $189 million (11.1 percent) in 2010, compared with 2009, due to higher total compensation, employee benefits and professional services expense, partially offset by lower marketing and business development expense.

The provision for credit losses decreased $660 million (33.1 percent) in 2010, compared with 2009, primarily due to a reduction in the reserve allocation, as the level of stress in economic conditions moderated. As a percentage of average loans outstanding, net charge-offs were 6.31 percent in 2010, compared with 6.16 percent in 2009.

Treasury and Corporate Support Treasury and Corporate Support includes the Company's investment portfolios, most covered commercial and commercial real estate loans and related OREO, funding, capital management, asset securitization, interest rate risk management, the net effect of transfer pricing related to average balances and the residual aggregate of expenses associated with corporate activities that are managed on a consolidated basis. Treasury and Corporate Support recorded net income of $1.2 billion in 2010, compared with $571 million in 2009.

Total net revenue increased $896 million (85.0 percent) in 2010, compared with 2009. Net interest income, on a taxable-equivalent basis, increased $493 million (39.8 percent) in 2010, compared with 2009, reflecting the impact of the FBOP acquisition, the current interest rate environment, wholesale funding decisions and the Company's asset/liability position. Total noninterest income increased $403 million in 2010, compared with 2009, primarily due to lower net securities losses, the 2010 Nuveen Gain and higher gains on the Company's investment in Visa Inc., partially offset by a gain on a corporate real estate transaction recognized in the first quarter of 2009.

Total noninterest expense increased $71 million (8.8 percent) in 2010, compared with 2009. The increase in noninterest expense was driven by higher total compensation and employee benefits expense, increased costs related to affordable housing and other tax advantaged projects and higher litigation-related expenses, partially offset by the FDIC special assessment in 2009.

Income taxes are assessed to each line of business at a managerial tax rate of 36.4 percent with the residual tax expense or benefit to arrive at the consolidated effective tax rate included in Treasury and Corporate Support.

NON-REGULATORY CAPITAL RATIOS

In addition to capital ratios defined by banking regulators, the Company considers various other measures when evaluating capital utilization and adequacy, including:

- Tangible common equity to tangible assets,
- Tier 1 common equity to risk-weighted assets, and
- Tangible common equity to risk-weighted assets.

These non-regulatory capital ratios are viewed by management as useful additional methods of reflecting the level of capital available to withstand unexpected market conditions. Additionally, presentation of these ratios allows readers to compare the Company's capitalization to other financial services companies. These ratios differ from capital ratios defined by banking regulators principally in that the numerator excludes trust preferred securities and preferred stock, the nature and extent of which varies among different financial services companies. These ratios are not defined in generally accepted accounting principles ("GAAP") or federal banking regulations. As a result, these non-regulatory capital ratios disclosed by the Company may be considered non-GAAP financial measures.

Because there are no standardized definitions for these non-regulatory capital ratios, the Company's calculation methods may differ from those used by other financial services companies. Also, there may be limits in the usefulness of these measures to investors. As a result, the Company encourages readers to consider the consolidated financial statements and other financial information contained in this report in their entirety, and not to rely on any single financial measure.

The following table shows the Company's calculation of the non-regulatory capital ratios:

December 31 (Dollars in Millions)	2010	2009	2008	2007	2006
Total equity	$ 30,322	$ 26,661	$ 27,033	$ 21,826	$ 21,919
Preferred stock	(1,930)	(1,500)	(7,931)	(1,000)	(1,000)
Noncontrolling interests	(803)	(698)	(733)	(780)	(722)
Goodwill (net of deferred tax liability)	(8,337)	(8,482)	(8,153)	(7,534)	(7,423)
Intangible assets, other than mortgage servicing rights	(1,376)	(1,657)	(1,640)	(1,581)	(1,800)
Tangible common equity (a)	17,876	14,324	8,576	10,931	10,974
Tier 1 capital, determined in accordance with prescribed regulatory requirements	25,947	22,610	24,426	17,539	17,036
Trust preferred securities	(3,949)	(4,524)	(4,024)	(4,024)	(3,639)
Preferred stock	(1,930)	(1,500)	(7,931)	(1,000)	(1,000)
Noncontrolling interests, less preferred stock not eligible for Tier 1 capital	(692)	(692)	(693)	(695)	(694)
Tier 1 common equity (b)	19,376	15,894	11,778	11,820	11,703
Total assets	307,786	281,176	265,912	237,615	219,232
Goodwill (net of deferred tax liability)	(8,337)	(8,482)	(8,153)	(7,534)	(7,423)
Intangible assets, other than mortgage servicing rights	(1,376)	(1,657)	(1,640)	(1,581)	(1,800)
Tangible assets (c)	298,073	271,037	256,119	228,500	210,009
Risk-weighted assets, determined in accordance with prescribed regulatory requirements (d)	247,619	235,233	230,628	212,592	194,659
Ratios					
Tangible common equity to tangible assets (a)/(c)	6.0%	5.3%	3.3%	4.8%	5.2%
Tier 1 common equity to risk-weighted assets (b)/(d)	7.8	6.8	5.1	5.6	6.0
Tangible common equity to risk-weighted assets (a)/(d)	7.2	6.1	3.7	5.1	5.6

Note: Tier 1 capital and Tier 1 common equity amounts are presented using qualifying capital elements as specified in current regulatory guidance ("Basel I") and do not reflect adjustments for changes to those elements proposed in December 2010.

ACCOUNTING CHANGES

Note 2 of the Notes to Consolidated Financial Statements discusses accounting standards adopted in 2010, as well as accounting standards recently issued but not yet required to be adopted and the expected impact of these changes in accounting standards. To the extent the adoption of new accounting standards materially affects the Company's financial condition or results of operations, the impacts are discussed in the applicable section(s) of the Management's Discussion and Analysis and the Notes to Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES

The accounting and reporting policies of the Company comply with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. The Company's financial position and results of operations can be affected by these estimates and assumptions, which are integral to understanding the Company's financial statements. Critical accounting policies are those policies management believes are the most important to the portrayal of the Company's financial condition and results, and require management to make estimates that are difficult, subjective or complex. Most accounting policies are not considered by management to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical in the preparation of financial statements. These factors include, among other things, whether the estimates are significant to the financial statements, the nature of the estimates, the ability to readily validate the estimates with other information (including third-parties sources or available prices), and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under GAAP. Management has discussed the development and the selection of critical accounting policies with the Company's Audit Committee.

Significant accounting policies are discussed in Note 1 of the Notes to Consolidated Financial Statements. Those policies considered to be critical accounting policies are described below.

Allowance for Credit Losses The allowance for credit losses is established to provide for probable losses incurred in the Company's credit portfolio. The methods utilized to estimate the allowance for credit losses, key assumptions and quantitative and qualitative information considered by management in determining the adequacy of the allowance for credit losses are discussed in the "Credit Risk Management" section.

Management's evaluation of the adequacy of the allowance for credit losses is often the most critical of accounting estimates for a banking institution. It is an inherently subjective process impacted by many factors as discussed throughout the Management's Discussion and Analysis section of the Annual Report. Although risk management practices, methodologies and other tools are utilized to determine each element of the allowance, degrees of imprecision exist in these measurement tools due in part to subjective judgments involved and an inherent lagging of credit quality measurements relative to the stage of the business cycle. Even determining the stage of the business cycle is highly subjective. As discussed in the "Analysis and Determination of Allowance for Credit Losses" section, management considers the effect of imprecision and many other factors in determining the allowance for credit losses. If not considered, incurred losses in the portfolio related to imprecision and other subjective factors could have a dramatic adverse impact on the liquidity and financial viability of a bank.

Given the many subjective factors affecting the credit portfolio, changes in the allowance for credit losses may not directly coincide with changes in the risk ratings of the credit portfolio reflected in the risk rating process. This is in part due to the timing of the risk rating process in relation to changes in the business cycle, the exposure and mix of loans within risk rating categories, levels of nonperforming loans and the timing of charge-offs and recoveries. For example, the amount of loans within specific risk ratings may change, providing a leading indicator of improving credit quality, while nonperforming loans and net charge-offs continue at elevated levels. Also, inherent loss ratios, determined through migration analysis and historical loss performance over the estimated business cycle of a loan, may not change to the same degree as net charge-offs. Because risk ratings and inherent loss ratios primarily drive the allowance specifically allocated to commercial loans, the amount of the allowance for commercial and commercial real estate loans might decline; however, the degree of change differs somewhat from the level of changes in nonperforming loans and net charge-offs. Also, management would maintain an adequate allowance for credit losses by increasing the allowance during periods of economic uncertainty or changes in the business cycle.

Some factors considered in determining the adequacy of the allowance for credit losses are quantifiable while other factors require qualitative judgment. Management conducts an analysis with respect to the accuracy of risk ratings and the volatility of inherent losses, and utilizes this analysis along with qualitative factors, including uncertainty in the economy from changes in unemployment rates, the level of bankruptcies and concentration risks, including risks associated with the weakened housing market and highly leveraged enterprise-value credits, in determining the overall level of the allowance for credit losses. The Company's determination of the allowance for commercial and commercial real estate loans is sensitive to the assigned credit risk ratings and inherent loss rates at December 31, 2010. In the event that 10 percent of loans within these portfolios experienced downgrades of two risk categories, the allowance for commercial and commercial real estate would increase by approximately $319 million at December 31, 2010. In the event that inherent loss or estimated loss rates for these portfolios increased by 10 percent, the allowance determined for commercial and commercial real estate would increase by approximately $198 million at December 31, 2010. The Company's determination of the allowance for residential and retail loans is sensitive to changes in estimated loss rates. In the event that estimated loss rates increased by 10 percent, the allowance for residential mortgages and retail loans would increase by approximately $274 million at December 31, 2010. Because several quantitative and qualitative factors are considered in determining the allowance for credit losses, these sensitivity analyses do not necessarily reflect the nature and extent of future changes in the allowance for credit losses. They are intended to provide insights into the impact of adverse changes in risk rating and inherent losses and do not imply any expectation of future deterioration in the risk rating or loss rates. Given current processes employed by the Company, management believes the risk ratings and inherent loss rates currently assigned are appropriate. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions that could be significant to the Company's financial statements. Refer to the "Analysis and Determination of the Allowance for Credit Losses" section for further information.

Fair Value Estimates A portion of the Company's assets and liabilities are carried at fair value on the Consolidated Balance Sheet, with changes in fair value recorded either through earnings or other comprehensive income (loss) in accordance with applicable accounting principles generally accepted in the United States. These include all of the Company's available-for-sale securities, derivatives and other trading instruments, MSRs and certain mortgage loans held for sale. The estimation of fair value also affects other loans held for sale, which are recorded at the lower-of-cost-or-fair value. The determination of fair value is important for certain other assets that are periodically evaluated for impairment using fair value estimates, including goodwill and other intangible assets, assets acquired in business combinations, impaired loans, OREO and other repossessed assets.

Fair value is generally defined as the exit price at which an asset or liability could be exchanged in a current transaction between willing, unrelated parties, other than in a forced or liquidation sale. Fair value is based on quoted market prices in an active market, or if market prices are not available, is estimated using models employing techniques such as matrix pricing or discounting expected cash flows. The significant assumptions used in the models, which include assumptions for interest rates, discount rates, prepayments and credit losses, are independently verified against observable market data where possible. Where observable market data is not available, the estimate of fair value becomes more subjective and involves a high degree of judgment. In this circumstance, fair value is estimated based on management's judgment regarding the value that market participants would assign to the asset or liability. This valuation process takes into consideration factors such as market illiquidity. Imprecision in estimating these factors can impact the amount recorded on the balance sheet for a particular asset or liability with related impacts to earnings or other comprehensive income (loss).

When available, trading and available-for-sale securities are valued based on quoted market prices. However, certain securities are traded less actively and therefore, may not be able to be valued based on quoted market prices. The determination of fair value may require benchmarking to similar instruments or performing a discounted cash flow analysis using estimates of future cash flows and prepayment, interest and default rates. An example is non-agency residential mortgage-backed securities. For more information on investment securities, refer to Note 5 of the Notes to Consolidated Financial Statements.

As few derivative contracts are listed on an exchange, the majority of the Company's derivative positions are valued using valuation techniques that use readily observable market parameters. Certain derivatives, however, must be valued using techniques that include unobservable parameters. For these instruments, the significant assumptions must be estimated and therefore, are subject to judgment. These instruments are normally traded less actively. Note 20 of the Notes to Consolidated Financial Statements provides a summary of the Company's derivative positions.

Refer to Note 21 of the Notes to Consolidated Financial Statements for additional information regarding estimations of fair value.

Purchased Loans and Related Indemnification Assets In accordance with applicable authoritative accounting guidance effective for the Company beginning January 1, 2009, all purchased loans and related indemnification assets are recorded at fair value at date of purchase. The initial valuation of these loans and the related indemnification assets requires management to make subjective judgments concerning estimates about how the acquired loans will perform in the future using valuation methods including discounted cash flow analysis and independent third-party appraisals. Factors that may significantly affect the initial valuation include, among others, market-based and industry data related to expected changes in interest rates, assumptions related to probability and severity of credit losses, estimated timing of credit losses including the foreclosure and liquidation of collateral, expected prepayment rates, required or anticipated loan modifications, unfunded loan commitments, the specific terms and provisions of any loss sharing agreements, and specific industry and market conditions that may impact discount rates and independent third-party appraisals.

On an ongoing basis, the accounting for purchased loans and related indemnification assets follows applicable authoritative accounting guidance for purchased non-impaired loans and purchased impaired loans. Refer to Note 1 and Note 6 of the Notes to Consolidated Financial Statements for additional information. In addition, refer to the "Analysis and Determination of the Allowance for Credit Losses" section for information on the determination of the required allowance for credit losses, if any, for these loans.

Mortgage Servicing Rights MSRs are capitalized as separate assets when loans are sold and servicing is retained or may be purchased from others. MSRs are initially recorded at fair value and remeasured at each subsequent reporting date. Because MSRs do not trade in an active market with readily observable prices, the Company determines the fair value by estimating the present value of the asset's future cash flows utilizing market-based prepayment rates, discount rates, and other assumptions validated through comparison to trade information, industry surveys and independent third-party valuations. Changes in the fair value of MSRs are recorded in earnings during the period in which they occur. Risks inherent in the MSRs' valuation include higher than expected prepayment rates and/or delayed receipt of cash flows. The Company may utilize derivatives, including interest rate swaps, forward commitments to buy residential mortgage loans, and futures and options contracts, to mitigate the valuation risk. The estimated sensitivity to changes in interest rates of the fair value of the MSRs portfolio and the related derivative instruments at December 31, 2010, to an immediate 25 and 50 bps downward movement in interest rates would be a decrease of approximately $5 million and an increase of approximately $6 million, respectively. An upward movement in interest rates at December 31, 2010, of 25 and 50 bps would increase the value of the MSRs and related derivative instruments by approximately $5 million and $1 million, respectively. Refer to Note 10 of the Notes to Consolidated Financial Statements for additional information regarding MSRs.

Goodwill and Other Intangibles The Company records all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangibles, at fair value. Goodwill and indefinite-lived assets are not amortized but are subject, at a minimum, to annual tests for impairment. In certain situations, interim impairment tests may be required if events occur or circumstances change that would more likely than not reduce the fair value of a reporting segment below its carrying amount. Other intangible assets are amortized over their estimated useful lives using straight-line and accelerated methods and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount.

The initial recognition of goodwill and other intangible assets and subsequent impairment analysis require management to make subjective judgments concerning estimates of how the acquired assets will perform in the future using valuation methods including discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine over an extended timeframe. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures, technology, changes in discount rates and specific industry and market conditions. In determining the reasonableness of cash flow estimates, the Company reviews historical performance of the underlying assets or similar assets in an effort to assess and validate assumptions utilized in its estimates.

In assessing the fair value of reporting units, the Company may consider the stage of the current business cycle and potential changes in market conditions in estimating the timing and extent of future cash flows. Also, management often utilizes other information to validate the reasonableness of its valuations, including public market comparables, and multiples of recent mergers and acquisitions of similar businesses. Valuation multiples may be based on revenue, price-to-earnings and tangible capital ratios of comparable public companies and business segments. These multiples may be adjusted to consider competitive differences, including size, operating leverage and other factors. The carrying amount of a reporting unit is determined based on the capital required to support the reporting unit's activities, including its tangible and intangible assets. The determination of a reporting unit's capital allocation requires management judgment and considers many factors, including the regulatory capital regulations and capital characteristics of comparable public companies in relevant industry sectors. In certain circumstances, management will engage a third-party to independently validate its assessment of the fair value of its reporting units.

The Company's annual assessment of potential goodwill impairment was completed during the second quarter of 2010. Based on the results of this assessment, no goodwill impairment was recognized. Because of current economic conditions the Company continues to monitor goodwill and other intangible assets for impairment indicators throughout the year. The Company does not expect recent legislation will result in goodwill impairment.

Income Taxes The Company estimates income tax expense based on amounts expected to be owed to various tax jurisdictions. Currently, the Company files tax returns in approximately 222 federal, state and local domestic jurisdictions and 13 foreign jurisdictions. The estimated income tax expense is reported in the Consolidated Statement of Income. Accrued taxes represent the net estimated amount due to or to be received from taxing jurisdictions either currently or in the future and are reported in other assets or other liabilities on the Consolidated Balance Sheet. In estimating accrued taxes, the Company assesses the relative merits and risks of the appropriate tax treatment considering statutory, judicial and regulatory guidance in the context of the tax position. Because of the complexity of tax laws and regulations, interpretation can be difficult and subject to legal judgment given specific facts and circumstances. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions regarding the estimated amounts of accrued taxes.

Changes in the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of tax laws, the status of examinations being conducted by various taxing authorities, and newly enacted statutory, judicial and regulatory guidance that impacts the relative merits and risks of tax positions. These changes, when they occur, affect accrued taxes and can be significant to the operating results of the Company. Refer to Note 19 of the Notes to Consolidated Financial Statements for additional information regarding income taxes.

CONTROLS AND PROCEDURES

Under the supervision and with the participation of the Company's management, including its principal executive officer and principal financial officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based upon this evaluation, the principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective.

During the most recently completed fiscal quarter, there was no change made in the Company's internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The annual report of the Company's management on internal control over financial reporting is provided on page 65. The attestation report of Ernst & Young LLP, the Company's independent accountants, regarding the Company's internal control over financial reporting is provided on page 67.

Report of Management

Responsibility for the financial statements and other information presented throughout this Annual Report rests with the management of U.S. Bancorp. The Company believes the consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and present the substance of transactions based on the circumstances and management's best estimates and judgment.

In meeting its responsibilities for the reliability of the financial statements, management is responsible for establishing and maintaining an adequate system of internal control over financial reporting as defined by Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's system of internal control is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of publicly filed financial statements in accordance with accounting principles generally accepted in the United States.

To test compliance, the Company carries out an extensive audit program. This program includes a review for compliance with written policies and procedures and a comprehensive review of the adequacy and effectiveness of the system of internal control. Although control procedures are designed and tested, it must be recognized that there are limits inherent in all systems of internal control and, therefore, errors and irregularities may nevertheless occur. Also, estimates and judgments are required to assess and balance the relative cost and expected benefits of the controls. Projection of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Board of Directors of the Company has an Audit Committee composed of directors who are independent of U.S. Bancorp. The committee meets periodically with management, the internal auditors and the independent accountants to consider audit results and to discuss internal accounting control, auditing and financial reporting matters.

Management assessed the effectiveness of the Company's system of internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control-Integrated Framework. Based on our assessment and those criteria, management believes the Company designed and maintained effective internal control over financial reporting as of December 31, 2010.

The Company's independent accountants, Ernst & Young LLP, have been engaged to render an independent professional opinion on the financial statements and issue an attestation report on the Company's internal control over financial reporting. Their opinion on the financial statements appearing on page 66 and their attestation on internal control over financial reporting appearing on page 67 are based on procedures conducted in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements

The Board of Directors and Shareholders of U.S. Bancorp:

We have audited the accompanying consolidated balance sheets of U.S. Bancorp as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of U.S. Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of U.S. Bancorp at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), U.S. Bancorp's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2011 expressed an unqualified opinion thereon.

Ernst + Young LLP

Minneapolis, Minnesota
February 28, 2011

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of U.S. Bancorp:

We have audited U.S. Bancorp's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). U.S. Bancorp's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on U.S. Bancorp's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, U.S. Bancorp maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of U.S. Bancorp as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated February 28, 2011 expressed an unqualified opinion thereon.

Ernst + Young LLP

Minneapolis, Minnesota
February 28, 2011

U.S. Bancorp
Consolidated Balance Sheet

At December 31 (Dollars in Millions)	2010	2009
Assets		
Cash and due from banks	$ 14,487	$ 6,206
Investment securities		
Held-to-maturity (fair value $1,419 and $48, respectively)	1,469	47
Available-for-sale	51,509	44,721
Loans held for sale (included $8,100 and $4,327 of mortgage loans carried at fair value, respectively)	8,371	4,772
Loans		
Commercial	48,398	48,792
Commercial real estate	34,695	34,093
Residential mortgages	30,732	26,056
Retail	65,194	63,955
Total loans, excluding covered loans	179,019	172,896
Covered loans	18,042	21,859
Total loans	197,061	194,755
Less allowance for loan losses	(5,310)	(5,079)
Net loans	191,751	189,676
Premises and equipment	2,487	2,263
Goodwill	8,954	9,011
Other intangible assets	3,213	3,406
Other assets	25,545	21,074
Total assets	$307,786	$281,176
Liabilities and Shareholders' Equity		
Deposits		
Noninterest-bearing	$ 45,314	$ 38,186
Interest-bearing	129,381	115,135
Time deposits greater than $100,000	29,557	29,921
Total deposits	204,252	183,242
Short-term borrowings	32,557	31,312
Long-term debt	31,537	32,580
Other liabilities	9,118	7,381
Total liabilities	277,464	254,515
Shareholders' equity		
Preferred stock	1,930	1,500
Common stock, par value $0.01 a share — authorized: 4,000,000,000 shares; issued: 2010 and 2009 — 2,125,725,742 shares	21	21
Capital surplus	8,294	8,319
Retained earnings	27,005	24,116
Less cost of common stock in treasury: 2010 — 204,822,330 shares; 2009 — 212,786,937 shares	(6,262)	(6,509)
Accumulated other comprehensive income (loss)	(1,469)	(1,484)
Total U.S. Bancorp shareholders' equity	29,519	25,963
Noncontrolling interests	803	698
Total equity	30,322	26,661
Total liabilities and equity	$307,786	$281,176

See Notes to Consolidated Financial Statements.

U.S. Bancorp
Consolidated Statement of Income

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2010	2009	2008
Interest Income			
Loans	$10,145	$ 9,564	$10,051
Loans held for sale	246	277	227
Investment securities	1,601	1,606	1,984
Other interest income	166	91	156
Total interest income	12,158	11,538	12,418
Interest Expense			
Deposits	928	1,202	1,881
Short-term borrowings	548	539	1,066
Long-term debt	1,103	1,279	1,739
Total interest expense	2,579	3,020	4,686
Net interest income	9,579	8,518	7,732
Provision for credit losses	4,356	5,557	3,096
Net interest income after provision for credit losses	5,223	2,961	4,636
Noninterest Income			
Credit and debit card revenue	1,091	1,055	1,039
Corporate payment products revenue	710	669	671
Merchant processing services	1,253	1,148	1,151
ATM processing services	423	410	366
Trust and investment management fees	1,080	1,168	1,314
Deposit service charges	710	970	1,081
Treasury management fees	555	552	517
Commercial products revenue	771	615	492
Mortgage banking revenue	1,003	1,035	270
Investment products fees and commissions	111	109	147
Securities gains (losses), net			
Realized gains (losses), net	13	147	42
Total other-than-temporary impairment	(157)	(1,000)	(1,020)
Portion of other-than-temporary impairment recognized in other comprehensive income	66	402	–
Total securities gains (losses), net	(78)	(451)	(978)
Other	731	672	741
Total noninterest income	8,360	7,952	6,811
Noninterest Expense			
Compensation	3,779	3,135	3,039
Employee benefits	694	574	515
Net occupancy and equipment	919	836	781
Professional services	306	255	240
Marketing and business development	360	378	310
Technology and communications	744	673	598
Postage, printing and supplies	301	288	294
Other intangibles	367	387	355
Other	1,913	1,755	1,216
Total noninterest expense	9,383	8,281	7,348
Income before income taxes	4,200	2,632	4,099
Applicable income taxes	935	395	1,087
Net income	3,265	2,237	3,012
Net (income) loss attributable to noncontrolling interests	52	(32)	(66)
Net income attributable to U.S. Bancorp	$ 3,317	$ 2,205	$ 2,946
Net income applicable to U.S. Bancorp common shareholders	$ 3,332	$ 1,803	$ 2,819
Earnings per common share	$ 1.74	$ .97	$ 1.62
Diluted earnings per common share	$ 1.73	$ .97	$ 1.61
Dividends declared per common share	$ .20	$ .20	$ 1.70
Average common shares outstanding	1,912	1,851	1,742
Average diluted common shares outstanding	1,921	1,859	1,756

See Notes to Consolidated Financial Statements.

U.S. Bancorp
Consolidated Statement of Shareholders' Equity

	U.S. Bancorp Shareholders									
(Dollars and Shares in Millions)	Common Shares Outstanding	Preferred Stock	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Other Comprehensive Income (Loss)	Total U.S. Bancorp Shareholders' Equity	Noncontrolling Interests	Total Equity
Balance December 31, 2007	1,728	$ 1,000	$20	$5,749	$22,693	$(7,480)	$ (936)	$21,046	$ 780	$21,826
Change in accounting principle					(4)		3	(1)		(1)
Net income					2,946			2,946	66	3,012
Changes in unrealized gains and losses on securities available-for-sale							(2,729)	(2,729)		(2,729)
Unrealized loss on derivative hedges							(722)	(722)		(722)
Realized loss on derivative hedges							(15)	(15)		(15)
Foreign currency translation							(117)	(117)		(117)
Reclassification for realized losses							1,020	1,020		1,020
Change in retirement obligation							(1,362)	(1,362)		(1,362)
Income taxes							1,495	1,495		1,495
Total comprehensive income (loss)								516	66	582
Preferred stock dividends and discount accretion		4			(123)			(119)		(119)
Common stock dividends					(2,971)			(2,971)		(2,971)
Issuance of preferred stock and related warrant		6,927		163				7,090		7,090
Issuance of common and treasury stock	29			(83)		917		834		834
Purchase of treasury stock	(2)					(91)		(91)		(91)
Net other changes in noncontrolling interests								–	(113)	(113)
Stock option and restricted stock grants				1				1		1
Shares reserved to meet deferred compensation obligations						(5)		(5)		(5)
Balance December 31, 2008	1,755	$ 7,931	$20	$5,830	$22,541	$(6,659)	$(3,363)	$26,300	$ 733	$27,033
Change in accounting principle					141		(141)	–		–
Net income					2,205			2,205	32	2,237
Changes in unrealized gains and losses on securities available-for-sale							2,359	2,359		2,359
Other-than-temporary impairment not recognized in earnings on securities available-for-sale							(402)	(402)		(402)
Unrealized gain on derivative hedges							516	516		516
Foreign currency translation							40	40		40
Reclassification for realized losses							456	456		456
Change in retirement obligation							290	290		290
Income taxes							(1,239)	(1,239)		(1,239)
Total comprehensive income (loss)								4,225	32	4,257
Redemption of preferred stock		(6,599)						(6,599)		(6,599)
Repurchase of common stock warrant				(139)				(139)		(139)
Preferred stock dividends and discount accretion		168			(396)			(228)		(228)
Common stock dividends					(375)			(375)		(375)
Issuance of common and treasury stock	158		1	2,553		154		2,708		2,708
Purchase of treasury stock						(4)		(4)		(4)
Distributions to noncontrolling interests								–	(62)	(62)
Net other changes in noncontrolling interests								–	(5)	(5)
Stock option and restricted stock grants				75				75		75
Balance December 31, 2009	1,913	$ 1,500	$21	$8,319	$24,116	$(6,509)	$(1,484)	$25,963	$ 698	$26,661
Change in accounting principle					(72)		(1)	(73)	(16)	(89)
Net income (loss)					3,317			3,317	(52)	3,265
Changes in unrealized gains and losses on securities available-for-sale							433	433		433
Other-than-temporary impairment not recognized in earnings on securities available-for-sale							(66)	(66)		(66)
Unrealized loss on derivative hedges							(145)	(145)		(145)
Foreign currency translation							24	24		24
Reclassification for realized gains							(75)	(75)		(75)
Change in retirement obligation							(150)	(150)		(150)
Income taxes							(5)	(5)		(5)
Total comprehensive income (loss)								3,333	(52)	3,281
Preferred stock dividends					(89)			(89)		(89)
Common stock dividends					(385)			(385)		(385)
Issuance of preferred stock		430		10	118			558		558
Issuance of common and treasury stock	9			(134)		263		129		129
Purchase of treasury stock	(1)					(16)		(16)		(16)
Distributions to noncontrolling interests								–	(76)	(76)
Net other changes in noncontrolling interests								–	249	249
Stock option and restricted stock grants				99				99		99
Balance December 31, 2010	1,921	$ 1,930	$21	$8,294	$27,005	$(6,262)	$(1,469)	$29,519	$ 803	$30,322

See Notes to Consolidated Financial Statements.

U.S. Bancorp
Consolidated Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2010	2009	2008
Operating Activities			
Net income attributable to U.S. Bancorp	$ 3,317	$ 2,205	$ 2,946
Adjustments to reconcile net income to net cash provided by operating activities			
Provision for credit losses	4,356	5,557	3,096
Depreciation and amortization of premises and equipment	229	220	218
Amortization of intangibles	367	387	355
Provision for deferred income taxes	(370)	(545)	(1,045)
Gain on sales of securities and other assets, net	(2,023)	(1,571)	(804)
Loans originated for sale in the secondary market, net of repayments	(53,025)	(52,720)	(32,563)
Proceeds from sales of loans held for sale	50,895	51,915	32,440
Other, net	1,495	2,152	664
Net cash provided by operating activities	5,241	7,600	5,307
Investing Activities			
Proceeds from sales of available-for-sale investment securities	1,212	5,784	2,134
Proceeds from maturities of held-to-maturity investment securities	167	11	22
Proceeds from maturities of available-for-sale investment securities	16,068	7,307	5,700
Purchases of held-to-maturity investment securities	(1,010)	(5)	(1)
Purchases of available-for-sale investment securities	(24,025)	(15,119)	(6,074)
Net increase in loans outstanding	(6,322)	(106)	(14,776)
Proceeds from sales of loans	1,829	2,741	123
Purchases of loans	(4,278)	(4,332)	(3,577)
Acquisitions, net of cash acquired	923	3,074	1,483
Other, net	(936)	(74)	(1,353)
Net cash used in investing activities	(16,372)	(719)	(16,319)
Financing Activities			
Net increase in deposits	20,527	7,949	13,139
Net increase (decrease) in short-term borrowings	592	(4,448)	(891)
Proceeds from issuance of long-term debt	7,044	6,040	8,534
Principal payments or redemption of long-term debt	(8,394)	(11,740)	(16,546)
Fees paid on exchange of income trust securities for perpetual preferred stock	(4)	–	–
Proceeds from issuance of preferred stock	–	–	7,090
Proceeds from issuance of common stock	119	2,703	688
Redemption of preferred stock	–	(6,599)	–
Repurchase of common stock warrant	–	(139)	–
Cash dividends paid on preferred stock	(89)	(275)	(68)
Cash dividends paid on common stock	(383)	(1,025)	(2,959)
Net cash provided by (used in) financing activities	19,412	(7,534)	8,987
Change in cash and due from banks	8,281	(653)	(2,025)
Cash and due from banks at beginning of year	6,206	6,859	8,884
Cash and due from banks at end of year	$ 14,487	$ 6,206	$ 6,859
Supplemental Cash Flow Disclosures			
Cash paid for income taxes	$ 424	$ 344	$ 1,965
Cash paid for interest	2,631	3,153	4,891
Net noncash transfers to foreclosed property	1,384	600	307
Acquisitions			
Assets (sold) acquired	$ (14)	$ 17,212	$ 19,474
Liabilities sold (assumed)	(907)	(17,870)	(18,824)
Net	$ (921)	$ (658)	$ 650

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 1 SIGNIFICANT ACCOUNTING POLICIES

U.S. Bancorp is a multi-state financial services holding company headquartered in Minneapolis, Minnesota. U.S. Bancorp and its subsidiaries (the "Company") provide a full range of financial services, including lending and depository services through banking offices principally in the Midwest and West regions of the United States. The Company also engages in credit card, merchant, and ATM processing, mortgage banking, insurance, trust and investment management, brokerage, and leasing activities principally in domestic markets.

Basis of Presentation The consolidated financial statements include the accounts of the Company and its subsidiaries and all variable interest entities ("VIEs") for which the Company has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and the obligation to absorb losses or right to receive benefits of the VIE that could potentially be significant to the VIE. Consolidation eliminates all significant intercompany accounts and transactions. Certain items in prior periods have been reclassified to conform to the current presentation.

Uses of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual experience could differ from those estimates.

BUSINESS SEGMENTS

Within the Company, financial performance is measured by major lines of business based on the products and services provided to customers through its distribution channels. The Company has five reportable operating segments:

Wholesale Banking and Commercial Real Estate Wholesale Banking and Commercial Real Estate offers lending, equipment finance and small-ticket leasing, depository, treasury management, capital markets, foreign exchange, international trade services and other financial services to middle market, large corporate, commercial real estate, financial institution and public sector clients.

Consumer and Small Business Banking Consumer and Small Business Banking delivers products and services through banking offices, telephone servicing and sales, on-line services, direct mail and ATM processing. It encompasses community banking, metropolitan banking, in-store banking, small business banking, consumer lending, mortgage banking, consumer finance, workplace banking, student banking and 24-hour banking.

Wealth Management and Securities Services Wealth Management and Securities Services provides private banking, financial advisory services, investment management, retail brokerage services, insurance, trust, custody and mutual fund servicing through five businesses: Wealth Management, Corporate Trust Services, U.S. Bancorp Asset Management, Institutional Trust & Custody and Fund Services.

Payment Services Payment Services includes consumer and business credit cards, stored-value cards, debit cards, corporate and purchasing card services, consumer lines of credit and merchant processing.

Treasury and Corporate Support Treasury and Corporate Support includes the Company's investment portfolios, covered commercial and commercial real estate credit-impaired loans and related other real estate ("OREO"), funding, capital management, asset securitization, interest rate risk management, the net effect of transfer pricing related to average balances and the residual aggregate of those expenses associated with corporate activities that are managed on a consolidated basis.

Segment Results Accounting policies for the lines of business are the same as those used in preparation of the consolidated financial statements with respect to activities specifically attributable to each business line. However, the preparation of business line results requires management to allocate funding costs and benefits, expenses and other financial elements to each line of business. For details of these methodologies and segment results, see "Basis for Financial Presentation" and Table 22 "Line of Business Financial Performance" included in Management's Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

SECURITIES

Realized gains or losses on securities are determined on a trade date basis based on the specific amortized cost of the investments sold.

Trading Securities Debt and equity securities held for resale are classified as trading securities and reported at fair value.

Changes in fair value and realized gains or losses are reported in noninterest income.

Available-for-sale Securities These securities are not trading securities but may be sold before maturity in response to changes in the Company's interest rate risk profile, funding needs, demand for collateralized deposits by public entities or other reasons. Available-for-sale securities are carried at fair value with unrealized net gains or losses reported within other comprehensive income (loss) in shareholders' equity. Declines in fair value related to other-than-temporary impairment, if any, are reported in noninterest income.

Held-to-maturity Securities Debt securities for which the Company has the positive intent and ability to hold to maturity are reported at historical cost adjusted for amortization of premiums and accretion of discounts. Declines in fair value related to other-than-temporary impairment, if any, are reported in noninterest income.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase Securities purchased under agreements to resell and securities sold under agreements to repurchase are accounted for as collateralized financing transactions and are recorded at the amounts at which the securities were acquired or sold, plus accrued interest. The fair value of collateral received is continually monitored and additional collateral is obtained or requested to be returned to the Company as deemed appropriate.

EQUITY INVESTMENTS IN OPERATING ENTITIES

Equity investments in public entities in which the Company's ownership is less than 20 percent are accounted for as available-for-sale securities and are carried at fair value. Similar investments in private entities are accounted for using the cost method. Investments in entities where the Company has a significant influence (generally between 20 percent and 50 percent ownership) but does not control the entity are accounted for using the equity method. Investments in limited partnerships and limited liability companies where the Company's ownership interest is greater than 5 percent are accounted for using the equity method. All equity investments are evaluated for impairment at least annually and more frequently if certain criteria are met.

LOANS

The Company's accounting methods for loans differ depending on whether the loans are originated or purchased, and for purchased loans, whether the loans were acquired at a discount related to evidence of credit deterioration since date of origination.

Originated Loans Held for Investment Loans the Company originates are reported at the principal amount outstanding, net of unearned income, net deferred loan fees or costs, and any direct principal charge-offs. Interest income is accrued on the unpaid principal balances as earned. Loan and commitment fees and certain direct loan origination costs are deferred and recognized over the life of the loan and/or commitment period as yield adjustments.

Purchased Loans All purchased loans (non-impaired and impaired) acquired on or after January 1, 2009 are initially measured at fair value as of the acquisition date in accordance with applicable authoritative accounting guidance. Credit discounts are included in the determination of fair value. An allowance for credit losses is not recorded at the acquisition date for loans purchased on or after January 1, 2009. In accordance with applicable authoritative accounting guidance, purchased non-impaired loans acquired in a business combination prior to January 1, 2009 were generally recorded at the predecessor's carrying value including an allowance for credit losses.

In determining the acquisition date fair value of purchased impaired loans, and in subsequent accounting, the Company generally aggregates purchased consumer loans and certain smaller balance commercial loans into pools of loans with common risk characteristics, while accounting for larger balance commercial loans individually. Expected cash flows at the purchase date in excess of the fair value of loans are recorded as interest income over the life of the loans if the timing and amount of the future cash flows is reasonably estimable. Subsequent to the purchase date, increases in cash flows over those expected at the purchase date are recognized as interest income prospectively. The present value of any decreases in expected cash flows after the purchase date is recognized by recording an allowance for credit losses. Revolving loans, including lines of credit and credit cards loans, and leases are excluded from purchased impaired loans accounting.

For purchased loans acquired on or after January 1, 2009 that are not deemed impaired at acquisition, credit discounts representing the principal losses expected over the life of the loan are a component of the initial fair value. Subsequent to the purchase date, the methods utilized to estimate the required allowance for credit losses for these loans is similar to originated loans; however, the Company records a provision for credit losses only when the required allowance exceeds any remaining credit discounts. The remaining differences between the purchase price and the unpaid principal balance at the date of acquisition are recorded in interest income over the life of the loans.

Covered Assets Loans covered under loss sharing or similar credit protection agreements with the Federal Deposit Insurance Corporation ("FDIC") are reported in loans along with the related indemnification asset. Foreclosed real estate covered under similar agreements is recorded in other assets. In accordance with applicable authoritative accounting guidance effective for the Company beginning January 1, 2009, all purchased loans and related indemnification assets are recorded at fair value at date of purchase.

Commitments to Extend Credit Unfunded residential mortgage loan commitments entered into in connection with mortgage banking activities intended to be held for sale are considered derivatives and recorded on the balance sheet at fair value with changes in fair value recorded in income. All other unfunded loan commitments are generally related to providing credit facilities to customers of the Company and are not considered derivatives. For loans purchased on or after January 1, 2009, the fair value of the unfunded credit commitments is considered in the determination of the fair value of the loans recorded at the date of acquisition. Reserves for credit exposure on all other unfunded credit commitments are recorded in other liabilities.

Credit Quality The quality of the Company's loan portfolios is assessed as a function of net credit losses, levels of nonperforming assets and delinquencies, and credit quality ratings as defined by the Company. The Company classifies its loan portfolios by these credit quality ratings on a quarterly basis. These ratings include: pass, special mention and classified, and are an important part of the Company's overall credit risk management process and evaluation of the allowance for credit losses. Loans with a pass rating represent those not classified on the Company's rating scale for problem credits, as minimal credit risk has been identified. Special mention loans are those that have a potential weakness deserving management's close attention. Classified loans are those where a well-defined weakness has been identified that may put full collection of contractual cash flows at risk. It is possible that others, given the same information, may reach different reasonable conclusions regarding the credit quality rating classification of specific loans.

Allowance for Credit Losses The allowance for credit losses reserves for probable and estimable losses incurred in the Company's loan and lease portfolio and includes certain amounts that do not represent loss exposure to the Company because those losses are recoverable under loss sharing agreements with the FDIC. Management evaluates the allowance each quarter to ensure it appropriately reserves for incurred losses. Several factors are taken into consideration in evaluating the allowance for credit losses, including the risk profile of the portfolios, loan net charge-offs during the period, the level of nonperforming assets, accruing loans 90 days or more past due, delinquency ratios and changes in loan balances classified as troubled debt restructurings ("TDRs"). Management also considers the uncertainty related to certain industry sectors, and the extent of credit exposure to specific borrowers within the portfolio. In addition, concentration risks associated with commercial real estate and the mix of loans, including credit cards, loans originated through the consumer finance division and residential mortgage balances, and their relative credit risks, are evaluated. Finally, the Company considers current economic conditions that might impact the portfolio. This evaluation is inherently subjective as it requires estimates, including amounts of future cash collections expected on nonaccrual loans, which may be susceptible to significant change. The allowance for credit losses relating to originated loans that have become impaired is based on expected cash flows discounted using the original effective interest rate, the observable market price, or the fair value of the collateral for certain collateral-dependent loans. To the extent credit deterioration occurs on purchased loans after the date of acquisition, the Company records an allowance for credit losses.

The Company determines the amount of the allowance required for certain sectors based on relative risk characteristics of the loan portfolio. The allowance recorded for commercial loans is generally based on quarterly reviews of individual credit relationships and an analysis of the migration of commercial loans and actual loss experience. The allowance recorded for homogeneous commercial and consumer loans is based on an analysis of product mix, risk characteristics of the portfolio, bankruptcy experiences, and historical losses, adjusted for current trends, for each homogenous category or group of loans. The allowance is increased through provisions charged to operating earnings and reduced by net charge-offs.

The Company also assesses the credit risk associated with off-balance sheet loan commitments, letters of credit, and derivatives. Credit risk associated with derivatives is reflected in the fair values recorded for those positions. The liability for off-balance sheet credit exposure related to loan commitments and other credit guarantees is included in other liabilities. Because business processes and credit risks associated with unfunded credit commitments are essentially the same as for loans, the Company utilizes similar processes to estimate its liability for unfunded credit commitments.

Nonaccrual Loans and Loan Charge-Offs Generally, commercial loans (including impaired loans) are placed on nonaccrual status when the collection of interest or principal has become 90 days past due or is otherwise considered doubtful. When a loan is placed on nonaccrual status, unpaid accrued interest is reversed. Future interest payments are generally applied against principal. Commercial loans are generally fully or partially charged down to the fair value of collateral securing the loan, less costs to sell, when the loan is deemed to be uncollectible, repayment is deemed beyond reasonable time frames, the borrower has filed for bankruptcy, or the loan is unsecured and greater than six months past due. Loans secured by 1-4 family properties are generally charged down to fair value, less costs to sell, at 180 days past due, and placed on nonaccrual status in instances where a partial charge-off occurs. Revolving consumer lines and credit cards are charged off at 180 days past due and closed-end consumer loans, other than loans secured by 1-4 family properties, are charged off at 120 days past due and are, therefore, generally not placed on nonaccrual status. Certain retail customers having financial difficulties may have the terms of their credit card and other loan agreements modified to require only principal payments and, as such, are reported as nonaccrual.

Generally, purchased impaired loans are considered accruing loans. However, the timing and amount of future cash flows for some loans is not reasonably estimable. Those loans are classified as nonaccrual loans and interest income is not recognized until the timing and amount of the future cash flows can be reasonably estimated.

Restructured Loans In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term. In most cases the modification is either a concessionary reduction in interest rate, extension of the maturity date or reduction in the principal balance that would otherwise not be considered. Concessionary modifications are classified as TDRs unless the modification is short-term, or results in only an insignificant delay or shortfall in the payments to be received. Many of the Company's TDRs are determined on a case-by-case basis in connection with ongoing loan collection processes. However, the Company has also implemented certain restructuring programs that may result in TDRs. The consumer finance division has a mortgage loan restructuring program where certain qualifying borrowers facing an interest rate reset who are current in their repayment status, are allowed to retain the lower of their existing interest rate or the market interest rate as of their interest reset date. The Company also participates in the U.S. Department of the Treasury Home Affordable Modification Program ("HAMP"). HAMP gives qualifying homeowners an opportunity to refinance into more affordable monthly payments, with the U.S. Department of the Treasury compensating the Company for a portion of the reduction in monthly amounts due from borrowers participating in this program. For credit card loan agreements, such modifications may include canceling the customer's available line of credit on the credit card, reducing the interest rate on the card, and placing the customer on a fixed payment plan not exceeding 60 months. The allowance for credit losses on TDRs is determined by discounting the restructured cash flows at the original effective rate of the loan before modification. Loans restructured at a rate equal to or greater than that of a new loan with comparable risk at the time the loan agreement is modified are excluded from TDR disclosures in years subsequent to the restructuring if the borrowers are in compliance with the modified terms.

Generally, a nonaccrual loan that is restructured remains on nonaccrual for a period of six months after the restructuring date to demonstrate the borrower can meet the restructured terms. However, performance prior to the restructuring, or significant events that coincide with the restructuring, are considered in assessing whether the borrower can meet the new terms and in rare circumstances may result in the loan being returned to accrual status at the time of restructuring or after a shorter performance period. If the borrower's ability to meet the revised payment schedule is not reasonably assured, the loan remains classified as a nonaccrual loan.

Impaired Loans A loan is considered to be impaired when, based on current information and events, it is probable the Company will be unable to collect all amounts due (both interest and principal) according to the contractual terms of the loan agreement.

Impaired loans include certain nonaccrual commercial loans and loans for which a charge-off has been recorded based upon the fair value of the underlying collateral. Impaired loans also include loans that have been modified as TDRs as a concession to borrowers experiencing financial difficulties. Interest income is recognized on impaired loans under the modified terms and conditions if the borrower has demonstrated repayment performance at a level commensurate with the modified terms over several payment cycles. Purchased credit impaired loans are not reported as impaired loans as long as they continue to perform at least as well as expected at acquisition.

Leases The Company's lease portfolio consists of both direct financing and leveraged leases. The net investment in direct financing leases is the sum of all minimum lease payments and estimated residual values, less unearned income. Unearned income is recorded in interest income over the terms of the leases to produce a level yield.

The investment in leveraged leases is the sum of all lease payments, less nonrecourse debt payments, plus estimated residual values, less unearned income. Income from leveraged leases is recognized over the term of the leases based on the unrecovered equity investment.

Residual values on leased assets are reviewed regularly for other-than-temporary impairment. Residual valuations for retail automobile leases are based on independent assessments of expected used car sale prices at the end-of-term. Impairment tests are conducted based on these valuations considering the probability of the lessee returning the asset to the Company, re-marketing efforts, insurance coverage and ancillary fees and costs. Valuations for commercial leases are based upon external or internal management appraisals. When there is impairment of the Company's interest in the residual value of a leased asset, the carrying value is reduced to the estimated fair value with the writedown recognized in the current period.

Other Real Estate OREO is included in other assets, and is property acquired through foreclosure or other proceedings on defaulted loans. OREO is initially recorded at fair value, less estimated selling costs. OREO is evaluated regularly and any decreases in value along with holding costs, such as taxes and insurance, are reported in noninterest expense.

LOANS HELD FOR SALE

Loans held for sale ("LHFS") represent mortgage loan originations intended to be sold in the secondary market and other loans that management has an active plan to sell. LHFS are carried at the lower-of-cost-or-fair value as determined on an aggregate basis by type of loan with the exception of loans for which the Company has elected fair value accounting, which are carried at fair value. The credit component of any writedowns upon the transfer of loans to LHFS is reflected in loan charge-offs.

Where an election is made to subsequently carry the LHFS at fair value, any further decreases or subsequent increases in fair value are recognized in noninterest income. Where an election is made to subsequently carry LHFS at lower-of-cost-or-fair value, any further decreases are recognized in noninterest income and increases in fair value are not recognized until the loans are sold.

DERIVATIVE FINANCIAL INSTRUMENTS

In the ordinary course of business, the Company enters into derivative transactions to manage its interest rate, prepayment, credit, price and foreign currency risk and to accommodate the business requirements of its customers. Derivative instruments are reported in other assets or other liabilities at fair value. Changes in a derivative's fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

All derivative instruments that qualify and are designated for hedge accounting are recorded at fair value and classified either as a hedge of the fair value of a recognized asset or liability ("fair value hedge"), a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability or a forecasted transaction ("cash flow hedge"), or a hedge of the volatility of an investment in foreign operations driven by changes in foreign currency exchange rates ("net investment hedge"). Changes in the fair value of a derivative that is highly effective and designated as a fair value hedge, and the offsetting changes in the fair value of the hedged item, are recorded in income. Effective changes in the fair value of a derivative designated as a cash flow hedge are recorded in accumulated other comprehensive income (loss) until cash flows of the hedged item are recognized in income. Any change in fair value resulting from hedge ineffectiveness is immediately recorded in noninterest income. The Company performs an assessment, both at the inception of a hedge and, at a minimum, on a quarterly basis thereafter, to determine whether derivatives designated as hedging instruments are highly effective in offsetting changes in the value of the hedged items.

If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in accumulated other comprehensive income (loss) is amortized to earnings over the period the forecasted hedged transactions impact earnings. If a hedged forecasted transaction is no longer probable, hedge accounting is ceased and any gain or loss included in accumulated other comprehensive income (loss) is reported in earnings immediately.

REVENUE RECOGNITION

The Company recognizes revenue as it is earned based on contractual terms, as transactions occur, or as services are provided and collectibility is reasonably assured. In certain circumstances, noninterest income is reported net of associated expenses that are directly related to variable volume-based sales or revenue sharing arrangements or when the Company acts on an agency basis for others. Certain specific policies include the following:

Credit and Debit Card Revenue Credit and debit card revenue includes interchange income from credit and debit cards, annual fees, and other transaction and account management fees. Interchange income is a fee paid by a merchant bank to the card-issuing bank through the interchange network. Interchange fees are set by the credit card companies and are based on cardholder purchase volumes. The Company records interchange income as transactions occur. Transaction and account management fees are recognized as transactions occur or services are provided, except for annual fees, which are recognized over the applicable period. Volume-related payments to partners and credit card companies and expenses for rewards programs are also recorded within credit and debit card revenue. Payments to partners and expenses related to rewards programs are recorded when earned by the partner or customer.

Merchant Processing Services Merchant processing services revenue consists principally of transaction and account management fees charged to merchants for the electronic processing of transactions, net of interchange fees paid to the credit card issuing bank, card company assessments, and revenue sharing amounts, and is recognized at the time the merchant's transactions are processed or other services are performed. The Company may enter into revenue sharing agreements with referral partners or in connection with purchases of merchant contracts from sellers. The revenue sharing amounts are determined primarily on sales volume processed or revenue generated for a particular group of merchants. Merchant processing revenue also includes revenues related to point-of-sale equipment recorded as sales when the equipment is shipped or as earned for equipment rentals.

Trust and Investment Management Fees Trust and investment management fees are recognized over the period in which services are performed and are based on a percentage of the fair value of the assets under management or administration, fixed based on account type, or transaction-based fees.

Deposit Service Charges Service charges on deposit accounts are primarily monthly fees based on minimum balances or transaction-based fees. These fees are recognized as earned or as transactions occur and services are provided.

OTHER SIGNIFICANT POLICIES

Intangible Assets The price paid over the net fair value of acquired businesses ("goodwill") is not amortized. Other intangible assets are amortized over their estimated useful lives, using straight-line and accelerated methods. The recoverability of goodwill and other intangible assets is evaluated annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount. The evaluation includes assessing the estimated fair value of the intangible asset based on market prices for similar assets, where available, and the present value of the estimated future cash flows associated with the intangible asset.

Income Taxes Deferred taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting carrying amounts.

Mortgage Servicing Rights Mortgage servicing rights ("MSRs") are capitalized as separate assets when loans are sold and servicing is retained or if they are purchased from others. MSRs are recorded at fair value. The Company determines the fair value by estimating the present value of the asset's future cash flows utilizing market-based prepayment rates, discount rates, and other assumptions validated through comparison to trade information, industry surveys and independent third-party valuations. Changes in the fair value of MSRs are recorded in earnings during the period in which they occur. Risks inherent in the MSRs valuation include higher than expected prepayment rates and/or delayed receipt of cash flows. The Company utilizes futures, forwards and options to mitigate MSR valuation risk. Fair value changes related to the MSRs and the futures, forwards and options, as well as servicing and other related fees, are recorded in mortgage banking revenue.

Pensions For purposes of its retirement plans, the Company utilizes its fiscal year-end as the measurement date. At the measurement date, plan assets are determined based on fair value, generally representing observable market prices. The actuarial cost method used to compute the pension liabilities and related expense is the projected unit credit method. The projected benefit obligation is principally determined based on the present value of projected benefit distributions at an assumed discount rate. The discount rate utilized is based on the investment yield of high quality corporate bonds available in the marketplace with maturities equal to projected cash flows of future benefit payments as of the measurement date. Periodic pension expense (or income) includes service costs, interest costs based on the assumed discount rate, the expected return on plan assets based on an actuarially derived market-related value and amortization of actuarial gains and losses. Pension accounting reflects the long-term nature of benefit obligations and the investment horizon of plan assets, and can have the effect of reducing earnings volatility related to short-term changes in interest rates and market valuations. Actuarial gains and losses include the impact of plan amendments and various unrecognized gains and losses which are deferred and amortized over the future service periods of active employees. The market-related value utilized to determine the expected return on plan assets is based on fair value adjusted for the difference between expected returns and actual performance of plan assets. The unrealized difference between actual experience and expected returns is included in expense over a twelve-year period. The overfunded or underfunded status of the plans is recorded as an asset or liability on the balance sheet, with changes in that status recognized through other comprehensive income (loss).

Premises and Equipment Premises and equipment are stated at cost less accumulated depreciation and depreciated primarily on a straight-line basis over the estimated life of the assets. Estimated useful lives range up to 40 years for newly constructed buildings and from 3 to 20 years for furniture and equipment.

Capitalized leases, less accumulated amortization, are included in premises and equipment. Capitalized lease obligations are included in long-term debt. Capitalized leases are amortized on a straight-line basis over the lease term and the amortization is included in depreciation expense.

Stock-Based Compensation The Company grants stock-based awards, including restricted stock, restricted stock units and options to purchase common stock of the Company. Stock option grants are for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant. Stock-based compensation for awards is recognized in the Company's results of operations on a straight-line basis over the vesting period. The Company immediately recognizes compensation cost of awards to employees that meet retirement status, despite their continued active employment. The amortization of stock-based compensation reflects estimated forfeitures adjusted for actual forfeiture experience. As compensation expense is recognized, a deferred tax asset is recorded that represents an estimate of the future tax deduction from exercise or release of restrictions. At the time stock-based awards are exercised, cancelled, expire, or restrictions are released, the Company may be required to recognize an adjustment to tax expense, depending on the market price of the Company's common stock at that time.

Per Share Calculations Earnings per common share is calculated by dividing net income applicable to U.S. Bancorp common shareholders by the weighted average number of common shares outstanding. Diluted earnings per common share is calculated by adjusting income and outstanding shares, assuming conversion of all potentially dilutive securities.

Note 2 ACCOUNTING CHANGES

Accounting for Transfers of Financial Assets Effective January 1, 2010, the Company adopted accounting guidance issued by the Financial Accounting Standards Board ("FASB") related to transfers of financial assets. This guidance removes the concept of qualifying special-purpose entities and the exception for guaranteed mortgage securitizations when a transferor had not surrendered control over the transferred financial assets. In addition, the guidance provides clarification of the requirements for isolation and limitations on sale accounting for portions of financial assets. The guidance also requires additional disclosure about transfers of financial assets and a transferor's continuing involvement with transferred assets. The adoption of this guidance was not significant to the Company's financial statements.

Variable Interest Entities Effective January 1, 2010, the Company adopted accounting guidance issued by the FASB related to VIEs. Generally, a VIE is an entity with insufficient equity requiring additional subordinated financial support, or an entity in which equity investors as a group, either (i) lack the power through voting or other similar rights, to direct the activities of the entity that most significantly impact its performance, (ii) lack the obligation to absorb the expected losses of the entity or (iii) lack the right to receive the expected residual returns of the entity.

The new guidance replaces the previous quantitative-based risks and rewards calculation for determining whether an entity must consolidate a VIE with an assessment of whether the entity has both (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. This guidance requires reconsideration of whether an entity is a VIE upon occurrence of certain events, as well as ongoing assessments of whether a variable interest holder is the primary beneficiary of a VIE. The Company consolidated approximately $1.6 billion of assets of previously unconsolidated entities, and deconsolidated approximately $84 million of assets of previously consolidated entities upon adoption of this guidance. Additionally, the adoption of this guidance reduced total equity by $89 million.

Note 3 BUSINESS COMBINATIONS AND DIVESTITURES

In 2009, the Company acquired the banking operations of First Bank of Oak Park Corporation ("FBOP") in an FDIC assisted transaction, and in 2008 the Company acquired the banking operations of Downey Savings and Loan Association, F.A. and PFF Bank and Trust ("Downey" and "PFF", respectively) in FDIC assisted transactions. Through these acquisitions, the Company increased its deposit base and branch franchise. The Company acquired approximately $18.0 billion of assets in the FBOP acquisition and approximately $17.4 billion of assets in the Downey and PFF acquisitions, most of which are covered under loss sharing agreements with the FDIC. Under the terms of the loss sharing agreements, the FDIC will reimburse the Company for most of the losses on the covered assets.

In 2010, the Company acquired the securitization trust administration business of Bank of America, N.A. This transaction included the acquisition of $1.1 trillion of assets under administration and provided the Company with approximately $8 billion of deposits as of December 31, 2010.

During 2010, the Company exchanged the long-term asset management business of U.S. Bancorp Asset Management (formerly FAF Advisors, Inc.), an affiliate of the Company, for cash consideration and a 9.5 percent equity interest in Nuveen Investments. The Company recorded a $103 million gain ($41 million after tax) related to this transaction. The Company will retain all other products and services previously offered by U.S. Bancorp Asset Management.

Note 4 RESTRICTIONS ON CASH AND DUE FROM BANKS

The Federal Reserve Bank requires bank subsidiaries to maintain minimum average reserve balances. The amount of those reserve balances were approximately $1.2 billion at December 31, 2010 and 2009.

Note 5 INVESTMENT SECURITIES

The amortized cost, other-than-temporary impairment recorded in other comprehensive income (loss), gross unrealized holding gains and losses, and fair value of held-to-maturity and available-for-sale securities at December 31 were as follows:

	2010					2009				
			Unrealized Losses					Unrealized Losses		
(Dollars in Millions)	Amortized Cost	Unrealized Gains	Other-than-Temporary	Other	Fair Value	Amortized Cost	Unrealized Gains	Other-than-Temporary	Other	Fair Value
Held-to-maturity (a)										
U.S. Treasury and agencies	$ 165	$ –	$ –	$ (1)	$ 164	$ –	$ –	$ –	$ –	$ –
Mortgage-backed securities										
Residential										
Agency	847	–	–	(4)	843	4	–	–	–	4
Non-agency										
Non-prime	3	–	–	–	3	–	–	–	–	–
Commercial										
Non-agency	10	–	–	(5)	5	–	–	–	–	–
Asset-backed securities										
Collateralized debt obligations/Collaterized loan obligations	157	13	–	(18)	152	–	–	–	–	–
Other	127	–	(1)	(7)	119	–	–	–	–	–
Obligations of state and political subdivisions	27	1	–	(1)	27	32	2	–	(1)	33
Obligations of foreign governments	7	–	–	–	7	–	–	–	–	–
Other debt securities	126	–	–	(27)	99	11	–	–	–	11
Total held-to-maturity	$ 1,469	$ 14	$ (1)	$ (63)	$ 1,419	$ 47	$ 2	$ –	$ (1)	$ 48
Available-for-sale (b)										
U.S. Treasury and agencies	$ 2,559	$ 6	$ –	$ (28)	$ 2,537	$ 3,415	$ 10	$ –	$ (21)	$ 3,404
Mortgage-backed securities										
Residential										
Agency	37,144	718	–	(159)	37,703	29,147	495	–	(47)	29,595
Non-agency										
Prime (c)	1,216	12	(86)	(39)	1,103	1,624	8	(110)	(93)	1,429
Non-prime	1,193	15	(243)	(18)	947	1,359	11	(297)	(105)	968
Commercial										
Agency	194	5	–	(2)	197	141	6	–	–	147
Non-agency	47	3	–	–	50	14	–	(1)	–	13
Asset-backed securities										
Collateralized debt obligations/Collaterized loan obligations	204	23	(2)	(1)	224	199	11	(5)	–	205
Other	709	23	(3)	(9)	720	360	12	(5)	(10)	357
Obligations of state and political subdivisions	6,835	3	–	(421)	6,417	6,822	30	–	(159)	6,693
Obligations of foreign governments	6	–	–	–	6	6	–	–	–	6
Corporate debt securities	1,109	–	–	(151)	958	1,179	–	–	(301)	878
Perpetual preferred securities	456	41	–	(49)	448	483	30	–	(90)	423
Other investments (d)	183	17	–	(1)	199	607	9	–	(13)	603
Total available-for-sale	$51,855	$866	$(334)	$(878)	$51,509	$45,356	$622	$(418)	$(839)	$44,721

(a) Held-to-maturity securities are carried at historical cost adjusted for amortization of premiums and accretion of discounts and credit-related other-than-temporary impairment.

(b) Available-for-sale securities are carried at fair value with unrealized net gains or losses reported within accumulated other comprehensive income (loss) in shareholders' equity.

(c) Prime securities are those designated as such by the issuer or those with underlying asset characteristics and/or credit enhancements consistent with securities designated as prime.

(d) Includes securities covered under loss shaing agreements with the FDIC with a fair value of $231 million at December 31, 2009. No securities were covered under loss sharing agreements at December 31, 2010.

The weighted-average maturity of the available-for-sale investment securities was 7.4 years at December 31, 2010, compared with 7.1 years at December 31, 2009. The corresponding weighted-average yields were 3.41 percent and 4.00 percent, respectively. The weighted-average maturity of the held-to-maturity investment securities was 6.3 years at December 31, 2010, and 8.4 years at December 31, 2009. The corresponding weighted-average yields were 2.07 percent and 5.10 percent, respectively.

For amortized cost, fair value and yield by maturity date of held-to-maturity and available-for-sale securities outstanding at December 31, 2010, refer to Table 11 included in Management's Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

Securities carried at $28.0 billion at December 31, 2010, and $37.4 billion at December 31, 2009, were pledged to secure public, private and trust deposits, repurchase agreements and for other purposes required by law. Included in these amounts were securities sold under agreements to repurchase where the buyer/lender has the right to sell or pledge the securities and which were collateralized by securities with a carrying amount of $9.3 billion at December 31, 2010, and $8.9 billion at December 31, 2009.

The following table provides information about the amount of interest income from taxable and non-taxable investment securities:

Year Ended December 31 (Dollars in Millions)	2010	2009	2008
Taxable	$1,292	$1,295	$1,666
Non-taxable	309	311	318
Total interest income from investment securities	$1,601	$1,606	$1,984

The following table provides information about the amount of gross gains and losses realized through the sales of available-for-sale investment securities:

Year Ended December 31 (Dollars in Millions)	2010	2009	2008
Realized gains	$21	$150	$43
Realized losses	(8)	(3)	(1)
Net realized gains (losses)	$13	$147	$42
Income tax (benefit) on realized gains (losses)	$ 5	$ 56	$16

In 2007, the Company purchased certain structured investment securities ("SIVs") from certain money market funds managed by an affiliate of the Company. Subsequent to the initial purchase, the Company exchanged its interest in the SIVs for a pro-rata portion of the underlying investment securities according to the applicable restructuring agreements. The SIVs and the investment securities received are collectively referred to as "SIV-related securities."

Some of the SIV-related securities evidenced credit deterioration at the time of acquisition by the Company. Investment securities with evidence of credit deterioration at acquisition had an unpaid principal balance and fair value of $485 million and $173 million, respectively, at December 31, 2010, and $1.2 billion and $483 million, respectively, at December 31, 2009. Changes in the accretable balance for these securities were as follows:

Year Ended December 31 (Dollars in Millions)	2010	2009	2008
Balance at beginning of period	$ 292	$ 349	$ 105
Impact of other-than-temporary impairment accounting change	–	(124)	–
Adjusted balance at beginning of period	292	225	105
Additions (a)	66	127	261
Disposals (b)	(219)	–	(286)
Accretion	(29)	(6)	(15)
Other (c)	29	(54)	284
Balance at end of period	$ 139	$ 292	$ 349

(a) Primarily resulted from the exchange of certain SIVs for the underlying investment securities.
(b) Primarily resulted from the sale of securities covered under loss sharing agreements with the FDIC and the exchange of certain SIVs for the underlying investment securities.
(c) Primarily represents changes in projected future cash flows on certain investment securities.

The Company conducts a regular assessment of its investment securities with unrealized losses to determine whether securities are other-than-temporarily impaired considering, among other factors, the nature of the securities, credit ratings or financial condition of the issuer, the extent and duration of the unrealized loss, expected cash flows of underlying collateral, market conditions and whether the Company intends to sell or it is more likely than not the Company will be required to sell the securities. To determine whether perpetual preferred securities are other-than-temporarily impaired, the Company considers the issuers' credit ratings, historical financial performance and strength, the ability to sustain earnings, and other factors such as market presence and management experience.

The following table summarizes other-than-temporary impairment by investment category:

Year Ended December 31 (Dollars in Millions)	2010 Losses Recorded in Earnings	2010 Other Gains (Losses)	2010 Total	2009 Losses Recorded in Earnings	2009 Other Gains (Losses)	2009 Total
Held-to-maturity						
Asset-backed securities						
Other	$ (2)	$ –	$ (2)	$ –	$ –	$ –
Total held-to-maturity	$ (2)	$ –	$ (2)	$ –	$ –	$ –
Available-for-sale						
Mortgage-backed securities						
Residential						
Non-agency						
Prime (a)	$ (5)	$(10)	$ (15)	$ (13)	$(182)	$ (195)
Non-prime	(63)	(60)	(123)	(151)	(304)	(455)
Commercial						
Non-agency	–	–	–	(1)	(1)	(2)
Asset-backed securities						
Collateralized debt obligations/Collaterized loan obligations	(6)	(1)	(7)	(17)	(3)	(20)
Other	(13)	4	(9)	(186)	88	(98)
Corporate debt securities	–	–	–	(7)	–	(7)
Perpetual preferred securities	(1)	–	(1)	(223)	–	(223)
Other investments	(1)	1	–	–	–	–
Total available-for-sale	$(89)	$(66)	$(155)	$(598)	$(402)	$(1,000)

(a) Prime securities are those designated as such by the issuer or those with underlying asset characteristics and/or credit enhancements consistent with securities designated as prime.

The Company determined the other-than-temporary impairment recorded in earnings for securities other than perpetual preferred securities by estimating the future cash flows of each individual security, using market information where available, and discounting the cash flows at the original effective rate of the security. Other-than-temporary impairment recorded in other comprehensive income (loss) was measured as the difference between that discounted amount and the fair value of each security. The following table includes the ranges for principal assumptions used at December 31, 2010 for those available-for-sale non-agency mortgage-backed securities determined to be other-than-temporarily impaired:

	Prime Minimum	Prime Maximum	Prime Average	Non-Prime Minimum	Non-Prime Maximum	Non-Prime Average
Estimated lifetime prepayment rates	4%	14%	13%	1%	12%	6%
Lifetime probability of default rates	3	9	3	1	20	8
Lifetime loss severity rates	40	55	41	37	71	55

Changes in the credit losses on non-agency mortgage-backed securities, including SIV-related securities, and other debt securities are summarized as follows:

Year Ended December 31 (Dollars in Millions)	2010	2009
Balance at beginning of period	$335	$ 299
Credit losses on securities not previously considered other-than-temporarily impaired	19	94
Decreases in expected cash flows on securities for which other-than-temporary impairment was previously recognized	72	148
Increases in expected cash flows	(26)	(49)
Realized losses	(60)	(30)
Credit losses on security sales and securities expected to be sold	–	(127)
Other	18	–
Balance at end of period	$358	$ 335

At December 31, 2010, certain investment securities had a fair value below amortized cost. The following table shows the gross unrealized losses and fair value of the Company's investments with unrealized losses, aggregated by investment category and length of time the individual securities have been in continuous unrealized loss positions, at December 31, 2010:

	Less Than 12 Months		12 Months or Greater		Total	
(Dollars in Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Held-to-maturity						
U.S. Treasury and agencies	$ 102	$ (1)	$ –	$ –	$ 102	$ (1)
Mortgage-backed securities						
Residential						
Agency	516	(4)	–	–	516	(4)
Non-agency						
Non-prime	–	–	3	–	3	–
Commercial						
Non-agency	–	–	4	(5)	4	(5)
Asset-backed securities						
Collateralized debt obligations/Collaterized loan obligations	5	–	70	(18)	75	(18)
Other	–	–	16	(8)	16	(8)
Obligations of state and political subdivisions	2	–	9	(1)	11	(1)
Other debt securities	–	–	99	(27)	99	(27)
Total held-to-maturity	$ 625	$ (5)	$ 201	$ (59)	$ 826	$ (64)
Available-for-sale						
U.S. Treasury and agencies	$ 1,549	$ (28)	$ –	$ –	$ 1,549	$ (28)
Mortgage-backed securities						
Residential						
Agency	11,540	(159)	11	–	11,551	(159)
Non-agency						
Prime (a)	23	–	933	(125)	956	(125)
Non-prime	79	(8)	737	(253)	816	(261)
Commercial						
Agency	91	(2)	–	–	91	(2)
Non-agency	3	–	3	–	6	–
Asset-backed securities						
Collateralized debt obligations/Collaterized loan obligations	18	(1)	11	(2)	29	(3)
Other	113	(1)	25	(11)	138	(12)
Obligations of state and political subdivisions	4,980	(271)	1,040	(150)	6,020	(421)
Obligations of foreign governments	6	–	–	–	6	–
Corporate debt securities	15	–	937	(151)	952	(151)
Perpetual preferred securities	71	(3)	251	(46)	322	(49)
Other investments	–	–	4	(1)	4	(1)
Total available-for-sale	$18,488	$(473)	$3,952	$(739)	$22,440	$(1,212)

(a) *Prime securities are those designated as such by the issuer or those with underlying asset characteristics and/or credit enhancements consistent with securities designated as prime.*

The Company does not consider these unrealized losses to be credit-related. These unrealized losses primarily relate to changes in interest rates and market spreads subsequent to purchase. A substantial portion of securities that have unrealized losses are either corporate debt, obligations of state and political subdivisions or mortgage-backed securities issued with high investment grade credit ratings. In general, the issuers of the investment securities are contractually prohibited from prepayment at less than par, and the Company did not pay significant purchase premiums for these securities. At December 31, 2010, the Company had no plans to sell securities with unrealized losses and believes it is more likely than not it would not be required to sell such securities before recovery of their amortized cost.

Note 6 LOANS AND ALLOWANCE FOR CREDIT LOSSES

The composition of the loan portfolio at December 31 was as follows:

(Dollars in Millions)	2010	2009
Commercial		
Commercial	$ 42,272	$ 42,255
Lease financing	6,126	6,537
Total commercial	48,398	48,792
Commercial Real Estate		
Commercial mortgages	27,254	25,306
Construction and development	7,441	8,787
Total commercial real estate	34,695	34,093
Residential Mortgages		
Residential mortgages	24,315	20,581
Home equity loans, first liens	6,417	5,475
Total residential mortgages	30,732	26,056
Retail		
Credit card	16,803	16,814
Retail leasing	4,569	4,568
Home equity and second mortgages	18,940	19,439
Other retail		
Revolving credit	3,472	3,506
Installment	5,459	5,455
Automobile	10,897	9,544
Student	5,054	4,629
Total other retail	24,882	23,134
Total retail	65,194	63,955
Total loans, excluding covered loans	179,019	172,896
Covered Loans	18,042	21,859
Total loans	$197,061	$194,755

The Company had loans of $62.8 billion at December 31, 2010, and $55.6 billion at December 31, 2009, pledged at the Federal Home Loan Bank, and loans of $44.6 billion at December 31, 2010, and $44.2 billion at December 31, 2009, pledged at the Federal Reserve Bank.

The Company primarily lends to borrowers in the states in which it has Consumer and Small Business Banking offices. Collateral for commercial loans may include marketable securities, accounts receivable, inventory and equipment. For details of the Company's commercial portfolio by industry group and geography as of December 31, 2010 and 2009, see Table 7 included in Management's Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

For detail of the Company's commercial real estate portfolio by property type and geography as of December 31, 2010 and 2009, see Table 8 included in Management's Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements. Such loans are collateralized by the related property.

Originated loans are presented net of unearned interest and deferred fees and costs, which amounted to $1.3 billion at December 31, 2010 and 2009, respectively. In accordance with applicable authoritative accounting guidance effective for the Company January 1, 2009, all purchased loans and related indemnification assets are recorded at fair value at the date of purchase. The Company evaluates purchased loans for impairment in accordance with applicable authoritative accounting guidance. Purchased loans with evidence of credit deterioration since origination for which it is probable that all contractually required payments will not be collected are considered impaired ("purchased impaired loans"). All other purchased loans are considered nonimpaired ("purchased nonimpaired loans").

Covered assets represent loans and other assets acquired from the FDIC subject to loss sharing agreements and included expected reimbursements from the FDIC of approximately $3.1 billion at December 31, 2010, and $3.9 billion at December 31, 2009. The carrying amount of covered assets consisted of purchased impaired loans, purchased nonimpaired loans, and other assets as shown in the following table:

	2010				2009			
December 31 (Dollars in Millions)	Purchased impaired loans	Purchased nonimpaired loans	Other assets	Total	Purchased impaired loans	Purchased nonimpaired loans	Other assets	Total
Commercial loans	$ 70	$ 260	$ –	$ 330	$ 86	$ 443	$ –	$ 529
Commercial real estate loans	2,254	5,952	–	8,206	3,035	6,724	–	9,759
Residential mortgage loans	3,819	1,620	–	5,439	4,712	1,918	–	6,630
Retail loans	–	930	–	930	30	978	–	1,008
Losses reimbursable by the FDIC	–	–	3,137	3,137	–	–	3,933	3,933
Covered loans	6,143	8,762	3,137	18,042	7,863	10,063	3,933	21,859
Foreclosed real estate	–	–	453	453	–	–	653	653
Total covered assets	$6,143	$8,762	$3,590	$18,495	$7,863	$10,063	$4,586	$22,512

At December 31, 2010, $.5 billion of the purchased impaired loans included in covered loans were classified as nonperforming assets, compared with $1.1 billion at December 31, 2009, because the expected cash flows are primarily based on the liquidation of underlying collateral and the timing and amount of the cash flows could not be reasonably estimated. Interest income is recognized on other purchased impaired loans in covered loans through accretion of the difference between the carrying amount of those loans and their expected cash flows. The initial determination of the fair value of the purchased loans includes the impact of expected credit losses and, therefore, no allowance for credit losses is recorded at the purchase date. To the extent credit deterioration occurs after the date of acquisition, the Company records an allowance for credit losses.

Changes in the accretable balance for purchased impaired loans for the Downey, PFF and FBOP transactions were as follows:

Year Ended December 31 (Dollars in Millions)	2010	2009	2008
Balance at beginning of period	$2,845	$2,719	$ –
Purchases	–	356	2,774
Accretion	(421)	(358)	(55)
Disposals	(27)	(56)	–
Reclassifications (to)/from nonaccretable difference (a)	536	384	–
Other	(43)	(200)	–
Balance at end of period	$2,890	$2,845	$2,719

(a) Primarily relates to improvements in expected credit performance and changes in variable rates.

The allowance for credit losses reserves for probable and estimatable losses incurred in the Company's loan and lease portfolio and includes certain amounts related to purchased loans that do not represent loss exposure to the Company, because those losses are recoverable under loss sharing agreements with the FDIC. Activity in the allowance for credit losses was as follows:

(Dollars in Millions)	2010	2009	2008
Balance at beginning of year	$5,264	$3,639	$2,260
Add			
Provision for credit losses	4,356	5,557	3,096
Deduct			
Loans charged off	4,496	4,111	2,009
Less recoveries of loans charged off	(315)	(243)	(190)
Net loans charged off	4,181	3,868	1,819
Net change for credit losses to be reimbursed by the FDIC	92	–	–
Acquisitions and other changes	–	(64)	102
Balance at end of year	$5,531	$5,264	$3,639
Components			
Allowance for loan losses, excluding losses to be reimbursed by the FDIC	$5,218	$5,079	$3,514
Allowance for credit losses to be reimbursed by the FDIC	92	–	–
Liability for unfunded credit commitments	221	185	125
Total allowance for credit losses	$5,531	$5,264	$3,639

Additional detail of the allowance for credit losses and related loan balances, by portfolio type, for the year ended December 31, 2010, was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Total Loans, Excluding Covered Loans	Covered Loans	Total Loans
Allowance for credit losses:								
Balance at beginning of year	$ 1,208	$ 1,001	$ 672	$ 1,495	$ 871	$ 5,247	$ 17	$ 5,264
Add								
Provision for credit losses	723	1,135	694	1,100	681	4,333	23	4,356
Deduct								
Loans charged off	918	871	554	1,270	863	4,476	20	4,496
Less recoveries of loans charged off	(91)	(26)	(8)	(70)	(118)	(313)	(2)	(315)
Net loans charged off	827	845	546	1,200	745	4,163	18	4,181
Net change for credit losses to be reimbursed by the FDIC	–	–	–	–	–	–	92	92
Balance at end of year	$ 1,104	$ 1,291	$ 820	$ 1,395	$ 807	$ 5,417	$ 114	$ 5,531
Allowance balance at end of year related to:								
Loans individually evaluated for impairment (a)	$ 38	$ 55	$ –	$ –	$ –	$ 93	$ –	$ 93
TDRs collectively evaluated for impairment	–	–	320	223	30	573	–	573
Other loans collectively evaluated for impairment	1,066	1,235	500	1,172	777	4,750	28	4,778
Loans acquired with deteriorated credit quality	–	1	–	–	–	1	86	87
Total allowance for credit losses	$ 1,104	$ 1,291	$ 820	$ 1,395	$ 807	$ 5,417	$ 114	$ 5,531
Loan balance at end of year:								
Loans individually evaluated for impairment (a)	$ 295	$ 801	$ –	$ –	$ –	$ 1,096	$ –	$ 1,096
TDRs collectively evaluated for impairment	–	–	1,957	452	114	2,523	–	2,523
Other loans collectively evaluated for impairment	48,103	33,834	28,775	16,351	48,277	175,340	11,899	187,239
Loans acquired with deteriorated credit quality	–	60	–	–	–	60	6,143	6,203
Total loans	$48,398	$34,695	$30,732	$16,803	$48,391	$179,019	$18,042 (b)	$197,061

(a) Represents commercial and commercial real estate loans that are greater than $5 million and are classified as nonperforming or TDRs.
(b) Includes expected reimbursements from the FDIC under loss sharing agreements.

Credit Quality The quality of the Company's loan portfolios is assessed as a function of net credit losses, levels of nonperforming assets and delinquencies, and credit quality ratings as defined by the Company. These credit quality ratings are an important part of the Company's overall credit risk management process and evaluation of its allowance for credit losses.

The following table provides a summary of loans by portfolio type, including the delinquency status of those loans that continue to accrue interest, and those loans that are nonperforming:

		Accruing			
December 31, 2010 (Dollars in Millions)	Current	30-89 Days Past Due	90 Days or More Past Due	Nonperforming	Total
Commercial	$ 47,412	$ 325	$ 64	$ 597	$ 48,398
Commercial real estate	32,986	415	1	1,293	34,695
Residential mortgages	29,140	456	500	636	30,732
Credit card	15,993	269	313	228	16,803
Other retail	47,706	404	216	65	48,391
Total loans, excluding covered loans	173,237	1,869	1,094	2,819	179,019
Covered loans	14,951	757	1,090	1,244	18,042
Total loans	$188,188	$2,626	$2,184	$4,063	$197,061

Total nonperforming assets include nonaccrual loans, restructured loans not performing in accordance with modified terms, other real estate and other nonperforming assets owned by the Company. For details of the Company's nonperforming assets as of December 31, 2010 and 2009, see Table 14 included in Management's Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

The following table lists information related to nonperforming loans as of December 31:

(Dollars in Millions)	2010	2009
Loans on nonaccrual status	$2,150	$2,943
Restructured loans	669	492
Total nonperforming loans, excluding covered loans	2,819	3,435
Covered nonperforming loans	1,244	1,350
Total nonperforming loans	$4,063	$4,785
Interest income that would have been recognized at original contractual terms	$ 176	$ 468
Amount recognized as interest income	53	299
Forgone revenue	$ 123	$ 169

The Company classifies its loan portfolios using internal credit quality ratings, as discussed in the Company's significant accounting policies in Note 1. The following table provides a summary of loans by portfolio type and the Company's internal credit quality rating:

		Criticized			
December 31, 2010 (Dollars in Millions)	Pass	Special Mention	Classified (a)	Total Criticized	Total
Commercial	$ 44,595	$1,545	$ 2,258	$ 3,803	$ 48,398
Commercial real estate	28,155	1,540	5,000	6,540	34,695
Residential mortgages	29,355	29	1,348	1,377	30,732
Credit card	16,262	–	541	541	16,803
Other retail	47,906	70	415	485	48,391
Total loans, excluding covered loans	166,273	3,184	9,562	12,746	179,019
Covered loans	17,073	283	686	969	18,042
Total loans	$183,346	$3,467	$10,248	$13,715	$197,061
Total outstanding commitments	$370,031	$4,923	$11,576	$16,499	$386,530

(a) Classified rating on consumer loans is primarily based on delinquency status.

A loan is considered to be impaired when, based on current events or information, it is probable the Company will be unable to collect all amounts due per the contractual terms of the loan agreement. Impaired loans include certain nonaccrual commercial loans, loans for which a charge-off has been recorded based upon the fair value of the underlying collateral and loans modified as TDRs. Nonaccrual commercial lease financing loans of $78 million, $125 million and $102 million at December 31, 2010, 2009 and 2008, respectively, were excluded from impaired loans as commercial lease financing loans are accounted for under authoritative accounting guidance for leases, and are excluded from the definition of an impaired loan under loan impairment guidance. A summary of impaired loans, excluding covered loans, was as follows:

	2010		2009		2008	
(Dollars in Millions)	Recorded Investment	Valuation Allowance	Recorded Investment	Valuation Allowance	Recorded Investment	Valuation Allowance
Commercial and commercial real estate loans:						
Period-end recorded investment						
Nonaccrual	$1,812	$172	$2,639	$203	$1,364	$104
Restructured accruing	92	5	145	2	152	10
Total	$1,904	$177	$2,784	$205	$1,516	$114
Average recorded investment	$2,294		$2,559		$ 992	
Interest income recognized	10		7		5	
Commitments to lend additional funds	97		289		107	
Residential mortgages and retail loans:						
Period-end recorded investment						
Nonaccrual	$ 929	$112	$ 671	$ 72	$ 302	$ 29
Restructured accruing	2,115	472	1,649	339	1,072	208
Total	$3,044	$584	$2,320	$411	$1,374	$237
Average recorded investment	$2,865		$2,148		$ 993	
Interest income recognized	89		106		67	

Note: At December 31, 2010, all impaired loans had an associated allowance. At December 31, 2009 and 2008, all impaired loans, except for certain impaired commercial and commercial real estate loans had an associated allowance. Impaired loan balances with no associated allowance at December 31, 2009 and 2008, were $1.0 billion and $514 million, respectively.

Additional detail of impaired loans by portfolio type, excluding covered loans, for the year ended December 31, 2010, was as follows:

(Dollars in Millions)	Period-end Recorded Investment	Unpaid Principal Balance	Valuation Allowance	Average Recorded Investment	Interest Income Recognized
Commercial	$ 596	$1,631	$ 59	$ 693	$ 8
Commercial real estate	1,308	2,659	118	1,601	2
Residential mortgages	2,440	2,877	334	2,297	72
Credit card	452	798	218	418	11
Other retail	152	189	32	150	6
Total	$4,948	$8,154	$761	$5,159	$99

Net gains on the sale of loans of $574 million, $710 million and $220 million for the years ended December 31, 2010, 2009 and 2008, respectively, were included in noninterest income, primarily in mortgage banking revenue.

The Company has an equity interest in a joint venture that is accounted for utilizing the equity method. The principal activities of this entity are to lend to entities that develop land, and construct and sell residential homes. The Company provides a warehousing line to this joint venture. Warehousing advances to this joint venture are repaid when the sale of loans is completed or the real estate is permanently refinanced by others. At December 31, 2010 and 2009, the Company had $825 million and $890 million, respectively, of outstanding advances to this joint venture. These advances are included in commercial real estate loans.

Note 7 LEASES

The components of the net investment in sales-type and direct financing leases at December 31 were as follows:

(Dollars in Millions)	2010	2009
Aggregate future minimum lease payments to be received	$11,294	$11,797
Unguaranteed residual values accruing to the lessor's benefit	334	322
Unearned income	(1,402)	(1,539)
Initial direct costs	189	218
Total net investment in sales-type and direct financing leases (a)	$10,415	$10,798

(a) The accumulated allowance for uncollectible minimum lease payments was $118 million and $198 million at December 31, 2010 and 2009, respectively.

The minimum future lease payments to be received from sales-type and direct financing leases were as follows at December 31, 2010:

(Dollars in Millions)	
2011	$3,166
2012	2,967
2013	2,701
2014	1,733
2015	455
Thereafter	272

Note 8 ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND VARIABLE INTEREST ENTITIES

The Company sells financial assets in the normal course of business. The majority of the Company's financial asset sales are residential mortgage loan sales primarily to government-sponsored enterprises through established programs, the sale or syndication of tax-advantaged investments, commercial loan sales through participation agreements, and other individual or portfolio loan and securities sales. In accordance with the accounting guidance for asset transfers, the Company considers any ongoing involvement with transferred assets in determining whether the assets can be derecognized from the balance sheet. For loans sold under participation agreements, the Company also considers the terms of the loan participation agreement and whether they meet the definition of a participating interest and thus qualify for derecognition. With the exception of servicing and certain performance-based guarantees, the Company's continuing involvement with financial assets sold is minimal and generally limited to market customary representation and warranty clauses. The guarantees provided to certain third-parties in connection with the sale or syndication of certain assets, primarily loan portfolios and tax-advantaged investments, are further discussed in Note 22. When the Company sells financial assets, it may retain servicing rights and/or other interests in the transferred financial assets. The gain or loss on sale depends on the previous carrying amount of the transferred financial assets and the consideration received and any liabilities incurred in exchange for the transferred assets. Upon transfer, any servicing assets and other interests that continue to be held by the Company are initially recognized at fair value. For further information on MSRs, refer to Note 10. The Company has no asset securitizations or similar asset-backed financing arrangements that are off-balance sheet.

The Company is involved in various entities that are considered to be VIEs. The Company's investments in VIEs primarily represent private investment funds or partnerships that make equity investments, provide debt financing or support community-based investments in affordable housing development entities that provide capital for communities located in low-income districts and for historic rehabilitation projects that may enable the Company to ensure regulatory compliance with the Community Reinvestment Act. In addition, the Company sponsors entities to which it transfers tax-advantaged investments. The Company's investments in these entities are designed to generate a return primarily through the realization of federal and state income tax credits over specified time periods. The Company realized federal and state income tax credits related to these investments of $713 million, $685 million and $556 million for the years ended December 31, 2010, 2009 and 2008, respectively. The Company amortizes its investments in these entities as the tax credits are realized. Tax credit amortization expense is recorded in tax expense for investments meeting certain characteristics, and in other noninterest expense for other investments. Amortization expense recorded in tax expense was $228 million, $265 million and $213 million, and in other noninterest expense was $546 million, $436 million and $311 million for the years ended December 31, 2010, 2009 and 2008, respectively.

As a result of adopting new accounting guidance, the Company consolidated certain community development and tax-advantaged investment entities on January 1, 2010 that it had not previously consolidated. The consolidation of these VIEs increased assets and liabilities by approximately $1.0 billion. The equity impact of consolidating these VIEs was a $9 million decrease, which represented the recognition of noncontrolling interests in the consolidated VIEs. At December 31, 2010, approximately $3.5 billion of the Company's assets and liabilities related to community development and tax-advantaged investment VIEs. The majority of the assets of these consolidated VIEs are reported in other assets, and the liabilities are reported in long-term debt on the consolidated balance sheet. The assets of a particular VIE are the primary source of funds to settle its obligations. The creditors of the VIEs do not have recourse to the general credit of the Company. The Company's exposure to the consolidated VIEs is generally limited to the carrying value of its variable interests plus any related tax credits previously recognized.

The Company also deconsolidated certain community development and tax-advantaged investment entities as a result of adopting the new accounting guidance, principally because the Company did not have power to direct the activities that most significantly impact the VIEs. The deconsolidation of these VIEs resulted in an $84 million decrease in assets and $77 million decrease in liabilities. The deconsolidation also resulted in a $7 million decrease to equity, which was principally the removal of the noncontrolling interests in these VIEs.

In addition, the Company sponsors a conduit to which it previously transferred high-grade investment securities. Under accounting rules effective prior to January 1, 2010, the Company was not the primary beneficiary of the conduit as it did not absorb the majority of the conduit's expected losses or residual returns. Under the new accounting guidance, the Company consolidated the conduit on January 1, 2010, because of its ability to manage the activities of the conduit. Consolidation of the conduit increased held-to-maturity investment securities $.6 billion, decreased loans $.7 billion, and reduced retained earnings $73 million. At December 31, 2010, $.4 billion of the held-to-maturity investment securities on the Company's consolidated balance sheet related to the conduit.

The Company also sponsors a municipal bond securities tender option bond program. The Company controls the activities of the program's entities, is entitled to the residual returns and provides credit, liquidity and remarketing arrangements to the program. As a result, the Company has consolidated the program's entities since its inception. At December 31, 2010, and December 31, 2009, $5.6 billion of available-for-sale securities and $5.7 billion of short-term borrowings on the consolidated balance sheet were related to the tender option bond program.

The Company is not required to consolidate other VIEs in which it has concluded it does not have a controlling financial interest, and thus is not the primary beneficiary. In such cases, the Company does not have both the power to direct the entities' most significant activities and the obligation to absorb losses or right to receive benefits that could potentially be significant to the VIEs. The Company's investments in unconsolidated VIEs ranged from less than $1 million to $41 million, with an aggregate amount of approximately $2.0 billion at December 31, 2010, and from less than $1 million to $63 million, with an aggregate amount of $2.4 billion at December 31, 2009. The Company's investments in these unconsolidated VIEs generally are carried in other assets on the balance sheet. While the Company believes potential losses from these investments are remote, the Company's maximum exposure to these unconsolidated VIEs, including any tax implications, was approximately $5.0 billion at December 31, 2010, compared with $4.7 billion at December 31, 2009. This maximum exposure is determined by assuming a scenario where the separate investments within the individual private funds were to become worthless, and the community-based business and housing projects and related tax credits completely failed and did not meet certain government compliance requirements.

Note 9 PREMISES AND EQUIPMENT

Premises and equipment at December 31 consisted of the following:

(Dollars in Millions)	2010	2009
Land	$ 516	$ 460
Buildings and improvements	3,073	2,923
Furniture, fixtures and equipment	2,791	2,643
Capitalized building and equipment leases	88	82
Construction in progress	50	21
	6,518	6,129
Less accumulated depreciation and amortization	(4,031)	(3,866)
Total	$ 2,487	$ 2,263

Note 10 MORTGAGE SERVICING RIGHTS

The Company serviced $173.9 billion of residential mortgage loans for others at December 31, 2010, and $150.8 billion at December 31, 2009. The net impact included in mortgage banking revenue of assumption changes on the fair value of MSRs and fair value changes of derivatives used to economically hedge MSR value changes was a net gain of $139 million for the year ended December 31, 2010, compared with a net gain of $147 million and a net loss of $122 million for the years ended December 31, 2009 and 2008, respectively. Loan servicing fees, not including valuation changes, included in mortgage banking revenue, were $600 million, $512 million and $404 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Changes in fair value of capitalized MSRs are summarized as follows:

Year Ended December 31 (Dollars in Millions)	2010	2009	2008
Balance at beginning of period	$1,749	$1,194	$1,462
Rights purchased	65	101	52
Rights capitalized	639	848	515
Changes in fair value of MSRs			
Due to change in valuation assumptions (a)	(249)	(15)	(592)
Other changes in fair value (b)	(367)	(379)	(243)
Balance at end of period	$1,837	$1,749	$1,194

(a) Principally reflects changes in discount rates and prepayment speed assumptions, primarily arising from interest rate changes.
(b) Primarily represents changes due to collection/realization of expected cash flows over time (decay).

The estimated sensitivity to changes in interest rates of the fair value of the MSRs portfolio and the related derivative instruments at December 31, 2010, was as follows:

	Down Scenario		Up Scenario	
(Dollars in Millions)	50 bps	25 bps	25 bps	50 bps
Net fair value	$6	$(5)	$5	$1

The fair value of MSRs and their sensitivity to changes in interest rates is influenced by the mix of the servicing portfolio and characteristics of each segment of the portfolio. The Company's servicing portfolio consists of the distinct portfolios of government-insured mortgages, conventional mortgages, and Mortgage Revenue Bond Programs ("MRBP"). The servicing portfolios are predominantly comprised of fixed-rate agency loans with limited adjustable-rate or jumbo mortgage loans. The MRBP division specializes in servicing loans made under state and local housing authority programs. These programs provide mortgages to low-income and moderate-income borrowers and are generally government-insured programs with a favorable rate subsidy, down payment and/or closing cost assistance.

A summary of the Company's MSRs and related characteristics by portfolio as of December 31 was as follows:

(Dollars in Millions)	2010 MRBP	2010 Government	2010 Conventional	2010 Total	2009 MRBP	2009 Government	2009 Conventional	2009 Total
Servicing portfolio	$12,646	$28,880	$132,393	$173,919	$11,915	$21,819	$117,049	$150,783
Fair market value	$ 166	$ 342	$ 1,329	$ 1,837	$ 173	$ 293	$ 1,283	$ 1,749
Value (bps) (a)	131	118	100	106	145	134	110	116
Weighted-average servicing fees (bps)	40	38	30	32	40	41	32	34
Multiple (value/servicing fees)	3.28	3.11	3.33	3.31	3.63	3.27	3.44	3.41
Weighted-average note rate	5.75%	5.35%	5.27%	5.32%	5.94%	5.68%	5.56%	5.61%
Age (in years)	4.1	2.2	2.7	2.7	3.8	2.1	2.5	2.5
Expected prepayment (constant prepayment rate)	12.3%	17.2%	16.2%	16.1%	12.4%	18.8%	16.6%	16.6%
Expected life (in years)	6.7	5.1	5.3	5.4	6.5	4.8	5.3	5.3
Discount rate	11.9%	11.4%	10.3%	10.6%	11.5%	11.3%	10.5%	10.7%

(a) Value is calculated as fair market value divided by the servicing portfolio.

Note 11 INTANGIBLE ASSETS

Intangible assets consisted of the following:

December 31 (Dollars in Millions)	Estimated Life (a)	Amortization Method (b)	Balance 2010	Balance 2009
Goodwill		(c)	$ 8,954	$ 9,011
Merchant processing contracts	9 years/8 years	SL/AC	421	473
Core deposit benefits	13 years/5 years	SL/AC	283	383
Mortgage servicing rights		(c)	1,837	1,749
Trust relationships	15 years/6 years	SL/AC	200	222
Other identified intangibles	9 years/5 years	SL/AC	472	579
Total			$12,167	$12,417

(a) Estimated life represents the amortization period for assets subject to the straight line method and the weighted average or life of the underlying cash flows amortization period for intangibles subject to accelerated methods. If more than one amortization method is used for a category, the estimated life for each method is calculated and reported separately.
(b) Amortization methods: SL = straight line method
AC = accelerated methods generally based on cash flows
(c) Goodwill is evaluated for impairment, but not amortized. Mortgage servicing rights are recorded at fair value, and are not amortized.

Aggregate amortization expense consisted of the following:

Year Ended December 31 (Dollars in Millions)	2010	2009	2008
Merchant processing contracts	$102	$117	$136
Core deposit benefits	102	103	67
Trust relationships	49	62	68
Other identified intangibles	114	105	84
Total	$367	$387	$355

The estimated amortization expense for the next five years is as follows:

(Dollars in Millions)	
2011	$291
2012	243
2013	200
2014	152
2015	118

The following table reflects the changes in the carrying value of goodwill for the years ended December 31, 2010 and 2009:

(Dollars in Millions)	Wholesale Banking and Commercial Real Estate	Consumer and Small Business Banking	Wealth Management and Securities Services	Payment Services	Treasury and Corporate Support	Consolidated Company
Balance at December 31, 2008	$1,475	$3,283	$1,512	$2,301	$–	$8,571
Goodwill acquired	130	243	3	46	–	422
Other (a)	–	–	–	18	–	18
Balance at December 31, 2009	$1,605	$3,526	$1,515	$2,365	$–	$9,011
Goodwill acquired	–	9	5	–	–	14
Disposal	–	–	(57)	–	–	(57)
Other (a)	–	–	–	(14)	–	(14)
Balance at December 31, 2010	$1,605	$3,535	$1,463	$2,351	$–	$8,954

(a) Other changes in goodwill include the effect of foreign exchange translation.

Note 12 SHORT-TERM BORROWINGS (a)

The following table is a summary of short-term borrowings for the last three years:

	2010		2009		2008	
(Dollars in Millions)	Amount	Rate	Amount	Rate	Amount	Rate
At year-end						
Federal funds purchased	$ 776	.17%	$ 1,329	.11%	$ 2,369	.17%
Securities sold under agreements to repurchase	9,261	2.70	8,866	2.82	9,493	2.65
Commercial paper	15,885	.20	14,608	.17	10,061	.22
Other short-term borrowings	6,635	.59	6,509	.48	12,060	1.87
Total	$32,557	.99%	$31,312	.98%	$33,983	1.48%
Average for the year						
Federal funds purchased (b)	$ 2,180	10.09%	$ 2,457	8.22%	$ 3,834	5.19%
Securities sold under agreements to repurchase	9,211	2.75	8,915	2.84	11,982	3.07
Commercial paper	15,349	.20	10,924	.32	10,532	1.91
Other short-term borrowings	6,979	.75	6,853	.89	11,889	3.16
Total	$33,719	1.65%	$29,149	1.89%	$38,237	2.99%
Maximum month-end balance						
Federal funds purchased	$ 6,034		$ 6,352		$ 9,681	
Securities sold under agreements to repurchase	9,261		9,154		15,198	
Commercial paper	15,981		14,608		11,440	
Other short-term borrowings	8,700		9,550		17,642	

(a) Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.
(b) Average federal funds purchased rates include compensation expense for corporate card and corporate trust balances.

Note 13 LONG-TERM DEBT

Long-term debt (debt with original maturities of more than one year) at December 31 consisted of the following:

(Dollars in Millions)	Rate Type	Rate (a)	Maturity Date	2010	2009
U.S. Bancorp (Parent Company)					
Subordinated notes	Fixed	7.50%	2026	$ 199	$ 199
Convertible senior debentures	Floating	–%	2035	–	24
	Floating	–%	2035	10	447
	Floating	–%	2036	64	64
	Floating	–%	2037	21	21
Medium-term notes	Fixed	1.125%-4.20%	2012-2015	8,280	4,880
	Floating	.66%	2012	500	4,435
Junior subordinated debentures	Fixed	5.54%-10.20%	2031-2067	3,985	4,559
Capitalized lease obligations, mortgage indebtedness and other (b)				(22)	(91)
Subtotal				13,037	14,538
Subsidiaries					
Subordinated notes	Fixed	6.375%	2011	1,500	1,500
	Fixed	6.30%	2014	963	963
	Fixed	4.95%	2014	1,000	1,000
	Fixed	4.80%	2015	500	500
	Fixed	3.80%	2015	–	369
	Fixed	4.375%	2017	1,348	1,348
	Fixed	3.778%	2020	500	–
	Floating	.57%	2014	550	550
Federal Home Loan Bank advances	Fixed	.50%-8.25%	2011-2026	4,101	4,234
	Floating	.30%-.98%	2012-2017	4,332	6,833
Bank notes	Fixed	5.92%	2012	125	199
	Floating	.04%-.51%	2012-2048	1,157	213
Capitalized lease obligations, mortgage indebtedness and other (b)				2,424	333
Subtotal				18,500	18,042
Total				$31,537	$32,580

(a) Weighted-average interest rates of medium-term notes, Federal Home Loan Bank advances and bank notes were 2.26 percent, 2.30 percent and .98 percent, respectively.
(b) Other includes debt related to consolidated community development and tax-advantaged investment VIEs, debt issuance fees, and unrealized gains and losses and deferred amounts relating to derivative instruments.

Convertible senior debentures issued by the Company pay interest on a quarterly basis until a specified period of time (five or nine years prior to the applicable maturity date). After this date, the Company will not pay interest on the debentures prior to maturity. On the maturity date or on any earlier redemption date, the holder will receive the original principal plus accrued interest. The debentures are convertible at any time on or prior to the maturity date. If the convertible senior debentures are converted, holders of the debentures will generally receive cash up to the accreted principal amount of the debentures plus, if the market price of the Company's stock exceeds the conversion price in effect on the date of conversion, a number of shares of the Company's common stock, or an equivalent amount of cash at the Company's option, as determined in accordance with specified terms. The convertible senior debentures are callable by the Company and putable by the investors at a price equal to 100 percent of the accreted principal amount plus accrued and unpaid interest. During 2010, investors elected to put debentures with a principal amount of $461 million back to the company. At December 31, 2010, the weighted average conversion price per share for all convertible issuances was $42.33.

During 2010, the Company redeemed $575 million of fixed-rate junior subordinated debentures issued to a wholly-owned trust formed for the purpose of issuing redeemable Income Trust Securities ("ITS") to third-party investors. During 2009, the Company issued $501 million of fixed-rate junior subordinated debentures to a separately formed wholly-owned trust for the purpose of issuing Company-obligated mandatorily redeemable preferred securities at an interest rate of 6.625 percent. Refer to Note 14, "Junior Subordinated Debentures" for further information on the nature and terms of these debentures. There were no issuances of junior subordinated debentures in 2010. There were no redemptions of junior subordinated debentures in 2009.

The Company has an arrangement with the Federal Home Loan Bank whereby the Company could have borrowed an additional $18.7 billion and $17.3 billion at December 31, 2010 and 2009, respectively, based on collateral available (residential and commercial mortgages).

Maturities of long-term debt outstanding at December 31, 2010, were:

(Dollars in Millions)	Parent Company	Consolidated
2011	$ 3	$ 1,949
2012	2,653	7,018
2013	2,847	3,351
2014	1,498	4,295
2015	1,746	3,050
Thereafter	4,290	11,874
Total	$13,037	$31,537

Note 14 JUNIOR SUBORDINATED DEBENTURES

As of December 31, 2010, the Company sponsored, and wholly owned 100 percent of the common equity of, ten unconsolidated trusts that were formed for the purpose of issuing Company-obligated mandatorily redeemable preferred securities ("Trust Preferred Securities") to third-party investors and investing the proceeds from the sale of the Trust Preferred Securities solely in junior subordinated debt securities of the Company (the "Debentures"). The Debentures held by the trusts, which totaled $4 billion, are the sole assets of each trust. The Company's obligations under the Debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of the obligations of the trusts. The guarantee covers the distributions and payments on liquidation or redemption of the Trust Preferred Securities, but only to the extent of funds held by the trusts. The Company has the right to redeem the Debentures in whole or in part, on or after specific dates, at a redemption price specified in the indentures plus any accrued but unpaid interest to the redemption date. The Company used the proceeds from the sales of the Debentures for general corporate purposes.

In connection with the formation of USB Capital IX, the trust issued redeemable ITS to third-party investors, investing the proceeds in Debentures issued by the Company and entered into stock purchase contracts to purchase preferred stock to be issued by the Company in the future. During 2010, the Company exchanged depositary shares representing an ownership interest in the Company's Series A Non-Cumulative Perpetual Preferred Stock ("Series A Preferred Stock") for a portion of the ITS issued by USB Capital IX, redeemed $575 million of the Debentures and cancelled a pro-rata portion of the stock purchase contracts. The Company is required to make contract payments on the remaining stock purchase contracts of .65 percent, payable semi-annually, through a specified stock purchase date expected to be April 15, 2011. Subsequent to December 31, 2010, the remaining Debentures were sold to third-party investors to generate cash proceeds to be used to purchase the Company's Series A Preferred Stock pursuant to the stock purchase contracts.

The following table is a summary of the Debentures included in long-term debt as of December 31, 2010:

Issuance Trust (Dollars in Millions)	Issuance Date	Securities Amount	Debentures Amount	Rate Type	Rate	Maturity Date	Earliest Redemption Date
USB Capital XIII	December 2009	$ 500	$ 501	Fixed	6.63	December 2039	December 15, 2014
USB Capital XII	February 2007	535	536	Fixed	6.30	February 2067	February 15, 2012
USB Capital XI	August 2006	765	766	Fixed	6.60	September 2066	September 15, 2011
USB Capital X	April 2006	500	501	Fixed	6.50	April 2066	April 12, 2011
USB Capital IX	March 2006	675	676	Fixed	5.54	April 2042	April 15, 2015
USB Capital VIII	December 2005	375	387	Fixed	6.35	December 2065	December 29, 2010
USB Capital VII	August 2005	300	309	Fixed	5.88	August 2035	August 15, 2010
USB Capital VI	March 2005	275	284	Fixed	5.75	March 2035	March 9, 2010
Vail Banks Statutory Trust II	March 2001	7	8	Fixed	10.18	June 2031	June 8, 2011
Vail Banks Statutory Trust I	February 2001	17	17	Fixed	10.20	February 2031	February 22, 2011
Total		$3,949	$3,985				

Note 15 SHAREHOLDERS' EQUITY

At December 31, 2010 and 2009, the Company had authority to issue 4 billion shares of common stock and 50 million shares of preferred stock. The Company had 1.9 billion shares of common stock outstanding at December 31, 2010 and 2009, and had 162 million shares reserved for future issuances, primarily under stock option plans and shares that may be issued in connection with the Company's convertible senior debentures, at December 31, 2010.

The number of shares issued and outstanding and the carrying amount of each outstanding series of the Company's preferred stock was as follows:

December 31 (Dollars in Millions)	2010				2009			
	Shares Issued and Outstanding	Liquidation Preference	Discount	Carrying Amount	Shares Issued and Outstanding	Liquidation Preference	Discount	Carrying Amount
Series A	5,746	$ 575	$145	$ 430	–	$ –	$–	$ –
Series B	40,000	1,000	–	1,000	40,000	1,000	–	1,000
Series D	20,000	500	–	500	20,000	500	–	500
Total preferred stock (a)	65,746	$2,075	$145	$1,930	60,000	$1,500	$–	$1,500

(a) The par value of all shares issued and outstanding at December 31, 2010 and 2009, was $1.00 a share.

The depositary shares issued by the Company in exchange for the USB Capital IX ITS represent an ownership interest in 5,746 shares of Series A Preferred Stock and have a liquidation preference of $100,000 per share. The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable semi-annually, in arrears, at a rate per annum equal to 7.189 percent through a specified stock purchase date for the remaining untendered ITS expected to be April 15, 2011, and thereafter, payable quarterly, at a rate per annum equal to the greater of three-month LIBOR plus 1.02 percent or 3.50 percent. The Series A Preferred Stock is redeemable at the Company's option subsequent to the stock purchase date, subject to prior approval by the Federal Reserve Board.

On November 14, 2008, the Company issued 6.6 million shares of Series E Fixed Rate Cumulative Perpetual Preferred Stock (the "Series E Preferred Stock") and a warrant to purchase 33 million shares of the Company's common stock, at a price of $30.29 per common share, to the U.S. Department of the Treasury under the Capital Purchase Program of the Emergency Economic Stabilization Act of 2008 for proceeds of $6.6 billion. The Company allocated $172 million of the proceeds to the warrant, with the resulting discount on the Series E Preferred Stock being accreted over five years and reported as a reduction to income applicable to common equity over that period. On June 17, 2009, the Company redeemed the Series E Preferred Stock. The Company included in its computation of earnings per diluted common share for the year ended December 31, 2009 the impact of a deemed dividend of $154 million, representing the unaccreted preferred stock discount remaining on the redemption date. On July 15, 2009, the Company repurchased the warrant from the U.S. Department of the Treasury for $139 million.

On March 27, 2006, the Company issued depositary shares representing an ownership interest in 40,000 shares of Series B Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the "Series B Preferred Stock"), and on March 17, 2008, the Company issued depositary shares representing an ownership interest in 20,000 shares of Series D Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the "Series D Preferred Stock"). The Series B Preferred Stock and Series D Preferred Stock have no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to the greater of three-month LIBOR plus .60 percent, or 3.50 percent on the Series B Preferred Stock, and 7.875 percent per annum on the Series D Preferred Stock. Both series are redeemable at the Company's option, on or after specific dates, subject to the prior approval of the Federal Reserve Board.

During 2010, 2009 and 2008, the Company repurchased shares of its common stock under various authorizations approved by its Board of Directors. As of December 31, 2010, the Company had approximately 20 million shares that may yet be purchased under the current Board of Director approved authorization.

The following table summarizes the Company's common stock repurchased in each of the last three years:

(Dollars and Shares in Millions)	Shares	Value
2010	1	$16
2009	–	4
2008	2	91

Shareholders' equity is affected by transactions and valuations of asset and liability positions that require adjustments to accumulated other comprehensive income (loss). The reconciliation of the transactions affecting accumulated other comprehensive income (loss) included in shareholders' equity for the years ended December 31, is as follows:

(Dollars in Millions)	Transactions Pre-tax	Transactions Tax-effect	Transactions Net-of-tax	Balances Net-of-Tax
2010				
Changes in unrealized gains and losses on securities available-for-sale	$ 432	$ (163)	$ 269	$ (213)
Other-than-temporary impairment not recognized in earnings on securities available-for-sale	(66)	25	(41)	–
Unrealized loss on derivative hedges	(145)	56	(89)	(408)
Foreign currency translation	24	(10)	14	(39)
Realized loss on derivative hedges	–	–	–	(6)
Reclassification for realized gains	(75)	29	(46)	–
Change in retirement obligation	(150)	58	(92)	(803)
Total	$ 20	$ (5)	$ 15	$(1,469)
2009				
Changes in unrealized gains and losses on securities available-for-sale	$ 2,131	$ (810)	$ 1,321	$ (393)
Other-than-temporary impairment not recognized in earnings on securities available-for-sale	(402)	153	(249)	–
Unrealized gain on derivative hedges	516	(196)	320	(319)
Foreign currency translation	40	(15)	25	(53)
Realized loss on derivative hedges	–	–	–	(8)
Reclassification for realized losses	456	(173)	283	–
Change in retirement obligation	290	(111)	179	(711)
Total	$ 3,031	$(1,152)	$ 1,879	$(1,484)
2008				
Changes in unrealized gains and losses on securities available-for-sale	$(2,729)	$ 1,037	$(1,692)	$(1,745)
Unrealized loss on derivative hedges	(722)	274	(448)	(639)
Foreign currency translation	(117)	45	(72)	(78)
Realized loss on derivative hedges	(15)	6	(9)	(11)
Reclassification for realized losses	1,020	(388)	632	–
Change in retirement obligation	(1,357)	519	(838)	(890)
Total	$(3,920)	$ 1,493	$(2,427)	$(3,363)

Regulatory Capital The measures used to assess capital by bank regulatory agencies include two principal risk-based ratios, Tier 1 and total risk-based capital. Tier 1 capital is considered core capital and includes common shareholders' equity plus qualifying preferred stock, trust preferred securities and noncontrolling interests in consolidated subsidiaries (subject to certain limitations), and is adjusted for the aggregate impact of certain items included in other comprehensive income (loss). Total risk-based capital includes Tier 1 capital and other items such as subordinated debt and the allowance for credit losses. Both measures are stated as a percentage of risk-adjusted assets, which are measured based on their perceived credit risk and include certain off-balance sheet exposures, such as unfunded loan commitments, letters of credit, and derivative contracts. The Company is also subject to a leverage ratio requirement, a non risk-based asset ratio, which is defined as Tier 1 capital as a percentage of average assets adjusted for goodwill and other non-qualifying intangibles and other assets.

For a summary of the regulatory capital requirements and the actual ratios as of December 31, 2010 and 2009, for the Company and its bank subsidiaries, see Table 20 included in Management's Discussion and Analysis, which is incorporated by reference into these Notes to Consolidated Financial Statements.

The following table provides the components of the Company's regulatory capital:

(Dollars in Millions)	December 31 2010	2009
Tier 1 Capital		
Common shareholders' equity	$ 27,589	$ 24,463
Qualifying preferred stock	1,930	1,500
Qualifying trust preferred securities	3,949	4,524
Noncontrolling interests, less preferred stock not eligible for Tier 1 capital	692	692
Less intangible assets		
Goodwill (net of deferred tax liability)	(8,337)	(8,482)
Other disallowed intangible assets	(1,097)	(1,322)
Other (a)	1,221	1,235
Total Tier 1 Capital	25,947	22,610
Tier 2 Capital		
Eligible portion of allowance for credit losses	3,125	2,969
Eligible subordinated debt	3,943	4,874
Other	18	5
Total Tier 2 Capital	7,086	7,848
Total Risk Based Capital	$ 33,033	$ 30,458
Risk-Weighted Assets	$247,619	$235,233

(a) Includes the impact of items included in other comprehensive income (loss), such as unrealized gains (losses) on available-for-sale securities, accumulated net gains on cash flow hedges, pension liability adjustments, etc.

Noncontrolling interests principally represent preferred stock of consolidated subsidiaries. During 2006, the Company's primary banking subsidiary formed USB Realty Corp., a real estate investment trust, for the purpose of issuing 5,000 shares of Fixed-to-Floating Rate Exchangeable Non-cumulative Perpetual Series A Preferred Stock with a liquidation preference of $100,000 per share ("Series A Preferred Securities") to third-party investors, and investing the proceeds in certain assets, consisting predominately of mortgage-backed securities from the Company. Dividends on the Series A Preferred Securities, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum of 6.091 percent from December 22, 2006 to, but excluding, January 15, 2012. After January 15, 2012, the rate will be equal to three-month LIBOR for the related dividend period plus 1.147 percent. If USB Realty Corp. has not declared a dividend on the Series A Preferred Securities before the dividend payment date for any dividend period, such dividend shall not be cumulative and shall cease to accrue and be payable, and USB Realty Corp. will have no obligation to pay dividends accrued for such dividend period, whether or not dividends on the Series A Preferred Securities are declared for any future dividend period.

The Series A Preferred Securities will be redeemable, in whole or in part, at the option of USB Realty Corp. on the dividend payment date occurring in January 2012 and each fifth anniversary thereafter, or in whole but not in part, at the option of USB Realty Corp. on any dividend date before or after January 2012 that is not a five-year date. Any redemption will be subject to the approval of the Office of the Comptroller of the Currency.

Note 16 EARNINGS PER SHARE

The components of earnings per share were:

(Dollars and Shares in Millions, Except Per Share Data)	2010	2009	2008
Net income attributable to U.S. Bancorp	$3,317	$2,205	$2,946
Preferred dividends	(89)	(228)	(119)
Equity portion of gain on ITS exchange transaction, net of tax	118	–	–
Accretion of preferred stock discount	–	(14)	(4)
Deemed dividend on preferred stock redemption	–	(154)	–
Earnings allocated to participating stock awards	(14)	(6)	(4)
Net income applicable to U.S. Bancorp common shareholders	$3,332	$1,803	$2,819
Average common shares outstanding	1,912	1,851	1,742
Net effect of the exercise and assumed purchase of stock awards and conversion of outstanding convertible notes	9	8	14
Average diluted common shares outstanding	1,921	1,859	1,756
Earnings per common share	$ 1.74	$ .97	$ 1.62
Diluted earnings per common share	$ 1.73	$ .97	$ 1.61

Options and warrants outstanding at December 31, 2010, 2009 and 2008, to purchase 56 million, 70 million and 67 million common shares, respectively, were not included in the computation of diluted earnings per share for the years ended December 31, 2010, 2009 and 2008, respectively, because they were antidilutive. Convertible senior debentures that could potentially be converted into shares of the Company's common stock pursuant to specified formulas, were not included in the computation of diluted earnings per share because they were antidilutive.

Note 17 EMPLOYEE BENEFITS

Employee Retirement Savings Plan The Company has a defined contribution retirement savings plan that covers substantially all its employees. Qualified employees are allowed to contribute up to 75 percent of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested, at the employees' direction, among a variety of investment alternatives. Employee contributions are 100 percent matched by the Company, up to four percent of an employee's eligible annual compensation. The Company's matching contribution vests immediately. Although the matching contribution is initially invested in the Company's common stock, an employee can reinvest the matching contribution among various investment alternatives. Total expense was $96 million, $78 million and $76 million in 2010, 2009 and 2008, respectively.

Pension Plans The Company has qualified noncontributory defined benefit pension plans that provide benefits to substantially all its employees. Pension benefits are provided to eligible employees based on years of service, multiplied by a percentage of their final average pay. As a result of plan mergers, pension benefits may also be provided using two cash balance benefit formulas where only investment or interest credits continue to be credited to participants' accounts. Employees become vested upon completing five years of vesting service. Effective January 1, 2010, the Company established a new cash balance formula for certain current and all future eligible employees. Participants receive annual pay credits based on eligible pay multiplied by a percentage determined by their age and years of service. Participants also receive an annual interest credit. This new plan formula resulted in a $35 million reduction of the 2009 projected benefit obligation.

In general, the Company's qualified pension plans' objectives include maintaining a funded status sufficient to meet participant benefit obligations over time while reducing long-term funding requirements and pension costs. The Company has an established process for evaluating all the plans, their performance and significant plan assumptions, including the assumed discount rate and the long-term rate of return ("LTROR"). Annually, the Company's Compensation and Human Resources Committee (the "Committee"), assisted by outside consultants, evaluates plan objectives, funding policies and plan investment policies considering its long-term investment time horizon and asset allocation strategies. The process also evaluates significant plan assumptions. Although plan assumptions are established annually, the Company may update its analysis on an interim basis in order to be responsive to significant events that occur during the year, such as plan mergers and amendments.

The Company's funding policy is to contribute amounts to its plans sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended by the Pension Protection Act, plus such additional amounts as the Company determines to be appropriate. The Company made no contributions to the qualified pension plans in 2010 or 2009, and anticipates no contributions in 2011. Any contributions made to the qualified plans are invested in accordance with established investment policies and asset allocation strategies.

In addition to the funded qualified pension plans, the Company maintains non-qualified plans that are unfunded and provide benefits to certain employees. The assumptions used in computing the present value of the accumulated benefit obligation, the projected benefit obligation and net pension expense are substantially consistent with those assumptions used for the funded qualified plans. In 2011, the Company expects to contribute $24 million to its non-qualified pension plans which equals the expected benefit payments.

Postretirement Welfare Plan In addition to providing pension benefits, the Company provides health care and death benefits to certain retired employees. Generally, all active employees may become eligible for retiree health care benefits by meeting defined age and service requirements. The Company may also subsidize the cost of coverage for employees meeting certain age and service requirements. The medical plan contains other cost-sharing features such as deductibles and coinsurance. The estimated cost of these retiree benefit payments is accrued during the employees' active service. In 2011, the Company expects to make no contributions to its postretirement welfare plan.

The following table summarizes the changes in benefit obligations and plan assets for the years ended December 31, and the funded status and amounts recognized in the consolidated balance sheet at December 31 for the retirement plans:

(Dollars in Millions)	Pension Plans 2010	Pension Plans 2009	Postretirement Welfare Plan 2010	Postretirement Welfare Plan 2009
Change In Projected Benefit Obligation				
Benefit obligation at beginning of measurement period	$ 2,496	$ 2,368	$186	$176
Service cost	93	80	7	6
Interest cost	155	152	11	11
Plan participants' contributions	–	–	11	10
Plan amendments	–	(35)	–	–
Actuarial loss (gain)	309	49	(11)	6
Benefit payments	(124)	(118)	(25)	(26)
Federal subsidy on benefits paid	–	–	2	3
Benefit obligation at end of measurement period (a)	$ 2,929	$ 2,496	$181	$186
Change In Fair Value Of Plan Assets				
Fair value at beginning of measurement period	$ 2,089	$ 1,699	$144	$158
Actual return on plan assets	321	489	–	1
Employer contributions	19	19	1	1
Plan participants' contributions	–	–	11	10
Benefit payments	(124)	(118)	(25)	(26)
Fair value at end of measurement period	$ 2,305	$ 2,089	$131	$144
Funded (Unfunded) Status	$ (624)	$ (407)	$ (50)	$ (42)
Components Of The Consolidated Balance Sheet				
Noncurrent benefit asset	$ 6	$ 5	$ –	$ –
Current benefit liability	(24)	(21)	–	–
Noncurrent benefit liability	(606)	(391)	(50)	(42)
Recognized amount	$ (624)	$ (407)	$ (50)	$ (42)
Accumulated Other Comprehensive Income (Loss), Pretax				
Net actuarial gain (loss)	$(1,398)	$(1,259)	$ 63	$ 62
Net prior service credit (cost)	35	47	1	2
Net transition asset (obligation)	–	–	(1)	(2)
Recognized amount	$(1,363)	$(1,212)	$ 63	$ 62

(a) At December 31, 2010 and 2009, the accumulated benefit obligation for all pension plans was $2.7 billion and $2.4 billion, respectively.

The following table provides information for pension plans with benefit obligations in excess of plan assets at December 31:

(Dollars in Millions)	2010	2009
Pension Plans with Projected Benefit Obligations in Excess of Plan Assets		
Projected benefit obligation	$2,895	$2,464
Fair value of plan assets	2,265	2,052
Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets		
Accumulated benefit obligation	2,698	2,349
Fair value of plan assets	2,265	2,052

The following table sets forth the components of net periodic benefit cost and other amounts recognized in accumulated other comprehensive income (loss) for the years ended December 31 for the retirement plans:

(Dollars in Millions)	Pension Plans 2010	Pension Plans 2009	Pension Plans 2008	Postretirement Welfare Plan 2010	Postretirement Welfare Plan 2009	Postretirement Welfare Plan 2008
Components Of Net Periodic Benefit Cost						
Service cost	$ 93	$ 80	$ 76	$ 7	$ 6	$ 6
Interest cost	155	152	141	11	11	12
Expected return on plan assets	(215)	(215)	(224)	(5)	(5)	(6)
Prior service cost (credit) and transition obligation (asset) amortization	(12)	(6)	(6)	–	–	–
Actuarial loss (gain) amortization	64	49	32	(5)	(7)	(4)
Net periodic benefit cost	$ 85	$ 60	$ 19	$ 8	$ 5	$ 8
Other Changes In Plan Assets And Benefit Obligations Recognized In Other Comprehensive Income (Loss)						
Net actuarial gain (loss) arising during the year	$(203)	$ 230	$(1,419)	$ 6	$(11)	$35
Net actuarial loss (gain) amortized during the year	64	49	32	(5)	(7)	(4)
Net prior service credit (cost) arising during the year	–	35	–	–	–	–
Net prior service cost (credit) and transition obligation (asset) amortized during the year	(12)	(6)	(6)	–	–	–
Total recognized in other comprehensive income (loss)	$(151)	$ 308	$(1,393)	$ 1	$(18)	$31
Total recognized in net periodic benefit cost and other comprehensive income (loss) (a)(b)	$(236)	$ 248	$(1,412)	$ (7)	$(23)	$23

(a) The pretax estimated actuarial loss (gain) and prior service cost (credit) for the pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2011 are $125 million and $(9) million, respectively.
(b) The pretax estimated actuarial loss (gain) for the postretirement welfare plan that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2011 is $(6) million.

The following table sets forth weighted average assumptions used to determine the projected benefit obligations at December 31:

(Dollars in Millions)	Pension Plans 2010	Pension Plans 2009	Postretirement Welfare Plan 2010	Postretirement Welfare Plan 2009
Discount rate (a)	5.7%	6.2%	4.9%	5.6%
Rate of compensation increase (b)	4.0	3.0	*	*
Health care cost trend rate for the next year (c)				
Prior to age 65			8.0%	8.0%
After age 65			14.0	14.0
Effect on accumulated postretirement benefit obligation				
One percent increase			$ 10	$ 8
One percent decrease			(9)	(8)

(a) For 2010, the discount rates were developed using Towers Watson's cash flow matching bond model with a modified duration for the qualified pension plans, non-qualified pension plans and postretirement welfare plan of 14.0, 11.0 and 7.7 years, respectively. For 2009, the discount rates were developed using Towers Watson's cash flow matching bond model with a modified duration for the qualified pension plans, non-qualified pension plans and postretirement welfare plan of 13.4, 10.5 and 8.2 years, respectively.
(b) Determined on a liability weighted basis.
(c) The pre-65 and post-65 rates are assumed to decrease gradually to 5.5 percent by 2017 and 6.0 percent by 2015, respectively, and remain at these levels thereafter.
* *Not applicable*

The following table sets forth weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:

(Dollars in Millions)	Pension Plans			Postretirement Welfare Plan		
	2010	2009	2008	2010	2009	2008
Discount rate (a)	6.2%	6.4%	6.3%	5.6%	6.3%	6.1%
Expected return on plan assets (b)	8.5	8.5	8.9	3.5	3.5	3.5
Rate of compensation increase (c)	3.0	3.0	3.2	*	*	*
Health care cost trend rate (d)						
Prior to age 65				8.0%	7.0%	8.0%
After age 65				14.0	21.0	9.0
Effect on total of service cost and interest cost						
One percent increase				$ –	$ 1	$ 1
One percent decrease				–	(1)	(1)

(a) See footnote (a) in previous table (weighted average assumptions used to determine the projected benefit obligations).
(b) With the help of an independent pension consultant, a range of potential expected rates of return, economic conditions, historical performance relative to assumed rates of return and asset allocation, and peer group LTROR information are used in developing the plan assumptions for its expected long-term rates of return on plan assets. The Company determined its 2010 expected long-term rates of return reflect current economic conditions and plan assets.
(c) Determined on a liability weighted basis.
(d) The pre-65 and post-65 rates are assumed to decrease gradually to 5.5 percent by 2017 and 6.0 percent by 2015, respectively, and remain at these levels thereafter.
* *Not applicable*

Investment Policies and Asset Allocation In establishing its investment policies and asset allocation strategies, the Company considers expected returns and the volatility associated with different strategies. An independent consultant performs modeling that projects numerous outcomes using a broad range of possible scenarios, including a mix of possible rates of inflation and economic growth. Starting with current economic information, the model bases its projections on past relationships between inflation, fixed income rates and equity returns when these types of economic conditions have existed over the previous 30 years, both in the U.S. and in foreign countries.

Generally, based on historical performance of the various investment asset classes, investments in equities have outperformed other investment classes but are subject to higher volatility. While an asset allocation including debt securities and other assets generally has lower volatility and may provide protection in a declining interest rate environment, it limits the pension plans' long-term up-side potential. Given the pension plans' investment horizon and the financial viability of the Company to meet its funding objectives, the Committee has determined that an asset allocation strategy investing principally in equities diversified among various domestic equity categories and international equities is appropriate. The target asset allocation for the Company's qualified pension plans is 55 percent domestic large cap equities, 19 percent domestic mid cap equities, 6 percent domestic small cap equities and 20 percent international equities.

At December 31, 2010 and 2009, plan assets of the qualified pension plans included mutual funds that have asset management arrangements with related parties totaling $512 million and $1.1 billion, respectively.

Under a contractual agreement with U.S. Bancorp Asset Management, Inc., an affiliate of the Company, certain plan assets are lent to qualified borrowers on a short-term basis in exchange for investment fee income. These borrowers collateralize the loaned securities with either cash or non-cash securities. Cash collateral held at December 31, 2010 and 2009 totaled $232 million and $121 million, respectively, with corresponding obligations to return the cash collateral of $240 million and $131 million, respectively.

Per authoritative accounting guidance, the Company groups plan assets into a three-level hierarchy for valuation techniques used to measure their fair value based on whether the valuation inputs are observable or unobservable. Refer to Note 21 for further discussion on these levels.

The assets of the qualified pension plans and postretirement welfare plan include investments in equity securities and mutual funds whose fair values are determined based on quoted market prices and classified within Level 1 of the fair value hierarchy. The qualified pension plans also invest a majority of securities purchased with cash collateral from its securities lending arrangement in a money market mutual fund whose fair value is determined based on quoted prices in markets that are not active and therefore is classified as Level 2. Additionally, the qualified pension plans have investments in limited partnership interests and debt securities whose fair values are determined by the Company by analyzing the limited partnerships' audited financial statements and by averaging the prices obtained from independent pricing services, respectively. These securities are categorized as Level 3.

The following table summarizes the plans' investment assets measured at fair value at December 31:

	Pension Plans						Postretirement Welfare Plan	
	2010			2009			2010	2009
(Dollars in Millions)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 1
Domestic equity securities								
Large cap	$1,174	$ –	$ –	$1,056	$ –	$ –	$ –	$ –
Mid cap	373	–	–	397	–	–	–	–
Small cap	142	–	–	126	–	–	–	–
International equity securities	537	–	–	442	–	–	–	–
Debt securities	–	–	8	–	17	7	–	–
Real estate	51	–	–	40	–	–	–	–
Money market mutual fund	–	224	–	–	97	–	–	–
Cash and cash equivalents	30	–	–	22	–	–	131	144
Other	–	–	6	–	–	6	–	–
Total	$2,307	$224	$14	$2,083	$114	$13	$131	$144

The following table summarizes the changes in fair value for all plan investment assets measured at fair value using significant unobservable inputs (Level 3) for the years ended December 31:

	2010		2009	
(Dollars in Millions)	Debt Securities	Other	Debt Securities	Other
Balance at beginning of period	$ 7	$6	$ –	$ 9
Unrealized gains (losses) relating to assets still held at end of year	3	–	1	(3)
Purchases, sales, principal payments, issuances, and settlements	(2)	–	(3)	–
Transfers into level 3	–	–	9	–
Balance at end of period	$ 8	$6	$ 7	$ 6

The following benefit payments are expected to be paid from the retirement plans for the years ended December 31:

(Dollars in Millions)	Pension Plans	Postretirement Welfare Plan (a)	Medicare Part D Subsidy
2011	$148	$ 16	$2
2012	143	17	2
2013	149	19	3
2014	156	20	3
2015	162	21	3
2016 – 2020	917	104	–

(a) Net of retiree contributions and before Medicare Part D subsidy.

Note 18 STOCK-BASED COMPENSATION

As part of its employee and director compensation programs, the Company may grant certain stock awards under the provisions of the existing stock compensation plans, including plans assumed in acquisitions. The plans provide for grants of options to purchase shares of common stock at a fixed price equal to the fair value of the underlying stock at the date of grant. Option grants are generally exercisable up to ten years from the date of grant. In addition, the plans provide for grants of shares of common stock or stock units that are subject to restriction on transfer prior to vesting. Most stock and unit awards vest over three to five years and are subject to forfeiture if certain vesting requirements are not met. Stock incentive plans of acquired companies are generally terminated at the merger closing dates. Option holders under such plans receive the Company's common stock, or options to buy the Company's stock, based on the conversion terms of the various merger agreements. At December 31, 2010, there were 69 million shares (subject to adjustment for forfeitures) available for grant under various plans.

STOCK OPTION AWARDS

The following is a summary of stock options outstanding and exercised under various stock options plans of the Company:

Year Ended December 31	Stock Options/Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (In millions)
2010				
Number outstanding at beginning of period	88,379,469	$26.49		
Granted	5,417,631	23.98		
Exercised	(5,769,586)	19.38		
Cancelled (a)	(2,404,809)	27.03		
Number outstanding at end of period (b)	85,622,705	$26.80	5.5	$ 15
Exercisable at end of period	57,542,065	$28.28	4.4	$ (76)
2009				
Number outstanding at beginning of period	82,293,011	$29.08		
Granted	14,316,237	12.04		
Exercised	(1,085,328)	19.98		
Cancelled (a)	(7,144,451)	28.33		
Number outstanding at end of period (b)	88,379,469	$26.49	6.1	$(352)
Exercisable at end of period	50,538,048	$27.52	4.5	$(253)
2008				
Number outstanding at beginning of period	91,211,464	$27.22		
Granted	22,464,085	32.19		
Exercised	(28,528,238)	25.27		
Cancelled (a)	(2,854,300)	31.94		
Number outstanding at end of period (b)	82,293,011	$29.08	6.0	$(335)
Exercisable at end of period	43,787,801	$26.11	4.0	$ (48)

(a) Options cancelled includes both non-vested (i.e., forfeitures) and vested options.
(b) Outstanding options include stock-based awards that may be forfeited in future periods. The impact of the estimated forfeitures is reflected in compensation expense.

Stock-based compensation expense is based on the estimated fair value of the award at the date of grant or modification. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model, requiring the use of subjective assumptions. Because employee stock options have characteristics that differ from those of traded options, including vesting provisions and trading limitations that impact their liquidity, the determined value used to measure compensation expense may vary from their actual fair value. The following table includes the weighted average estimated fair value and assumptions utilized by the Company for newly issued grants:

	2010	2009	2008
Estimated fair value	$8.36	$3.39	$3.55
Risk-free interest rates	2.5%	1.8%	3.4%
Dividend yield	3.0%	4.2%	4.8%
Stock volatility factor	.47	.44	.19
Expected life of options (in years)	5.5	5.5	5.0

Expected stock volatility is based on several factors including the historical volatility of the Company's stock, implied volatility determined from traded options and other factors. The Company uses historical data to estimate option exercises and employee terminations to estimate the expected life of options. The risk-free interest rate for the expected life of the options is based on the U.S. Treasury yield curve in effect on the date of grant. The expected dividend yield is based on the Company's expected dividend yield over the life of the options.

The following summarizes certain stock option activity of the Company:

(Dollars in Millions)	2010	2009	2008
Fair value of options vested	$ 61	$74	$ 67
Intrinsic value of options exercised	35	3	262
Cash received from options exercised	112	22	651
Tax benefit realized from options exercised	13	1	99

To satisfy option exercises, the Company predominantly uses treasury stock.

Additional information regarding stock options outstanding as of December 31, 2010, is as follows:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Shares	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
$11.02 – $15.00	11,778,734	8.1	$11.43	2,304,680	$11.54
$15.01 – $20.00	3,951,661	1.5	19.03	3,730,778	19.11
$20.01 – $25.00	15,288,993	3.9	22.68	10,205,513	22.11
$25.01 – $30.00	14,970,270	4.4	29.23	14,331,081	29.37
$30.01 – $35.00	29,593,767	6.2	31.71	19,341,817	31.44
$35.01 – $36.25	10,039,280	5.9	36.06	7,628,196	36.06
	85,622,705	5.5	$26.80	57,542,065	$28.28

RESTRICTED STOCK AND UNIT AWARDS

A summary of the status of the Company's restricted shares of stock is presented below:

	2010		2009		2008	
Year Ended December 31	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value
Nonvested Shares						
Outstanding at beginning of period	6,788,203	$16.68	2,420,535	$32.42	2,368,085	$31.45
Granted	4,398,660	24.05	5,435,363	12.09	1,132,239	32.24
Vested	(1,862,228)	18.71	(869,898)	31.84	(958,729)	29.78
Cancelled	(513,608)	20.00	(197,797)	16.52	(121,060)	32.69
Outstanding at end of period	8,811,027 (a)	$19.74	6,788,203	$16.68	2,420,535	$32.42

(a) Includes maximum number of shares to be received by participants under awards that are based on the achievement of certain future performance criteria by the Company.

The total fair value of shares vested was $44 million, $12 million, and $29 million for 2010, 2009 and 2008, respectively. Stock-based compensation expense was $113 million, $89 million and $85 million for 2010, 2009 and 2008, respectively. On an after-tax basis, stock-based compensation was $70 million, $55 million and $53 million for 2010, 2009, and 2008, respectively. As of December 31, 2010, there was $162 million of total unrecognized compensation cost related to nonvested share-based arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of 2.4 years as compensation expense.

Note 19 INCOME TAXES

The components of income tax expense were:

(Dollars in Millions)	2010	2009	2008
Federal			
Current	$1,105	$ 765	$1,832
Deferred	(339)	(499)	(958)
Federal income tax	766	266	874
State			
Current	200	175	300
Deferred	(31)	(46)	(87)
State income tax	169	129	213
Total income tax provision	$ 935	$ 395	$1,087

A reconciliation of expected income tax expense at the federal statutory rate of 35 percent to the Company's applicable income tax expense follows:

(Dollars in Millions)	2010	2009	2008
Tax at statutory rate	$1,470	$921	$1,435
State income tax, at statutory rates, net of federal tax benefit	110	84	138
Tax effect of			
Tax credits, net of related expenses	(462)	(421)	(301)
Tax-exempt income	(214)	(202)	(173)
Noncontrolling interests	18	(11)	(24)
Other items	13	24	12
Applicable income taxes	$ 935	$395	$1,087

The tax effects of fair value adjustments on securities available-for-sale, derivative instruments in cash flow hedges and certain tax benefits related to stock options are recorded directly to shareholders' equity as part of other comprehensive income (loss).

In preparing its tax returns, the Company is required to interpret complex tax laws and regulations and utilize income and cost allocation methods to determine its taxable income. On an ongoing basis, the Company is subject to examinations by federal, state and local government taxing authorities that may give rise to differing interpretations of these complex laws, regulations and methods. Due to the nature of the examination process, it generally takes years before these examinations are completed and matters are resolved. Included in earnings for 2010, 2009 and 2008 were changes in income tax expense and associated liabilities related to the resolution of various state income tax examinations which cover varying years from 2001 through 2008 in different states. The resolution of these cycles was the result of negotiations held between the Company and representatives of various taxing authorities throughout the examinations. Federal tax examinations for all years ending through December 31, 2006, are completed and resolved. During 2010, the Internal Revenue Service began its examination of the Company's tax returns for the years ended December 31, 2007 and 2008. The years open to examination by state and local government authorities vary by jurisdiction.

A reconciliation of the changes in the federal, state and foreign unrecognized tax positions balances are summarized as follows:

Year Ended December 31 (Dollars in Millions)	2010	2009	2008
Balance at beginning of period	$440	$283	$296
Additions for tax positions taken in prior years	116	31	49
Additions for tax positions taken in the current year	30	145	8
Exam resolutions	–	(12)	(63)
Statute expirations	(54)	(7)	(7)
Balance at end of period	$532	$440	$283

The total amount of unrecognized tax positions that, if recognized, would impact the effective income tax rate as of December 31, 2010, 2009 and 2008, were $253 million, $202 million and $187 million, respectively. The Company classifies interest and penalties related to unrecognized tax positions as a component of income tax expense. During the years ended December 31, 2010, 2009 and 2008 the Company recognized approximately $(6) million, $13 million and $19 million, respectively, in interest and had approximately $49 million accrued at December 31, 2010. The ultimate deductibility is highly certain, however the timing of deductibility is uncertain.

While certain examinations may be concluded, statutes may lapse or other developments may occur, the Company does not believe a significant increase or decrease in the uncertain tax positions will occur over the next twelve months.

Deferred income tax assets and liabilities reflect the tax effect of estimated temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.

The significant components of the Company's net deferred tax asset (liability) as of December 31 were:

(Dollars in Millions)	2010	2009
Deferred Tax Assets		
Allowance for credit losses	$ 2,100	$ 2,147
Securities available-for-sale and financial instruments	393	359
Accrued expenses	317	275
Stock compensation	201	184
Pension and postretirement benefits	113	25
Federal, state and foreign net operating loss carryforwards	52	58
Partnerships and other investment assets	429	120
Other deferred tax assets, net	284	79
Gross deferred tax assets	3,889	3,247
Deferred Tax Liabilities		
Leasing activities	(2,269)	(2,319)
Goodwill and other intangible assets	(407)	(280)
Mortgage servicing rights	(311)	(394)
Loans	(139)	(129)
Fixed assets	(113)	(71)
Other deferred tax liabilities, net	(176)	(188)
Gross deferred tax liabilities	(3,415)	(3,381)
Valuation allowance	(50)	(56)
Net Deferred Tax Asset (Liability)	$ 424	$ (190)

The Company has established a valuation allowance to offset deferred tax assets related to federal, state and foreign net operating loss carryforwards which are subject to various limitations under the respective income tax laws and some of which may expire unused. The Company has approximately $573 million of federal, state and foreign net operating loss carryforwards which expire at various times through 2024. Management has determined a valuation reserve is not required for the remaining deferred tax assets because it is more likely than not these assets could be realized through carry back to taxable income in prior years, future reversals of existing taxable temporary differences and future taxable income.

Certain events covered by Internal Revenue Code section 593(e) will trigger a recapture of base year reserves of acquired thrift institutions. The base year reserves of acquired thrift institutions would be recaptured if an entity ceases to qualify as a bank for federal income tax purposes. The base year reserves of thrift institutions also remain subject to income tax penalty provisions that, in general, require recapture upon certain stock redemptions of, and excess distributions to, stockholders. At December 31, 2010, retained earnings included approximately $102 million of base year reserves for which no deferred federal income tax liability has been recognized.

Note 20 DERIVATIVE INSTRUMENTS

The Company recognizes all derivatives in the consolidated balance sheet at fair value as other assets or liabilities. On the date the Company enters into a derivative contract, the derivative is designated as either a hedge of the fair value of a recognized asset or liability ("fair value hedge"); a hedge of a forecasted transaction or the variability of cash flows to be paid related to a recognized asset or liability ("cash flow hedge"); a hedge of the volatility of an investment in foreign operations driven by changes in foreign currency exchange rates ("net investment hedge"); or a designation is not made as it is a customer accommodation, an economic hedge for asset/liability risk management purposes or another stand-alone derivative created through the Company's operations ("free-standing derivative").

Of the Company's $47.0 billion of total notional amount of asset and liability management positions at December 31, 2010, $8.4 billion was designated as a fair value, cash flow or net investment hedge. When a derivative is designated as a fair value, cash flow or net investment hedge, the Company performs an assessment, at inception and, at a minimum, quarterly thereafter, to determine the effectiveness of the derivative in offsetting changes in the value or cash flows of the hedged item(s).

Fair Value Hedges These derivatives are primarily interest rate swaps that hedge the change in fair value related to interest rate changes of underlying fixed-rate debt and junior subordinated debentures. Changes in the fair value of derivatives designated as fair value hedges, and changes in the fair value of the hedged items, are recorded in earnings. All fair value hedges were highly effective for the year ended December 31, 2010, and the change in fair value attributed to hedge ineffectiveness was not material.

Cash Flow Hedges These derivatives are interest rate swaps that are hedges of the forecasted cash flows from the underlying variable-rate debt. Changes in the fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income (loss) until expense from the cash flows of the hedged items is realized. If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in other comprehensive income (loss) is amortized to earnings over the period the forecasted hedged transactions impact earnings. If a hedged forecasted transaction is no longer probable, hedge accounting is ceased and any gain or loss included in other comprehensive income (loss) is reported in earnings immediately. At December 31, 2010, the Company had $414 million (net-of-tax) of realized and unrealized losses on derivatives classified as cash flow hedges recorded in other comprehensive income (loss), compared with $327 million (net-of-tax) at December 31, 2009. The estimated amount to be reclassified from other comprehensive income (loss) into earnings during the next 12 months is a loss of $133 million (net-of-tax). This includes gains and losses related to hedges that were terminated early for which the forecasted transactions are still probable. All cash flow hedges were highly effective for the year ended December 31, 2010, and the change in fair value attributed to hedge ineffectiveness was not material.

Net Investment Hedges The Company uses forward commitments to sell specified amounts of certain foreign currencies to hedge the volatility of its investment in foreign operations driven by fluctuations in foreign currency exchange rates. The net amount of related gains or losses included in the cumulative translation adjustment for the year ended December 31, 2010 was not material.

Other Derivative Positions The Company enters into free-standing derivatives to mitigate interest rate risk and for other risk management purposes. These derivatives include forward commitments to sell residential mortgage loans, which are used to economically hedge the interest rate risk related to residential mortgage loans held for sale. The Company also enters into U.S. Treasury futures, options on U.S. Treasury futures contracts, interest rate swaps and forward commitments to buy residential mortgage loans to economically hedge the change in the fair value of the Company's residential MSRs. In addition, the Company acts as a seller and buyer of interest rate derivatives and foreign exchange contracts to accommodate its customers. To mitigate the market and liquidity risk associated with these customer accommodation derivatives, the Company enters into similar offsetting positions. The Company also has derivative contracts that are created through its operations, including commitments to originate mortgage loans held-for-sale and certain derivative financial guarantee contracts.

For additional information on the Company's purpose for entering into derivative transactions and its overall risk management strategies, refer to "Management Discussion and Analysis — Use of Derivatives to Manage Interest Rate and Other Risks" which is incorporated by reference into these Notes to Consolidated Financial Statements.

The following table provides information on the fair value of the Company's derivative positions:

	December 31, 2010		December 31, 2009	
(Dollars in Millions)	Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Total fair value of derivative positions	$1,799	$2,174	$1,582	$1,854
Netting (a)	(280)	(1,163)	(421)	(995)
Total	$1,519	$1,011	$1,161	$ 859

Note: The fair value of asset and liability derivatives are included in Other assets and Other liabilities on the Consolidated Balance Sheet, respectively.

(a) Represents netting of derivative asset and liability balances, and related collateral, with the same counterparty subject to master netting agreements. Authoritative accounting guidance permits the netting of derivative receivables and payables when a legally enforceable master netting agreement exists between the Company and a derivative counterparty. A master netting agreement is an agreement between two counterparties who have multiple derivative contracts with each other that provide for the net settlement of contracts through a single payment, in a single currency, in the event of default on or termination of any one contract. At December 31, 2010, the amount of cash and money market investments collateral posted by counterparties that was netted against derivative assets was $55 million and the amount of cash collateral posted by the Company that was netted against derivative liabilities was $936 million. At December 31, 2009, the amount of cash collateral posted by counterparties that was netted against derivative assets was $116 million and the amount of cash collateral posted by the Company that was netted against derivative liabilities was $691 million.

The following table summarizes the asset and liability management derivative positions of the Company:

(Dollars in Millions)	Asset Derivatives			Liability Derivatives		
	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years
December 31, 2010						
Fair value hedges						
Interest rate contracts						
Receive fixed/pay floating swaps	$1,800	$ 72	55.75	$ –	$ –	–
Foreign exchange cross-currency swaps	891	70	6.17	445	–	6.17
Cash flow hedges						
Interest rate contracts						
Pay fixed/receive floating swaps	–	–	–	4,788	688	5.03
Net investment hedges						
Foreign exchange forward contracts	512	3	.08	–	–	–
Other economic hedges						
Interest rate contracts						
Futures and forwards						
Buy	2,879	20	.10	6,312	79	.05
Sell	9,082	207	.07	6,002	51	.09
Options						
Purchased	1,600	–	.06	–	–	–
Written	6,321	23	.07	1,348	9	.07
Receive fixed/pay floating swaps	2,250	3	10.22	–	–	–
Foreign exchange forward contracts	158	1	.09	694	6	.09
Equity contracts	61	3	1.60	–	–	–
Credit contracts	650	2	3.22	1,183	7	2.71
December 31, 2009						
Fair value hedges						
Interest rate contracts						
Receive fixed/pay floating swaps	3,235	70	32.71	1,950	32	20.52
Foreign exchange cross-currency swaps	1,864	272	6.81	–	–	–
Cash flow hedges						
Interest rate contracts						
Pay fixed/receive floating swaps	–	–	–	8,363	556	3.58
Net investment hedges						
Foreign exchange forward contracts	536	15	.08	–	–	–
Other economic hedges						
Interest rate contracts						
Futures and forwards						
Buy	1,250	6	.07	9,862	190	.05
Sell	7,533	91	.11	1,260	3	.06
Options						
Purchased	5,250	–	.06	–	–	–
Written	2,546	9	.08	594	2	.09
Foreign exchange forward contracts	113	1	.08	293	2	.08
Equity contracts	27	2	1.58	29	1	.29
Credit contracts	863	2	3.68	1,261	1	3.05

The following table summarizes the customer-related derivative positions of the Company:

(Dollars in Millions)	Asset Derivatives Notional Value	Asset Derivatives Fair Value	Asset Derivatives Weighted-Average Remaining Maturity In Years	Liability Derivatives Notional Value	Liability Derivatives Fair Value	Liability Derivatives Weighted-Average Remaining Maturity In Years
December 31, 2010						
Interest rate contracts						
Receive fixed/pay floating swaps	$15,730	$956	4.64	$ 1,294	$ 21	6.01
Pay fixed/receive floating swaps	1,315	24	6.12	15,769	922	4.68
Options						
Purchased	2,024	13	1.98	115	12	.36
Written	472	12	.26	1,667	13	2.35
Foreign exchange rate contracts						
Forwards, spots and swaps (a)	7,772	384	.74	7,694	360	.75
Options						
Purchased	224	6	.40	–	–	–
Written	–	–	–	224	6	.40
December 31, 2009						
Interest rate contracts						
Receive fixed/pay floating swaps	18,700	854	4.46	1,083	19	7.00
Pay fixed/receive floating swaps	1,299	24	7.36	18,490	821	4.45
Options						
Purchased	1,841	20	1.68	231	12	.85
Written	477	12	.56	1,596	20	1.90
Foreign exchange rate contracts						
Forwards, spots and swaps (a)	5,607	193	.46	5,563	184	.45
Options						
Purchased	311	11	.64	–	–	–
Written	–	–	–	311	11	.64

(a) Reflects the net of long and short positions.

The table below shows the effective portion of the gains (losses) recognized in other comprehensive income (loss) and the gains (losses) reclassified from other comprehensive income (loss) into earnings (net-of-tax):

Year Ended December 31 (Dollars in Millions)	Gains (Losses) Recognized in Other Comprehensive Income (Loss) 2010	Gains (Losses) Recognized in Other Comprehensive Income (Loss) 2009	Gains (Losses) Reclassified from Other Comprehensive Income (Loss) into Earnings 2010	Gains (Losses) Reclassified from Other Comprehensive Income (Loss) into Earnings 2009
Asset and Liability Management Positions				
Cash flow hedges				
Interest rate contracts				
Pay fixed/receive floating swaps (a)	$(235)	$114	$(148)	$(209)
Net investment hedges				
Foreign exchange forward contracts	(25)	(44)	–	–

Note: Ineffectiveness on cash flow and net investment hedges was not material for the year ended December 31, 2010.
(a) Gains (Losses) reclassified from other comprehensive income (loss) into interest income (expense) on long-term debt.

The table below shows the gains (losses) recognized in earnings for fair value hedges, other economic hedges and the customer-related positions:

Year Ended December 31 (Dollars in Millions)	Location of Gains (Losses) Recognized in Earnings	Gains (Losses) Recognized in Earnings	
		2010	2009
Asset and Liability Management Positions			
Fair value hedges (a)			
Interest rate contracts	Other noninterest income	$ (31)	$ (27)
Foreign exchange cross-currency swaps	Other noninterest income	(193)	115
Other economic hedges			
Interest rate contracts			
Futures and forwards	Mortgage banking revenue	831	184
Purchased and written options	Mortgage banking revenue	425	300
Foreign exchange forward contracts	Commercial products revenue	(16)	(46)
Equity contracts	Compensation expense	1	(22)
Credit contracts	Other noninterest income/expense	(6)	29
Customer-Related Positions			
Interest rate contracts			
Receive fixed/pay floating swaps	Other noninterest income	201	(658)
Pay fixed/receive floating swaps	Other noninterest income	(196)	696
Purchased and written options	Other noninterest income	1	(1)
Foreign exchange rate contracts			
Forwards, spots and swaps	Commercial products revenue	49	49
Purchased and written options	Commercial products revenue	1	1

(a) Gains (Losses) on items hedged by interest rate contracts and foreign exchange forward contracts, included in noninterest income (expense), were $35 million and $193 million for the year ended December 31, 2010, respectively, and $25 million and $(114) million for the year ended December 31, 2009, respectively. The ineffective portion was immaterial for the years ended December 31, 2010 and 2009.

Derivatives are subject to credit risk associated with counterparties to the derivative contracts. The Company measures that credit risk based on its assessment of the probability of counterparty default and includes that within the fair value of the derivative. The Company manages counterparty credit risk through diversification of its derivative positions among various counterparties, by entering into master netting agreements where possible and by requiring collateral agreements which allow the Company to call for immediate, full collateral coverage when credit-rating thresholds are triggered by counterparties.

The Company's collateral agreements are bilateral and, therefore, contain provisions that require collateralization of the Company's net liability derivative positions. Required collateral coverage is based on certain net liability thresholds and contingent upon the Company's credit rating from two of the nationally recognized statistical rating organizations. If the Company's credit rating were to fall below credit ratings thresholds established in the collateral agreements, the counterparties to the derivatives could request immediate full collateral coverage for derivatives in net liability positions. The aggregate fair value of all derivatives under collateral agreements that were in a net liability position at December 31, 2010, was $1.4 billion. At December 31, 2010, the Company had $936 million of cash posted as collateral against this net liability position.

Note 21 FAIR VALUES OF ASSETS AND LIABILITIES

The Company uses fair value measurements for the initial recording of certain assets and liabilities, periodic remeasurement of certain assets and liabilities, and disclosures. Derivatives, trading and available-for-sale investment securities, certain mortgage loans held for sale ("MLHFS") and MSRs are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower-of-cost-or-fair value accounting or impairment write-downs of individual assets.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value measurement reflects all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of nonperformance.

The Company groups its assets and liabilities measured at fair value into a three-level hierarchy for valuation techniques used to measure financial assets and financial liabilities at fair value. This hierarchy is based on whether the valuation inputs are observable or unobservable. These levels are:

- Level 1 — Quoted prices in active markets for identical assets or liabilities. Level 1 includes U.S. Treasury and exchange-traded instruments.
- Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 includes debt securities that are traded less frequently than exchange-traded instruments and which are valued using third-party pricing services; derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data; and MLHFS whose values are determined using quoted prices for similar assets or pricing models with inputs that are observable in the market or can be corroborated by observable market data.
- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category includes residential MSRs, certain debt securities, including the Company's SIV-related securities and non-agency mortgaged-backed securities, and certain derivative contracts.

When the Company changes its valuation inputs for measuring financial assets and financial liabilities at fair value, either due to changes in current market conditions or other factors, it may need to transfer those assets or liabilities to another level in the hierarchy based on the new inputs used. The Company recognizes these transfers at the end of the reporting period that the transfers occur. For the years ended December 31, 2010 and 2009, there were no significant transfers of financial assets or financial liabilities between the hierarchy levels, except for the transfer of non-agency mortgage-backed securities from Level 2 to Level 3 in the first quarter of 2009, as discussed below.

The following section describes the valuation methodologies used by the Company to measure financial assets and liabilities at fair value and for estimating fair value for financial instruments not recorded at fair value as required under disclosure guidance related to the fair value of financial instruments. In addition, for financial assets and liabilities measured at fair value, the following section includes an indication of the level of the fair value hierarchy in which the assets or liabilities are classified. Where appropriate, the description includes information about the valuation models and key inputs to those models.

Cash and Cash Equivalents The carrying value of cash, amounts due from banks, federal funds sold and securities purchased under resale agreements was assumed to approximate fair value.

Investment Securities When available, quoted market prices are used to determine the fair value of investment securities and such items are classified within Level 1 of the fair value hierarchy.

For other securities, the Company determines fair value based on various sources and may apply matrix pricing with observable prices for similar securities where a price for the identical security is not observable. Prices are verified, where possible, to prices of observable market trades as obtained from independent sources. Securities measured at fair value by such methods are classified within Level 2.

The fair value of securities for which there are no market trades, or where trading is inactive as compared to normal market activity, are classified within Level 3. Securities classified within Level 3 include non-agency mortgage-backed securities, non-agency commercial mortgage-backed securities, asset-backed securities, collateralized debt obligations and collateralized loan obligations, certain corporate debt securities and SIV-related securities. Beginning in the first quarter of 2009, due to the limited number of trades of non-agency mortgage-backed securities and lack of reliable evidence about transaction prices, the Company determines the fair value of these securities using a cash flow methodology and incorporating observable market information, where available. The use of a cash flow methodology resulted in the Company transferring some non-agency mortgage-backed securities to Level 3 in the first quarter of 2009. This transfer did not impact earnings and was not significant to shareholders' equity of the Company or the carrying amount of the securities.

Cash flow methodologies and other market valuation techniques involving management judgment use assumptions regarding housing prices, interest rates and borrower performance. Inputs are refined and updated to reflect market developments. The primary valuation drivers of these securities are the prepayment rates, default rates and default severities associated with the underlying collateral, as well as the discount rate used to calculate the present value of the projected cash flows.

The following table shows the valuation assumption ranges for Level 3 available-for-sale non-agency mortgage-backed securities at December 31, 2010:

	Prime (a)			Non-prime		
	Minimum	Maximum	Average	Minimum	Maximum	Average
Estimated lifetime prepayment rates	4%	28%	13%	1%	13%	6%
Lifetime probability of default rates	–	14	1	–	20	8
Lifetime loss severity rates	16	100	41	10	88	56
Discount margin	3	30	6	3	40	11

(a) Prime securities are those designated as such by the issuer or those with underlying asset characteristics and/or credit enhancements consistent with securities designated as prime.

Certain mortgage loans held for sale MLHFS measured at fair value, for which an active secondary market and readily available market prices exist, are initially valued at the transaction price and are subsequently valued by comparison to instruments with similar collateral and risk profiles. MLHFS are classified within Level 2. Included in mortgage banking revenue was a $125 million net loss and a $206 million net gain, for the years ended December 31, 2010 and 2009, respectively, from the changes to fair value of these MLHFS under fair value option accounting guidance. Changes in fair value due to instrument specific credit risk were immaterial. The fair value of MLHFS was $8.1 billion as of December 31, 2010, which exceeded the unpaid principal balance by $66 million as of that date. Interest income for MLHFS is measured based on contractual interest rates and reported as interest income in the Consolidated Statement of Income. Electing to measure MLHFS at fair value reduces certain timing differences and better matches changes in fair value of these assets with changes in the value of the derivative instruments used to economically hedge them without the burden of complying with the requirements for hedge accounting.

Loans The loan portfolio includes adjustable and fixed-rate loans, the fair value of which was estimated using discounted cash flow analyses and other valuation techniques. The expected cash flows of loans considered historical prepayment experiences and estimated credit losses for nonperforming loans and were discounted using current rates offered to borrowers of similar credit characteristics. Generally, loan fair values reflect Level 3 information.

Mortgage servicing rights MSRs are valued using a cash flow methodology and third-party prices, if available. Accordingly, MSRs are classified within Level 3. The Company determines fair value by estimating the present value of the asset's future cash flows using market-based prepayment rates, discount rates, and other assumptions validated through comparison to trade information, industry surveys, and independent third-party valuations. Risks inherent in MSRs valuation include higher than expected prepayment rates and/or delayed receipt of cash flows.

Derivatives Exchange-traded derivatives are measured at fair value based on quoted market (i.e., exchange) prices. Because prices are available for the identical instrument in an active market, these fair values are classified within Level 1 of the fair value hierarchy.

The majority of derivatives held by the Company are executed over-the-counter and are valued using standard cash flow, Black-Scholes and Monte Carlo valuation techniques. The models incorporate inputs, depending on the type of derivative, including interest rate curves, foreign exchange rates and volatility. In addition, all derivative values incorporate an assessment of the risk of counterparty nonperformance, measured based on the Company's evaluation of credit risk as well as external assessments of credit risk, where available. In its assessment of nonperformance risk, the Company considers its ability to net derivative positions under master netting agreements, as well as collateral received or provided under collateral support agreements. The majority of these derivatives are classified within Level 2 of the fair value hierarchy as the significant inputs to the models are observable. An exception to the Level 2 classification is certain derivative transactions for which the risk of nonperformance cannot be observed in the market. These derivatives are classified within Level 3 of the fair value hierarchy. In addition, commitments to sell, purchase and originate mortgage loans that meet the requirements of a derivative, are valued by pricing models that include market observable and unobservable inputs. Due to the significant unobservable inputs, these commitments are classified within Level 3 of the fair value hierarchy.

Deposit Liabilities The fair value of demand deposits, savings accounts and certain money market deposits is equal to the amount payable on demand. The fair value of fixed-rate certificates of deposit was estimated by discounting the contractual cash flow using current market rates.

Short-term Borrowings Federal funds purchased, securities sold under agreements to repurchase, commercial paper and other short-term funds borrowed have floating rates or short-term maturities. The fair value of short-term borrowings was determined by discounting contractual cash flows using current market rates.

Long-term Debt The fair value for most long-term debt was determined by discounting contractual cash flows using current market rates. Junior subordinated debt instruments were valued using market quotes.

Loan Commitments, Letters of Credit and Guarantees The fair value of commitments, letters of credit and guarantees represents the estimated costs to terminate or otherwise settle the obligations with a third-party. The fair value of residential mortgage commitments is estimated based on observable and unobservable inputs. Other loan commitments, letters of credit and guarantees are not actively traded, and the Company estimates their fair value based on the related amount of unamortized deferred commitment fees adjusted for the probable losses for these arrangements.

The following table summarizes the balances of assets and liabilities measured at fair value on a recurring basis:

(Dollars in Millions)	Level 1	Level 2	Level 3	Netting	Total
December 31, 2010					
Available-for-sale securities					
U.S. Treasury and agencies	$ 873	$ 1,664	$ –	$ –	$ 2,537
Mortgage-backed securities					
Residential					
Agency	–	37,703	–	–	37,703
Non-agency					
Prime	–	–	1,103	–	1,103
Non-prime	–	–	947	–	947
Commercial					
Agency	–	197	–	–	197
Non-agency	–	–	50	–	50
Asset-backed securities					
Collateralized debt obligations/Collateralized loan obligations	–	89	135	–	224
Other	–	587	133	–	720
Obligations of state and political subdivisions	–	6,417	–	–	6,417
Obligations of foreign governments	–	6	–	–	6
Corporate debt securities	–	949	9	–	958
Perpetual preferred securities	–	448	–	–	448
Other investments	181	18	–	–	199
Total available-for-sale	1,054	48,078	2,377	–	51,509
Mortgage loans held for sale	–	8,100	–	–	8,100
Mortgage servicing rights	–	–	1,837	–	1,837
Derivative assets	–	846	953	(280)	1,519
Other assets	–	470	–	–	470
Total	$1,054	$57,494	$5,167	$ (280)	$63,435
Derivative liabilities	$ –	$ 2,072	$ 102	$(1,163)	$ 1,011
Other liabilities	–	470	–	–	470
Total	$ –	$ 2,542	$ 102	$(1,163)	$ 1,481
December 31, 2009					
Available-for-sale securities					
U.S. Treasury and agencies	$ 9	$ 3,395	$ –	$ –	$ 3,404
Mortgage-backed securities					
Residential					
Agency	–	29,595	–	–	29,595
Non-agency					
Prime	–	–	1,429	–	1,429
Non-prime	–	–	968	–	968
Commercial					
Agency	–	147	–	–	147
Non-agency	–	–	13	–	13
Asset-backed securities					
Collateralized debt obligations/Collateralized loan obligations	–	107	98	–	205
Other	–	–	357	–	357
Obligations of state and political subdivisions	–	6,693	–	–	6,693
Obligations of foreign governments	–	6	–	–	6
Corporate debt securities	–	868	10	–	878
Perpetual preferred securities	–	423	–	–	423
Other investments	372	–	231	–	603
Total available-for-sale	381	41,234	3,106	–	44,721
Mortgage loans held for sale	–	4,327	–	–	4,327
Mortgage servicing rights	–	–	1,749	–	1,749
Derivative assets	–	713	869	(421)	1,161
Other assets	–	247	–	–	247
Total	$ 381	$46,521	$5,724	$ (421)	$52,205
Derivative liabilities	$ –	$ 1,800	$ 54	$ (995)	$ 859
Other liabilities	–	256	–	–	256
Total	$ –	$ 2,056	$ 54	$ (995)	$ 1,115

The following table presents the changes in fair value for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

Year Ended December 31 (Dollars in Millions)	Beginning of Period Balance	Net Gains (Losses) Included in Net Income	Net Gains (Losses) Included in Other Comprehensive Income (Loss)	Purchases, Sales, Principal Payments, Issuances and Settlements	Transfers into Level 3	End of Period Balance	Net Change in Unrealized Gains (Losses) Relating to Assets Still Held at End of Period
2010							
Available-for-sale securities							
Mortgage-backed securities							
Residential non-agency							
Prime	$1,429	$ 2	$ 82	$ (410)	$ –	$1,103	$ 76
Non-prime	968	(47)	146	(120)	–	947	145
Commercial non-agency	13	2	3	32	–	50	3
Asset-backed securities							
Collateralized debt obligations/Collateralized loan obligations	98	7	–	30	–	135	4
Other	357	2	11	(237)	–	133	12
Corporate debt securities	10	(1)	–	–	–	9	–
Other investments	231	5	10	(246)	–	–	–
Total available-for-sale	3,106	(30) (a)	252	(951)	–	2,377	240
Mortgage servicing rights	1,749	(616) (b)	–	704	–	1,837	(616) (b)
Net derivative assets and liabilities	815	243 (c)	–	(207)	–	851	(625) (d)
2009							
Available-for-sale securities							
Mortgage-backed securities							
Residential non-agency							
Prime	$ 183	$ (4)	$542	$(1,540)	$2,248	$1,429	$ 358
Non-prime	1,022	(141)	151	(197)	133	968	29
Commercial non-agency	17	(1)	(1)	(3)	1	13	(1)
Asset-backed securities							
Collateralized debt obligations/Collateralized loan obligations	86	(3)	2	9	4	98	3
Other	523	(180)	101	(90)	3	357	3
Corporate debt securities	13	(3)	–	–	–	10	–
Other investments	–	2	(10)	(4)	243	231	(10)
Total available-for-sale	1,844	(330) (e)	785	(1,825)	2,632	3,106	382
Mortgage servicing rights	1,194	(394) (b)	–	949	–	1,749	(394) (b)
Net derivative assets and liabilities	1,698	(755) (f)	–	(129)	1	815	(1,328) (g)

(a) Approximately $(91) million included in securities gains (losses) and $61 million included in interest income.
(b) Included in mortgage banking revenue.
(c) Approximately $(552) million included in other noninterest income and $795 million included in mortgage banking revenue.
(d) Approximately $176 million included in other noninterest income and $(801) million included in mortgage banking revenue.
(e) Approximately $(361) million included in securities gains (losses) and $31 million included in interest income.
(f) Approximately $(1.4) billion included in other noninterest income and $611 million included in mortgage banking revenue.
(g) Approximately $(630) million included in other noninterest income and $(698) million included in mortgage banking revenue.

The Company is also required periodically to measure certain other financial assets at fair value on a nonrecurring basis. These measurements of fair value usually result from the application of lower-of-cost-or-fair value accounting or write-downs of individual assets. The following table summarizes the adjusted carrying values and the level of valuation assumptions for assets measured at fair value on a nonrecurring basis at December 31:

	2010				2009			
(Dollars in Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Loans held for sale (a)	$–	$ –	$–	$ –	$–	$276	$–	$276
Loans (b)	–	404	1	405	–	235	5	240
Other real estate owned (c)	–	812	–	812	–	183	–	183
Other intangible assets	–	–	1	1	–	–	3	3
Other assets	–	4	9	13	–	–	–	–

(a) Represents the carrying value of loans held for sale for which adjustments are based on what secondary markets are currently offering for portfolios with similar characteristics.
(b) Represents the carrying value of loans for which adjustments are based on the appraised value of the collateral, excluding loans fully charged-off.
(c) Represents the fair value of foreclosed properties that were measured at fair value based on the appraisal value of the collateral subsequent to their initial acquisition.

The following table summarizes losses recognized related to nonrecurring fair value measurements of individual assets or portfolios for the year ended December 31:

(Dollars in Millions)	2010	2009
Loans held for sale	$ –	$ 2
Loans (a)	363	293
Other real estate owned (b)	302	178
Other intangible assets	1	2
Other assets	6	–

(a) Represents write-downs of loans which are based on the appraised value of the collateral, excluding loans fully charged-off.
(b) Represents related losses of foreclosed properties that were measured at fair value subsequent to their initial acquisition.

FAIR VALUE OPTION

The following table summarizes the differences between the aggregate fair value carrying amount of MLHFS for which the fair value option has been elected and the aggregate unpaid principal amount that the Company is contractually obligated to receive at maturity:

	2010			2009		
December 31 (Dollars in Millions)	Fair Value Carrying Amount	Aggregate Unpaid Principal	Carrying Amount Over (Under) Unpaid Principal	Fair Value Carrying Amount	Aggregate Unpaid Principal	Carrying Amount Over (Under) Unpaid Principal
Total loans	$8,100	$8,034	$66	$4,327	$4,264	$63
Nonaccrual loans	11	18	(7)	–	–	–
Loans 90 days or more past due	6	6	–	23	30	(7)

Disclosures about Fair Value of Financial Instruments The following table summarizes the estimated fair value for financial instruments as of December 31, 2010 and 2009, and includes financial instruments that are not accounted for at fair value. In accordance with disclosure guidance related to fair values of financial instruments, the Company did not include assets and liabilities that are not financial instruments, such as the value of goodwill, long-term relationships with deposit, credit card, merchant processing and trust customers, other purchased intangibles, premises and equipment, deferred taxes and other liabilities.

The estimated fair values of the Company's financial instruments are shown in the table below:

(Dollars in Millions)	2010 Carrying Amount	2010 Fair Value	2009 Carrying Amount	2009 Fair Value
Financial Assets				
Cash and due from banks	$ 14,487	$ 14,487	$ 6,206	$ 6,206
Investment securities held-to-maturity	1,469	1,419	47	48
Mortgages held for sale (a)	4	4	29	29
Other loans held for sale	267	267	416	416
Loans	191,751	192,058	189,676	184,157
Financial Liabilities				
Deposits	204,252	204,799	183,242	183,504
Short-term borrowings	32,557	32,839	31,312	31,674
Long-term debt	31,537	31,981	32,580	32,808

(a) Balance excludes mortgages held for sale for which the fair value option under applicable accounting guidance was elected.

The fair value of unfunded commitments, standby letters of credit and other guarantees is approximately equal to their carrying value. The carrying value of unfunded commitments and standby letters of credit was $353 million and $356 million at December 31, 2010 and 2009, respectively. The carrying value of other guarantees was $330 million and $285 million at December 31, 2010 and 2009, respectively.

Note 22 GUARANTEES AND CONTINGENT LIABILITIES

COMMITMENTS TO EXTEND CREDIT

Commitments to extend credit are legally binding and generally have fixed expiration dates or other termination clauses. The contractual amount represents the Company's exposure to credit loss, in the event of default by the borrower. The Company manages this credit risk by using the same credit policies it applies to loans. Collateral is obtained to secure commitments based on management's credit assessment of the borrower. The collateral may include marketable securities, receivables, inventory, equipment and real estate. Since the Company expects many of the commitments to expire without being drawn, total commitment amounts do not necessarily represent the Company's future liquidity requirements. In addition, the commitments include consumer credit lines that are cancelable upon notification to the consumer.

LETTERS OF CREDIT

Standby letters of credit are commitments the Company issues to guarantee the performance of a customer to a third-party. The guarantees frequently support public and private borrowing arrangements, including commercial paper issuances, bond financings and other similar transactions. The Company issues commercial letters of credit on behalf of customers to ensure payment or collection in connection with trade transactions. In the event of a customer's nonperformance, the Company's credit loss exposure is the same as in any extension of credit, up to the letter's contractual amount. Management assesses the borrower's credit to determine the necessary collateral, which may include marketable securities, receivables, inventory, equipment and real estate. Since the conditions requiring the Company to fund letters of credit may not occur, the Company expects its liquidity requirements to be less than the total outstanding commitments. The maximum potential future payments guaranteed by the Company under standby letter of credit arrangements at December 31, 2010, were approximately $19.4 billion with a weighted-average term of approximately 18 months. The estimated fair value of standby letters of credit was approximately $105 million at December 31, 2010.

The contract or notional amounts of unfunded commitments to extend credit and letters of credit at December 31, 2010, were as follows:

(Dollars in Millions)	Term: Less Than One Year	Term: Greater Than One Year	Total
Commitments to extend credit			
Commercial and commercial real estate	$19,991	$48,156	$68,147
Corporate and purchasing cards (a)	15,571	–	15,571
Retail credit cards (a)	58,901	–	58,901
Other retail	9,452	16,171	25,623
Covered	99	1,264	1,363
Letters of credit			
Standby	9,361	10,037	19,398
Commercial	366	100	466

(a) Primarily cancelable at the Company's discretion.

LEASE COMMITMENTS

Rental expense for operating leases totaled $277 million in 2010, $253 million in 2009 and $234 million in 2008. Future minimum payments, net of sublease rentals, under capitalized leases and noncancelable operating leases with initial or remaining terms of one year or more, consisted of the following at December 31, 2010:

(Dollars in Millions)	Capitalized Leases	Operating Leases
2011	$ 8	$ 199
2012	7	187
2013	7	180
2014	5	151
2015	4	115
Thereafter	16	455
Total minimum lease payments	$47	$1,287
Less amount representing interest	15	
Present value of net minimum lease payments	$32	

GUARANTEES

Guarantees are contingent commitments issued by the Company to customers or other third-parties. The Company's guarantees primarily include parent guarantees related to subsidiaries' third-party borrowing arrangements; third-party performance guarantees inherent in the Company's business operations, such as indemnified securities lending programs and merchant charge-back guarantees; indemnification or buy-back provisions related to certain asset sales; and contingent consideration arrangements related to acquisitions. For certain guarantees, the Company has recorded a liability related to the potential obligation, or has access to collateral to support the guarantee or through the exercise of other recourse provisions can offset some or all of the maximum potential future payments made under these guarantees.

Third-Party Borrowing Arrangements The Company provides guarantees to third-parties as a part of certain subsidiaries' borrowing arrangements, primarily representing guaranteed operating or capital lease payments or other debt obligations with maturity dates extending through 2013. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $131 million at December 31, 2010.

Commitments from Securities Lending The Company participates in securities lending activities by acting as the customer's agent involving the loan of securities. The Company indemnifies customers for the difference between the market value of the securities lent and the market value of the collateral received. Cash collateralizes these transactions. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $7.8 billion at December 31, 2010, and represented the market value of the securities lent to third-parties. At December 31, 2010, the Company held assets with a market value of $8.1 billion as collateral for these arrangements.

Asset Sales The Company has provided guarantees to certain third-parties in connection with the sale or syndication of certain assets, primarily loan portfolios and low-income housing tax credits. These guarantees are generally in the form of asset buy-back or make-whole provisions that are triggered upon a credit event or a change in the tax-qualifying status of the related projects, as applicable, and remain in effect until the loans are collected or final tax credits are realized, respectively. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $1.6 billion at December 31, 2010, and represented the proceeds received from the buyer or the guaranteed portion in these transactions where the buy-back or make-whole provisions have not yet expired. The maximum potential future payments does not include loan sales where the Company provides standard representations and warranties to the buyer against losses related to loan underwriting documentation. For these types of loan sales, the maximum potential future payments are not readily determinable because the Company's obligation under these agreements depends upon the occurrence of future events.

The Company regularly sells loans to government-sponsored entities ("GSEs") as part of its mortgage banking activities. The Company provides customary representations and warranties to the GSEs in conjunction with these sales. These representations and warranties generally require the Company to repurchase assets if it is subsequently determined that a loan did not meet specified criteria, such as a documentation deficiency or rescission of mortgage insurance. If the Company is unable to cure or refute a repurchase request, the Company is generally obligated to repurchase the loan or otherwise reimburse the counterparty for losses. At December 31, 2010, the Company had reserved $180 million for potential losses from representations and warranty obligations. The reserve is based on the Company's repurchase and loss trends, and quantitative and qualitative factors that may result in anticipated losses different from historical loss trends, including loan vintage, underwriting characteristics and macroeconomic trends.

Recourse available to the Company under asset sales arrangements includes guarantees from the Small Business Administration (for Small Business Administration loans sold), recourse against the correspondent that originated the loan or to the private mortgage issuer, the right to collect payments from the debtors, and/or the right to liquidate the underlying collateral, if any, and retain the proceeds. Based on its established loan-to-value guidelines, the Company believes the recourse available is sufficient to recover future payments, if any, under the loan buy-back guarantees.

Merchant Processing The Company, through its subsidiaries, provides merchant processing services. Under the rules of credit card associations, a merchant processor retains a contingent liability for credit card transactions processed. This contingent liability arises in the event of a billing dispute between the merchant and a cardholder that is ultimately resolved in the cardholder's favor. In this situation, the transaction is "charged-back" to the merchant and the disputed amount is credited or otherwise refunded to the cardholder. If the Company is unable to collect this amount from the merchant, it bears the loss for the amount of the refund paid to the cardholder.

A cardholder, through its issuing bank, generally has until the latter of up to four months after the date the transaction is processed or the receipt of the product or service to present a charge-back to the Company as the merchant processor. The absolute maximum potential liability is estimated to be the total volume of credit card transactions that meet the associations' requirements to be valid charge-back transactions at any given time. Management estimates that the maximum potential exposure for charge-backs would approximate the total amount of merchant transactions processed through the credit card associations for the last four months. For the last four months this amount totaled approximately $69.7 billion. In most cases, this contingent liability is unlikely to arise, as most products and services are delivered when purchased and amounts are refunded when items are returned to merchants. However, where the product or service is not provided until a future date ("future delivery"), the potential for this contingent liability increases. To mitigate this risk, the Company may require the merchant to make an escrow deposit, may place maximum volume limitations on future delivery transactions processed by the merchant at any point in time, or may require various credit enhancements (including letters of credit and bank guarantees). Also, merchant processing contracts may include event triggers to provide the Company more financial and operational control in the event of financial deterioration of the merchant.

The Company's primary exposure to future delivery is related to merchant processing for airline companies, where it currently processes card transactions in the United States, Canada and Europe for these merchants. In the event of liquidation of these merchants, the Company could become financially liable for refunding tickets purchased through the credit card associations under the charge-back provisions. Charge-back risk related to these merchants is evaluated in a manner similar to credit risk assessments and, as such, merchant processing contracts contain various provisions to protect the Company in the event of default. At December 31, 2010, the value of airline tickets purchased to be delivered at a future date was $4.1 billion. The Company held collateral of $377 million in escrow deposits, letters of credit and indemnities from financial institutions, and liens on various assets. With respect to future delivery risk for other merchants, the Company held $31 million of merchant escrow deposits as collateral. In addition to specific collateral or other credit enhancements, the Company maintains a liability for its implied guarantees associated with future delivery. At December 31, 2010, the liability was $57 million primarily related to these airline processing arrangements.

In the normal course of business, the Company has unresolved charge-backs. The Company assesses the likelihood of its potential liability based on the extent and nature of unresolved charge-backs and its historical loss experience. At December 31, 2010, the Company had a recorded liability for potential losses of $15 million.

Contingent Consideration Arrangements The Company has contingent payment obligations related to certain business combination transactions. Payments are guaranteed as long as certain post-acquisition performance-based criteria are met or customer relationships are maintained. At December 31, 2010, the maximum potential future payments required to be made by the Company under these arrangements was approximately $5 million. If required, the majority of these contingent payments are payable within the next 12 months.

Minimum Revenue Guarantees In the normal course of business, the Company may enter into revenue share agreements with third-party business partners who generate customer referrals or provide marketing or other services related to the generation of revenue. In certain of these agreements, the Company may guarantee that a minimum amount of revenue share payments will be made to the third-party over a specified period of time. At December 31, 2010, the maximum potential future payments required to be made by the Company under these agreements was $13 million.

Other Guarantees The Company has also made financial performance guarantees related to the operations of its subsidiaries. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $8.1 billion at December 31, 2010.

OTHER CONTINGENT LIABILITIES

Visa Restructuring and Card Association Litigation The Company's payment services business issues and acquires credit and debit card transactions through the Visa U.S.A. Inc. card association or its affiliates (collectively "Visa"). In 2007, Visa completed a restructuring and issued shares of Visa Inc. common stock to its financial institution members in contemplation of its initial public offering ("IPO") completed in the first quarter of 2008 (the "Visa Reorganization"). As a part of the Visa Reorganization, the Company received its proportionate number of shares of Visa Inc. common stock, which were subsequently converted to Class B shares of Visa Inc. ("Class B shares"). In addition, the Company and certain of its subsidiaries have been named as defendants along with Visa U.S.A. Inc. ("Visa U.S.A.") and MasterCard International (collectively, the "Card Associations"), as well as several other banks, in antitrust lawsuits challenging the practices of the Card Associations (the "Visa Litigation"). Visa U.S.A. member banks have a contingent obligation to indemnify Visa Inc. under the Visa U.S.A. bylaws (which were modified at the time of the restructuring in October 2007) for potential losses arising from the Visa Litigation. The indemnification by the Visa U.S.A. member banks has no specific maximum amount. The Company has also entered into judgment and loss sharing agreements with Visa U.S.A. and certain other banks in order to apportion financial responsibilities arising from any potential adverse judgment or negotiated settlements related to the Visa Litigation.

In 2007 and 2008, Visa announced settlement agreements relating to certain of the Visa Litigation matters. Visa U.S.A. member banks remain obligated to indemnify Visa Inc. for potential losses arising from the remaining Visa Litigation. Using proceeds from its initial IPO and through subsequent reductions to the conversion ratio applicable to the Class B shares held by Visa U.S.A. member banks, Visa Inc. has established an escrow account for the benefit of member financial institutions to fund the expenses of the Visa Litigation, as well as the members' proportionate share of any judgments or settlements that may arise out of the Visa Litigation. The receivable related to the escrow account is classified in other liabilities as a direct offset to the related Visa Litigation contingent liability, and will decline as amounts are paid out of the escrow account. During the third quarter of 2009 and the second and fourth quarters of 2010, Visa deposited additional funds into the escrow account and further reduced the conversion ratio applicable to the Class B shares. As a result, the Company recognized gains of $39 million, $28 million and $44 million during the third quarter of 2009 and second and fourth quarters of 2010, respectively, related to the effective repurchase of a portion of its Class B shares.

At December 31, 2010, the carrying amount of the Company's liability related to the remaining Visa Litigation matters, was $48 million. Class B shares are non-transferable, except for transfers to other Visa U.S.A. member banks. The remaining Class B shares held by the Company will be eligible for conversion to Class A shares in 2011 or upon settlement of the Visa Litigation, whichever is later.

Checking Account Overdraft Fee Litigation The Company is a defendant in three separate cases primarily challenging the Company's daily ordering of debit transactions posted to customer checking accounts for the period from 2003 to 2010. The plaintiffs have requested class action treatment, however, no class has been certified. The court has denied a motion by the Company to dismiss these cases. The Company believes it has meritorious defenses against these matters, including class certification. As these cases are in the early stages and no damages have been specified, no specific loss range or range of loss can be determined currently.

Other The Company is subject to various other litigation, investigations and legal and administrative cases and proceedings that arise in the ordinary course of its businesses. Due to their complex nature, it may be years before some matters are resolved. While it is impossible to ascertain the ultimate resolution or range of financial liability with respect to these contingent matters, the Company believes that the aggregate amount of such liabilities will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

Note 23 U.S. BANCORP (PARENT COMPANY)

CONDENSED BALANCE SHEET

December 31 (Dollars in Millions)	2010	2009
Assets		
Due from banks, principally interest-bearing	$ 6,722	$10,568
Available-for-sale securities	1,454	1,554
Investments in bank subsidiaries	29,452	24,798
Investments in nonbank subsidiaries	1,239	854
Advances to bank subsidiaries	1,500	1,500
Advances to nonbank subsidiaries	1,171	918
Other assets	1,429	1,511
Total assets	$42,967	$41,703
Liabilities and Shareholders' Equity		
Short-term funds borrowed	$ 60	$ 842
Long-term debt	13,037	14,538
Other liabilities	351	360
Shareholders' equity	29,519	25,963
Total liabilities and shareholders' equity	$42,967	$41,703

CONDENSED STATEMENT OF INCOME

Year Ended December 31 (Dollars in Millions)	2010	2009	2008
Income			
Dividends from bank subsidiaries	$ –	$ 625	$1,935
Dividends from nonbank subsidiaries	3	94	6
Interest from subsidiaries	109	82	125
Other income	105	(299)	(674)
Total income	217	502	1,392
Expense			
Interest on short-term funds borrowed	1	3	24
Interest on long-term debt	366	332	409
Other expense	80	44	45
Total expense	447	379	478
Income before income taxes and equity in undistributed income of subsidiaries	(230)	123	914
Applicable income taxes	(70)	(197)	(348)
Income of parent company	(160)	320	1,262
Equity in undistributed income of subsidiaries	3,477	1,885	1,684
Net income attributable to U.S. Bancorp	$3,317	$2,205	$2,946

CONDENSED STATEMENT OF CASH FLOWS

Year Ended December 31 (Dollars in Millions)	2010	2009	2008
Operating Activities			
Net income attributable to U.S. Bancorp	$ 3,317	$ 2,205	$ 2,946
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed income of subsidiaries	(3,477)	(1,885)	(1,684)
Other, net	130	703	466
Net cash provided by (used in) operating activities	(30)	1,023	1,728
Investing Activities			
Proceeds from sales and maturities of investment securities	298	395	1,408
Purchases of investment securities	(63)	(52)	(684)
Investments in subsidiaries	(1,750)	(186)	(540)
Equity distributions from subsidiaries	58	58	61
Net increase in short-term advances to subsidiaries	(253)	(173)	(19)
Long-term advances to subsidiaries	(300)	(800)	(600)
Principal collected on long-term advances to subsidiaries	300	–	–
Other, net	33	(29)	(22)
Net cash used in investing activities	(1,677)	(787)	(396)
Financing Activities			
Net increase (decrease) in short-term borrowings	(782)	(392)	86
Proceeds from issuance of long-term debt	4,250	5,031	3,784
Principal payments or redemption of long-term debt	(5,250)	(1,054)	(3,819)
Fees paid on exchange of income trust securities for perpetual preferred stock	(4)	–	–
Proceeds from issuance of preferred stock	–	–	7,090
Proceeds from issuance of common stock	119	2,703	688
Redemption of preferred stock	–	(6,599)	–
Repurchase of common stock warrant	–	(139)	–
Cash dividends paid on preferred stock	(89)	(275)	(68)
Cash dividends paid on common stock	(383)	(1,025)	(2,959)
Net cash provided by (used in) financing activities	(2,139)	(1,750)	4,802
Change in cash and due from banks	(3,846)	(1,514)	6,134
Cash and due from banks at beginning of year	10,568	12,082	5,948
Cash and due from banks at end of year	$ 6,722	$10,568	$12,082

Transfer of funds (dividends, loans or advances) from bank subsidiaries to the Company is restricted. Federal law requires loans to the Company or its affiliates to be secured and generally limits loans to the Company or an individual affiliate to 10 percent of each bank's unimpaired capital and surplus. In the aggregate, loans to the Company and all affiliates cannot exceed 20 percent of each bank's unimpaired capital and surplus.

Dividend payments to the Company by its subsidiary banks are subject to regulatory review and statutory limitations and, in some instances, regulatory approval. The approval of the Office of the Comptroller of the Currency is required if total dividends by a national bank in any calendar year exceed the bank's net income for that year combined with its retained net income for the preceding two calendar years, or if the bank's retained earnings are less than zero. Furthermore, dividends are restricted by the Comptroller of the Currency's minimum capital constraints for all national banks. Within these guidelines, all bank subsidiaries have the ability to pay dividends without prior regulatory approval. The amount of dividends available to the parent company from the bank subsidiaries at December 31, 2010, was approximately $5.8 billion.

Note 24 SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2010 through the date the consolidated financial statements were filed with the United States Securities and Exchange Commission. Based on this evaluation, the Company has determined none of these events were required to be recognized or disclosed in the consolidated financial statements and related notes.

U.S. Bancorp
Consolidated Balance Sheet — Five Year Summary (Unaudited)

December 31 (Dollars in Millions)	2010	2009	2008	2007	2006	% Change 2010 v 2009
Assets						
Cash and due from banks	$ 14,487	$ 6,206	$ 6,859	$ 8,884	$ 8,639	*%
Held-to-maturity securities	1,469	47	53	74	87	*
Available-for-sale securities	51,509	44,721	39,468	43,042	40,030	15.2
Loans held for sale	8,371	4,772	3,210	4,819	3,256	75.4
Loans	197,061	194,755	184,955	153,827	143,597	1.2
Less allowance for loan losses	(5,310)	(5,079)	(3,514)	(2,058)	(2,022)	(4.5)
Net loans	191,751	189,676	181,441	151,769	141,575	1.1
Other assets	40,199	35,754	34,881	29,027	25,645	12.4
Total assets	$307,786	$281,176	$265,912	$237,615	$219,232	9.5%
Liabilities and Shareholders' Equity						
Deposits						
Noninterest-bearing	$ 45,314	$ 38,186	$ 37,494	$ 33,334	$ 32,128	18.7%
Interest-bearing	158,938	145,056	121,856	98,111	92,754	9.6
Total deposits	204,252	183,242	159,350	131,445	124,882	11.5
Short-term borrowings	32,557	31,312	33,983	32,370	26,933	4.0
Long-term debt	31,537	32,580	38,359	43,440	37,602	(3.2)
Other liabilities	9,118	7,381	7,187	8,534	7,896	23.5
Total liabilities	277,464	254,515	238,879	215,789	197,313	9.0
Total U.S. Bancorp shareholders' equity	29,519	25,963	26,300	21,046	21,197	13.7
Noncontrolling interests	803	698	733	780	722	15.0
Total equity	30,322	26,661	27,033	21,826	21,919	13.7
Total liabilities and equity	$307,786	$281,176	$265,912	$237,615	$219,232	9.5%

** Not meaningful*

U.S. Bancorp
Consolidated Statement of Income — Five-Year Summary (Unaudited)

Year Ended December 31 (Dollars in Millions)	2010	2009	2008	2007	2006	% Change 2010 v 2009
Interest Income						
Loans	$10,145	$ 9,564	$10,051	$10,627	$ 9,873	6.1%
Loans held for sale	246	277	227	277	236	(11.2)
Investment securities	1,601	1,606	1,984	2,095	2,001	(.3)
Other interest income	166	91	156	137	153	82.4
Total interest income	12,158	11,538	12,418	13,136	12,263	5.4
Interest Expense						
Deposits	928	1,202	1,881	2,754	2,389	(22.8)
Short-term borrowings	548	539	1,066	1,433	1,203	1.7
Long-term debt	1,103	1,279	1,739	2,260	1,930	(13.8)
Total interest expense	2,579	3,020	4,686	6,447	5,522	(14.6)
Net interest income	9,579	8,518	7,732	6,689	6,741	12.5
Provision for credit losses	4,356	5,557	3,096	792	544	(21.6)
Net interest income after provision for credit losses	5,223	2,961	4,636	5,897	6,197	76.4
Noninterest Income						
Credit and debit card revenue	1,091	1,055	1,039	958	809	3.4
Corporate payment products revenue	710	669	671	638	562	6.1
Merchant processing services	1,253	1,148	1,151	1,108	966	9.1
ATM processing services	423	410	366	327	313	3.2
Trust and investment management fees	1,080	1,168	1,314	1,339	1,235	(7.5)
Deposit service charges	710	970	1,081	1,077	1,042	(26.8)
Treasury management fees	555	552	517	472	441	.5
Commercial products revenue	771	615	492	433	415	25.4
Mortgage banking revenue	1,003	1,035	270	259	192	(3.1)
Investment products fees and commissions	111	109	147	146	150	1.8
Securities gains (losses), net	(78)	(451)	(978)	15	14	82.7
Other	731	672	741	524	813	8.8
Total noninterest income	8,360	7,952	6,811	7,296	6,952	5.1
Noninterest Expense						
Compensation	3,779	3,135	3,039	2,640	2,513	20.5
Employee benefits	694	574	515	494	481	20.9
Net occupancy and equipment	919	836	781	738	709	9.9
Professional services	306	255	240	233	199	20.0
Marketing and business development	360	378	310	260	233	(4.8)
Technology and communications	744	673	598	561	545	10.5
Postage, printing and supplies	301	288	294	283	265	4.5
Other intangibles	367	387	355	376	355	(5.2)
Other	1,913	1,755	1,216	1,322	929	9.0
Total noninterest expense	9,383	8,281	7,348	6,907	6,229	13.3
Income before income taxes	4,200	2,632	4,099	6,286	6,920	59.6
Applicable income taxes	935	395	1,087	1,883	2,112	*
Net income	3,265	2,237	3,012	4,403	4,808	46.0
Net (income) loss attributable to noncontrolling interests	52	(32)	(66)	(79)	(57)	*
Net income attributable to U.S. Bancorp	$ 3,317	$ 2,205	$ 2,946	$ 4,324	$ 4,751	50.4
Net income applicable to U.S. Bancorp common shareholders	$ 3,332	$ 1,803	$ 2,819	$ 4,258	$ 4,696	84.8

* *Not meaningful*

U.S. Bancorp
Quarterly Consolidated Financial Data (Unaudited)

	2010				2009			
(Dollars in Millions, Except Per Share Data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest Income								
Loans	$2,505	$2,515	$2,560	$2,565	$2,350	$2,345	$2,373	$2,496
Loans held for sale	44	47	71	84	63	71	87	56
Investment securities	410	394	400	397	434	402	374	396
Other interest income	34	39	46	47	20	22	23	26
Total interest income	2,993	2,995	3,077	3,093	2,867	2,840	2,857	2,974
Interest Expense								
Deposits	236	229	231	232	324	314	299	265
Short-term borrowings	128	137	149	134	143	131	138	127
Long-term debt	277	272	273	281	353	341	313	272
Total interest expense	641	638	653	647	820	786	750	664
Net interest income	2,352	2,357	2,424	2,446	2,047	2,054	2,107	2,310
Provision for credit losses	1,310	1,139	995	912	1,318	1,395	1,456	1,388
Net interest income after provision for credit losses	1,042	1,218	1,429	1,534	729	659	651	922
Noninterest Income								
Credit and debit card revenue	258	266	274	293	256	259	267	273
Corporate payment products revenue	168	178	191	173	154	168	181	166
Merchant processing services	292	320	318	323	258	278	300	312
ATM processing services	105	108	105	105	102	104	103	101
Trust and investment management fees	264	267	267	282	294	304	293	277
Deposit service charges	207	199	160	144	226	250	256	238
Treasury management fees	137	145	139	134	137	142	141	132
Commercial products revenue	161	205	197	208	129	144	157	185
Mortgage banking revenue	200	243	310	250	233	308	276	218
Investment products fees and commissions	25	30	27	29	28	27	27	27
Securities gains (losses), net	(34)	(21)	(9)	(14)	(198)	(19)	(76)	(158)
Other	135	170	131	295	169	90	168	245
Total noninterest income	1,918	2,110	2,110	2,222	1,788	2,055	2,093	2,016
Noninterest Expense								
Compensation	861	946	973	999	786	764	769	816
Employee benefits	180	172	171	171	155	140	134	145
Net occupancy and equipment	227	226	229	237	211	208	203	214
Professional services	58	73	78	97	52	59	63	81
Marketing and business development	60	86	108	106	56	80	137	105
Technology and communications	185	186	186	187	155	157	175	186
Postage, printing and supplies	74	75	74	78	74	72	72	70
Other intangibles	97	91	90	89	91	95	94	107
Other	394	522	476	521	291	554	406	504
Total noninterest expense	2,136	2,377	2,385	2,485	1,871	2,129	2,053	2,228
Income before income taxes	824	951	1,154	1,271	646	585	691	710
Applicable income taxes	161	199	260	315	101	100	86	108
Net income	663	752	894	956	545	485	605	602
Net (income) loss attributable to noncontrolling interests	6	14	14	18	(16)	(14)	(2)	–
Net income attributable to U.S. Bancorp	$ 669	$ 766	$ 908	$ 974	$ 529	$ 471	$ 603	$ 602
Net income applicable to U.S. Bancorp common shareholders	$ 648	$ 862	$ 871	$ 951	$ 419	$ 221	$ 583	$ 580
Earnings per common share	$ .34	$ .45	$ .46	$ .50	$ .24	$ .12	$ .31	$ .30
Diluted earnings per common share	$ .34	$ .45	$ .45	$ .49	$ .24	$ .12	$ .30	$ .30

U.S. Bancorp
Consolidated Daily Average Balance Sheet and

Year Ended December 31	2010			2009		
(Dollars in Millions)	Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates
Assets						
Investment securities	$ 47,763	$ 1,763	3.69%	$ 42,809	$ 1,770	4.13%
Loans held for sale	5,616	246	4.37	5,820	277	4.76
Loans (b)						
Commercial	47,028	1,977	4.20	52,827	2,074	3.93
Commercial real estate	34,269	1,530	4.46	33,751	1,453	4.30
Residential mortgages	27,704	1,436	5.18	24,481	1,380	5.64
Retail	64,089	4,272	6.67	62,023	4,125	6.65
Total loans, excluding covered loans	173,090	9,215	5.32	173,082	9,032	5.22
Covered loans	19,932	985	4.94	12,723	578	4.54
Total loans	193,022	10,200	5.28	185,805	9,610	5.17
Other earning assets	5,641	166	2.94	2,853	91	3.20
Total earning assets	252,042	12,375	4.91	237,287	11,748	4.95
Allowance for loan losses	(5,399)			(4,451)		
Unrealized gain (loss) on available-for-sale securities	94			(1,594)		
Other assets	39,124			37,118		
Total assets	$285,861			$268,360		
Liabilities and Shareholders' Equity						
Noninterest-bearing deposits	$ 40,162			$ 37,856		
Interest-bearing deposits						
Interest checking	40,184	77	.19	36,866	78	.21
Money market savings	39,679	132	.33	31,795	145	.46
Savings accounts	20,903	121	.58	13,109	71	.54
Time certificates of deposit less than $100,000	16,628	303	1.82	17,879	461	2.58
Time deposits greater than $100,000	27,165	295	1.08	30,296	447	1.48
Total interest-bearing deposits	144,559	928	.64	129,945	1,202	.93
Short-term borrowings	33,719	556	1.65	29,149	551	1.89
Long-term debt	30,835	1,103	3.58	36,520	1,279	3.50
Total interest-bearing liabilities	209,113	2,587	1.24	195,614	3,032	1.55
Other liabilities	7,787			7,869		
Shareholders' equity						
Preferred equity	1,742			4,445		
Common equity	26,307			21,862		
Total U.S. Bancorp shareholders' equity	28,049			26,307		
Noncontrolling interests	750			714		
Total equity	28,799			27,021		
Total liabilities and equity	$285,861			$268,360		
Net interest income		$ 9,788			$ 8,716	
Gross interest margin			3.67%			3.40%
Gross interest margin without taxable-equivalent increments			3.59			3.32
Percent of Earning Assets						
Interest income			4.91%			4.95%
Interest expense			1.03			1.28
Net interest margin			3.88%			3.67%
Net interest margin without taxable-equivalent increments			3.80%			3.59%

* *Not meaningful*

(a) *Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.*

(b) *Interest income and rates on loans include loan fees. Nonaccrual loans are included in average loan balances.*

Related Yields And Rates (a) (Unaudited)

2008			2007			2006			2010 v 2009
Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates	% Change Average Balances
$ 42,850	$ 2,160	5.04%	$ 41,313	$ 2,239	5.42%	$ 39,961	$ 2,063	5.16%	11.6%
3,914	227	5.80	4,298	277	6.44	3,663	236	6.45	(3.5)
54,307	2,702	4.98	47,812	3,143	6.57	45,440	2,969	6.53	(11.0)
31,110	1,771	5.69	28,592	2,079	7.27	28,760	2,104	7.32	1.5
23,257	1,419	6.10	22,085	1,354	6.13	21,053	1,224	5.81	13.2
55,570	4,134	7.44	48,859	4,080	8.35	45,348	3,602	7.94	3.3
164,244	10,026	6.10	147,348	10,656	7.23	140,601	9,899	7.04	–
1,308	61	4.68	–	–	–	–	–	–	56.7
165,552	10,087	6.09	147,348	10,656	7.23	140,601	9,899	7.04	3.9
2,730	156	5.71	1,724	137	7.95	2,006	153	7.64	97.7
215,046	12,630	5.87	194,683	13,309	6.84	186,231	12,351	6.63	6.2
(2,527)			(2,042)			(2,052)			(21.3)
(2,068)			(874)			(1,007)			*
33,949			31,854			30,340			5.4
$244,400			$223,621			$213,512			6.5
$ 28,739			$ 27,364			$ 28,755			6.1
31,137	251	.81	26,117	351	1.34	23,552	233	.99	9.0
26,300	330	1.25	25,332	651	2.57	26,667	569	2.13	24.8
5,929	20	.34	5,306	19	.35	5,599	19	.35	59.5
13,583	472	3.47	14,654	644	4.40	13,761	524	3.81	(7.0)
30,496	808	2.65	22,302	1,089	4.88	22,255	1,044	4.69	(10.3)
107,445	1,881	1.75	93,711	2,754	2.94	91,834	2,389	2.60	11.2
38,237	1,144	2.99	28,925	1,531	5.29	24,422	1,242	5.08	15.7
39,250	1,739	4.43	44,560	2,260	5.07	40,357	1,930	4.78	(15.6)
184,932	4,764	2.58	167,196	6,545	3.91	156,613	5,561	3.55	6.9
7,405			7,352			7,202			(1.0)
2,246			1,000			767			(60.8)
20,324			19,997			19,943			20.3
22,570			20,997			20,710			6.6
754			712			232			5.0
23,324			21,709			20,942			6.6
$244,400			$223,621			$213,512			6.5%
	$ 7,866			$ 6,764			$ 6,790		
		3.29%			2.93%			3.08%	
		3.23			2.89			3.05	
		5.87%			6.84%			6.63%	
		2.21			3.37			2.98	
		3.66%			3.47%			3.65%	
		3.60%			3.43%			3.62%	

U.S. Bancorp
Supplemental Financial Data (Unaudited)

Earnings Per Common Share Summary	2010	2009	2008	2007	2006
Earnings per common share	$ 1.74	$ .97	$ 1.62	$ 2.45	$ 2.64
Diluted earnings per common share	1.73	.97	1.61	2.42	2.61
Dividends declared per common share	.200	.200	1.700	1.625	1.390

Ratios					
Return on average assets	1.16%	.82%	1.21%	1.93%	2.23%
Return on average common equity	12.7	8.2	13.9	21.3	23.5
Average total U.S. Bancorp shareholders' equity to average assets	9.8	9.8	9.2	9.4	9.7
Dividends per common share to net income per common share	11.5	20.6	104.9	66.3	52.7

Other Statistics (Dollars and Shares in Millions)					
Common shares outstanding (a)	1,921	1,913	1,755	1,728	1,765
Average common shares outstanding and common stock equivalents					
Earnings per common share	1,912	1,851	1,742	1,735	1,778
Diluted earnings per common share	1,921	1,859	1,756	1,756	1,803
Number of shareholders (b)	55,371	58,610	61,611	63,837	66,313
Common dividends declared	$ 385	$ 375	$ 2,971	$ 2,813	$ 2,466

(a) Defined as total common shares less common stock held in treasury at December 31.
(b) Based on number of common stock shareholders of record at December 31.

STOCK PRICE RANGE AND DIVIDENDS

	2010				2009			
	Sales Price				Sales Price			
	High	Low	Closing Price	Dividends Declared	High	Low	Closing Price	Dividends Declared
First quarter	$26.84	$22.53	$25.88	$.050	$25.43	$ 8.06	$14.61	$.050
Second quarter	28.43	22.06	22.35	.050	21.92	13.92	17.92	.050
Third quarter	24.56	20.44	21.62	.050	23.49	16.11	21.86	.050
Fourth quarter	27.30	21.58	26.97	.050	25.59	20.76	22.51	.050

The common stock of U.S. Bancorp is traded on the New York Stock Exchange, under the ticker symbol "USB." At January 31, 2011, there were 55,191 holders of record of the Company's common stock.

STOCK PERFORMANCE CHART

The following chart compares the cumulative total shareholder return on the Company's common stock during the five years ended December 31, 2010, with the cumulative total return on the Standard & Poor's 500 Index, the Standard & Poor's 500 Commercial Bank Index (the "Old Index") and the KBW Bank Index. Historically, the Company has used the Old Index to compare its relative performance. Effective in 2010, the Company adopted the KBW Bank Index as a replacement for the Old Index. The Company believes the KBW Bank Index provides a more appropriate comparison for assessing its relative performance. The Old Index is market capitalization-weighted and at December 31, 2010, one large constituent company and the Company comprised more than 47 percent and 15 percent of the Old Index, respectively, diminishing its appropriateness as a comparison index. Comparatively, at December 31, 2010, the KBW Bank Index was comprised of 24 companies with its largest constituent company comprising approximately 8 percent of the index. The comparison assumes $100 was invested on December 31, 2005, in the Company's common stock and in each of the foregoing indices and assumes the reinvestment of all dividends. The comparisons in the graph are based upon historical data and are not indicative of, nor intended to forecast, future performance of the Company's common stock.



Total Return
150
125
100
75
50
25
2005
2006
2007
2008
2009
2010
100
126
117
116
116
122
116
91
89
97
77
57
48
97
88
53
47
112
107
64
58
USB
S&P 500
S&P 500 Commercial Bank Index
KBW Bank Index

Company Information

General Business Description U.S. Bancorp is a multi-state financial services holding company headquartered in Minneapolis, Minnesota. U.S. Bancorp was incorporated in Delaware in 1929 and operates as a financial holding company and a bank holding company under the Bank Holding Company Act of 1956. U.S. Bancorp provides a full range of financial services, including lending and depository services, cash management, foreign exchange and trust and investment management services. It also engages in credit card services, merchant and ATM processing, mortgage banking, insurance, brokerage and leasing.

U.S. Bancorp's banking subsidiaries are engaged in the general banking business, principally in domestic markets. The subsidiaries range in size from $53 million to $211 billion in deposits and provide a wide range of products and services to individuals, businesses, institutional organizations, governmental entities and other financial institutions. Commercial and consumer lending services are principally offered to customers within the Company's domestic markets, to domestic customers with foreign operations and within certain niche national venues. Lending services include traditional credit products as well as credit card services, financing and import/export trade, asset-backed lending, agricultural finance and other products. Leasing products are offered through bank leasing subsidiaries. Depository services include checking accounts, savings accounts and time certificate contracts. Ancillary services such as foreign exchange, treasury management and receivable lock-box collection are provided to corporate customers. U.S. Bancorp's bank and trust subsidiaries provide a full range of asset management and fiduciary services for individuals, estates, foundations, business corporations and charitable organizations.

U.S. Bancorp's non-banking subsidiaries primarily offer investment and insurance products to the Company's customers principally within its markets, and mutual fund processing services to a broad range of mutual funds.

Banking and investment services are provided through a network of 3,031 banking offices principally operating in the Midwest and West regions of the United States. The Company operates a network of 5,310 ATMs and provides 24-hour, seven day a week telephone customer service. Mortgage banking services are provided through banking offices and loan production offices throughout the Company's markets. Consumer lending products may be originated through banking offices, indirect correspondents, brokers or other lending sources, and a consumer finance division. The Company is also one of the largest providers of Visa® corporate and purchasing card services and corporate trust services in the United States. A wholly-owned subsidiary, Elavon, Inc. ("Elavon"), provides merchant processing services directly to merchants and through a network of banking affiliations. Affiliates of Elavon provide similar merchant services in Canada and segments of Europe. These foreign operations are not significant to the Company.

On a full-time equivalent basis, as of December 31, 2010, U.S. Bancorp employed 60,584 people.

Risk Factors The following factors may adversely affect the Company's business, financial results or stock price.

Industry Risk Factors

Difficult business and economic conditions may continue to adversely affect the financial services industry The Company's business activities and earnings are affected by general business conditions in the United States and abroad. In 2010, the domestic and global economies generally began to stabilize from the dramatic downturn experienced in 2008 and 2009. The economic downturn resulted in negative effects on the business, financial condition and results of operations of financial institutions in the United States and other countries. However, domestic and global economies continue to remain unsteady and worsening of current financial market conditions could materially and adversely affect the Company's business, financial condition, results of operations, access to credit or the trading price of the Company's common stock. Dramatic declines in the housing and commercial real estate markets over the past several years, with falling real estate prices and increasing foreclosures and unemployment, continue to negatively impact the credit performance of real estate related loans and have resulted in significant write-downs of asset values by financial institutions. These write-downs have caused many financial institutions to seek additional capital, to reduce or eliminate dividends, to merge with larger and stronger institutions and, in some cases, to fail. Market developments may further erode consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact the Company's charge-offs and provision for credit losses. Additional economic deterioration that affects household and/or corporate incomes could also result in reduced demand for credit or fee-based products and services. A worsening of these conditions would likely exacerbate the lingering effects of the difficult market conditions experienced by the Company and others in the financial services industry.

The Company may be adversely affected by recently passed and proposed legislation and rulemaking The United States government and the Company's regulators have recently passed and proposed legislation and rules that impact the Company, and the Company expects to continue to face increased regulation. These laws and regulations may affect the manner in which the Company does business and the products and services that it provides, affect or restrict the Company's ability to compete in its current businesses or its ability to enter into or acquire new businesses, reduce or limit the Company's revenue or impose additional fees, assessments or taxes on the Company, intensify the regulatory supervision of the Company and the financial services industry, and adversely affect the Company's business operations or have other negative consequences.

The Dodd-Frank Wall Street Reform and Consumer Protection Act was signed into law in 2010. This legislation, among other things, establishes a Consumer Financial Protection Bureau with broad authority to administer and enforce a new federal regulatory framework of consumer financial regulation, changes the base for deposit insurance assessments, introduces regulatory rate-setting for interchange fees charged to merchants for debit card transactions, enhances the regulation of consumer mortgage banking, limits the pre-emption of local laws applicable to national banks, and excludes certain instruments currently included in determining the Tier 1 regulatory capital ratio. The capital instrument exclusion will be phased-in over a three-year period beginning in 2013. As of December 31, 2010, the instruments subject to that exclusion increase the Company's Tier 1 capital ratio by 1.3 percent. Many of the legislation's provisions have extended implementation periods and delayed effective dates and will require rulemaking by various regulatory agencies. Accordingly, the Company cannot currently quantify the ultimate impact of this legislation and the related future rulemaking, but expects that the legislation will have a detrimental impact on revenues and expenses, require the Company to change certain of its business practices, increase the Company's capital requirements and impose additional assessments and costs on the Company, and otherwise adversely affect the Company's business.

Other changes in the laws, regulations and policies governing financial services companies could alter the Company's business environment and adversely affect operations The Board of Governors of the Federal Reserve System regulates the supply of money and credit in the United States. Its fiscal and monetary policies determine in a large part the Company's cost of funds for lending and investing and the return that can be earned on those loans and investments, both of which affect the Company's net interest margin. Federal Reserve Board policies can also materially affect the value of financial instruments that the Company holds, such as debt securities and mortgage servicing rights ("MSRs"). Its policies also can affect the Company's borrowers, potentially increasing the risk that they may fail to repay their loans. Changes in policies of the Federal Reserve Board are beyond the Company's control and can be difficult to predict.

The Company and its bank subsidiaries are heavily regulated at the federal and state levels. This regulation is to protect depositors, federal deposit insurance funds and the banking system as a whole. Congress and state legislatures and federal and state agencies continually review banking laws, regulations and policies for possible changes. Changes in statutes, regulations or policies could affect the Company in substantial and unpredictable ways, including limiting the types of financial services and products that the Company offers and/or increasing the ability of non-banks to offer competing financial services and products. The Company cannot predict whether any of this potential legislation will be enacted, and if enacted, the effect that it or any regulations would have on the Company's financial condition or results of operations.

The Company could experience an unexpected inability to obtain needed liquidity The Company's liquidity could be constrained by an unexpected inability to access the capital markets due to a variety of market dislocations or interruptions. If the Company is unable to meet its funding needs on a timely basis, its business would be adversely affected. The Company's credit rating is important to its liquidity. A reduction in the Company's credit rating could adversely affect its liquidity and competitive position, increase its funding costs or limit its access to the capital markets.

Loss of customer deposits could increase the Company's funding costs The Company relies on bank deposits to be a low cost and stable source of funding. The Company competes with banks and other financial services companies for deposits. If the Company's competitors raise the rates they pay on deposits, the Company's funding costs may increase, either because the Company raises its rates to avoid losing deposits or because the Company loses deposits and must rely on more expensive sources of funding. Higher funding costs could reduce the Company's net interest margin and net interest income.

The soundness of other financial institutions could adversely affect the Company The Company's ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. The Company has exposure to many different counterparties, and the Company routinely executes transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, could lead to losses or defaults by the Company or by other institutions. Many of these transactions expose the Company to credit risk in the event of default of the Company's counterparty or client. In addition, the Company's credit risk may be exacerbated when the collateral held by the Company cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due the Company. There is no assurance that any such losses would not materially and adversely affect the Company's results of operations.

The financial services industry is highly competitive, and competitive pressures could intensify and adversely affect the Company's financial results The Company operates in a highly competitive industry that could become even more competitive as a result of legislative, regulatory and technological changes, as well as continued industry consolidation which may increase in connection with current economic and market conditions. The Company competes with other commercial banks, savings and loan associations, mutual savings banks, finance companies, mortgage banking companies, credit unions and investment companies. In addition, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks. Many of the Company's competitors have fewer regulatory constraints, and some have lower cost structures. Also, the potential need to adapt to industry changes in information technology systems, on which the Company and financial services industry are highly dependent, could present operational issues and require capital spending.

The Company continually encounters technological change The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. The Company's future success depends, in part, upon its ability to address customer needs by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in the Company's operations. The Company may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could negatively affect the Company's revenue and profit.

Improvements in economic indicators disproportionately affecting the financial services industry may lag improvements in the general economy Should the stabilization of the U.S. economy lead to a general economic recovery, the improvement of certain economic indicators, such as unemployment and real estate asset values and rents, may nevertheless continue to lag behind the overall economy. These economic indicators typically affect certain industries, such as real estate and financial services, more significantly. Furthermore, financial services companies with a substantial lending business, like the Company's, are dependent upon the ability of their borrowers to make debt service payments on loans. Should unemployment or real estate asset values fail to recover for an extended period of time, the Company could be adversely affected.

Changes in consumer use of banks and changes in consumer spending and saving habits could adversely affect the Company's financial results Technology and other changes now allow many consumers to complete financial transactions without using banks. For example, consumers can pay bills and transfer funds directly without going through a bank. This "disintermediation" could result in the loss of fee income, as well as the loss of customer deposits and income generated from those deposits. In addition, changes in consumer spending and saving habits could adversely affect the Company's operations, and the Company may be unable to timely develop competitive new products and services in response to these changes that are accepted by new and existing customers.

Changes in the domestic interest rate environment could reduce the Company's net interest income The operations of financial institutions such as the Company are dependent to a large degree on net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. An institution's net interest income is significantly affected by market rates of interest, which in turn are affected by prevailing economic conditions, by the fiscal and monetary policies of the federal government and by the policies of various regulatory agencies. Like all financial institutions, the Company's balance sheet is affected by fluctuations in interest rates. Volatility in interest rates can also result in the flow of funds away from financial institutions into direct investments. Direct investments, such as U.S. Government and corporate securities and other investment vehicles (including mutual funds) generally pay higher rates of return than financial institutions, because of the absence of federal insurance premiums and reserve requirements.

Acts or threats of terrorism and political or military actions taken by the United States or other governments could adversely affect general economic or industry conditions Geopolitical conditions may also affect the Company's earnings. Acts or threats of terrorism and political or military actions taken by the United States or other governments in response to terrorism, or similar activity, could adversely affect general economic or industry conditions.

Company Risk Factors

The Company's allowance for loan losses may not be adequate to cover actual losses Like all financial institutions, the Company maintains an allowance for loan losses to provide for loan defaults and non-performance. The Company's allowance for loan losses is based on its historical loss experience as well as an evaluation of the risks associated with its loan portfolio, including the size and composition of the loan portfolio, current economic conditions and geographic concentrations within the portfolio. The stress on the United States economy and the local economies in which the Company does business may be greater or last longer than expected, resulting in, among other things, greater than expected deterioration in credit quality of the loan portfolio, or in the value of collateral securing those loans. In addition, the process the Company uses to estimate losses inherent in its credit exposure requires difficult, subjective, and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of its borrowers to repay their loans, which may no longer be capable of accurate estimation which may, in turn, impact the reliability of the process. Increases in the Company's allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could continue to materially and adversely affect its financial results.

The Company may continue to suffer increased losses in its loan portfolio despite its underwriting practices The Company seeks to mitigate the risks inherent in its loan portfolio by adhering to specific underwriting practices. These practices generally include: analysis of a borrower's credit history, financial statements, tax returns and cash flow projections; valuation of collateral based on reports of independent appraisers; and verification of liquid assets. Although the Company believes that its underwriting criteria are, and historically have been, appropriate for the various kinds of loans it makes, the Company has already incurred high levels of losses on loans that have met these criteria, and may continue to experience higher than expected losses depending on economic factors and consumer behavior. In addition, the Company's ability to assess the creditworthiness of its customers may be impaired if the models and approaches it uses to select, manage, and underwrite its customers become less predictive of future behaviors. Finally, the Company may have higher credit risk, or experience higher credit losses, to the extent its loans are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral. For example, the Company's credit risk and credit losses can increase if borrowers who engage in similar activities are uniquely or disproportionately affected by economic or market conditions, or by regulation, such as regulation related to climate change. Continued deterioration of real estate values in states or regions where the Company has relatively larger concentrations of residential or commercial real estate could result in significantly higher credit costs.

The Company faces increased risk arising out of its mortgage lending and servicing businesses Numerous federal and state governmental, legislative and regulatory authorities are investigating practices in the mortgage lending and servicing industries. In addition to the interagency examination by U.S. federal banking regulators, the Company has received inquiries from other governmental, legislative and regulatory authorities on this topic, has cooperated, and continues to cooperate, with these inquiries. These inquiries may lead to other administrative, civil or criminal proceedings, possibly resulting in remedies including fines, penalties, restitution, or alterations in the Company's business practices. Additionally, reputational damage arising out of the enforcement action or from other inquiries and industry-wide publicity could also have an adverse effect upon the Company's existing mortgage business and could reduce future business opportunities.

In addition to governmental or regulatory investigations, the Company, like other companies with residential mortgage origination and servicing operations, faces the risk of class actions and other litigation arising out of these operations. At this time, the Company cannot predict the cost to or effect upon the Company from governmental, legislative or regulatory actions or private litigation or claims arising out of residential mortgage lending and servicing practices, although such actions, litigation and claims could, individually or in the aggregate, result in significant expense.

Changes in interest rates can reduce the value of the Company's mortgage servicing rights and mortgages held-for-sale, and can make its mortgage banking revenue volatile from quarter to quarter, which can negatively affect its earnings The Company has a portfolio of MSRs, which is the right to service a mortgage loan for a fee. The Company initially carries its MSRs using a fair value measurement of the present value of the estimated future net servicing income, which includes assumptions about the likelihood of prepayment by borrowers. Changes in interest rates can affect prepayment assumptions and thus fair value. As interest rates fall, prepayments tend to increase as borrowers refinance, and the fair value of MSR's can decrease, which in turn reduces the Company's earnings.

An increase in interest rates tends to lead to a decrease in demand for mortgage loans, reducing the Company's income from loan originations. Although revenue from the Company's MSRs may increase at the same time through increases in fair value, this offsetting revenue effect, or "natural hedge," is not perfectly correlated in amount or timing. The Company typically uses derivatives and other instruments to hedge its mortgage banking interest rate risk, but this hedging activity may not always be successful. The Company could incur significant losses from its hedging activities, and there may be periods where it elects not to hedge its mortgage banking interest rate risk. As a result of these factors, mortgage banking revenue can experience significant volatility.

Maintaining or increasing the Company's market share may depend on lowering prices and market acceptance of new products and services The Company's success depends, in part, on its ability to adapt its products and services to evolving industry standards. There is increasing pressure to provide products and services at lower prices. Lower prices can reduce the Company's net interest margin and revenues from its fee-based products and services. In addition, the widespread adoption of new technologies, including internet services, could require the Company to make substantial expenditures to modify or adapt the Company's existing products and services. Also, these and other capital investments in the Company's businesses may not produce expected growth in earnings anticipated at the time of the expenditure. The Company might not be successful in introducing new products and services, achieving market acceptance of its products and services, or developing and maintaining loyal customers.

The Company relies on its employees, systems and certain counterparties, and certain failures could materially adversely affect its operations The Company operates in many different businesses in diverse markets and relies on the ability of its employees and systems to process a high number of transactions. Operational risk is the risk of loss resulting from the Company's operations, including, but not limited to, the risk of fraud by employees or persons outside of the Company, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of the internal control system and compliance requirements and business continuation and disaster recovery. This risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity. Third-parties with which the Company does business could also be sources of operational risk to the Company, including risks relating to breakdowns or failures of those parties' systems or employees. In the event of a breakdown in the internal control system, improper operation of systems or improper employee actions, the Company could suffer financial loss, face regulatory action and suffer damage to its reputation.

If personal, confidential or proprietary information of customers or clients in the Company's possession were to be mishandled or misused, the Company could suffer significant regulatory consequences, reputational damage and financial loss. This mishandling or misuse could include, for example, if the information were erroneously provided to parties who are not permitted to have the information, either by fault of the Company's systems, employees, or counterparties, or where the information is intercepted or otherwise inappropriately taken by third-parties.

The change in residual value of leased assets may have an adverse impact on the Company's financial results The Company engages in leasing activities and is subject to the risk that the residual value of the property under lease will be less than the Company's recorded asset value. Adverse changes in the residual value of leased assets can have a negative impact on the Company's financial results. The risk of changes in the realized value of the leased assets compared to recorded residual values depends on many factors outside of the Company's control, including supply and demand for the assets, condition of the assets at the end of the lease term, and other economic factors.

Negative publicity could damage the Company's reputation and adversely impact its business and financial results Reputation risk, or the risk to the Company's earnings and capital from negative publicity, is inherent in the Company's business. Negative publicity can result from the Company's actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and actions taken by government regulators and community organizations in response to those activities. Negative publicity can adversely affect the Company's ability to keep and attract customers, and can expose the Company to litigation and regulatory action. Because most of the Company's businesses operate under the "U.S. Bank" brand, actual or alleged conduct by one business can result in negative publicity about other businesses the Company operates. Although the Company takes steps to minimize reputation risk in dealing with customers and other constituencies, the Company, as a large diversified financial services company with a high industry profile, is inherently exposed to this risk.

The Company's reported financial results depend on management's selection of accounting methods and certain assumptions and estimates The Company's accounting policies and methods are fundamental to how the Company records and reports its financial condition and results of operations. The Company's management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with generally accepted accounting principles and reflect management's judgment regarding the most appropriate manner to report the Company's financial condition and results. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which might be reasonable under the circumstances, yet might result in the Company's reporting materially different results than would have been reported under a different alternative.

Certain accounting policies are critical to presenting the Company's financial condition and results. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include: the allowance for credit losses; estimations of fair value; the valuation of purchased loans and related indemnification assets; the valuation of MSRs; the valuation of goodwill and other intangible assets; and income taxes. Because of the uncertainty of estimates involved in these matters, the Company may be required to do one or more of the following: significantly increase the allowance for credit losses and/or sustain credit losses that are significantly higher than the reserve provided; recognize significant impairment on its goodwill and other intangible asset balances; or significantly increase its accrued taxes liability. For more information, refer to "Critical Accounting Policies" in this Annual Report.

Changes in accounting standards could materially impact the Company's financial statements From time to time, the Financial Accounting Standards Board changes the financial accounting and reporting standards that govern the preparation of the Company's financial statements. These changes can be hard to predict and can materially impact how the Company records and reports its financial condition and results of operations. In some cases, the Company could be required to apply a new or revised standard retroactively, resulting in the Company's restating prior period financial statements.

Acquisitions may not produce revenue enhancements or cost savings at levels or within timeframes originally anticipated and may result in unforeseen integration difficulties The Company regularly explores opportunities to acquire financial services businesses or assets and may also consider opportunities to acquire other banks or financial institutions. The Company cannot predict the number, size or timing of acquisitions.

Difficulty in integrating an acquired business or company may cause the Company not to realize expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from the acquisition. The integration could result in higher than expected deposit attrition (run-off), loss of key employees, disruption of the Company's business or the business of the acquired company, or otherwise adversely affect the Company's ability to maintain relationships with customers and employees or achieve the anticipated benefits of the acquisition. Also, the negative effect of any divestitures required by regulatory authorities in acquisitions or business combinations may be greater than expected.

The Company must generally receive federal regulatory approval before it can acquire a bank or bank holding company. In determining whether to approve a proposed bank acquisition, federal bank regulators will consider, among other factors, the effect of the acquisition on the competition, financial condition, and future prospects. The regulators also review current and projected capital ratios and levels, the competence, experience, and integrity of management and its record of compliance with laws and regulations, the convenience and needs of the communities to be served (including the acquiring institution's record of compliance under the Community Reinvestment Act) and the effectiveness of the acquiring institution in combating money laundering activities. In addition, the Company cannot be certain when or if, or on what terms and conditions, any required regulatory approvals will be granted. The Company may be required to sell banks or branches as a condition to receiving regulatory approval.

If new laws were enacted that restrict the ability of the Company and its subsidiaries to share information about customers, the Company's financial results could be negatively affected The Company's business model depends on sharing information among the family of companies owned by U.S. Bancorp to better satisfy the Company's customer needs. Laws that restrict the ability of the companies owned by U.S. Bancorp to share information about customers could negatively affect the Company's revenue and profit.

The Company's business could suffer if the Company fails to attract and retain skilled people The Company's success depends, in large part, on its ability to attract and retain key people. Competition for the best people in most activities the Company engages in can be intense. The Company may not be able to hire the best people or to keep them. Recent strong scrutiny of compensation practices has resulted and may continue to result in additional regulation and legislation in this area as well as additional legislative and regulatory initiatives, and there is no assurance that this will not cause increased turnover or impede the Company's ability to retain and attract the highest caliber employees.

The Company relies on other companies to provide key components of the Company's business infrastructure Third-party vendors provide key components of the Company's business infrastructure, such as internet connections, network access and mutual fund distribution. While the Company has selected these third-party vendors carefully, it does not control their actions. Any problems caused by these third-parties, including as a result of their not providing the Company their services for any reason or their performing their services poorly, could adversely affect the Company's ability to deliver products and services to the Company's customers and otherwise to conduct its business. Replacing these third-party vendors could also entail significant delay and expense.

Significant legal actions could subject the Company to substantial uninsured liabilities The Company is from time to time subject to claims related to its operations. These claims and legal actions, including supervisory actions by the Company's regulators, could involve large monetary claims and significant defense costs. To protect itself from the cost of these claims, the Company maintains insurance coverage in amounts and with deductibles that it believes are appropriate for its operations. However, the Company's insurance coverage may not cover all claims against the Company or continue to be available to the Company at a reasonable cost. As a result, the Company may be exposed to substantial uninsured liabilities, which could adversely affect the Company's results of operations and financial condition.

The Company is exposed to risk of environmental liability when it takes title to properties In the course of the Company's business, the Company may foreclose on and take title to real estate. As a result, the Company could be subject to environmental liabilities with respect to these properties. The Company may be held liable to a governmental entity or to third-parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if the Company is the owner or former owner of a contaminated site, it may be subject to common law claims by third-parties based on damages and costs resulting from environmental contamination emanating from the property. If the Company becomes subject to significant environmental liabilities, its financial condition and results of operations could be adversely affected.

A natural disaster could harm the Company's business Natural disasters could harm the Company's operations through interference with communications, including the interruption or loss of the Company's websites, which could prevent the Company from obtaining deposits, originating loans and processing and controlling its flow of business, as well as through the destruction of facilities and the

Company's operational, financial and management information systems. Additionally, natural disasters may significantly affect loan portfolios by damaging properties pledged as collateral and by impairing the ability of certain borrowers to repay their loans. The nature and level of natural disasters cannot be predicted and may be exacerbated by global climate change. The ultimate impact of a natural disaster on future financial results is difficult to predict and would be affected by a number of factors, including the extent of damage to the Company's assets or the relevant collateral, the extent to which damaged collateral is not covered by insurance, the extent to which unemployment and other economic conditions caused by the natural disaster adversely affect the ability of borrowers to repay their loans, and the cost of collection and foreclosure moratoriums, loan forbearances and other accommodations granted to borrowers and other customers.

The Company faces systems failure risks as well as security risks, including "hacking" and "identity theft" The computer systems and network infrastructure the Company and others use could be vulnerable to unforeseen problems. These problems may arise in both the Company's internally developed systems and the systems of its third-party service providers. The Company's operations are dependent upon its ability to protect computer equipment against damage from fire, power loss or telecommunication failure. Any damage or failure that causes an interruption in its operations could adversely affect its business and financial results. In addition, the Company's computer systems and network infrastructure present security risks, and could be susceptible to hacking or identity theft.

The Company relies on dividends from its subsidiaries for its liquidity needs The Company is a separate and distinct legal entity from its bank subsidiaries and non-bank subsidiaries. The Company receives substantially all of its cash from dividends paid by its subsidiaries. These dividends are the principal source of funds to pay dividends on the Company's stock and interest and principal on its debt. Various federal and state laws and regulations limit the amount of dividends that its bank subsidiaries and certain of its non-bank subsidiaries may pay to the Company without regulatory approval. Also, the Company's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to prior claims of the subsidiary's creditors, except to the extent that any of the Company's claims as a creditor of that subsidiary may be recognized.

The Company has non-banking businesses that are subject to various risks and uncertainties The Company is a diversified financial services company, and the Company's business model is based on a mix of businesses that provide a broad range of products and services delivered through multiple distribution channels. In addition to banking, the Company provides payment services, investments, mortgages and corporate and personal trust services. Although the Company believes its diversity helps lessen the effect of downturns in any one segment of its industry, it also means the Company's earnings could be subject to various specific risks and uncertainties related to these non-banking businesses.

The Company's stock price can be volatile The Company's stock price can fluctuate widely in response to a variety of factors, including: actual or anticipated variations in the Company's quarterly operating results; recommendations by securities analysts; significant acquisitions or business combinations; strategic partnerships, joint ventures or capital commitments by or involving the Company or the Company's competitors; operating and stock price performance of other companies that investors deem comparable to the Company; new technology used or services offered by the Company's competitors; news reports relating to trends, concerns and other issues in the financial services industry; and changes in government regulations. General market fluctuations, industry factors and general economic and political conditions and events, as well as interest rate changes, currency fluctuations, or unforeseen events such as terrorist attacks could cause the Company's stock price to decrease regardless of the Company's operating results.

Executive Officers

Richard K. Davis

Mr. Davis is Chairman, President and Chief Executive Officer of U.S. Bancorp. Mr. Davis, 53, has served as Chairman of U.S. Bancorp since December 2007, Chief Executive Officer since December 2006 and President since October 2004. He also served as Chief Operating Officer from October 2004 until December 2006. From the time of the merger of Firstar Corporation and U.S. Bancorp in February 2001 until October 2004, Mr. Davis served as Vice Chairman of U.S. Bancorp. From the time of the merger, Mr. Davis was responsible for Consumer Banking, including Retail Payment Solutions (card services), and he assumed additional responsibility for Commercial Banking in 2003. Mr. Davis has held management positions with the Company since joining Star Banc Corporation, one of its predecessors, in 1993 as Executive Vice President.

Jennie P. Carlson

Ms. Carlson is Executive Vice President, Human Resources, of U.S. Bancorp. Ms. Carlson, 50, has served in this position since January 2002. Until that time, she served as Executive Vice President, Deputy General Counsel and Corporate Secretary of U.S. Bancorp since the merger of Firstar Corporation and U.S. Bancorp in February 2001. From 1995 until the merger, she was General Counsel and Secretary of Firstar Corporation and Star Banc Corporation.

Andrew Cecere

Mr. Cecere is Vice Chairman and Chief Financial Officer of U.S. Bancorp. Mr. Cecere, 50, has served in this position since February 2007. Until that time, he served as Vice Chairman, Wealth Management and Securities Services, since the merger of Firstar Corporation and U.S. Bancorp in February 2001. Previously, he had served as an executive officer of the former U.S. Bancorp, including as Chief Financial Officer from May 2000 through February 2001.

Terrance R. Dolan

Mr. Dolan is Vice Chairman, Wealth Management and Securities Services, of U.S. Bancorp. Mr. Dolan, 49, has served in this position since July 2010. From September 1998 to July 2010, Mr. Dolan served as U.S. Bancorp's Controller. He additionally held the title of Executive Vice President from January 2002 until June 2010 and Senior Vice President from September 1998 until January 2002.

Richard C. Hartnack

Mr. Hartnack is Vice Chairman, Consumer and Small Business Banking, of U.S. Bancorp. Mr. Hartnack, 65, has served in this position since April 2005, when he joined U.S. Bancorp. Prior to joining U.S. Bancorp, he served as Vice Chairman of Union Bank of California from 1991 to 2005 with responsibility for Community Banking and Investment Services.

Richard J. Hidy

Mr. Hidy is Executive Vice President and Chief Risk Officer of U.S. Bancorp. Mr. Hidy, 48, has served in this position since 2005. From 2003 until 2005, he served as Senior Vice President and Deputy General Counsel of U.S. Bancorp, having served as Senior Vice President and Associate General Counsel of U.S. Bancorp and Firstar Corporation since 1999.

Joseph C. Hoesley

Mr. Hoesley is Vice Chairman, Commercial Real Estate, of U.S. Bancorp. Mr. Hoesley, 56, has served in this position since June 2006. From June 2002 until June 2006, he served as Executive Vice President and National Group Head of Commercial Real Estate at U.S. Bancorp, having previously served as Senior Vice President and Group Head of Commercial Real Estate since joining U.S. Bancorp in 1992.

Pamela A. Joseph

Ms. Joseph is Vice Chairman, Payment Services, of U.S. Bancorp. Ms. Joseph, 52, has served in this position since December 2004. Since November 2004, she has been Chairman and Chief Executive Officer of Elavon Inc., a wholly owned subsidiary of U.S. Bancorp. Prior to that time, she had been President and Chief Operating Officer of Elavon Inc. since February 2000.

Howell D. McCullough III

Mr. McCullough is Executive Vice President and Chief Strategy Officer of U.S. Bancorp and Head of U.S. Bancorp's Enterprise Revenue Office. Mr. McCullough, 54, has served in these positions since September 2007. From July 2005 until September 2007, he served as Director of Strategy and Acquisitions of the Payment Services business of U.S. Bancorp. He also served as Chief Financial Officer of the Payment Services business from October 2006 until September 2007. From March 2001 until July 2005, he served as Senior Vice President and Director of Investor Relations at U.S. Bancorp.

Lee R. Mitau

Mr. Mitau is Executive Vice President and General Counsel of U.S. Bancorp. Mr. Mitau, 62, has served in this position since 1995. Mr. Mitau also serves as Corporate Secretary. Prior to 1995 he was a partner at the law firm of Dorsey & Whitney LLP.

P.W. Parker

Mr. Parker is Executive Vice President and Chief Credit Officer of U.S. Bancorp. Mr. Parker, 54, has served in this position since October 2007. From March 2005 until October 2007, he served as Executive Vice President of Credit Portfolio Management of U.S. Bancorp, having served as Senior Vice President of Credit Portfolio Management of U.S. Bancorp since January 2002.

Richard B. Payne, Jr.

Mr. Payne is Vice Chairman, Wholesale Banking, of U.S. Bancorp. Mr. Payne, 63, has served in this position since November 2010, when he assumed the additional responsibility for Commercial Banking at U.S. Bancorp. From July 2006, when he joined U.S. Bancorp, until November 2010, Mr. Payne served as Vice Chairman, Corporate Banking at U.S. Bancorp. Prior to joining U.S. Bancorp, he served as Executive Vice President for National City Corporation in Cleveland, with responsibility for Capital Markets, from 2001 to 2006.

Jeffry H. von Gillern

Mr. von Gillern is Vice Chairman, Technology and Operations Services, of U.S. Bancorp. Mr. von Gillern, 45, has served in this position since July 2010. From April 2001, when he joined U.S. Bancorp, until July 2010, Mr. von Gillern served as Executive Vice President of U.S. Bancorp, additionally serving as Chief Information Officer from July 2007 until July 2010.

Directors

Richard K. Davis[1,6]
Chairman, President and Chief Executive Officer
U.S. Bancorp
Minneapolis, Minnesota

Douglas M. Baker, Jr.[3,6]
Chairman, President and Chief Executive Officer
Ecolab Inc.
(Cleaning and sanitizing products)
St. Paul, Minnesota

Y. Marc Belton[3,4]
Executive Vice President, Global Strategy, Growth and Marketing Innovation
General Mills, Inc.
(Consumer food products)
Minneapolis, Minnesota

Victoria Buyniski Gluckman[2,4]
Retired Chairman and Chief Executive Officer
United Medical Resources, Inc.,
a wholly owned subsidiary of
UnitedHealth Group Incorporated
(Healthcare benefits administration)
Cincinnati, Ohio

Arthur D. Collins, Jr.[1,2,5]
Retired Chairman and Chief Executive Officer
Medtronic, Inc.
(Medical device and technology)
Chicago, Illinois

Joel W. Johnson[3,6]
Retired Chairman and Chief Executive Officer
Hormel Foods Corporation
(Consumer food products)
Scottsdale, Arizona

Olivia F. Kirtley[1,3,5]
Business Consultant
(Consulting)
Louisville, Kentucky

Jerry W. Levin[1,2,5]
Chairman and Chief Executive Officer
Wilton Brands Inc.
(Consumer products) and
Chairman and Chief Executive Officer
JW Levin Partners LLC
(Private investment and advisory)
New York, New York

David B. O'Maley[5,6]
Executive Chairman and Retired President and Chief Executive Officer
Ohio National Financial Services, Inc.
(Insurance)
Cincinnati, Ohio

O'dell M. Owens, M.D., M.P.H.[1,3,4]
President
Cincinnati State Technical and Community College
(Higher Education)
Cincinnati, Ohio

Richard G. Reiten[2,3]
Retired Chairman and Chief Executive Officer
Northwest Natural Gas Company
(Natural gas utility)
Portland, Oregon

Craig D. Schnuck[4,6]
Former Chairman and Chief Executive Officer
Schnuck Markets, Inc.
(Food retail)
St. Louis, Missouri

Patrick T. Stokes[1,2,6]
Former Chairman and Former Chief Executive Officer
Anheuser-Busch Companies, Inc.
(Consumer products)
St. Louis, Missouri

1. *Executive Committee*
2. *Compensation and Human Resources Committee*
3. *Audit Committee*
4. *Community Reinvestment and Public Policy Committee*
5. *Governance Committee*
6. *Risk Management Committee*



Executive Offices
U.S. Bancorp
800 Nicollet Mall
Minneapolis, MN 55402

Common Stock Transfer Agent and Registrar
BNY Mellon Shareowner Services acts as our transfer agent and registrar, dividend paying agent and dividend reinvestment plan administrator, and maintains all shareholder records for the corporation. Inquiries related to shareholder records, stock transfers, changes of ownership, lost stock certificates, changes of address and dividend payment should be directed to the transfer agent at:

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
Phone: 888-778-1311 or
201-680-6578 (international calls)
Internet: bnymellon.com/shareowner

For Registered or Certified Mail:
BNY Mellon Shareowner Services
500 Ross St., 6th Floor
Pittsburgh, PA 15219

Telephone representatives are available weekdays from 8:00 a.m. to 6:00 p.m. Central Time, and automated support is available 24 hours a day, 7 days a week. Specific information about your account is available on BNY Mellon's internet site by clicking on the Investor ServiceDirect® link.

Independent Auditor
Ernst & Young LLP serves as the independent auditor for U.S. Bancorp's financial statements.

Common Stock Listing and Trading
U.S. Bancorp common stock is listed and traded on the New York Stock Exchange under the ticker symbol USB.

Dividends and Reinvestment Plan
U.S. Bancorp currently pays quarterly dividends on our common stock on or about the 15th day of January, April, July and October, subject to approval by our Board of Directors. U.S. Bancorp shareholders can choose to participate in a plan that provides automatic reinvestment of dividends and/or optional cash purchase of additional shares of U.S. Bancorp common stock. For more information, please contact our transfer agent, BNY Mellon Shareowner Services.

Investor Relations Contacts
Judith T. Murphy
Executive Vice President
Corporate Investor and Public Relations
judith.murphy@usbank.com
Phone: 612-303-0783 or 866-775-9668

Financial Information
U.S. Bancorp news and financial results are available through our website and by mail.

Website For information about U.S. Bancorp, including news, financial results, annual reports and other documents filed with the Securities and Exchange Commission, access our home page on the internet at usbank.com, click on *About U.S. Bank*.

Mail At your request, we will mail to you our quarterly earnings, news releases, quarterly financial data reported on Form 10-Q, Form 10-K, and additional copies of our annual reports. Please contact:

U.S. Bancorp Investor Relations
800 Nicollet Mall
Minneapolis, MN 55402
investorrelations@usbank.com
Phone: 866-775-9668

Media Requests
Steven W. Dale
Senior Vice President, Media Relations
steve.dale@usbank.com
Phone: 612-303-0784

Privacy
U.S. Bancorp is committed to respecting the privacy of our customers and safeguarding the financial and personal information provided to us. To learn more about the U.S. Bancorp commitment to protecting privacy, visit usbank.com and click on Privacy Pledge.

Code of Ethics
U.S. Bancorp places the highest importance on honesty and integrity. Each year, every U.S. Bancorp employee certifies compliance with the letter and spirit of our Code of Ethics and Business Conduct, the guiding ethical standards of our organization. For details about our Code of Ethics and Business Conduct, visit usbank.com and click on *About U.S. Bank*.

Diversity
U.S. Bancorp and our subsidiaries are committed to developing and maintaining a workplace that reflects the diversity of the communities we serve. We support a work environment where individual differences are valued and respected and where each individual who shares the fundamental values of the company has an opportunity to contribute and grow based on individual merit.

Equal Employment Opportunity/ Affirmative Action
U.S. Bancorp and our subsidiaries are committed to providing Equal Employment Opportunity to all employees and applicants for employment. In keeping with this commitment, employment decisions are made based upon performance, skill and abilities, not race, color, religion, national origin or ancestry, gender, age, disability, veteran status, sexual orientation or any other factors protected by law. The corporation complies with municipal, state and federal fair employment laws, including regulations applying to federal contractors.

U.S. Bancorp, including each of our subsidiaries, is an Equal Opportunity Employer committed to creating a diverse workforce.


LENDER

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U.S. Bancorp
800 Nicollet Mall
Minneapolis, MN 55402

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